

2025 Annual Report

Dear Shareholders,

In 2025, Strategy advanced its position as a digital pioneer. We continued to acquire bitcoin in a manner accretive to our stockholders, while demonstrating leadership and innovation in the capital markets. During 2025, we raised over $25 billion of capital, growing our bitcoin holdings to 713,502, and achieving a BTC Yield of 22.8%, all while launching five novel classes of perpetual preferred stock, establishing a new category of financial innovation built on bitcoin: Digital Credit. 2025 also saw the completion of our rebrand to Strategy, reflecting the evolution of our corporate identity, and the acceleration of AI-integration across our organization, including our enterprise software business.

Digital Capital

Bitcoin represents the digital transformation of capital: decentralized, non-sovereign, secure, and global. Its fixed supply is governed by code rather than discretion, offering clarity and certainty in a world increasingly shaped by the expansion of fiat money supplies, fiscal dominance, and institutional opacity. We do not view our bitcoin holdings as a trading position or a temporary treasury allocation. Rather, bitcoin forms the foundation of our strategy.

Our conviction in bitcoin strengthened in 2025 as the digital asset ecosystem matured and regulatory clarity improved: Congress passed the GENIUS Act, establishing a framework for payment stablecoins, and Treasury and IRS issued guidance confirming that unrealized digital asset gains are not subject to the Corporate Alternative Minimum Tax.

As the digital revolution in finance continues, we expect individuals, corporations, and institutions to engage with bitcoin in increasingly differentiated ways—as a reserve asset, collateral, monetary infrastructure, and the basis for new financial instruments.

Digital Credit

Our conviction in bitcoin has and continues to drive our capital markets strategy. Because we intend to hold bitcoin indefinitely, we have engineered a capital structure to match that time horizon by launching our Digital Credit platform in 2025.

With this platform—composed of STRC, STRK, STRF, STRD, and STRE—we raised over $7 billion in 2025, approximately $5.5 billion year-to-date in 2026, and have established a new market in perpetual preferred equity built on bitcoin. These instruments democratize investor access to structured financial exposure to bitcoin through familiar equity structures, and thereby expand our financing capabilities beyond traditional common equity and institution-only convertible debt.

STRC, our flagship Digital Credit instrument, is the clearest expression of this strategy. As of late-April 2026, STRC had scaled to approximately $8.5 billion in market capitalization, with ~$385 million in 30-day average daily trading volume, a ~2.7 30-day Sharpe ratio, and a ~3% 30-day historical volatility. STRC is designed to enable price stability with a transparent and rules-based framework for adjusting its dividend rate. These characteristics drive demand from investors seeking a liquid, high-yielding, exchange-traded preferred instrument, and demonstrate that bitcoin-backed securities can achieve the liquidity, stability, and accessibility required for broad adoption.

Digital Equity

We designed STRC to complement MSTR. MSTR represents amplified bitcoin. From August 10, 2020 through December 31, 2025, MSTR generated total returns of 1,129%, compared to 635% for bitcoin.

In 2025, we increased our Bitcoin Per Share (BPS) from 158,826 sats/shares at the start of the year to 194,986 sats/share at the end of the year, generating 22.8% BTC Yield. Our commitment is to continue increasing BPS over the long term in a prudent manner with robust risk management.

STRC enables bitcoin acquisitions accretive to MSTR holders by increasing BPS without any immediate dilution in MSTR shares. MSTR, on the other hand, provides substantial asset coverage for STRC and absorbs bitcoin price volatility. Together, these instruments align different sources of capital—each with distinct risk and return profiles—around a unified balance sheet, mutually reinforcing and strengthening each other.

AI and Software

Our enterprise software business remains the operational backbone of Strategy. In 2025, it made strategic advances through AI product innovation and cloud adoption.

In 2025, we launched Strategy Mosaic™, a universal semantic layer delivering contextually rich, enterprise-wide data for both AI agents and human users. Mosaic enables organizations to achieve a single source of truth across their data, with consistent definitions and governance regardless of system or tool. This represents a key evolution in our software business: from a business intelligence platform for humans to a semantic layer powering AI systems. We expect demand for this capability to grow as AI adoption accelerates.

Our cloud transition also scaled meaningfully, with subscription services revenue increasing 64.5% and total revenue growing 3.0%. The software business provides a deep bench of engineering talent, reinforces our technology leadership, and supports the operational discipline required to build new markets with credibility.

The Year Ahead

We believe bitcoin is the economic foundation of the emerging Digital Century. In 2026, we expect to demonstrate that Digital Credit is not simply an extension of our bitcoin strategy, but a new category of corporate finance.

We intend to scale STRC prudently, deepen liquidity, broaden distribution, and continue acquiring bitcoin in a manner accretive to stockholders.

We also believe 2026 will mark the convergence of decentralized finance and traditional finance. These systems must integrate to unlock the full potential of bitcoin and modernize global capital markets. With increasing regulatory clarity and institutional adoption, we expect meaningful progress toward that integration this year.

We are grateful for the stewardship of our Board, the discipline of our management team, and the confidence of our shareholders. To our shareholders, customers, partners, and employees: thank you for joining us in building a new model for corporate finance in the digital age.

We enter the year ahead with conviction, discipline, and purpose.

Very truly yours,

Michael J. Saylor

Executive Chairman

Phong Le

President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to

Commission File Number 001-42509

STRATEGY INC

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1850 Towers Crescent Plaza,Tysons Corner, VA 22182	51-0323571
(State of Incorporation)	(Address of Principal Executive Offices) (Zip Code)	(I.R.S. Employer Identification No.)

Registrant's Telephone Number, Including Area Code: (703) 848-8600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
10.00% Series A Perpetual Strife Preferred Stock, $0.001 par value per share	STRF	The Nasdaq Global Select Market
Variable Rate Series A Perpetual Stretch Preferred Stock, $0.001 par value per share	STRC	The Nasdaq Global Select Market
8.00% Series A Perpetual Strike Preferred Stock, $0.001 par value per share	STRK	The Nasdaq Global Select Market
10.00% Series A Perpetual Stride Preferred Stock, $0.001 par value per share	STRD	The Nasdaq Global Select Market
Class A common stock, $0.001 par value per share	MSTR	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: Not applicable

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant (based on the last reported sale price of the registrant's class A common stock on June 30, 2025 on the Nasdaq Global Select Market) was approximately $105.45 billion.

As of February 13, 2026, the registrant had 314,112,458 and 19,640,250 shares of class A common stock and class B common stock outstanding, respectively.

Documents incorporated by reference: Portions of the definitive proxy statement for the 2026 Annual Meeting of Stockholders of the Registrant to be filed subsequently with the SEC are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent indicated herein.

| Auditor Firm Id: | 185 | Auditor Name: | KPMG LLP | Auditor Location: | McLean, Virginia |

STRATEGY INC

TABLE OF CONTENTS

The trademarks and registered trademarks of Strategy Inc and its subsidiaries referred to herein include, but are not limited to, Strategy, MicroStrategy, Strategy One, Strategy Auto, Strategy Mosaic, Intelligence Everywhere, HyperIntelligence, Strategy Consulting, Strategy Education, Strategy Cloud, Enterprise Semantic Graph, Strategy Services, Strategy Professional Services, and Strategy Support. Third-party product and company names mentioned herein may be the trademarks of their respective owners.

CERTAIN DEFINITIONS

All references in this Annual Report on Form 10-K ("Annual Report") to Strategy Inc ("Strategy", or the "Company") "we," "us," and "our" refer to Strategy Inc and its consolidated subsidiaries (unless the context otherwise indicates).

FORWARD-LOOKING INFORMATION AND RISK FACTOR SUMMARY

This Annual Report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For this purpose, any statements contained herein that are not statements of historical fact, including, without limitation, certain statements under "Item 1. Business," "Item 1A. Risk Factors," and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and located elsewhere herein concerning our plans, objectives, goals, beliefs, business strategies, future events, business conditions, results of operations, financial position, business outlook, business trends and other information, may be forward-looking statements. Without limiting the foregoing, words such as "might," "will," "may," "should," "estimates," "expects," "continues," "contemplates," "anticipates," "projects," "plans," "potential," "predicts," "intends," "believes," "forecasts," "future," "targeted," "goal" and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs, estimates and projections will be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained herein and presented elsewhere by management from time to time. These principal risks, uncertainties and other important factors are discussed more fully under "Item 1A. Risk Factors" and include, but are not limited to, the following:

- Our operating results, revenues, and expenses may fluctuate significantly, which could have an adverse effect on the market price of our securities;

- We may not be able to regain profitability in future periods;

- A significant decrease in the fair market value of our bitcoin holdings could adversely affect our ability to satisfy our financial obligations or liquidity needs;

- We may have exposure to greater than anticipated tax liabilities;

- Our bitcoin strategy exposes us to various risks, including risks associated with bitcoin;

- Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin have in the past influenced and are likely to continue to influence our financial results and the market prices of our securities;

- Bitcoin and other digital assets are relatively novel assets, and are subject to significant uncertainties;

- Our historical financial statements prior to March 31, 2025 do not reflect the potential variability in earnings that we may experience in the future relating to our bitcoin holdings;

- The recent increase in the availability of alternative ways to gain exposure to bitcoin and other digital assets may adversely affect the market price of our securities;

- Our bitcoin strategy subjects us to enhanced regulatory oversight;

- Bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes;

- The concentration of our bitcoin holdings enhances the risks inherent in our bitcoin strategy;

- Our bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents;

- Security breaches, cyberattacks, a loss or destruction of private keys, or similar events could cause us to lose some or all of our bitcoin and materially adversely affect our financial condition and results of operations;

- We face risks relating to the custody of our bitcoin;

- Regulatory change reclassifying bitcoin as a security could lead to our classification as an "investment company" under the Investment Company Act of 1940 and adversely affect the market price of bitcoin and our securities;

- We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers;

- Our bitcoin strategy exposes us to risk of non-performance by counterparties;

- We derive revenue from a single software platform and related services;

- Integration of artificial intelligence into our enterprise analytics product offerings and our use of artificial intelligence in our operations could result in adverse effects on our business;

- Third parties may claim we infringe their intellectual property rights;

- Changes in third-party software or systems or the emergence of new industry standards could materially adversely affect the operation of and demand for our existing software;

- Undetected errors, bugs, or security vulnerabilities in our software could cause problems with how the software performs and, in turn, reduce demand for our software, reduce our revenue, and lead to litigation;

- Business disruptions could materially affect our financial results or cause a material weakness in our internal controls;

- We face a variety of risks in doing business with U.S. and foreign federal, state, and local governments and government agencies;

- If we are unable to recruit or retain skilled personnel, or if we lose the services of Michael J. Saylor, our business, operating results, and financial condition could be materially adversely affected;

- Changes in laws or regulations relating to privacy or the collection, processing, disclosure, storage, localization, or transmission of personal data, or any actual or perceived failure by us or our third-party service providers to comply with such laws and regulations, contractual obligations, or applicable privacy policies, could materially adversely affect our business;

- If we face a disruption via a cyber attack or security breach and unauthorized parties access our data, networks or other systems, we may incur significant liabilities, and our business could be materially adversely affected;

- The market price of our class A common stock has been and may continue to be volatile;

- We are subject to a class action lawsuit and other proceedings and may be subject to additional proceedings in the future, which could distract our management, harm our reputation and result in substantial costs or judgments;

- Because Michael J. Saylor controls a significant portion of our total voting power, Mr. Saylor has significant influence over matters that require stockholder approval and as a result could impede a third party acquisition or limit our other stockholders' influence over corporate matters;

- Future sales, or the perception of future sales, of securities by us could depress the price of our securities;

- In the event of our liquidation, dissolution or winding up, the distribution of assets to our debt and equity holders will be based upon their relative seniority and, depending on the securities you hold, your claim to our assets may be junior to other claims and you may lose some or all of your investment;

- We may not have sufficient funds to pay dividends in cash on our preferred stock, or we may choose not to do so, and regulatory and contractual restrictions or the terms of our preferred stock, may prevent us from declaring or paying dividends on some or all series of our preferred stock;

- Without the consent of any holder of our preferred stock or class A common stock, we may issue preferred stock that ranks equal to our 10.00% Series A Perpetual Strife Preferred Stock and equal with or senior to our other classes of preferred stock, which may adversely affect the rights of holders of our securities;

- The tax rules applicable to "fast-pay stock" could result in adverse consequences to preferred stock holders;

- Our level and terms of indebtedness could adversely affect our ability to raise additional capital;

- If we are unable to service our indebtedness, we could default and face bankruptcy or liquidation;

- We may be unable to fund cash settlements or repurchases of our outstanding convertible notes, and any future debt may limit our ability to engage in cash settled conversions or repurchases of convertible notes;

- Despite our current level of indebtedness, we may incur substantially more indebtedness and enter into other transactions in the future which could further exacerbate the risks related to our indebtedness.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained herein may not in fact occur. The forward-looking statements made herein relate only to events as of the date on which the statements were made. Except as may be required by law, we undertake no obligation to update our forward-looking statements to reflect events and circumstances after the date on which the statements were made or to reflect the occurrence of unanticipated events.

PART I

Item 1.   Business

Our Company

Strategy is the world's first and largest Bitcoin Treasury Company. We pursue financial innovation strategies designed to generate value from our bitcoin holdings, including by developing and issuing novel fixed-income instruments that provide investors varying degrees of economic exposure to bitcoin. In addition, we are an industry leader in AI-powered enterprise analytics software, advancing our vision of Intelligence Everywhere™. We believe our combination of active bitcoin-focused capital management and a scaled operating software business positions us for long-term value creation across both digital asset and enterprise analytics markets.

On August 11, 2025, we changed our name from "MicroStrategy Incorporated" to "Strategy Inc".

Bitcoin Strategy

Overview

We believe that bitcoin is a financial and technological innovation and represents a compelling long-term treasury reserve asset due to its scarcity, durability, and global liquidity. Through our bitcoin treasury operations, we execute on our bitcoin acquisitions, capital management and capital markets strategies, which are designed to enable us to accumulate bitcoin in a manner we believe to be accretive to our shareholders in the long term and to generate value from our bitcoin holdings.

We announced our first acquisition of bitcoin in August 2020. In September 2020, our board of directors adopted a Treasury Reserve Policy, under which our treasury reserve assets consist of:

- cash and cash equivalents and short-term investments ("Cash Assets") in excess of working capital requirements; and

- bitcoin, which serves as the primary treasury reserve asset on an ongoing basis, subject to market conditions and anticipated needs of the business for Cash Assets.

In the first quarter of 2021, we adopted, in addition to and in conjunction with our Treasury Reserve Policy, a corporate strategy of acquiring and holding bitcoin, including with the proceeds of capital raising transactions. Our capital markets strategy generally involves issuing Class A common stock and preferred securities through at-the-market equity offering programs ("ATMs") when we deem advantageous. Prior to 2025, we primarily relied on proceeds from sales of class A common stock and senior convertible notes to purchase bitcoin. We also previously purchased bitcoin using cash flow from operations, and borrowings under senior secured notes and a collateralized term loan.

In 2025, we structured and issued five classes of Preferred Stock (defined below) instruments, which provide differentiated indirect economic exposure to our class A common stock and bitcoin holdings, which we collectively refer to as "digital credit."

As used in this Annual Report, the term "Preferred Stock" refers to, collectively, our 10.00% Series A Perpetual Strife Preferred Stock ("STRF Stock"), Variable Rate Series A Perpetual Stretch Preferred Stock ("STRC Stock"), 10.00% Series A Perpetual Stream Preferred Stock ("STRE Stock"), 8.00% Series A Perpetual Strike Preferred Stock ("STRK Stock") and 10.00% Series A Perpetual Stride Preferred Stock ("STRD Stock").

In December 2025, as part of our capital management strategy, we established a US dollar reserve ("USD Reserve") to support the payment of dividends on our preferred stock and interest on our outstanding indebtedness. As of February 13, 2026, the balance of the USD Reserve was $2.25 billion.

We evaluate our bitcoin strategy on an ongoing basis in light of market conditions, our capital structure, our contractual obligations, and our anticipated operating needs for cash resources.

We intend for our bitcoin strategy to remain adaptable. While our bitcoin strategy today includes developing and issuing novel "digital credit" instruments, we regularly evaluate other potential financial innovation opportunities that complement our bitcoin strategy. These opportunities may include, among others, additional financing structures and strategies intended to generate income streams or otherwise generate funds using our bitcoin holdings. There can be no assurance that any such opportunities will be available on attractive terms, or at all, or that we will pursue or successfully implement any particular strategy.

Bitcoin Holdings

We are the largest corporate holder of bitcoin globally. Our bitcoin holdings represent a core component of our balance sheet and capital structure and provide the economic backing for our equity and fixed income securities, which enables our capital markets strategy.

As of February 13, 2026, we held approximately 717,131 bitcoins that were acquired at an aggregate purchase price of $54.5 billion and an average purchase price of approximately $76,027 per bitcoin, inclusive of fees and expenses. As of February 13, 2026, at 4:00 p.m. Eastern Time, the market price of one bitcoin reported on the Coinbase exchange (our principal market) was $68,734.

Our bitcoin holdings are managed in accordance with our Treasury Reserve Policy. We view our bitcoin holdings as long-term holdings and expect to continue to accumulate bitcoin. We have not established a specific target amount of bitcoin to hold and actively evaluate market conditions, financing opportunities, liquidity needs, and capital structure considerations on an ongoing basis.

Bitcoin Operations

Our bitcoin treasury operations are integral to our ability to execute on our business strategy of acquiring bitcoin in a manner we believe to be accretive to shareholders in the long term and to capitalize on opportunities to generate value from our bitcoin holdings. Our bitcoin treasury operations include:

- **Capital Markets Management:** We evaluate bitcoin acquisitions and financing decisions under our ATMs on an ongoing basis using internal metrics and a disciplined assessment of the cost of capital, asset coverage, and market conditions. We also manage execution of underwritten offerings, including offerings of debt and newly structured preferred stock instruments.

- **Bitcoin Acquisition Processes:** We actively monitor the trading prices of bitcoin and our securities and maintain bitcoin trade execution processes designed to achieve accretive acquisition of bitcoin in the long term.

- **Capital and Liability Management:** We engage in active capital management, balancing maintaining leveraged exposure to bitcoin with maintaining cash liquidity sufficient to satisfy our financial obligations, including payment of dividends on our preferred stock. We also manage principal maturities on our indebtedness, dividend and interest obligations, and asset coverage across our balance sheet and portfolio of digital credit instruments.

- **Structuring Digital Credit:** We actively and deliberately structure and issue novel digital credit instruments, which provide varying degrees of indirect economic exposure to our class A common stock and bitcoin. Our various digital credit instruments include a variety of features, including convertibility into shares of our class A common stock, varying degrees of seniority and governance rights, dividend rate adjustment, and similar features, designed to target investors across a spectrum of preferences and risk tolerances.

- **Digital Credit Management:** We set dividend rates on our STRC Stock based on internal interest rate frameworks, market conditions and other factors.

- **Custody and Risk Management:** We manage multiple relationships with leading bitcoin custodians, and engage in various enterprise risk management initiatives, including cybersecurity and due diligence, to manage our counterparty risk exposure.

- **Advocacy and Education:** We periodically engage in advocacy and educational activities regarding the continued acceptance and value of Bitcoin as an open, secure protocol for an internet-native digital capital asset.

Bitcoin Acquisition Strategy

We actively manage our bitcoin acquisitions with a focus on execution efficiency and market impact, while maintaining sufficient liquidity. Our bitcoin acquisition strategy generally involves acquiring bitcoin using proceeds from offerings of debt or equity securities or other capital raising transactions. We may also use cash flows from operations that exceed working capital requirements to acquire bitcoin.

We execute bitcoin acquisitions through trade execution partners affiliated with our bitcoin custodians. To reduce market risk, we work closely with our execution partners to execute bitcoin acquisitions close in time to our capital raising transactions. All bitcoin acquisitions are executed in accordance with our Treasury Reserve Policy and other internal policies and controls, including transaction authorization, counterparty diligence, and post-trade reconciliation to custodied balances.

Capital Management Strategy

We actively manage our bitcoin holdings and capital structure with a focus on long-term durability, liquidity, and flexibility. Our objective is to maintain a capital structure that supports continued bitcoin accumulation, enables us to generate value from our bitcoin holdings, positions us to satisfy our financial obligations and provides resilience across market cycles.

In December 2025, we established a U.S. dollar reserve (the "USD Reserve"), a management-designated portion of our liquidity intended to support the payment of dividends on our preferred stock and interest on our outstanding indebtedness. As of February 13, 2026, the balance of the USD Reserve was $2.25 billion, held in cash and cash equivalents. We may, in our sole and absolute discretion, increase, reduce, eliminate, adjust, or reallocate amounts designated as part of the USD Reserve from time to time based on market conditions, liquidity needs, risk considerations, and other factors. To optimize our cash management, we may also deploy assets designated as part of the USD Reserve into USD-denominated and/or USD-referenced assets, including instruments that do not constitute cash or cash equivalents.

Our capital management strategy also contemplates that we may:

- enter into additional capital raising transactions that are secured, directly or indirectly, by our assets, including bitcoin;

- pursue strategies intended to generate income streams or otherwise generate funds using our bitcoin holdings; and

- periodically sell bitcoin for general corporate purposes or in connection with transactions intended to generate tax, accounting, or balance-sheet benefits in accordance with applicable law, or to satisfy our financial obligations, such as payment of dividends on our preferred stock.

Capital Markets Strategy

We actively manage our capital markets activity with a focus on achieving accretive acquisitions of bitcoin in the long term, while managing our cost of capital, leverage, and financial obligations. We believe our bitcoin holdings enable our capital markets strategy, as they provide the substantial economic backing for our instruments, particularly our preferred stock "digital credit" instruments. Our current strategy focuses on funding our purchases of bitcoin primarily from proceeds of our offerings of our class A common stock and various preferred stock instruments pursuant to our ATM for these instruments. We have also previously used proceeds from offerings of convertible notes and senior secured notes, and a loan secured by bitcoin, to purchase bitcoin, and we may incur additional indebtedness in the future, including for the purpose of purchasing bitcoin.

We offer multiple types of securities to obtain broad access to equity and credit investors. We intentionally structure our various preferred stock instruments to appeal to investors interested in gaining economic exposure to bitcoin across a wide spectrum of yield, duration, and risk tolerance preferences. For example, we believe we have designed each of our outstanding Preferred Stock instruments to appeal to a different type of investor, as follows:

- **STRF Stock**: income-focused investors with lower risk tolerance;

- **STRC Stock**: income-focused investors seeking short duration;

- **STRE Stock**: income-focused investors seeking Euro-denominated yields;

- **STRK Stock**: investors seeking yield with greater potential for price appreciation (due to the convertibility feature of STRK Stock); and

- **STRD Stock**: investors seeking higher yields.

We regularly evaluate instrument design and issuance, and we may introduce additional instruments as markets evolve to broaden investor access and improve the efficiency and durability of our capital structure.

We believe offering a range of securities, including equity and fixed income instruments, enables us to flexibly access a broad spectrum of investors, which in turn enables us to execute on our strategy of acquiring bitcoin in a manner we believe to be accretive to common stockholders on a per share basis.

We also manage our USD Reserve and issuance of equity securities to manage our broader asset coverage, leverage, and liquidity needs.

The type and amount of securities that we may issue and sell from time to time depend on a variety of factors, many of which are outside our control, including market conditions and demand for our instruments, our overall level of indebtedness, and the amount and timing of interest and dividend payments that we expect to make. In evaluating our capital markets transactions, we consider numerous factors, including, but not limited to the following:

- **Accretion to common shareholders**: We consider whether the contemplated issuance and related bitcoin purchases are expected to be accretive to our shareholders over relevant horizons after considering dilution (if any), cash obligations, fees and execution costs;

- **Existing and potential market demand**: For new issuances of preferred stock and other novel instruments, we assess investor demand and aim to structure instruments that we believe will appeal to different market segments. As noted above, we have structured each of our current Preferred Stock instruments to appeal to a different market segment, which we based in part on feedback received from market soundings and other investor communications;

- **Cost of capital**: For instruments with dividend or interest obligations, we assess all-in cost (cash and potential dilution). For example, we evaluate the all-in cost of offerings of preferred stock instruments to include our dividend obligations as we expect to pay those dividends with the proceeds from the issuance of additional securities and cash held in our USD Reserve;

- **Leverage and asset coverage**: We assess the impact of our offerings on our leverage profile and capital structure. For example, our STRF Stock is our most senior preferred stock instrument, and offerings of STRF Stock increase the aggregate claims to our assets on liquidation and payments of dividends of STRF Stock above our other Preferred Stock instruments, while increasing the economic leverage of our class A common stock;

- **Valuation discipline**: For common equity, among other factors, we calibrate issuance to valuation references with respect to our bitcoin holdings;

- **Market capacity**: We assess demand and pacing in determining the amounts of securities to be offered in our offerings (e.g., ATM capacity relative to trading volumes, or bookbuilding indications for underwritten transactions); and

- **Balance sheet resilience and flexibility**: We evaluate capital markets transactions against long-term liquidity and stress scenarios.

We do not weigh these considerations uniformly, and not all are applicable to every offering. The applicability and weighing of these considerations may also vary across our instrument portfolio, market conditions, liquidity needs, and strategic considerations. There may also be other unforeseen considerations with respect to future offerings. In all cases, we have significant discretion in evaluating these and other considerations and executing on our capital markets strategy.

Custody of Our Bitcoin

Overview of Custodial Arrangements

We hold substantially all of our bitcoin in custody accounts with U.S.-based custodians that have demonstrated records of regulatory compliance and information security. Our current custodians are Anchorage Digital Bank N.A. ("Anchorage"), Coinbase Custody Trust Company, LLC ("Coinbase"), and Fidelity Digital Assets, NA (f/k/a Fidelity Digital Asset Services, LLC) ("Fidelity"). The primary counterparty risk we are exposed to with respect to our bitcoin relates to these custodians' performance of their obligations under our custody arrangements.

We custody our bitcoin across multiple custodians to diversify our exposure to any single custodian. Our custodial services contracts do not restrict our ability to reallocate bitcoin among custodians, and our bitcoin holdings may be concentrated with a single custodian from time to time. Given the significant amount of bitcoin we hold, we continually evaluate and seek to engage additional digital asset custodians to further diversify custody risk. We may also, in the future, discontinue or change the use of one or more third-party custodians or utilize alternative custody arrangements, including self-custody.

As of February 13, 2026, our bitcoin is held with the following custodians:

Custodian	Number of Bitcoin Custodied (1)	Bitcoin Custodied (%)
Coinbase Custody Trust Company, LLC	287,322	40 %
Anchorage Digital Bank N.A.	262,194	37 %
Fidelity Digital Assets, NA (f/k/a Fidelity Digital Asset Services, LLC)	167,615	23 %

(1) Amounts shown are rounded to the nearest bitcoin

To our knowledge, none of our third-party custodians have appointed sub-custodians to hold any of our bitcoin, and none of our custodians are related parties of the Company.

Custodian Selection, Security Practices and Liability Limitations

We carefully select our custodians through a due diligence process designed to assess their operational capabilities, security controls, and regulatory posture. In evaluating custodians, we consider whether they can demonstrate, among other things:

- robust information security programs and internal controls;

- use of multifactor authentication and access controls;

- secure key-management practices; and

- the ability to custody private keys in offline or "cold" storage environments.

Our custodial services agreements generally provide that the private keys controlling our bitcoin are held in cold storage, which is intended to mitigate risks associated with internet connectivity, including unauthorized access and cyberattacks. We also negotiate contractual liability provisions under which our custodians are held responsible for a failure by them to safekeep our bitcoin, including losses of our bitcoin to the extent such losses are directly caused by the custodian's material breach of the custody agreement or by its gross negligence, fraud, or willful misconduct under the applicable custody agreement, and would be required to return to the Company a quantity of bitcoin equal to the quantity of any such lost bitcoin. The contracts generally exclude liability for bitcoin losses arising from blockchain protocol failures, third-party attacks not resulting from the custodian's breach of their contract, our errors in instructions or authorizations to the custodians, or certain other events outside of the custodians' control. Additionally, the custodians are generally not liable for indirect, consequential, incidental, or punitive damages, such as lost profits or unrealized appreciation.

In addition to our custodial arrangements, we also utilize affiliates of our bitcoin custodians to execute bitcoin acquisition and disposition transactions on our behalf. We leverage the due diligence we conduct in connection with our custodial arrangements when conducting due diligence of these trade execution service providers.

Ongoing Monitoring

We conduct ongoing monitoring of our custodians throughout the custodial relationship, which includes:

- obtaining and reviewing annual Services Organization Controls ("SOC") reports;

- exercising contractual rights to review relevant internal controls, such as through on-site audits; and

- performing supplemental due diligence reviews annually or more often when warranted by market conditions or other circumstances.

Insolvency and Legal Protections

We negotiate specific contractual terms and conditions with our custodians that we believe will help establish, under existing law, that our property interest in the bitcoin held by our custodians is not subject to the claims of the custodian's creditors in the event the custodian enters bankruptcy, receivership, or similar insolvency proceedings.

All of our custodians are subject to regulatory regimes intended to protect customers in the event that a custodian enters bankruptcy, receivership, or similar insolvency proceedings. Anchorage and Fidelity are qualified custodians under the Investment Advisers Act of 1940 and chartered by the U.S. Office of the Comptroller of the Currency ("OCC") to custody clients' digital assets in trust on their behalf. Coinbase is a New York State limited-purpose trust company that is licensed by the New York Department of Financial Services and provides institutional digital asset custody services. It is treated as a qualified custodian under the Investment Advisers Act of 1940 for custody of digital assets, including bitcoin, and is authorized to custody digital assets in trust on behalf of clients.

Based on existing law and the terms and conditions of our contractual arrangements with our custodians, we believe that the bitcoin held on our behalf by our custodians would not be considered part of a custodian's bankruptcy estate were one or more of our custodians to enter bankruptcy, receivership, or similar insolvency proceedings.

For a discussion of risks relating to the custody of our bitcoin, see "Item 1A. Risk Factors—Risks Related to Our Bitcoin Strategy and Holdings—Our bitcoin strategy exposes us to various risks, including risks associated with bitcoin," and "— Our bitcoin strategy exposes us to risk of non-performance by counterparties."

Bitcoin Overview

Bitcoin Network and Technology

Bitcoin is a digital asset issued and transmitted through an open-source, decentralized protocol known as the Bitcoin protocol. Transactions are recorded on a public, distributed ledger known as the Bitcoin blockchain, which is maintained by a global peer-to-peer network of independent participants, or "nodes." No single entity owns or controls the Bitcoin network.

Bitcoin balances are controlled through cryptographic "wallets" associated with public addresses and corresponding private keys. Control of bitcoin depends solely on possession of the applicable private keys.

Supply, Mining, and Network Security

The Bitcoin protocol limits the total supply of bitcoin to 21 million. New bitcoins are created through a process known as mining, in which network participants compete to validate transactions and add new blocks to the blockchain using computational power ("proof of work"). As of February 13, 2026, approximately 20.0 million bitcoins had been mined. Key characteristics of mining include:

- Blocks are added approximately every 10 minutes;

- Miners are rewarded with newly issued bitcoin and transaction fees;

- The block reward is reduced by half approximately every four years ("halving"); and

- The most recent halving occurred in April 2024, and the next is expected around 2028.

Mining plays a critical role in securing the Bitcoin network but is resource-intensive and competitive.

Modifications to the Bitcoin Protocol

Bitcoin is an open-source network that has no central authority, so no one person can unilaterally make changes to the software that runs the network. However, there is a core group of developers that maintains the code for the Bitcoin protocol, and they can propose changes to the source code and release periodic updates and other changes. Unlike most software that has a central entity that can push updates to users, bitcoin is a peer-to-peer network in which individual network participants, called nodes, decide whether to upgrade the software and accept the new changes. As a practical matter, a modification becomes part of the Bitcoin protocol only if the proposed changes are accepted by participants collectively having more than 50% of the processing power, known as hash rate, on the network. If a certain percentage of the nodes reject the changes, then a "fork" takes place, and participants can choose the version of the software they want to run.

Bitcoin Opportunity

Bitcoin as Financial Innovation

We believe bitcoin represents a financial innovation that can function as "digital capital." Unlike traditional monetary assets that are issued by sovereigns or financial institutions and may be subject to discretionary monetary policy, bitcoin is enabled by an open-source protocol that provides for intermediary-less custody and transfer, and a fixed maximum supply of 21 million bitcoins. Bitcoin consistently ranks among the most liquid traded assets globally, with substantial daily trading volume across spot and derivatives markets. We believe these characteristics differentiate bitcoin from many conventional financial assets and support its potential use as a long-duration treasury reserve asset and store of value.

We also believe that, as bitcoin becomes more broadly recognized as digital capital, the continued maturation of market infrastructure (e.g., custody, institutional trading, and regulated products) and broader adoption by individuals, institutions, and governments could support long-term demand for bitcoin and, as a result, potential value appreciation over time. For example, the Securities and Exchange Commission ("SEC") approved the first U.S. spot bitcoin exchange-traded products ("ETPs") in January 2024, expanding access through regulated investment vehicles. As of December 31, 2025, U.S. spot bitcoin ETPs have accumulated over 1.3 million bitcoins (approximately 6% of total supply) since approval, evidencing increasing participation through regulated products. In addition, institutional derivatives markets for bitcoin are active on regulated venues, which we view as further evidence of maturing market infrastructure. Our strategy of acquiring bitcoin with proceeds from equity and debt capital market transactions and maintaining a leveraged position on our bitcoin holdings is designed to position us to benefit from the broader adoption of bitcoin as digital capital.

Bitcoin as Technological Innovation

We believe bitcoin also represents a technological innovation. Bitcoin operates on a decentralized network designed to function without a central issuer or control by any single government or central bank. Transactions are recorded on a public, distributed ledger that is maintained by a global network of independent participants. We believe that continued development of the broader bitcoin ecosystem and technologies intended to enable additional functionality (such as second-layer technologies like the Lightning Network) may expand potential use cases over time. These developments could further support the long-term adoption and utility of bitcoin and may create opportunities for additional technological and financial innovation, although the pace, direction, and commercial impact of such developments are uncertain.

Potential Advantages and Disadvantages of Holding Bitcoin

We believe bitcoin has certain characteristics that make it an attractive asset and store of value, including:

- Bitcoin is supported by a robust and public open-source architecture, that is untethered to sovereign monetary policy.

- The Bitcoin protocol caps total supply at 21 million bitcoins, which we believe supports its ability to function as a long-term store of value and, over time, can drive value appreciation.

- Bitcoin transactions are validated and recorded on a public, distributed ledger maintained by a globally distributed network of nodes and miners, which reduces reliance on any single system or intermediary and makes certain network-level attacks, such as "51% attacks," difficult and costly to execute.

At the same time, holding bitcoin involves risks and limitations, including:

- Access to bitcoin depends on control of cryptographic private keys, which may be lost, destroyed, or compromised through phishing, malware, insider misconduct, or other security breaches. Loss or compromise of private keys can result in the permanent loss of access to the associated bitcoin.

- Bitcoin holdings are subject to risks inherent in digital systems and electronic data, including cyberattacks, power failures, data corruption, software vulnerabilities, communication disruptions, and human error. These risks may make bitcoin more susceptible to theft, destruction, or loss of value than traditional fiat currencies or conventional financial assets.

- The Bitcoin network relies on open-source developers to maintain and improve the Bitcoin protocol, which may give rise to protocol design limitations, disagreements among developers or network participants, competing or "forked" protocols, and other open source-specific risks that do not affect conventional proprietary software.

For additional discussion of risks related to bitcoin and our bitcoin holdings see "Item 1A. Risk Factors—Risks Related to Our Bitcoin Strategy and Holdings."

Other Digital Assets

While bitcoin remains the largest digital asset by market capitalization as of the date of this Annual Report, numerous other digital assets exist and continue to develop rapidly. These alternative digital assets include:

- Blockchain networks that use consensus mechanisms other than proof-of-work, which many entities, including consortia and financial institutions, are actively developing and investing in. For example, the Ethereum network transitioned to a proof-of-stake protocol in 2022, which requires significantly less computational power than proof-of-work mining.

- Stablecoins, which are digital assets designed to maintain a relatively constant value because issuers hold high-quality liquid assets (such as U.S. dollar deposits or short-term U.S. Treasury securities) equal to the value of coins in circulation. Stablecoins have grown as an alternative to bitcoin for payments and trading, particularly on digital asset platforms. As of December 31, 2025, several of the largest digital assets by market capitalization were U.S. dollar-backed stablecoins.

- Digital forms of legal tender introduced or piloted by governments. For example, China's central bank digital currency ("CBDC") was made available to consumers in 2022, and the United States, European Union, and other countries are exploring or piloting similar initiatives.

The emergence or growth of these and other digital assets, particularly those with substantial private or public sector support, could negatively impact the price of bitcoin and affect our business. For a discussion of risks relating to the emergence of other digital assets, see "Item 1A. Risk Factors – Risks Related to Our Bitcoin Strategy and Holdings—The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of bitcoin and adversely affect our business."

Competition

Our bitcoin strategy generally involves from time to time, subject to market conditions, acquiring bitcoin using proceeds from offerings of debt or equity securities or other capital raising transactions. When we engage in such capital raising transactions, we compete for capital with, among others, ETPs, bitcoin miners, digital assets exchanges, other digital assets service providers, other companies that hold bitcoin or other digital assets as treasury reserve assets, private funds that invest in bitcoin and other digital assets, traditional financial firms that have entered the digital assets market, and other entities that pursue strategies to accumulate or gain exposure to bitcoin or other digital assets. An increase in the competition for sources of capital could adversely affect the availability and cost of financing for our bitcoin purchases, and thereby could adversely affect the market price of our listed securities.

Government Regulation

We are not registered as an investment company under the Investment Company Act of 1940, as amended, and stockholders do not have the protections associated with ownership of shares in a registered investment company, nor the protections afforded by the Commodity Exchange Act of 1936.

The laws and regulations applicable to bitcoin and digital assets are evolving and subject to interpretation and change. Governments around the world have reacted differently to digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as the U.S., digital assets are subject to overlapping, uncertain and evolving regulatory requirements.

As digital assets have grown in both popularity and market size, the U.S. Executive Branch, Congress and a number of U.S. federal and state agencies, including the Financial Crimes Enforcement Network, the Commodity Futures Trading Commission ("CFTC"), the SEC, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the Internal Revenue Service ("IRS") and state financial regulators, have been examining the operations of digital asset networks, digital asset users and digital asset exchanges, with particular focus on the extent to which digital assets can be used to violate state or federal laws, including to facilitate the laundering of proceeds of illegal activities or the funding of criminal or terrorist enterprises, and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance regarding the treatment of digital asset transactions and requirements for businesses engaged in activities related to digital assets.

Depending on the regulatory characterization of bitcoin, the markets for bitcoin in general, and our activities in particular, our business and our bitcoin strategy may be subject to regulation by one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, to a materially adverse extent, the nature of digital assets markets, the participation of industry participants, including service providers and financial institutions in these markets, and our ability to pursue our bitcoin strategy. Additionally, U.S. state and federal and foreign regulators and legislatures have taken action against industry participants, including digital assets businesses, and enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital assets activity. U.S. federal and state energy regulatory authorities are also monitoring the total electricity consumption of cryptocurrency mining, and the potential impacts of cryptocurrency mining to the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies have passed, or are actively considering, legislation to address the impact of cryptocurrency mining in their respective states.

The CFTC takes the position that Bitcoin, as well as some other digital assets, fall within the definition of a "commodity" under the Commodity Exchange Act (the "CEA"). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving digital asset commodities that do not utilize margin, leverage, or financing. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products and certain retail leveraged commodity transactions involving digital asset commodities, including the markets on which these products trade.

The SEC and its staff have taken the position that certain other digital assets, including certain spot crypto assets, fall within the definition of a "security" under the U.S. federal securities laws. Public statements made by senior officials and senior members of the staff at the SEC indicate that the SEC does not consider bitcoin to be a security under the federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers' views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital assets.

In addition, since transactions in bitcoin provide a degree of anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse, could lead to greater regulatory oversight of bitcoin and Bitcoin platforms, and there is the possibility that law enforcement agencies could close or blacklist bitcoin platforms or other bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving bitcoin held via such platforms or infrastructure. For example, the U.S. Treasury Department's Office of Foreign Assets Control has issued updated advisories regarding the use of virtual currencies, added a number of digital asset exchanges and service providers to the Specially Designated Nationals and Blocked Persons list and engaged in several enforcement actions, including a series of enforcement actions that have either shut down or significantly curtailed the operations of several smaller digital asset exchanges associated with Russian and/or North Korean nationals.

As noted above, activities involving bitcoin and other digital assets may fall within the jurisdiction of more than one financial regulator and various courts and such laws and regulations are rapidly evolving and increasing in scope. On January 23, 2025, President Trump issued an executive order titled, Strengthening American Leadership in Digital Financial Technology. While the executive order did not mandate the adoption of any specific regulations, the executive order identifies certain key objectives to guide agencies involved in crypto regulation, including (i) protecting the sovereignty of the United States dollar by promoting the development of United States dollar-backed stablecoins, (ii) providing regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries, and (iii) taking measures to protect Americans from the risks of Central Bank Digital Currencies. To achieve these objectives, the executive order established a working group on digital asset markets within the National Economic Council, comprised of representatives from key federal agencies, with a tight timeline for examining existing regulations and proposing a new regulatory framework. This working group released a report on July 30, 2025 that recommended regulatory and legislative proposals to advance the policies established in the executive order. The SEC also established a Crypto Task Force in furtherance of these objectives. Among other things, the Crypto Task Force is charged with helping to draw clear regulatory lines and to appropriately distinguish securities from non-securities. The work of the Crypto Task Force is in its early stages and it is not yet clear whether it will result in material changes to the existing regulatory framework of digital assets. In addition, Congress has considered legislation to establish additional regulation and oversight of the digital asset markets. The GENIUS Act (Guiding and Establishing National Innovation for US Stablecoins Act), which regulates payment stablecoins, was signed into law in July 2025. The Digital Asset Market Clarity Act of 2025 (H.R. 3633), which establishes a framework for digital assets, passed the U.S. House of Representatives in July 2025. This bill distinguishes between digital commodities and digital securities, and provides the CFTC with jurisdiction to oversee digital commodities, exchanges and brokers. As of January 2026, the U.S. Senate is considering its own legislation to establish a framework for digital asset markets.

Enterprise Analytics Software Strategy

Strategy is a pioneer in AI-powered solutions delivering a comprehensive portfolio of software and services that addresses a wide spectrum of enterprise data challenges. We provide solutions designed to transform complex, fragmented data environments into unified, reliable ecosystems that drive insight and action across organizations worldwide. Our vision is to drive growth and competitive advantage for our customers by delivering Intelligence Everywhere™.

Strategy One™, our cloud-native analytics platform, is used by enterprises across a wide range of industries to deliver business intelligence and analytics solutions. It delivers visualization, reporting, and embedded analytics capabilities across retail, banking, technology, manufacturing, insurance, consulting, healthcare, telecommunications, and the public sector. Complementing this, Strategy Mosaic™ is a universal data layer that enables organizations to achieve a single source of truth across their data. It provides enterprises with consistent definitions and governance across data sources, regardless of where that data resides or which tools access it. AI-powered data modeling hastens data product creation, while Mosaic's intelligent architecture promotes accelerated performance for all workloads.

Integral to the Strategy portfolio are generative AI capabilities that are designed to automate and accelerate the deployment of AI-enabled applications across the enterprise. By making advanced analytics accessible through conversational AI, we provide non-technical users with timely, actionable insights for decision-making.

The Strategy One Platform

Strategy One is an AI-powered business intelligence platform that helps organizations build, explore, and act on data. It combines interactive dashboards, enterprise reports, AI agents, and embedded analytics into a single, unified platform. Designed for enterprise scale, Strategy One supports medium to large enterprise deployments and delivers real-time insights across web, mobile, and custom applications.

Key Capabilities and Competitive Differentiators:

Our key capabilities and competitive differentiators include the following:

1. ***Built for the cloud.*** Our cloud-native, containerized architecture has been optimized for all three hyperscalers – AWS, Azure, and GCP – giving our customers freedom of choice and making it easy to embed analytics into custom or third-party cloud and mobile applications.

2. ***Auto, the AI assistant.*** Our AI bot, Auto, simplifies and automates complex functions using a natural language interface, including SQL generation, dashboard creation, data discovery and advanced analytics like forecasting and key driver analysis. Auto is designed to make analytics accessible to non-technical users and extend data-driven decision making across the organization. With Auto, customers also can build their own fully customized bot for any application in a matter of minutes.

3. ***HyperIntelligence™.*** This innovative feature presents context-based, click-free insights to the user by hovering over keywords on the screen. It can be implemented on mobile, web, or custom applications to enrich understanding and streamline workflows.

4. Our ***Enterprise Semantic Graph™*** is a powerful metadata layer that helps ensure data insights are trustworthy regardless of how far-reaching the applications and users of data may reside.

5. ***Flexible deployment.*** Customers can choose to deploy our platform on premises (pending end-of-support for on premises software), or through our cloud environments for commercial or government use.

6. ***Open and interoperable.*** Developers can leverage scripts, APIs, and over 100 connectors (local and cloud) to embed the platform or build predictive, machine learning-enhanced data models on top of a secure and trusted foundation.

FedRAMP Authorization

Strategy's cloud solution for government is authorized to operate under the Federal Risk and Authorization Management Program ("FedRAMP") guidelines, which certifies compliance with essential cloud security and data protection standards set by the U.S. Federal government. The solution offers always-on threat monitoring that meets the rigorous technical and regulatory needs of governments and financial institutions worldwide. Strategy's government cloud solution achieved this designation through collaboration with the U.S. Department of Health and Human Services.

Strategy Professional Services™

Strategy Support

Our global network of Strategy-certified technical support experts helps customers maintain system availability and resolve issues quickly. Standard support is included with every subscription, with premium options available for extended coverage and additional service.

Strategy Consulting and Education

Strategy Professional Services™ also supports customers through consulting and education offerings. Strategy consultants help design and implement AI-powered analytics solutions tailored to customers' business intelligence needs. In addition, our education team offers a broad range of free and paid training programs, delivered worldwide in multiple languages and formats, to help teams adopt and effectively use Strategy solutions.

Sales and Marketing

Licensing Models

We offer our analytics platform in the form of an on-premises product license or a cloud subscription; however, as of January 2025, Strategy on-premises product licenses have entered an end-of-support cycle, with full support for such licenses ending December 31, 2026. Subscriptions for cloud-based deployments typically are for 36 months and include standard support. Premium support services are available for added fees.

Dedicated Sales and Customer Success Teams

Strategy sells its offerings chiefly through a direct sales force, with sales offices throughout the world. We also support customers post-sale through a dedicated Customer Success team that manages the customer lifecycle, from onboarding and training through license renewal and expansion. This separation allows our Sales team to focus on new business development and acquisition, while our Customer Success team focuses on customer experience, satisfaction, and lifetime value.

Strategic Partnerships

Strategy has established strategic partnerships with a wide variety of third-party vendors, including cloud hosting providers (AWS, Microsoft, STACKIT, and Google), system integrators, consulting firms, value added resellers ("VARs"), managed service providers ("MSPs"), and independent software vendors ("ISVs"). These firms resell, support, or extend the Strategy platform for a variety of commercial purposes, and our agreements with them generally provide non-exclusive rights to our software, marketing materials, product training, and direct sales force for field-level assistance.

We make significant financial investments with our channel partners, including technical training, certifications, pre-sales and sales enablement, and co-marketing programs. Through our joint efforts, we believe customers can minimize their risk and maximize the return on their business intelligence projects. Our channel partners allow us to extend sales and service coverage and industry-specific expertise across regions, languages, and business types.

Marketing

Strategy's marketing programs target the following principal audiences:

- technology and line-of-business executives across large, global enterprises and mid-size organizations;

- government technology buyers and vendors to the government community;

- ISVs that want to embed analytics technology in their applications; and

- system integrators that have technology relationships with large enterprises, governments, and information-intensive businesses.

The channels we use to reach prospective buyers and partners include digital and social media, search and display advertising, industry and hosted events, webinars, email, partner co-marketing activities, and educational forums.

Competition

The AI and analytics markets are highly competitive and subject to rapidly changing technology and market conditions. For enterprise analytics, Strategy competes with global ISVs, such as IBM, Microsoft, Oracle, Salesforce, and SAP. Our ability to compete successfully depends on various factors within and outside of our control. Some of these factors include software quality, performance and reliability; the quality of our service and support teams; marketing and prospecting effectiveness; the ability to incorporate artificial intelligence and other technically advanced features; and our ability to differentiate our products. Failure to perform in these or other areas may reduce the demand for our offerings and materially adversely affect our revenue from both existing and prospective customers.

Government Regulation

Aspects of our business involve collecting, processing, disclosing, storing, and transmitting personal data, which are subject to certain privacy policies, contractual obligations, and U.S. and foreign laws, regulations, and directives relating to privacy and data protection.

There are a broad variety of data protection laws in the United States that are or may be applicable to our activities, and a wide range of enforcement agencies at both the state and federal levels that can review companies for privacy and data security concerns based on general consumer protection laws. The Federal Trade Commission and state Attorneys General all are aggressive in reviewing privacy and data security protections for consumers. New laws also are being considered at both the state and federal levels. A broad range of legislative measures also have been introduced at the federal level. Accordingly, failure to comply with federal and state laws (both those currently in effect and future legislation) regarding privacy and security of personal information could expose us to fines and penalties under such laws. In the event of a security breach, we also may have obligations to notify our customers or other parties or individuals about this breach, and this can lead to significant costs and the risk of potential enforcement and/or litigation. There is also a threat of consumer class actions related to these laws and the overall protection of personal data. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our reputation and our business.

There are similar laws in other countries, including the General Data Protection Regulation ("GDPR") in the European Union which imposes requirements regarding the handling and security of personal data, requires disclosure of data breaches to individuals, customers, and data protection authorities in certain circumstances, requires companies to honor data subjects' requests relating to their personal data, permits regulators to impose fines of up to €20,000,000 or 4% of global annual revenue, whichever is higher, and establishes a private right of action.

In addition to these specific laws, we also are subject to other privacy, security, and data protection laws around the world. In addition to the laws in place already, other countries are also considering new or expanded laws governing privacy and data security that may impact our business practices. These laws may impact our ongoing business activities and our relationships with our business partners, customers and service providers.

Furthermore, the U.S. Congress is considering comprehensive privacy legislation. At this time, it is unclear whether Congress will pass such a law and if so, when and what it will require and prohibit. Moreover, it is not clear whether any such legislation would give the Federal Trade Commission ("FTC") any new authority to impose civil penalties for violations of the Federal Trade Commission Act in the first instance, whether Congress will grant the FTC rulemaking authority over privacy and information security, or whether Congress will vest some or all privacy and data security regulatory authority and enforcement power in a new agency, akin to EU data protection authorities.

Employees

As of December 31, 2025, we had a total of 1,539 employees, of whom 448 were based in the United States and 1,091 were based internationally. None of our employees in the United States are represented by a labor union; however, employees of certain of our foreign subsidiaries are members of trade or local unions. For example, in France, our employees are represented by a works council as required by local law. We have not experienced any work stoppages and generally consider our relations with our employees to be good.

We recognize and value the contribution of all our employees. Their dedication, hard work, loyalty, and commitment is critical to our success as a company. Our philosophy is to create an agile, evolving environment that allows all of our employees to grow and thrive, with initiatives and platforms that reward and recognize employees for their hard work and commitment to delivering personal excellence and creativity at Strategy.

Our human capital management objectives are to attract, retain, and develop leading talent to deliver on our business strategies. To accomplish these objectives, we constantly strive to understand the drivers of talent attraction, retention, and sustainable engagement with our employees in each of the geographies in which we operate. As part of this process, we regularly benchmark the benefits we offer our employees against those offered within our industry generally and the local markets in which we operate. During 2025, we continued to offer our equity compensation programs worldwide to provide our employees with greater opportunities to share in any appreciation of our class A common stock. In addition, we pride ourselves on preparing a highly skilled workforce through technical boot camps, regular training workshops, and a variety of other learning experiences. Our initiative-driven teams work with a modern technology stack, and they meet and learn from some of the most experienced innovators in their field. Through these efforts we seek to create an environment in which our employees can flourish, respond quickly to client demand and enhance their connections with colleagues and towards the communities they are a part of globally.

Available Information

Our website is located at www.strategy.com. We make available free of charge, on or through the Investor Relations section of our website (www.strategy.com/investor-relations), our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing or furnishing such reports with the SEC. Information found on our website is not part of this Annual Report or any other report filed with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file or furnish electronically with the SEC at www.sec.gov. We also maintain a dashboard on our website (www.strategy.com) as a disclosure channel for providing broad, non-exclusionary distribution of information regarding the Company to the public, including information regarding market prices of our outstanding securities, bitcoin purchases and holdings, certain KPI metrics and other supplemental information, and as one means of disclosing non-public information in compliance with our disclosure obligations under Regulation FD. Investors and others are encouraged to regularly review the information that we make public via the website dashboard.

Item 1A.   Risk Factors

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impact us, our business, our bitcoin holdings, or our securities.

If any of the following risks occur, our business, financial condition, or results of operations could be materially adversely affected. In such case, the market price of our class A common stock and our Preferred Stock, which we refer to collectively as our "listed securities," could decline, and you may lose all or part of your investment.

On August 7, 2024, we completed a 10-for-1 stock split of our class A and class B common stock. See Note 2(a), Summary of Significant Accounting Policies – Basis of Presentation, to the Consolidated Financial Statements, for further information. As a result of the stock split, all applicable share and per share information presented within this Item 1A. Risk Factors has been retroactively adjusted to reflect the stock split for all periods presented.

Risks Related to Our Business in General

Our operating results, revenues, and expenses may fluctuate significantly, which could have an adverse effect on the market price of our listed securities

For many reasons, including those described below, our operating results, revenues, and expenses have varied in the past and may vary significantly in the future from quarter to quarter and year to year. As a result, comparisons of our operating results from one period to the next are not a good indication of our future performance. These fluctuations could adversely affect the market price of our listed securities.

Fluctuations in Operating Results. Our operating results may fluctuate, in part, as a result of:

- fluctuations in the price of bitcoin, of which we have significant holdings and with respect to which we expect to continue to make significant future purchases, and potential related fair value changes;

- any sales by us of our bitcoin at prices above or below their carrying value, which would result in our recording gains or losses upon sale of our bitcoin;

- the incurrence of tax liabilities with respect to our bitcoin;

- regulatory, commercial, and technical developments related to bitcoin or the Bitcoin blockchain, or digital assets more generally;

- the incurrence of additional dividend obligations on our outstanding Preferred Stock or newly issued preferred stock or fixed interest charges on outstanding or additional indebtedness;

- the impact of war, terrorism, infectious diseases, natural disasters and other global events, and governmental responses to such events, on the global economy and the market for and price of bitcoin;

- significant changes to our software business, including significant changes in our software sales or operating expenses, or the timing of announcements of new offerings or research and development projects by us or our competitors; and

- our profitability and expectations for future profitability and their effect on our deferred tax balances and net income for the period in which any adjustment to our net deferred tax asset valuation allowance may be made, as well as increases or decreases in our unrecognized tax benefits.

Limited Ability to Adjust Expenses. We base our operating expense budgets on expected revenue trends and our strategic objectives. Many of our expenses, such as dividend obligations on our outstanding Preferred Stock, interest expense on our debt, tax liabilities, office leases and certain personnel costs, are relatively fixed in the short term. We do not expect the cash generated by our software operations to be sufficient to cover such expenses, and we expect to use cash proceeds from sales of our class A common stock under our ATM, cash we hold in the USD Reserve and cash proceeds from additional equity or debt financings (including, but not limited to, ATMs of our STRC Stock, STRK Stock, or STRD Stock, as applicable) to pay our expenses and satisfy our liquidity needs that are in excess of our operating cash flows. If we deplete our USD Reserve and are unable to secure equity or debt financing in a timely manner, on favorable terms, or at all, we may be required to sell bitcoin to satisfy our financial obligations. Such actions could cause significant variation in our operating results in any quarter.

Based on the above factors, we believe quarter-to-quarter and year-to-year comparisons of our operating results are not a good indication of our future performance. For example, during consecutive quarters in 2025 we experienced a quarter with gains on digital assets followed by a quarter with losses on digital assets, and vice versa. The price of bitcoin and our results have fluctuated similarly during other periods, and we expect they will continue to fluctuate significantly in future periods.

Additionally, for the reasons described above, it is possible that in one or more future quarters or years, our operating results may be below the expectations of public market analysts and investors. In that event, the market price of our listed securities may decline.

We may not be able to regain profitability in future periods

As of January 1, 2025, we have adopted ASU 2023-08, pursuant to which we are required to recognize increases or decreases in fair value of our digital assets as incurred in our Consolidated Statements of Operations. Our unrealized loss on digital assets for the fiscal year ended December 31, 2025 was $5.40 billion, partially offset by $1.55 billion in deferred tax benefit. We may not be able to regain profitability in future periods, particularly if we incur significant unrealized losses related to our digital assets, which will depend on the price of bitcoin at the end of the applicable period. As a result, our results of operations and financial condition may be materially adversely affected. Additionally, unrealized gains on digital assets do not generate cash. For example, we reported significant unrealized gains on digital assets during the six-month period ended June 30, 2025; however, we experienced negative cash flow for that period, and we may continue to experience significant negative cash flow notwithstanding future unrealized gains on digital assets unless we sell our bitcoin or otherwise generate cash from our bitcoin holdings.

As of December 31, 2025, we had deferred tax liabilities with respect to the unrealized gain on our bitcoin holdings of approximately $2.42 billion. Our deferred tax liabilities were partially offset by deferred tax assets, such as net operating losses and capitalized research and development costs. As of December 31, 2025, the cost basis of the bitcoin we held was less than its fair market value. However as of the date of this report, the cost basis of the bitcoin we hold exceeds its fair market value. If the fair market value of bitcoin declines as of the end of any future period from the end of the prior period, our deferred tax liability with respect to unrealized gains, if any, on our bitcoin holdings will decrease and we may be required to establish additional valuation allowances against our deferred tax assets. If the fair market value of bitcoin declines to the point where the cost basis of the bitcoin we hold exceeds its fair market value as of the end of any future period, the deferred tax liability with respect to the unrealized gains would be reversed and a deferred tax asset for the unrealized loss would be recorded and we would be required to establish a valuation allowance against all of our US federal and state deferred tax assets. Such increases in valuation allowances could materially and adversely affect net income in periods in which such charges are incurred.

A significant decrease in the fair market value of our bitcoin holdings could adversely affect our ability to satisfy our financial obligations or liquidity needs

For the fiscal year ended December 31, 2025, our enterprise analytics software business did not generate positive cash flow from operations, and we do not expect our enterprise analytics software business to generate sufficient cash flow from operations to satisfy our financial obligations or liquidity needs over the next twelve months. As of December 31, 2025, our outstanding indebtedness was $8.25 billion, and our annual contractual interest expense was $36.2 million. Additionally, as of February 13, 2026, we had outstanding $8.47 billion aggregate notional value of Preferred Stock. Our outstanding Preferred Stock accrues dividends payable, as and if declared by our board of directors, out of funds legally available for their payment: in the case of STRF Stock, STRE Stock and STRK Stock, quarterly in arrears on a cumulative basis; in the case of STRD Stock, quarterly in arrears on a non-cumulative basis; and in the case of STRC Stock, monthly in arrears on a cumulative basis. See the "Liquidity and Capital Resources" section under Part II, Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations for further information regarding such dividend obligations. As part of our bitcoin strategy, we expect to incur or continue to incur additional indebtedness and fixed charges, and we expect to issue additional preferred stock. On December 1, 2025, we announced the establishment of the USD Reserve, a management-designated portion of our liquidity intended to support the payment of dividends on our preferred stock and interest on our outstanding indebtedness. As of February 13, 2026, we held $2.25 billion in our USD Reserve. We intend to satisfy our financial obligations and liquidity needs, including repayment of principal and payment of interest on our debt and cash dividends on our preferred stock, primarily through proceeds from proceeds from sales of our class A common stock under our ATM. We may also fund such dividends using cash we hold in the USD Reserve and cash proceeds from additional equity or debt financings, including, but not limited to, ATMs of our STRC Stock, STRK Stock, or STRD Stock, as applicable. Our ability to obtain equity or debt financing may depend on, among other factors, the value of our bitcoin holdings, investor sentiment and the general public perception of bitcoin, our strategy and our value proposition. Accordingly, a significant decline in the fair market value of our bitcoin holdings or a negative shift in these other factors may create liquidity and credit risks, as such a decline or such shifts may adversely impact our ability to secure sufficient equity or debt financing to maintain the USD Reserve at targeted levels and to satisfy our financial obligations and liquidity needs. These risks could materialize at times when bitcoin is trading below its carrying value on our most recent balance sheet or our cost basis.

Although the establishment of the USD Reserve is intended to reduce the likelihood that we will need to sell some of our bitcoin holdings to fund our financial obligations and liquidity needs, bitcoin continues to constitute the vast bulk of assets on our balance sheet. If we deplete our USD Reserve and we are unable to secure equity or debt financing in a timely manner, on favorable terms, or at all, we may be required to sell bitcoin to satisfy our financial obligations or liquidity needs, and we may be required to make such sales at prices below our cost basis or on terms that are otherwise unfavorable. Any such sale of bitcoin may have a material adverse effect on our operating results and financial condition, and could impair our ability to secure additional equity or debt financing in the future. If we are unable to raise equity or debt financing or sell our bitcoin to raise proceeds sufficient to satisfy our financial obligations or liquidity needs, including our debt service and cash dividend payments on our preferred stock, we could be in default under such obligations, which could have a material adverse effect on our financial condition. See "Risks Related to Our Outstanding and Potential Future Indebtedness" and "Risks Related to Our Preferred Stock" for additional details about the risks which may impact us if we are unable to satisfy our debt service and cash dividend obligations.

We may have exposure to greater than anticipated tax liabilities

We are subject to income taxes and non-income taxes in a variety of domestic and foreign jurisdictions. Our future income tax liability could be materially adversely affected by earnings that are lower than anticipated in jurisdictions where we have lower statutory rates, earnings that are higher than anticipated in jurisdictions where we have higher statutory rates, changes in the valuation of our deferred tax assets and liabilities, changes in the amount of our unrecognized tax benefits, or changes in tax laws, regulations, accounting principles, or interpretations thereof. In addition, if we were to sell any of our bitcoin at prices greater than the cost basis of the bitcoin sold, we would incur a tax liability with respect to any gain recognized, and such tax liability could be material. Changes in the tax laws of foreign jurisdictions could arise, including as a result of the project undertaken by the Organisation for Economic Co-operation and Development ("OECD") and the Group of Twenty ("G20") to combat base erosion and profit shifting ("BEPS"), including the OECD/G20 Inclusive Framework on BEPS and the Two-Pillar Solution (such as the Pillar Two global minimum tax rules). The OECD/G20 Inclusive Framework, which represents a group of participating jurisdictions, has issued recommendations and related guidance that, in some cases, make substantial changes to numerous long-standing tax positions and principles. These changes, many of which have been adopted or are under active consideration by participating jurisdictions and/or other countries, could increase tax uncertainty and may adversely affect our provision for income taxes.

After enactment of the U.S. Tax Cuts and Jobs Act, most of our income is taxable in the U.S. with a significant portion taxable under the Global Intangible Low-Taxed Income regime (or the Net Controlled Foreign Corporation "CFC" Tested Income regime after enactment of the One Big Beautiful Bill Act of 2025). As used herein, "CFC" means controlled foreign corporation. Beginning in fiscal year 2026, the deduction allowable under the Net CFC Tested Income regime will decrease from 50% to 40%, which will increase the effective tax rate imposed on our income.

The U.S. also enacted the Inflation Reduction Act of 2022 ("IRA") in August 2022. The IRA imposes (i) a 1% excise tax on certain stock repurchases made by publicly traded U.S. corporations, and (ii) a 15% corporate alternative minimum tax ("CAMT") on a corporation with respect to an initial tax year and subsequent tax years, if the average annual adjusted financial statement income ("AFSI") for any consecutive three-tax-year period preceding the initial tax year exceeds $1 billion. On September 30, 2025, the Department of the Treasury ("Treasury") and IRS issued interim guidance ("Interim Guidance") which, in relevant part, clarifies that a corporation may disregard unrealized gains and losses on its digital asset holdings when computing AFSI (if such assets are measured at fair value for financial statement income purposes but are not marked to market for regular tax purposes) for purposes of determining whether it is subject to the CAMT. The Treasury and IRS intend to issue revised proposed regulations similar to the Interim Guidance. Pursuant to the Interim Guidance, we plan to exclude any unrealized gains and losses on our bitcoin holdings from the calculation of our AFSI for purposes of determining whether we are subject to CAMT. As a result, we do not expect to become subject to CAMT due to unrealized gains on our bitcoin holdings, if any. However, if the Interim Guidance is revoked or if the proposed or final regulations, when published or adopted, do not provide for this or similar relief, we could become subject to the CAMT in the future if we have significant unrealized gains on our bitcoin holdings. If we become subject to these new taxes under the IRA, it could result in a material tax obligation, which we would need to satisfy in cash, which in turn could materially affect our financial condition, cash flow and results of operations. Further, other existing domestic or foreign tax laws, statutes, rules, regulations or ordinances, could be interpreted, changed, modified or applied in a manner that negatively impacts us.

Our determination of our tax liability is subject to review by applicable domestic and foreign tax authorities. Any adverse outcome of such reviews could have an adverse effect on our operating results and financial condition. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and there are many transactions and calculations, including in respect of transactions involving bitcoin, where the ultimate tax determination is uncertain. Moreover, as a multinational business, we have subsidiaries that engage in many intercompany transactions in a variety of tax jurisdictions where the ultimate tax determination is uncertain.

We also have contingent tax liabilities that, in management's judgment, are not probable of assertion. If such unasserted contingent liabilities were to be asserted, or become probable of assertion, we may be required to record significant expenses and liabilities in the period in which these liabilities are asserted or become probable of assertion.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may materially affect our financial results in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Risks Related to Our Bitcoin Strategy and Holdings

Our bitcoin strategy exposes us to various risks, including risks associated with bitcoin

Our bitcoin strategy exposes us to various risks, including the following:

Bitcoin is a highly volatile asset. Bitcoin is a highly volatile asset that has traded below $65,000 per bitcoin and above $120,000 per bitcoin on the Coinbase exchange (our principal market for bitcoin) in the 12 months preceding the date of this Annual Report. The trading price of bitcoin significantly decreased during prior periods, and such declines may occur again in the future.

Bitcoin does not pay interest or dividends. Bitcoin does not pay interest or other returns and we can only generate cash from our bitcoin holdings if we sell our bitcoin or implement strategies to create income streams or otherwise generate cash by using our bitcoin holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our bitcoin holdings, and any such strategies may subject us to additional risks.

Our bitcoin holdings significantly impact our financial results and the market price of our listed securities. Our bitcoin holdings have significantly affected our financial results and if we continue to increase our overall holdings of bitcoin in the future, they will have an even greater impact on our financial results and the market price of our listed securities. For further details, see "Risks Related to Our Bitcoin Strategy and Holdings-Our historical financial statements prior to March 31, 2025 do not reflect the potential variability in earnings that we have experienced to date and may experience in the future relating to our bitcoin holdings."

Our assets are concentrated in bitcoin. The vast bulk of our assets are concentrated in our bitcoin holdings. The concentration of our assets in bitcoin limits our ability to mitigate risk that could otherwise be achieved by holding a more diversified portfolio of assets.

Our bitcoin strategy relies substantially on our ability to complete equity and debt financings. Substantially all of our bitcoin purchases have been made using proceeds from equity and debt financings. Our ability to achieve the objectives of our bitcoin strategy depends in significant part on our ability to obtain equity and debt financing. If we are unable to obtain equity or debt financing on favorable terms or at all, we may not be able to successfully execute on our bitcoin strategy.

Our bitcoin strategy has not been tested over an extended period of time or under all market conditions. We are continually examining the risks and rewards of our strategy to acquire and hold bitcoin. This strategy has not been tested over an extended period of time or under all market conditions. For example, although we believe bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of bitcoin declined in recent periods during which the inflation rate increased. If bitcoin prices were to decline or our bitcoin strategy otherwise proves unsuccessful, our financial condition, results of operations, and the market price of our listed securities would be materially adversely impacted.

We are subject to counterparty risks, including in particular risks relating to our custodians. Although we have implemented various measures that are designed to mitigate our counterparty risks, including by storing substantially all of the bitcoin we own in custody accounts at U.S.-based, institutional-grade custodians and negotiating contractual arrangements intended to establish that our property interest in custodially-held bitcoin is not subject to claims of our custodians' creditors, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodially-held bitcoin were nevertheless considered to be the property of our custodians' estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such bitcoin, or delaying or hindering our access to our bitcoin holdings, and this may ultimately result in the loss of the value related to some or all of such bitcoin, which could have a material adverse effect on our financial condition as well as the market price of our listed securities.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price, and use of bitcoin. A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry in recent years have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of bitcoin, limit the availability to us of financing collateralized or with asset coverage provided by bitcoin, or create or expose additional counterparty risks.

Changes in the accounting treatment of our bitcoin holdings could have significant accounting impacts, including increasing the volatility of our results. We have adopted ASU 2023-08 as of January 1, 2025, which requires us to measure our bitcoin holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our bitcoin in net income each reporting period beginning January 1, 2025. ASU 2023-08 also requires us to provide certain interim and annual disclosures with respect to our bitcoin holdings. The standard became effective for us on January 1, 2025, and we applied a cumulative-effect net increase to the opening balance of retained earnings as of January 1, 2025 of $12.75 billion. Due in particular to the volatility in the price of bitcoin, the adoption of ASU 2023-08 has materially impacted our financial results, increased the volatility of our financial results, and materially affected the carrying value of our bitcoin on our balance sheet, and we expect these impacts to continue. For example, we incurred an unrealized loss on digital assets of $5.91 billion for the quarter ended March 31, 2025, an unrealized gain on digital assets of $14.05 billion for the quarter ended June 30, 2025, an unrealized gain on digital assets of $3.89 billion for the quarter ended September 30, 2025, and an unrealized loss on digital assets of $17.44 billion for the quarter ended December 31, 2025. Significant variances in gains and losses could occur in future periods. These impacts could in turn have a material adverse effect on our financial results and the market price of our listed securities. Additionally, as a result of ASU 2023-08 requiring a cumulative-effect adjustment to our opening balance of retained earnings as of January 1, 2025 and not permitting retrospective restatement of our historical financial statements, our results for the year ended December 31, 2025 are not, and for future periods will not be, comparable to results from periods prior to our adoption of the guidance.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin have in the past influenced and are likely to continue to influence our financial results and the market price of our listed securities

The price of bitcoin has historically been, and may continue to be, highly volatile. Fluctuations in the price of bitcoin have in the past influenced, and are likely to continue to influence, our financial results and the market price of our listed securities. Our business, financial results, financial condition, and the market price of our listed securities, would be adversely affected, if the price of bitcoin declined substantially (as it has in the past, including during the fiscal year ended December 31, 2025), including as a result of:

- decreased user and investor confidence in bitcoin, including due to the various factors described herein;

- investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, other companies executing a bitcoin strategy similar to ours, miners and other investors; (ii) actual or expected significant dispositions of bitcoin by large holders, including the expected liquidation of digital assets seized by governments or associated with entities that have filed for bankruptcy protection, such as (a) transfers of bitcoin to creditors of the hacked cryptocurrency exchange Mt. Gox which began in July 2024 and are due to be completed by October 2026, (b) the transfer of 94,643 bitcoin to Bitfinex following proceedings related to a 2016 hack of its platform, and (c) potential sales of 69,370 bitcoin seized from the Silk Road marketplace by the U.S. Department of Justice; and (iii) actual or perceived manipulation of the spot or derivative markets for bitcoin or spot bitcoin ETPs;

- negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, bitcoin or the broader digital assets industry, including, for example, (i) public perception that bitcoin can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high-profile actions against major participants in the bitcoin ecosystem, including the SEC's previous enforcement action against Binance Holdings Ltd.; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; (iv) the actual or perceived environmental impact of bitcoin and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the bitcoin mining process; and (v) activities relating to other cryptocurrencies, including "meme coins";

- changes in consumer preferences and the perceived value or long-term prospects of bitcoin;

- developments affecting other companies pursuing a bitcoin strategy similar to ours, such as the abandonment of the strategy by such other companies, the failure by such other companies to satisfy their debt or other financial obligations, market concerns as to the viability or creditworthiness of such other companies, the loss or disposition of substantial bitcoin by such other companies, regulatory or legal judgments or actions against such other companies due to their adoption of a bitcoin strategy, or any other similar actions or negative outcomes impacting such other companies, whether due to any of the various risk factors described herein or for any other reason;

- competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or by reserves of fiat currencies, or that represent ownership or security interests in physical assets;

- a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange in bitcoin purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of bitcoin or adversely affect investor confidence in digital assets generally;

- the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed bitcoin, or the transfer of substantial amounts of bitcoin from bitcoin wallets attributed to Mr. Nakamoto;

- developments relating to the Bitcoin protocol, including (i) changes to the Bitcoin protocol that impact its security, speed, scalability, usability, or value, such as changes to the cryptographic security protocol underpinning the Bitcoin blockchain, changes to the maximum number of bitcoin outstanding, changes to the mutability of transactions, changes relating to the size of blockchain blocks, changes to the amount of data that may be embedded into the bitcoin blockchain, and similar changes, (ii) failures to make upgrades to the Bitcoin protocol to adapt to security, technological, legal or other challenges, and (iii) changes to the Bitcoin protocol that introduce software bugs, security risks or other elements that adversely affect bitcoin;

- disruptions, failures, unavailability, or interruptions in services of trading venues for bitcoin, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the SEC enforcement action previously brought against Binance Holdings Ltd. and others, which initially sought to freeze all assets on the Binance US platform during the pendency of the enforcement action and has since resulted in Binance discontinuing all fiat deposits and withdrawals in the U.S.;

- the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants, such as the filing for bankruptcy protection by digital asset trading venues FTX Trading and BlockFi and digital asset lending platforms Celsius Network and Voyager Digital Holdings in 2022, the ordered liquidation of the digital asset investment fund Three Arrows Capital in 2022, the announced liquidation of Silvergate Bank in 2023, the government-mandated closure and sale of Signature Bank in 2023, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by the Nevada Department of Business and Industry in 2023, and the exit of Binance from the U.S. market as part of its settlement with the Department of Justice and other federal regulatory agencies;

- regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of bitcoin, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

- further reductions in mining rewards of bitcoin, including due to block reward halving events, which are programmed events that occur approximately every four years (the most recent of which occurred in April 2024) that reduce the block reward earned by "miners" who validate bitcoin transactions, or increases in the costs associated with bitcoin mining, including increases in electricity costs and hardware and software used in mining, or new or enhanced regulation or taxation of bitcoin mining, which could further increase the costs associated with bitcoin mining, any of which may cause a decline in support for the Bitcoin network;

- transaction congestion and fees associated with processing transactions on the Bitcoin network;

- macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

- developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Bitcoin blockchain becoming insecure or ineffective; and

- changes in national and international economic and political conditions, including, without limitation, federal government policies, trade tariffs and trade disputes, and the adverse impacts attributable to global conflicts, including those between Russia and Ukraine and in the Middle East.

Any of the foregoing factors, individually or in the aggregate, could result in significant volatility or a substantial decline in the price of bitcoin, which could in turn adversely affect our financial results, the market price of our listed securities, and our ability to implement our bitcoin strategy.

Bitcoin and other digital assets are relatively novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty

Bitcoin and other digital assets are relatively novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty, any of which could adversely affect bitcoin's price and our ability to hold or transact in bitcoin. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and regulators in the United States and in other countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin.

Governments and regulators in the United States and abroad may enact new laws and regulations, or enforce or interpret existing laws or regulations, in a manner that could impose material additional regulatory burdens and costs on us or other digital asset industry participants, which could materially affect the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example, within the past several years:

- in September 2025, Nasdaq reportedly announced new informal interpretations of its rules that require certain Nasdaq-listed companies to obtain shareholder approval before engaging in certain transactions, such as private placements for the purpose of acquiring digital assets or accepting in-kind contributions of digital assets in exchange for equity;

- in July 2025, President Trump signed into law the Guiding and Establishing National Innovation for US Stablecoins Act ("GENIUS Act"), establishing a legislative framework for the regulation of payment stablecoins and marking the first federal legislation for the regulation of digital assets in the U.S.;

- in July 2025, the U.S. House of Representatives passed the Digital Asset Market Clarity Act of 2025 ("CLARITY Act"), a comprehensive digital asset market structure and regulation bill. The CLARITY Act, and other digital asset market structure and regulation bills, remain under consideration and continue to evolve in the U.S. Senate;

- in January 2025, President Trump signed an executive order instructing a working group comprised of representatives from key federal agencies to evaluate measures that can be taken to provide regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries and in July 2025, such working group published a report on strengthening American leadership in digital financial technology, which recommended several regulatory and legislative proposals to advance President Trump's January 2025 executive order;

- in January 2025, the SEC announced the formation of a "Crypto Task Force," which is intended to provide clarity on the application of the federal securities laws to the crypto asset market and to recommend policy measures with respect to digital asset security status, registration and listing of digital asset-based investment vehicles, and digital asset custody, lending and staking;

- in June 2023, the SEC filed complaints against Binance Holdings Ltd. and Coinbase, Inc., and their respective affiliated entities, alleging, among other things, that each was operating as an unregistered securities exchange, broker, dealer, and clearing agency;

- in November 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken's crypto trading platform was operating as an unregistered securities exchange, broker, dealer, and clearing agency;

- in November 2023, Binance Holdings Ltd. and its then chief executive officer reached a settlement with the U.S. Department of Justice, U.S. Commodity Futures Trading Commission ("CFTC"), the Treasury's Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by those agencies and a civil suit brought by the CFTC, pursuant to which Binance Holdings Ltd. agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States;

- in June 2023, the United Kingdom adopted and implemented the Financial Services and Markets Act 2023, which regulates market activities in "cryptoassets;"

- in May 2023, the European Union adopted Markets in Crypto Assets Regulation ("MiCA"), a comprehensive digital asset regulatory framework for the issuance and use of digital assets, like bitcoin; and

- in China, the People's Bank of China and the National Development and Reform Commission have outlawed cryptocurrency mining and declared all cryptocurrency transactions illegal within the country.

Although the complaints against Coinbase, Inc., Payward Inc., Payward Ventures Inc. and Binance Holdings Ltd. have been dismissed, the SEC, CFTC, foreign governments, states, or other regulatory agencies may initiate similar actions in the future, which could materially affect the price of bitcoin and our ability to own or transfer bitcoin.

It is not possible to predict whether or when new laws and regulations will change the legal framework governing digital assets or expand the authority of the SEC, the CFTC, or other regulators, or whether or when any other federal, state or foreign bodies will take similar actions. For example, the proposed CLARITY Act discussed above could, if it became law, grant the CFTC additional regulatory and supervisory powers with respect to spot digital assets, including bitcoin, as "digital commodities" and potentially impose additional registration, disclosure, reporting, and business conduct requirements on us. In addition, we cannot predict the nature or market effects of any future laws or expansion of oversight, including the impacts to the functioning of digital asset markets, the willingness of financial and other institutions to provide services to the digital assets industry, or the value of digital assets generally and bitcoin specifically. The consequences of any new legal requirements relating to digital assets could adversely affect the market price of bitcoin and our ability to hold or transact in bitcoin, and in turn adversely affect our business, financial condition and results of operations, and the market price of our listed securities. Furthermore, as more companies adopt strategies with respect to bitcoin or digital assets similar to ours, governments and regulatory agencies may be prompted to enact new laws, regulations, or interpretations, which may adversely affect our bitcoin strategy.

Moreover, the risks of engaging in a bitcoin strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

Growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, are highly uncertain and may also impact the price of bitcoin. The pace of growth in the adoption and use of bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, participation by traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a store of value or medium of exchange, and the availability and popularity of alternatives to bitcoin. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term or that any such growth will be sustained.

The liquidity and public perception of bitcoin may also suffer if financial institutions deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Actions by U.S. banking regulators, such as the issuance in February 2023 by federal banking agencies of the "Interagency Liquidity Risk Statement," which cautioned banks on contagion risks posed by providing services to digital assets customers, and similar actions, have in the past reduced access to banking services for bitcoin-related customers and service providers, or the willingness of traditional financial institutions to participate in markets for digital assets. The liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.

Bitcoin has no physical existence beyond the record of transactions on the Bitcoin blockchain. As a result, factors such as malicious attacks by miners, inadequate mining fees to incentivize validation of bitcoin transactions, hard "forks" of the Bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undermine the integrity of the Bitcoin blockchain and negatively affect the price of bitcoin and, in turn, our business, financial condition, results of operations, and the trading price of our listed securities.

Our historical financial statements prior to March 31, 2025 do not reflect the potential variability in earnings that we have experienced to date and may experience in the future relating to our bitcoin holdings

Our historical financial statements prior to March 31, 2025 do not fully reflect the potential variability in earnings that we have experienced to date and may experience in the future from holding or selling significant amounts of bitcoin.

The price of bitcoin has historically been subject to dramatic price fluctuations and is highly volatile. In December 2023, the FASB issued ASU 2023-08, which we adopted as of January 1, 2025.

We determine the fair value of our bitcoin based on quoted (unadjusted) prices on the Coinbase exchange (our principal market for bitcoin). Prior to our adoption of ASU 2023-08 on January 1, 2025, we performed an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted (unadjusted) prices on the active exchange, indicated that it was more likely than not that any of our bitcoin assets were impaired. In determining if an impairment had occurred, we considered the lowest price of one bitcoin quoted on the active exchange at any time since acquiring the specific bitcoin held. If the carrying value of a bitcoin exceeded that lowest price at any time during the quarter, an impairment loss was deemed to have occurred with respect to that bitcoin in the amount equal to the difference between its carrying value and such lowest price, and subsequent increases in the price of bitcoin did not affect the carrying value of our bitcoin. Gains (if any) were not recorded until realized upon sale, at which point they would be presented net of any impairment losses. In determining the gain to be recognized upon sale, we calculated the difference between the sale price and carrying value of the specific bitcoin sold immediately prior to sale. Due in part to the volatility of bitcoin, we incurred $4.06 billion of cumulative impairment on our bitcoin holdings through December 31, 2024, which losses were reflected in the financial statements for the respective periods in which the losses were incurred.

ASU 2023-08 requires us to measure our bitcoin holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our bitcoin in net income each reporting period. ASU 2023-08 also requires us to provide certain interim and annual disclosures with respect to our bitcoin holdings. As of January 1, 2025 we applied a cumulative-effect adjustment to the opening balance of retained earnings of $12.75 billion. ASU 2023-08 does not permit retrospective restatement of prior periods. For the fiscal year ended December 31, 2025, we incurred an unrealized loss on digital assets of $5.40 billion. Due to the application of a different accounting standard for the quarterly and annual periods during the year ended December 31, 2025 relative to the corresponding periods during the year ended December 31, 2024, and due to ASU 2023-08 not permitting retrospective restatement of prior periods, our results for the quarterly and annual periods during the year ended December 31, 2025 are not comparable to our results for the corresponding prior periods, and our future results will similarly not be comparable to results from periods prior to our adoption of the guidance. Additionally, any unrealized gain on digital assets reflected in our financial results for a given period does not reflect cash actually earned by us during that period, and a significant increase in our digital assets included on our balance sheet is not associated with an actual increase in our liquidity.

As a result of our adoption of ASU 2023-08, we may incur greater losses during periods when we previously would have incurred smaller losses or no losses because we had already impaired the carrying value of our bitcoin to a low price observed during a prior period, and we may also record gains during periods when the fair market value of bitcoin rises, as compared to periods prior to January 1, 2025, when we would not have recorded any gains under similar circumstances. Accordingly, due in particular to the volatility in the price of bitcoin, the adoption of ASU 2023-08 has to date increased, and we expect will continue to impact, the volatility of our financial results. For further details see "Risks Related to Our Bitcoin Strategy and Holdings-Our bitcoin strategy exposes us to various risks, including risks associated with bitcoin." Because we intend to continue increasing our bitcoin holdings, we expect that the proportion of our total assets represented by our bitcoin holdings will increase in the future, and we expect ASU 2023-08 to continue to significantly affect the carrying value of our bitcoin on our balance sheet. As a result, our earnings may be even more volatile in future periods than what we have experienced to date.

The recent increase in the availability of alternative ways to gain exposure to bitcoin and other digital assets may adversely affect the market price of our listed securities

Although bitcoin and other digital assets have experienced a surge of investor attention since bitcoin was invented in 2008, until recently investors in the United States had limited means to gain exposure to bitcoin through traditional investment channels, and instead generally were only able to hold bitcoin through digital wallets. Given the relative novelty of digital assets, general lack of familiarity with the processes needed to hold bitcoin directly, as well as the potential reluctance of financial planners and advisers to recommend direct bitcoin holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to bitcoin through investment vehicles that hold bitcoin and issue shares representing fractional undivided interests in their underlying bitcoin holdings. These vehicles, which were previously offered only to "accredited investors" on a private placement basis, have in the past traded at substantial premiums to net asset value, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to bitcoin.

On January 10, 2024, the SEC approved the listing and trading of spot bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The approved ETPs commenced trading directly to the public on January 11, 2024, with a trading volume of $4.6 billion on the first trading day. On January 11, 2024, and in the subsequent days following the SEC's approval of the listing and trading of spot bitcoin ETPs, the trading price of our shares of class A common stock declined significantly relative to the value of our bitcoin. To the extent investors view our class A common stock as providing exposure to bitcoin, it is possible that the value of our class A common stock may also have included a premium over the value of our bitcoin due to the prior scarcity of traditional investment vehicles providing investment exposure to bitcoin, and that the value declined due to investors now having a greater range of options to gain exposure to bitcoin and investors choosing to gain such exposure through ETPs rather than our class A common stock.

Although we are an operating company, and we believe we offer a different value proposition than a bitcoin investment vehicle such as a spot bitcoin ETP, investors may nevertheless view our class A common stock or other listed securities as an alternative to an investment in an ETP, and choose to purchase shares of a spot bitcoin ETP instead of our class A common stock or other listed securities. They may do so for a variety of reasons, including if they believe that ETPs offer a "pure play" exposure to bitcoin that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. Additionally, unlike spot bitcoin ETPs, we (i) do not seek for our shares of class A common stock to track the value of the underlying bitcoin we hold before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including Regulation M, and other securities laws, which enable ETPs to continuously align the value of their shares to the price of the underlying assets they hold through share creation and redemption, (iii) are a Delaware corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to our bitcoin holdings or our daily net asset value. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to our listed securities.

Additionally, other companies have recently adopted bitcoin strategies similar to ours, providing investors with further potential alternative means of gaining exposure to bitcoin. Fund sponsors also offer bitcoin futures exchange-traded funds ("ETFs") and leveraged bitcoin futures ETFs, which offer different types of economic exposure to bitcoin. Based on how we are viewed in the market relative to ETPs, other companies that have adopted a strategy similar to ours with respect to bitcoin, bitcoin futures ETFs, leveraged bitcoin futures ETFs, and similar vehicles, any premium or discount in our class A common stock relative to the value of our bitcoin holdings may increase or decrease differently than that of such other vehicles in response to changes in market conditions. Although our listed securities also include preferred stocks, which provide investors with economic exposure to bitcoin and the opportunity to earn dollar- or Euro- denominated yield returns, to the extent that investors are seeking an investment with exposure to bitcoin and a dollar- or Euro- denominated yield return, investors may choose to allocate to certain funds that pursue yield-based strategies based on trading derivatives of our class A common stock or bitcoin rather than purchasing our preferred stocks, as the former may, from time to time, produce higher yields than our preferred stock.

Other companies have also recently adopted treasury strategies with exposure to digital assets other than bitcoin. Additionally, the SEC has approved rule changes permitting the listing and trading of spot ETPs that invest in ether, the main crypto asset supporting the Ethereum blockchain, and has published for comment and review exchange rule change notices with respect to spot ETPs for other digital assets. The current and potential future availability of investment options with respect to other digital assets could result in a decline in the price of bitcoin, which could in turn cause a decline in the price of our class A common stock and our other listed securities and such decline could be disproportionate to the decline in value of our bitcoin.

Any of the foregoing factors, including the availability of spot ETPs and futures-based ETFs for bitcoin, and funds that pursue yield-based strategies based on trading derivatives of our class A common stock, the availability and potential future availability of spot ETPs for Ethereum and other digital assets, and the adoption by other companies of strategies similar to ours with respect to bitcoin and other digital assets, could have a material adverse effect on the market price of our listed securities.

Our bitcoin strategy subjects us to enhanced regulatory oversight

As noted above, several spot bitcoin ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at net asset value. Even though we are not, and do not function in the manner of, a spot bitcoin ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our bitcoin holdings and our bitcoin strategy more generally.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our bitcoin through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our bitcoin from bad actors that have used bitcoin to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in bitcoin by us may be restricted or prohibited.

Although our bitcoin holdings did not serve as collateral securing any of our outstanding indebtedness as of December 31, 2025, we may incur indebtedness or enter into other financial instruments in the future that may be collateralized by our bitcoin holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our bitcoin holdings. These types of bitcoin-related transactions are the subject of enhanced regulatory oversight. These and any other bitcoin-related transactions we may enter into, beyond simply acquiring and holding bitcoin, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators, including for example, in response to the failure of a major participant in the digital assets industry, such as the filing for Chapter 11 bankruptcy protection by FTX in November 2022. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting bitcoin, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in bitcoin.

In addition, private actors that are wary of bitcoin or the regulatory concerns associated with bitcoin have in the past taken and may in the future take further actions that may have an adverse effect on our business or the market price of our listed securities. For example, an affiliate of HSBC Holdings has prohibited customers of its HSBC InvestDirect retail investment platform from buying shares of our class A common stock after determining that the value of our stock is related to the performance of bitcoin, indicating that it did not want to facilitate exposure to virtual currencies.

In November 2025, we issued STRE Stock, which is a Euro-denominated preferred stock instrument listed for trading on the Official List of the Luxembourg Stock Exchange and the Euro MTF market of the Luxembourg Stock Exchange. As a result of such listing, we are subject to certain disclosure and other requirements under applicable EU regulations. We intend to continue to seek access to non-U.S. capital markets, list or admit our securities to trading on additional foreign exchanges, or otherwise expand the distribution of our securities in foreign jurisdictions, and we may become subject to additional regulatory oversight, disclosure obligations, conduct requirements and review of our bitcoin strategy and digital asset activities in those jurisdictions. Any such additional non-U.S. regulatory oversight could increase our compliance and reporting costs, constrain our flexibility in implementing our bitcoin strategy, or otherwise adversely affect our business, financial condition and results of operations.

Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin

Bitcoin trading venues are relatively new (compared to stock exchanges) and, in many cases, unregulated. Furthermore, there are many bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in bitcoin trading venues, including prominent exchanges that handle a significant volume of bitcoin trading and/or are subject to regulatory oversight, in the event one or more bitcoin trading venues cease or pause for a prolonged period the trading of bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

Reports and academic studies have estimated that a substantial portion of trading volume reported by certain unregulated crypto-asset trading venues may be non-economic in nature (including wash trading), with a December 2022 study estimating wash trading averaged over 70% of reported volume on unregulated exchanges studied. The SEC also alleged as part of its June 2023 complaint against Binance Holdings Ltd. that Binance committed strategic and targeted "wash trading" through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. The SEC has also brought recent actions against individuals and digital asset market participants alleging that such persons artificially increased trading volumes in certain digital assets through wash trades, or repeated buying and selling of the same assets in fictitious transactions to manipulate their underlying trading price. Such reports and allegations may indicate that the bitcoin market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the bitcoin market than is commonly understood. Any actual or perceived wash trading in the bitcoin market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our bitcoin.

Negative perception, a lack of stability in the broader bitcoin markets and the closure, temporary shutdown or operational disruption of bitcoin trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the bitcoin ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in bitcoin and the broader bitcoin ecosystem and greater volatility in the price of bitcoin. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX, and BlockFi filed for bankruptcy, following which the market prices of bitcoin and other digital assets significantly declined. In addition, in June 2023, the SEC announced enforcement actions against Coinbase, Inc., and Binance Holdings Ltd., two providers of large trading venues for digital assets, which similarly was followed by a decrease in the market price of bitcoin and other digital assets. These were followed in November 2023, by an SEC enforcement action against Payward Inc. and Payward Ventures Inc., together known as Kraken, another large trading venue for digital assets. Although these complaints were ultimately dismissed, the SEC or other regulatory agencies may initiate similar actions in the future. As the price of our listed securities is affected by the value of our bitcoin holdings, the failure of a major participant in the bitcoin ecosystem could have a material adverse effect on the market price of our listed securities.

The concentration of our bitcoin holdings enhances the risks inherent in our bitcoin strategy

As of February 13, 2026, we held approximately 717,131 bitcoins that were acquired at an aggregate purchase price of $54.5 billion and we intend to purchase additional bitcoin and increase our overall holdings of bitcoin in the future. The concentration of our bitcoin holdings limits the risk mitigation that we could achieve if we were to purchase a more diversified portfolio of assets, which enhances the risks inherent in our bitcoin strategy. Any future significant declines in the price of bitcoin would have a more pronounced impact on our financial condition than if we had used our cash to purchase a more diverse portfolio of assets.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of bitcoin and adversely affect our business

As a result of our bitcoin strategy, our assets are concentrated in our bitcoin holdings. Accordingly, the emergence or growth of digital assets other than bitcoin may have a material adverse effect on our financial condition. As of December 31, 2025, bitcoin was the largest digital asset by market capitalization. However, there are numerous alternative digital assets and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use proof-of-work mining like the Bitcoin network. For example, in late 2022, the Ethereum network transitioned to a "proof-of-stake" mechanism for validating transactions that requires significantly less computing power than proof-of-work mining. The Ethereum network has completed another major update since then and may undertake additional updates in the future. If the mechanisms for validating transactions in Ethereum and other alternative digital assets are perceived as superior to proof-of-work mining, those digital assets could gain market share relative to bitcoin.

Other alternative digital assets that compete with bitcoin in certain ways include "stablecoins," which are designed to maintain a constant price related to or based on some other asset or traditional currency because of, for instance, their issuers' promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. In July 2025, the "GENIUS Act" was enacted, which establishes a federal framework for "payment stablecoins," treating them as payment systems, not securities, and mandating fiat-backed reserves, monthly disclosures, anti-money laundering safeguards, and similar measures. Stablecoins have grown rapidly as an alternative to bitcoin and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms, and their use as an alternative to bitcoin could expand further as a result of the GENIUS Act being enacted. As of December 31, 2025, two of the seven largest digital assets by market capitalization were U.S. dollar-pegged stablecoins.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China's CBDC project was made available to consumers in January 2022, and governments including Japan, the United Kingdom and the European Union have been discussing the potential creation of new CBDCs. Further, some countries, such as Sweden, Norway and Israel, are exploring cross-border interoperability of retail CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, bitcoin and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of bitcoin to decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents

Historically, the bitcoin market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. In December 2025, we established the USD Reserve to support the payment of dividends on our preferred stock and interest on our outstanding indebtedness. As of February 13, 2026, the balance of the USD Reserve was $2.25 billion. If we deplete our USD Reserve and we are unable to secure equity or debt financing in a timely manner, on favorable terms, or at all, we may be required to sell bitcoin to satisfy our financial obligations or liquidity needs, and we may be required to make such sales at prices below our cost basis or on terms that are otherwise unfavorable. Additionally, during periods of market instability, we may not be able to sell our bitcoin at favorable prices or at all. For example, a number of bitcoin trading venues temporarily halted deposits and withdrawals in 2022, although the Coinbase exchange (our principal market for bitcoin) has, to date, not done so. As a result, our bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Further, the bitcoin that we hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.

Additionally, we may be unable to enter into loans or other capital raising transactions collateralized by our unencumbered bitcoin or otherwise generate funds using our bitcoin holdings, including in particular during periods of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our bitcoin, enter into additional capital raising transactions, including capital raising transactions using bitcoin as collateral, or otherwise generate funds using our bitcoin holdings, or if we are forced to sell our bitcoin at a significant loss, in order to meet our financial obligations and liquidity needs, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our bitcoin and our financial condition and results of operations could be materially adversely affected

Substantially all of the bitcoin we own is held in custody accounts at institutional-grade digital asset custodians. Security breaches and cyberattacks are of particular concern with respect to our bitcoin. Bitcoin and other blockchain-based cryptocurrencies and the entities that provide services to participants in the bitcoin ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange (our principal market for bitcoin), although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. In 2025, Coinbase reported that criminals bribed certain of its non-U.S. employees to steal customer data to use in social engineering attacks. A successful security breach or cyberattack could result in:

- a partial or total loss of our bitcoin in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our bitcoin;

- harm to our reputation and brand;

- improper disclosure of data and violations of applicable data privacy and other laws; or

- significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Bitcoin blockchain ecosystem or in the use of the Bitcoin network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to bitcoin, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. Emerging technologies, such as AI-driven cyberattacks and the potential for quantum computing, could introduce new vulnerabilities in our systems, potentially rendering traditional cryptographic techniques less effective and exposing us to more sophisticated forms of cyberattacks. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. Novel methods, such as those utilizing AI or quantum computing, may be even more difficult to detect and defend against. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements since the onset of the COVID-19 pandemic. The risk of cyberattacks could also be increased by cyberwarfare in connection with geopolitical conflicts, such as the ongoing Russia-Ukraine conflict, including potential proliferation of malware into systems unrelated to such conflicts. As of the date of this Annual Report, neither we nor any of our service providers has experienced a security breach or cyberattack that has materially impacted our digital asset holdings, financial condition or operating results; however, any future breach of our operations or those of our service providers or others in the bitcoin industry could materially and adversely affect our business.

We face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin

We hold our bitcoin with regulated custodians that have duties to safeguard our private keys. Although our custodial services contracts do not restrict our ability to reallocate our bitcoin among our custodians, our bitcoin holdings may be concentrated with a single custodian from time to time, which may enhance our risk of losses. In light of the significant amount of bitcoin we hold, we continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our bitcoin as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our bitcoin, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our bitcoin, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

As of December 31, 2025, the insurance coverage available for losses of our bitcoin covers only a small fraction of the value of the entirety of our bitcoin holdings and there can be no assurance that we would recover the full value of our bitcoin lost under all circumstances. Based on information shared by our custodians, they currently maintain commercial insurance coverage of $320.0 million, $100.0 million, and in excess of $100.0 million at Coinbase, Anchorage, and Fidelity, respectively, in the aggregate and not per occurrence, to cover bitcoin losses as well as certain other losses, subject to the terms and provisions of the applicable insurance policies. The insurance policies maintained by our custodians are shared among all of such custodian's customers and are not specific to us, and there can be no guarantee that such insurance will be maintained as part of the custodial services available to us, or that such coverage will be available or sufficient to cover losses with respect to our bitcoin. Additionally, we do not maintain separate insurance to cover our potential bitcoin losses. Furthermore, our custodians are not members of the Federal Deposit Insurance Corporation ("FDIC") or Securities Investor Protection Corporation ("SIPC") and, therefore, deposits held with or assets held by the custodians are not subject to protections available to depositors with FDIC or SIPC member institutions. Moreover, our use of custodians exposes us to the risk that the bitcoin our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such bitcoin. Any loss associated with such insolvency proceedings is unlikely to be covered by the insurance coverage our custodians maintain related to our bitcoin.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. While the Bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the bitcoin held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

Regulatory change reclassifying bitcoin as a security could lead to our classification as an "investment company" under the Investment Company Act of 1940 and could adversely affect the market price of bitcoin and the market price of our listed securities

Our assets are concentrated in our bitcoin holdings. While senior SEC officials have stated their view that bitcoin is not a "security" for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an "investment company" under the Investment Company Act of 1940, as amended, which would subject us to significant additional regulatory controls that could have a material adverse effect on our ability to execute on our bitcoin strategy, and our business and operations, and may also require us to substantially change the manner in which we conduct our business.

In addition, if bitcoin is determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of bitcoin and in turn adversely affect the market price of our listed securities.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as "investment companies" and "investment advisers" under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our Treasury Reserve Policy or our bitcoin strategy, our use of leverage, the manner in which our bitcoin is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, although a significant change to our Treasury Reserve Policy would require the approval of our board of directors, no shareholder or regulatory approval would be necessary. Consequently, our board of directors has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our bitcoin holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding bitcoin. Additionally, we are not a registered money market fund under the Investment Company Act of 1940, as amended, and we do not operate as a registered money market fund. Holders of our listed securities, including our STRC Stock, do not benefit from the protections available to holders of securities of a registered money market fund or similar instruments. Bitcoin does not have a similar risk profile to the assets required to be held by money market funds because, among other things, it is much more volatile and involves no principal protection. Unlike money market funds, we do not price our listed securities, including our STRC Stock, based on the net asset value of the pool of assets backing the securities. We are also not subject to any regulation requiring that we maintain any particular pricing or stable value, and we are not subject to the fee restrictions or liquidity requirements applicable to registered money market funds. Our listed securities, including STRC Stock, are not insured by any regulatory agency, nor can we provide any guarantee of returns, cash dividend, liquidity or future performance.

Our bitcoin strategy exposes us to risk of non-performance by counterparties

Our bitcoin strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty's financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of bitcoin, a loss of the opportunity to generate funds, or other losses. Additionally, with more companies adopting a bitcoin strategy similar to ours, our counterparties and service providers may experience increased demand for their services, which could impact the level or quality of service we receive, or the pricing of these services in the future.

Our principal counterparty risk with respect to our bitcoin is the risk that our custodians may fail to perform their obligations under our custody arrangements. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital assets industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc., Binance Holdings Ltd., and Kraken, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada's Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Although these bankruptcies, closures and liquidations have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While all of our custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held bitcoin will not become part of the custodian's insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our bitcoin holdings, we would become subject to additional counterparty risks. Any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our bitcoin, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Risks Related to Our Enterprise Analytics Software Business Strategy

We derive revenue from a single software platform and related services, primarily through sales to our installed customer base

We derive revenue from sales of our analytics software platform and related services, primarily through our installed customer base. As a result, if our software business experiences a significant decline in demand for, or in the adoption or prices of, our platform and related services as a result of, among other factors, a significant decline in our installed customer base, any change in our pricing or packaging model, increased competition, maturation in the markets for our platform, or other risks, including but not limited to those described herein, we may not be able to generate revenue from other sources in excess of the expenses relating to our analytics software platform and related services.

As we continue to transition our customers from a product license model to a cloud subscription model, we could face higher future rates of attrition, and such a transition could continue to affect the timing of revenue recognition or reduce product licenses and product support revenues

We offer our analytics platform in the form of an on-premises product license or a cloud subscription; however, as of January 2025, Strategy on-premises product licenses have entered an end-of-support cycle, with full support for such licenses ending December 31, 2026. Given that customers could migrate on and off our cloud subscription platform, we could face higher future rates of attrition among our customers during this period.

In addition, the payment streams and revenue recognition timing for our product licenses are different from those for our cloud subscriptions. For on-premises product licenses, customers typically pay us a lump sum soon after entering into a license agreement, and we typically recognize product licenses revenue when control of the license is transferred to the customer. For cloud subscriptions, customers typically make periodic payments over the subscription period and we recognize subscription services revenues ratably over the subscription period. As a result, as we continue to scale back our support for on-premises product licenses and as our customers increasingly shift to, or new customers purchase, cloud subscriptions instead of on-premises product licenses, the resulting change in payment terms and revenue recognition has resulted in, and may in the future result in, our recognizing less revenue in the reporting period in which the sale transactions are consummated than has been the case in prior periods, with more revenue being recognized in future periods.

Our recognition of deferred revenue and advance payments is subject to future performance obligations and may not be representative of revenues for succeeding periods

Our deferred revenue and advanced payments totaled $277.6 million as of December 31, 2025. The timing and ultimate recognition of our deferred revenue and advance payments depend on various factors, including our performance of various service obligations.

Because of the possibility of customer changes or delays in customer development or implementation schedules or budgets, and the need for us to satisfactorily perform product support and other services, deferred revenue and advance payments at any particular date may not be representative of actual revenue for any succeeding period.

In addition, we had $310.5 million of other remaining performance obligations as of December 31, 2025, consisting of the portions of multi-year contracts that will be invoiced in the future that are not reflected on our balance sheet. As with deferred revenue and advance payments, these other remaining performance obligations at any particular date may not be representative of actual revenue for any succeeding period.

Integration of artificial intelligence into our enterprise analytics product offerings and our use of artificial intelligence in our operations could result in reputational or competitive harm, legal liability, and other adverse effects on our business

We have integrated, and plan to further integrate, AI capabilities into certain components of our enterprise analytics product offerings and we use certain AI tools in our operations. Such integration and use of AI may become more important in our product offerings and operations over time. These AI-related initiatives, whether successful or not, could cause us to incur substantial costs and could result in delays in our software release cadence. Our competitors or other third parties may incorporate AI into their products or operations more quickly or more successfully than we do, which could impair our ability to compete effectively. Additionally, AI algorithms may be flawed and datasets underlying AI algorithms may be insufficient or contain biased information. If the AI tools we integrate into our products or use in our operations produce analyses or recommendations that are or are alleged to be deficient, inaccurate, or biased, our reputation, business, financial condition, and results of operations may be adversely affected.

Other companies have experienced cybersecurity incidents that implicate confidential and proprietary company data and/or the personal data of end users of AI applications integrated into their software offerings or used in their operations. If we were to experience a cybersecurity incident, whether related to the integration of AI capabilities into our product offerings or our use of AI applications in our operations, our business and results of operations could be adversely affected. AI also presents various emerging legal, regulatory and ethical issues, and the incorporation of AI into our product offerings and our use of AI applications in our operations could require us to expend significant resources in developing, testing and maintaining our product offerings and may cause us to experience brand, reputational, or competitive harm, or incur legal liability. Additionally, in March 2024, the European Commission passed the Artificial Intelligence Act with several of its provisions now in force. Other jurisdictions, including certain U.S. states, have adopted or may decide to adopt similar or more restrictive legislation that may render the use of such technologies challenging. These restrictions may make it harder for us to conduct our business using AI, lead to regulatory fines or penalties, require us to change our product offerings or business practices, or prevent or limit our use of AI.

Risks Related to Our Technology and Intellectual Property

Third parties may claim we infringe their intellectual property rights

We periodically receive notices from third parties claiming we are infringing their intellectual property rights. The frequency of such claims may increase as we expand our offerings and branding, the number of offerings and level of competition in our industry grow, the functionality of offerings overlaps, and the volume of issued patents, patent applications, and copyright and trademark registrations continues to increase. Responding to any infringement claim, regardless of its validity, could:

- be time-consuming, costly, and/or result in litigation;

- divert management's time and attention from developing our business;

- require us to pay monetary damages or enter into royalty or licensing agreements that we would normally find unacceptable;

- require us to stop selling certain of our offerings;

- require us to redesign certain of our offerings using alternative non-infringing technology or practices, which could require significant effort and expense;

- require us to rename certain of our offerings or entities; or

- require us to satisfy indemnification obligations to our customers or channel partners.

Additionally, while we monitor our use of third-party software, including open-source software, our processes for controlling such use in our offerings may not be fully effective. If we fail to comply with the terms or conditions associated with third-party software that we use, if we inadvertently embed certain types of third-party software into one or more of our offerings, or if third-party software that we license is found to infringe the intellectual property rights of others, we could become subject to infringement liability and be required to re-engineer our offerings, discontinue the sale of our offerings, or make available to certain third parties or generally available, in source code form, our proprietary code, any of which could materially adversely affect our business, operating results, and financial condition.

If a successful infringement claim is made against us and we fail to develop or license a substitute technology or brand name, as applicable, our business, results of operations, financial condition, or cash flows could be materially adversely affected.

Changes in third-party software or systems or the emergence of new industry standards could materially adversely affect the operation of and demand for our existing software

The functionalities of our software depend in part on the ability of our software to interface with our customers' information technology ("IT") infrastructure and cloud environments, including software applications, network infrastructure, and end user devices, which are supplied to our customers by various other vendors. When new or updated versions of these third-party software or systems are introduced, or new industry standards in related fields emerge, we may be required to develop updated versions of or enhancements to our software to help ensure that it continues to effectively interoperate with our customers' IT infrastructure and cloud environments. If new or modified operating systems are introduced or new web standards and technologies or new standards in the field of database access technology emerge that are incompatible with our software, development efforts to maintain the interoperability of our software with our customers' IT infrastructure and cloud environments could require substantial capital investment and employee resources. If we are unable to update our software in a timely manner, cost-effectively, or at all, the ability of our software to perform key functions could be impaired, which may impact our customers' satisfaction with our software, potentially result in breach of warranty or other claims, and materially adversely affect demand for our software.

The nature of our software makes it particularly susceptible to undetected errors, bugs, or security vulnerabilities, which could cause problems with how the software performs and, in turn, reduce demand for our software, reduce our revenue, and lead to litigation claims against us

Despite extensive testing by us and our current and potential customers, we have in the past discovered software errors, bugs, or security vulnerabilities (including the log4j and SpringShell vulnerabilities which surfaced in December 2021 and March 2022, respectively, and affected companies worldwide) in our offerings after commercial shipments began and they may be found in future offerings or releases. This could result in lost revenue, damage to our reputation, or delays in market acceptance, which could have a material adverse effect on our business, operating results, and financial condition. We may also need to expend resources and capital to correct these defects if they occur.

Our customer agreements typically contain provisions designed to limit our exposure to product liability, warranty, and other claims. It is possible these provisions are unenforceable in certain domestic or international jurisdictions, and we may be exposed to such claims. A successful claim against us could have a material adverse effect on our business, operating results, and financial condition.

Our intellectual property is valuable, and any inability to protect it could reduce the value of our offerings and brand

Unauthorized third parties may try to copy or reverse engineer portions of our software or otherwise obtain and use our intellectual property. Copyrights, patents, trademarks, trade secrets, confidentiality procedures, and contractual commitments can only provide limited protection. Any intellectual property owned by us may be invalidated, circumvented, or challenged. Any of our pending or future intellectual property applications, whether or not currently being challenged, may not be issued with the scope we seek, if at all. Moreover, amendments to and developing jurisprudence regarding U.S. and international law may affect our ability to protect our intellectual property and defend against claims of infringement. In addition, although we generally enter into confidentiality agreements with our employees and contractors, the confidential nature of our intellectual property may not be maintained. Furthermore, the laws of some countries do not provide the same level of protection of our intellectual property as do the laws of the United States. If we cannot protect our intellectual property against unauthorized copying or use, we may not remain competitive.

We may be obligated to disclose our proprietary source code to our customers, which may limit our ability to protect our intellectual property and could reduce the renewals of our support services

Certain of our customer agreements contain provisions permitting the customer to become a party to, or a beneficiary of, a source code escrow agreement under which we place the proprietary source code for our applicable services and products in escrow with a third party. Under these escrow agreements, the source code to the applicable product may be released to the customer, typically for its use to maintain, modify, and enhance the product, upon the occurrence of specified events, such as our filing for bankruptcy, discontinuance of our support services, and/or ceasing our business operations generally.

Disclosing the content of our source code may limit the intellectual property protection we can obtain or maintain for that source code or the services and products containing that source code. It also could permit a customer to which a product's source code is disclosed to support and maintain that software product without being required to purchase our support services.

We may be unable to develop and release new software product offerings or enhancements to our existing offerings in a timely and cost-effective manner

Analytics applications, and applications that leverage the Bitcoin blockchain, can be complex, and research and development for these types of applications can be costly and time consuming. In the case of new or contemplated offerings, we may not be able to identify business use cases for such offerings, and we have in the past and may in the future cease, delay or reallocate resources away from further development of, or marketing efforts for, such offerings. We cannot be sure that we will succeed in developing, marketing, and delivering, on a timely and cost-effective basis, new or enhanced offerings that will achieve market acceptance.

Risks Related to Our Operations

Business disruptions, including interruptions, delays, or failures of our systems, third-party data center hosting facility, or other third-party services, as a result of geopolitical tensions, acts of terrorism, natural disasters, pandemics, and similar events, could materially adversely affect our operating results or result in a material weakness in our internal controls that could adversely affect the market price of our listed securities

A significant portion of our research and development activities or certain other critical business operations are concentrated in facilities in Northern Virginia, China, Argentina, and Poland. In addition, we serve our customers and manage certain critical internal processes using a third-party data center hosting facility located in the United States and other third-party services, including AWS, Azure, Google, and other cloud services. Any disruptions or failures of our systems or the third-party hosting facility or other services that we use, including as a result of a natural disaster, fire, cyberattack, act of terrorism, geopolitical conflict, pandemic, the effects of climate change, or other catastrophic event, as well as power outages, telecommunications infrastructure outages, a decision by one of our third-party service providers to close facilities that we use without adequate notice or to materially change the pricing or terms of their services, host country restrictions on the conduct of our business operations or the availability of our offerings, or other unanticipated problems with our systems or the third-party services that we use, such as a failure to meet service standards, could severely impact our ability to conduct our business operations or to attract new customers or maintain existing customers, or result in a material weakness in our internal control over financial reporting, any of which could materially adversely affect our future operating results.

We face a variety of risks in doing business with U.S. and foreign federal, state, and local governments and government agencies, including risks related to the procurement process, budget constraints and cycles, termination of contracts, and compliance with government contracting requirements

Our customers include the U.S. government, state and local governments and government agencies. There are a variety of risks in doing business with government entities, including:

Procurement. Contracting with public sector customers is highly competitive and can be time-consuming and expensive, requiring us to incur significant up-front time and expense without any assurance that we will win a contract. Further, even if we win a contract, it may be placed on hold, or reversed, due to a post-award protest.

Budgetary Constraints and Cycles. Public sector funding reductions or delays adversely impact demand and payment for our offerings.

Termination of Contracts. Public sector customers often have contractual or other legal rights to terminate contracts for convenience or due to a default. If a contract is terminated for the customer's convenience, we may only be able to collect fees for software or services delivered prior to termination and settlement expenses. If a contract is terminated due to our default, we may not recover even those amounts, and we may be liable for excess costs incurred by the customer for procuring alternative software or services.

Compliance with Government Contracting Requirements. Government contractors are required to comply with a variety of complex laws, regulations, and contractual provisions relating to the formation, administration, or performance of government contracts that give public sector customers substantial rights and remedies, many of which are not typical for commercial contracts. These may include rights regarding price protection, the accuracy of information provided to the government, contractor compliance with socio-economic policies, and other terms unique to government contracts. Governments and government agencies routinely investigate and audit contractors for compliance with these requirements. If, as a result of an audit or review, it is determined that we have failed to comply with these requirements, we may be subject to civil and criminal penalties or administrative sanctions, including contract termination, forfeiture of profits, fines, treble damages, and suspensions or debarment from future government business and we may suffer harm to our reputation.

Our customers also include foreign governments and government agencies. Similar procurement, budgetary, contract, and audit risks also apply to these entities. In addition, compliance with complex regulations and contracting provisions in a variety of jurisdictions can be expensive and consume significant management resources. In certain jurisdictions, our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market.

If we are unable to recruit or retain skilled personnel, or if we lose the services of Michael J. Saylor, our business, operating results, and financial condition could be materially adversely affected

Our future success depends on our continuing ability to attract, train, assimilate, and retain highly skilled personnel. There has historically been significant competition for qualified employees across technology and other industries, and such competition may be further amplified by evolving restrictions on immigration, travel, or availability and costs of visas for skilled workers. We may not be able to retain our current key employees or attract, train, assimilate, and retain other highly skilled personnel in the future, particularly at times when we undergo significant headcount reductions. Our future success also depends in large part on the continued service of Michael J. Saylor, our Chairman of the Board of Directors and Executive Chairman. If we were unable to attract, train, assimilate, and retain the highly skilled personnel we need, or we were to lose the services of Mr. Saylor, our business, operating results, and financial condition could be materially adversely affected. These risks may be exacerbated if a shareholder or a group of affiliated shareholders (other than or not including Mr. Saylor) were to exercise majority voting control of the Company.

Changes in laws or regulations relating to privacy or the collection, processing, disclosure, storage, localization, or transmission of personal data, or any actual or perceived failure by us or our third-party service providers to comply with such laws and regulations, contractual obligations, or applicable privacy policies, could materially adversely affect our business

Certain aspects of our business involve collecting, processing, disclosing, storing, and transmitting personal data, which are subject to certain privacy policies, contractual obligations, and U.S. and foreign laws, regulations, and directives relating to privacy and data protection. In addition, the types of data subject to protection as personal data in the European Union, China, the United States, and elsewhere have been expanding. In recent years, the collection and use of personal data by companies have come under increased regulatory and public scrutiny, especially in relation to the collection and processing of sensitive data, such as healthcare, biometric, genetic, financial services, and children's data, precise location data, and data regarding a person's race or ethnic origins, political opinions, or religious beliefs.

There are various enforcement agencies at both the state and federal level that review compliance with these requirements, including the United States Department of Health and Human Services for potential violations of the Health Insurance Portability and Accountability Act of 1996 and the Federal Trade Commission ("FTC"). If we are subject to a potential FTC enforcement action, we may be subject to a settlement order that requires us to adhere to very specific privacy and data security practices, which may impact our business. We may also be required to pay fines as part of a settlement (depending on the nature of the alleged violations). If we violate any consent order that we reach with the FTC, we may be subject to additional fines and compliance requirements. We face risks of similar enforcement from State Attorneys General and, potentially, other regulatory agencies.

Similar laws exist in other foreign jurisdictions, including the European Union, that may impact our business activities. In addition, various U.S. federal and state government agencies and foreign government bodies may enact new or additional laws or regulations, or issue rulings that invalidate prior laws or regulations, concerning privacy, data storage, data protection, and cross-border transfer of data that could materially adversely impact our business.

In addition to the provisions in certain international laws restricting the transfer of personal information to the United States, a new U.S. law also restricts the transfer of certain kinds of personal data in certain situations outside of the United States to "countries of concern," including but not limited to China. On April 8, 2025, the U.S. Department of Justice's National Security Division implemented the Data Security Program Rule under Executive Order 14117 and the International Emergency Economic Powers Act. This rule establishes restrictions on certain data-related transactions involving U.S. persons and entities, particularly those that may result in access to U.S. government-related data or bulk sensitive personal data of U.S. persons by foreign adversaries or entities under their control. The rule effectively imposes export control-like restrictions on the transfer, sale, or sharing of sensitive data-including genomic, geolocation, biometric, health, financial, and other personal data-to or with entities in countries of concern, as well as entities and persons associated with those countries. It also imposes additional due diligence obligations on U.S. companies concerning personal data they collect, store, or transmit. Failure to comply with the Data Security Program Rule could result in civil or criminal penalties, reputational harm, and restrictions on our ability to engage in certain business activities. Compliance may require us to modify our data handling practices, implement new controls, or terminate existing relationships with certain foreign vendors, customers, or partners. These changes could increase our operational costs, limit our market opportunities, and adversely affect our financial performance. Additionally, the scope and interpretation of the rule may evolve, and future guidance or enforcement actions could impose further obligations or restrictions.

Any systems failure or security breach that results in the release of, or unauthorized access to, personal data, or any failure or perceived failure by us or our third-party service providers to comply with applicable privacy policies, contractual obligations, or any applicable laws or regulations relating to privacy or data protection, could result in proceedings against us by domestic or foreign government entities or others, including private plaintiffs in litigation. Such proceedings could result in the imposition of sanctions, fines, penalties, liabilities, government orders, and/or orders requiring that we change our data practices, any of which could have a material adverse effect on our business, operating results, reputation, and financial condition.

Furthermore, the U.S. Congress is considering comprehensive privacy legislation. At this time, it is unclear whether Congress will pass such a law and if so, when and what it will require and prohibit. Moreover, it is not clear whether any such legislation would give the FTC any new authority to impose civil penalties for violations of the Federal Trade Commission Act in the first instance, whether Congress will grant the FTC rulemaking authority over privacy and information security, or whether Congress will vest some or all privacy and data security regulatory authority and enforcement power in a new agency, akin to EU data protection authorities.

Complying with these and other changing requirements could cause us or our customers to incur substantial costs or pay substantial fines or penalties, require us to change our business practices, require us to take on more onerous obligations in our contracts, or limit our ability to provide certain offerings in certain jurisdictions, any of which could materially adversely affect our business and operating results. New laws or regulations restricting or limiting the collection or use of mobile data could also reduce demand for certain of our offerings or require changes to our business practices, which could materially adversely affect our business and operating results.

If we or our third-party service providers experience a disruption due to a cybersecurity attack or security breach and unauthorized parties obtain access to our customers', prospects', vendors', or channel partners' data, our data, our networks or other systems, or the cloud environments we manage, our offerings may be perceived as not being secure, our reputation may be harmed, demand for our offerings may be reduced, our operations may be disrupted, we may incur significant legal and financial liabilities, and our business could be materially adversely affected

As part of our business, we process, store, and transmit our customers', prospects', vendors', and channel partners' data as well as our own, including in our networks and other systems and the cloud environments we manage. Security breaches may occur due to technological error, computer viruses, or third-party action, including intentional misconduct by computer hackers or state actors, physical break-ins, industrial espionage, fraudulent inducement of employees, customers, or channel partners to disclose sensitive information such as usernames or passwords, and employee, customer, or channel partner error or malfeasance. A security breach could result in unauthorized access to or disclosure, modification, misuse, loss, or destruction of our customers', prospects', vendors', or channel partners' data, our data (including our proprietary information, intellectual property, or trade secrets), our networks or other systems, or the cloud environments we manage. Third parties may also conduct attacks designed to prevent access to critical data or systems through ransomware or temporarily deny customers access to our cloud environments.

We, and our service providers, have experienced and may in the future experience attempts by third parties to identify and exploit software and service vulnerabilities, penetrate or bypass our security measures, and gain unauthorized access to our or our customers' or service providers' cloud environments, networks, and other systems. Security measures that we or our third-party service providers have implemented may not be effective against all current or future security threats. Because there are many different security breach techniques and such techniques continue to evolve, we may be unable to anticipate, detect, or mitigate attempted security breaches and implement adequate preventative measures.

Any security breach, ransomware attack, or successful denial of service attack could result in a loss of customer confidence in the security of our offerings and damage to our brand, reduce the demand for our offerings, disrupt our normal business operations, require us to spend material resources to investigate or correct the breach, require us to notify affected customers or individuals and/or applicable regulators and others, provide identity theft protection services to individuals, expose us to legal liabilities, including litigation, regulatory enforcement actions, and indemnity obligations, and materially adversely affect our revenues and operating results. Our software operates in conjunction with and is dependent on third-party products and components across a broad ecosystem. If there is a security vulnerability in one of these products or components, and if there is a security exploit targeting it, we could face increased costs, liability claims, customer dissatisfaction, reduced revenue, or harm to our reputation or competitive position. Our insurance policies may not be adequate to compensate us for the potential losses arising from any cybersecurity breach or incident. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

These risks will increase as we continue to grow the number and scale of our cloud subscriptions and process, store, and transmit increasingly large amounts of our customers', prospects', vendors', channel partners', and our own data. In particular, as remote working conditions have led businesses to increasingly rely on virtual environments and communication systems, there has been an increase in cyberattacks and other malicious activities.

Risks Related to Our Listed Securities Generally

The market price of our class A common stock has been and may continue to be volatile

The market price of our class A common stock has historically been volatile and this volatility has been significant in recent periods. Since August 11, 2020, the date on which we announced our initial purchase of bitcoin, the closing price of our class A common stock has increased from $12.36 as of August 10, 2020, the last trading day before our announcement, to $133.88 as of February 13, 2026. The market price of our class A common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include, but are not limited to:

- fluctuations in the price of bitcoin, of which we have significant holdings and which we expect to continue to accumulate;

- announcements of significant transactions in bitcoin;

- changes to our bitcoin strategy;

- changes to or failure by us to meet our targets or published guidance for our bitcoin strategy, capital plan, and financial results;

- announcement of additional capital raising transactions;

- regulatory, commercial and technical developments related to bitcoin or the Bitcoin blockchain;

- quarterly variations in our results of operations or those of our competitors;

- announcements by us or our competitors about earnings that are not in line with analyst expectations;

- announcements by us or our competitors of acquisitions, dispositions, new offerings, significant contracts, commercial relationships, or capital commitments;

- our ability to develop, market, and deliver new and enhanced offerings on a timely basis;

- commencement of, or our involvement in, litigation;

- recommendations by securities analysts or changes in earnings estimates and our ability to meet those estimates;

- investor perception of our Company, including as compared to investment vehicles that are designed to track the price of bitcoin, such as spot bitcoin ETPs, and other companies that pursue strategies similar to ours of acquiring bitcoin or other digital assets;

- inclusion or removal of our class A common stock from major stock market indices;

- the volume of shares of our class A common stock and other listed securities available for public sale;

- failure by us to declare dividends on our Preferred Stock in expected amounts or at all;

- adjustments of the regular dividend rate on our STRC Stock in a manner unexpected by investors and analysts;

- sales or purchases of stock by us or by our stockholders and issuances of awards under our equity incentive plan; and

- general economic conditions and slow or negative growth of related markets, including as a result of war, terrorism, infectious diseases, natural disasters and other global events, and government responses to such events.

In addition, the stock market and the markets for both bitcoin-influenced and technology companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies in those markets. In particular, recent trading prices of our class A common stock may reflect market dynamics that are not connected to traditional software and business intelligence industry fundamentals, or to valuation methods commonly associated with operating companies in these industries or with companies engaged predominantly in passive investments in bitcoin or other commodities, such as exchange-traded funds. Our equity market capitalization as of December 31, 2025 is in excess of our stockholders' equity calculated in accordance with U.S. GAAP, and in excess of valuations that might traditionally be expected based on our operating performance, cash flows and net assets. Investors may therefore be unable to assess the value our class A common stock or evaluate the risks of an investment in us using traditional or commonly used enterprise valuation methods. Further, bitcoin is a highly volatile asset and, as a result, the relationship between our equity market capitalization and stockholders' equity has fluctuated and may continue to fluctuate significantly. We cannot predict how these dynamics may evolve over time, or whether or how long they may last. These market and industry factors may significantly harm the market price of our listed securities, regardless of our actual operating performance.

We are currently subject to a class action lawsuit and other proceedings and may be subject to additional proceedings in the future, which could distract our management, harm our reputation and result in substantial costs or judgments against us

We are subject to a putative class action lawsuit (related to the certificate of amendment we filed on July 7, 2025 with the Secretary of State of Delaware to the STRK Stock certificate of designations) in which our board of directors are also defendants (the "Dodge Class Action"). See "Commitments and Contingencies – Shareholder Action" in Note 9 and Note 12, "Redeemable Preferred Stock", of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report for additional information. If the Dodge Class Action is concluded in a manner adverse to us and we ultimately incur substantial costs or damages not covered by our directors' and officers' liability insurance, such an outcome could have a material adverse effect on our financial condition and business. We have also previously been subject to other stockholder actions alleging deficiencies in our disclosure with respect to the anticipated profitability of our bitcoin-focused investment strategy and treasury operations, and the various risks associated with bitcoin's volatility, though such actions were voluntarily dismissed without the payment of any settlement amounts or any adverse judgments against us. The Dodge Class Action (and any other future stockholder litigation matters) could adversely impact our reputation and divert management's attention and resources from other priorities, including the execution of our bitcoin strategy, which could have a material adverse effect on our business.

Because of the rights of our two classes of common stock and because Michael J. Saylor, who beneficially owns the majority of our class B common stock, controls a significant portion of our total voting power, Mr. Saylor has significant influence over matters that require approval of our stockholders and as a result could impede a third party from acquiring us, or limit the ability of our other stockholders to influence corporate matters

We have two classes of common stock: class A common stock and class B common stock. Holders of our class A common stock generally have the same rights as holders of our class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share. As of December 31, 2025, there were 19,640,250 shares of class B common stock outstanding, which accounted for approximately 40.2% of the total voting power of our outstanding common stock. As of December 31, 2025, Mr. Saylor, our Chairman of the Board of Directors and Executive Chairman, beneficially owned 19,616,680 shares of class B common stock, or 40.1% of the total voting power. Accordingly, Mr. Saylor has significant influence over matters that require approval of our stockholders, including mergers, going-private transactions, and other extraordinary transactions and their terms, elections of our directors, and amendments to our certificate of incorporation and by-laws.

Provisions of our charter, by-laws and Delaware law may have anti-takeover effects that could prevent a change in control even if the change in control would be beneficial to our stockholders

Provisions of our charter, by-laws and Delaware law could make it more difficult for a third party to control or acquire us, even if doing so would be beneficial to our stockholders, including our board of directors having the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director and the ability of our board of directors to issue, without stockholder approval, shares of undesignated preferred stock.

Further, as a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

Future sales, or the perception of future sales, of our class A common stock, convertible debt instruments, convertible or non-convertible preferred stock, or other securities could depress the price of our listed securities

We may issue and sell additional shares of class A common stock, convertible debt instruments, convertible or non-convertible preferred stock, or other securities in subsequent offerings to raise capital or issue shares for other purposes, including in connection with the acquisition of additional bitcoin. For example, between January 1, 2026 and February 13, 2026, we issued and sold:

- $0.5 billion of shares of STRC Stock;
- $3.4 million of shares of STRK Stock; and
- $3.6 billion of shares of class A common stock.

On November 4, 2025, we entered into the Omnibus Sales Agreement (the "Omnibus Sales Agreement") with TD Securities (USA) LLC, Barclays Capital Inc., The Benchmark Company, LLC, BTIG, LLC, Canaccord Genuity LLC, Cantor Fitzgerald & Co., Clear Street LLC, Compass Point Research & Trading, LLC, H.C. Wainwright & Co., LLC, Keefe, Bruyette & Woods, Inc., Maxim Group LLC, Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, Santander

US Capital Markets LLC, SG Americas Securities, LLC and TCBI Securities, Inc., doing business as Texas Capital Securities, as sales agents (each an "Agent" and collectively, the "Agents"), pursuant to which we may from time to time through the Agents issue and sell shares of STRF Stock, STRC Stock, STRK Stock, STRD Stock, class A common stock and any additional series of preferred stock as may be designated by us from time to time in the future. The Omnibus Sales Agreement consolidated our previous ATMs for STRF Stock, STRC Stock, STRK Stock, STRD Stock and class A common stock into a single program. As of February 13, 2026, we may issue and sell up to the following amounts under the Omnibus Sales Agreement: $1.6 billion of STRF Stock; $3.5 billion of STRC Stock; $20.3 billion of STRK Stock; $4.0 billion of STRD Stock; and $7.9 billion of class A common stock. See Note 14, At-the-Market Offerings, to the Notes to the Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report, for additional information.

We cannot predict:

- the size of future issuances of equity securities;

- the size and terms of future issuances of convertible debt instruments or other convertible securities; or

- the effect, if any, that future issuances and sales of our securities will have on the market price of our listed securities.

Transactions involving newly issued convertible debt instruments, STRK Stock, class A common stock, other series of convertible preferred stock, or other convertible securities could result in possibly substantial dilution to holders of our class A common stock and securities convertible into our class A common stock, such as our STRK Stock.

Our amended and restated by-laws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, then any other state court located in the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for such disputes with us or our directors, officers or employees

Our amended and restated by-laws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, then any other state court located in the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Company's certificate of incorporation or by-laws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, which provides for exclusive jurisdiction of the federal courts. It could apply, however, to a suit that falls within one or more of the categories enumerated in the choice of forum provision and asserts claims under the Securities Act of 1933, as amended (the "Securities Act"), inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated by-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

If our class A common stock is excluded from, or is otherwise limited in its inclusion or weighting in, major market indices, the trading price and liquidity of our class A common stock and other listed securities could be adversely affected.

Index providers and other benchmark administrators may adopt, modify or interpret eligibility criteria or methodology changes in ways that limit or exclude us from their published indices or benchmarks. Such changes may be made at their discretion and with little or no advance notice or opportunity for consultation. For example, in October 2025, MSCI, Inc. ("MSCI") announced a proposal to exclude from the MSCI Global Investable Market Indexes ("MSCI Indexes") companies whose primary business involves bitcoin or other digital asset treasury activities and whose digital asset holdings represent 50% or more of their total assets, which could have included us. After holding consultations to gather market feedback on its proposal, on January 6, 2026, MSCI announced that it determined not to implement the proposal as part of the February 2026 Index Review, but that it intends to open a broader consultation on the identification and treatment of non-operating companies generally, and that it would apply limits to increases to the number of shares included in the MSCI Indexes for digital asset treasury companies in the interim. If MSCI or any other publisher of major market indices were to exclude us from their indices, or adopt other changes, such as deferring additions or limiting index-related adjustments, index funds, institutional investors, and other holders attempting to track the composition of that index may be required to sell our class A common stock, or acquire less of our class A common stock than they otherwise would, which could materially and adversely impact the price and liquidity of our class A common stock and other listed securities. Such adverse impacts could, in turn, materially and adversely affect our business, financial condition, and results of operations.

Downgrades in our credit ratings could reduce our access to funding sources in the credit and capital markets.

We are currently assigned a corporate credit rating of 'B-' from S&P Global Ratings based on its evaluation of our creditworthiness. Although our corporate credit rating from S&P Global Ratings is currently below investment grade, there can be no assurance that we will not be further downgraded. Credit rating reductions or other negative actions by one or more rating agencies could adversely affect our access to funding sources, the cost and other terms of obtaining funding as well as our overall financial condition, operating results and cash flow.

Risks Related to Our Preferred Stock

In the event of our liquidation, dissolution or winding up, the distribution of assets to our debt and equity holders will be based upon their relative seniority and, depending on the securities you hold, your claim to our assets may be junior to other claims and you may lose some or all of your investment.

If we liquidate, dissolve or wind up, whether voluntarily or involuntarily, then our assets will be available for distribution to our equity holders, including holders of our class A common stock and our Preferred Stock, only if all of our then outstanding indebtedness is first paid in full. The remaining assets, if any, would then be allocated among the holders of our equity securities in accordance with their respective liquidation rights and priorities.

With respect to payments upon our liquidation, dissolution or winding up, our series of Preferred Stock rank, from highest to lowest, as follows: STRF Stock, STRC Stock, STRE Stock, STRK Stock, and STRD Stock, and subject to the availability of assets and the rights of any securities ranking senior, each series of Preferred Stock would be entitled to receive its applicable liquidation preference (and any unpaid accumulated dividends, if applicable), pro rata among holders of that series, in that order, before any payments are made to the class A common stock holders. If we issue any other series of preferred stock in the future that is senior to any existing series of Preferred Stock (any such stock, "liquidation senior stock"), any amounts payable upon our liquidation, dissolution or winding up to liquidation senior stock must be paid in full before any payments may be made to any other series of Preferred Stock that ranks junior to such liquidation senior stock or to the class A common stock. If there are insufficient remaining assets available to pay the full liquidation preference (and any unpaid accumulated dividends, if applicable) on any series of liquidation senior stock, holders of each series of stock that ranks junior to that series of liquidation senior stock will not receive any value for their shares.

As of December 31, 2025, excluding intercompany indebtedness, we had approximately $8.25 billion in aggregate principal amount of consolidated indebtedness outstanding, all of which ranks senior to our Preferred Stock and our common stock.

In addition, our subsidiaries have no obligation to pay any amounts on the Preferred Stock. If any of our subsidiaries liquidate, dissolve or wind up, whether voluntarily or involuntarily, then we, as a direct or indirect common equity owner of any such subsidiaries, will be subject to the prior claims of such subsidiaries' creditors, including trade creditors and preferred equity holders, if any. As a result of this structural subordination, we may not receive any amounts from such subsidiaries, and the assets of such subsidiaries may never be available to make payments on the Preferred Stock.

We may not have sufficient funds to pay dividends in cash on our Preferred Stock, or we may choose not to pay dividends on our Preferred Stock. Additionally, regulatory and contractual restrictions, as well as the terms of our existing or future preferred stock, may prevent us from declaring or paying dividends on some or all series of our Preferred Stock

We currently intend to fund any dividends paid in cash on our Preferred Stock primarily through proceeds from sales of our class A common stock under our ATM. We may also fund such dividends using cash held in our USD Reserve or through additional capital raising activities, including, but not limited to, ATMs of our STRC Stock, STRK Stock, or STRD Stock, as applicable, or other equity or debt financings. However, our ability to declare and pay cash dividends on our Preferred Stock will depend on many factors, including the following:

- our financial condition, including the amount of cash we have in our USD Reserve (which may fluctuate over time);

- the amount of cash, if any, generated by our operations and financing activities (including our ability to raise additional capital from the equity capital markets on favorable terms or at all);

- our anticipated financing needs, including the amounts needed to service our indebtedness or other obligations;

- the degree to which we decide to reinvest any cash generated by our operations or financing activities to fund our future operations;

- the ability of our subsidiaries to distribute funds to us;

- legal or regulatory restrictions on our ability to declare and pay dividends, including under the Delaware General Corporation Law;

- in the case of STRE Stock, prevailing USD-to-Euro currency exchange rates;

- our ability to sell equity securities under ATMs, including our class A common stock to maintain and grow our USD Reserve; and

- contractual restrictions on our ability to pay dividends.

In addition, subject to limited exceptions for each of our STRF Stock and STRK Stock set forth in the applicable certificate of designations, our board of directors or any duly authorized committee thereof may choose not to declare or pay dividends, as applicable, or may pay less than the full amount of dividends, on our Preferred Stock for any reason. If we fail to declare and pay dividends on any series of our Preferred Stock in full, then the value of that series or our other series of Preferred Stock, as well as our class A common stock, will likely decline.

Provisions contained in the instruments governing our future indebtedness may restrict or prohibit us from paying cash dividends on our Preferred Stock. If the terms of our indebtedness restrict or prohibit us from paying dividends, then we may seek to refinance that indebtedness or seek a waiver that would permit the payment of dividends. However, we may be unable or may choose not to refinance the indebtedness or obtain a waiver.

If we issue any dividend senior stock in the future, such dividend senior stock could contain provisions that prohibit us from paying accumulated dividends on our Preferred Stock or common stock, or from purchasing, redeeming or acquiring our Preferred Stock or common stock until and unless we first pay accumulated dividends in full on such dividend senior stock.

Under the Delaware General Corporation Law, we may declare dividends on our Preferred Stock only out of our "surplus" (which generally means our total assets less total liabilities, each measured at their fair market values, less statutory capital), or, if there is no surplus, out of our net profits for the current or the immediately preceding fiscal year. We may not have sufficient surplus or net profits to declare and pay dividends on our Preferred Stock in cash, even if we have cash available in our USD Reserve. Additionally, under Delaware law, a corporation must have funds "legally available" for the payment of the dividends in addition to having the requisite surplus, meaning that the dividend will not cause the corporation to become insolvent or unable to continue as a going concern.

If we are unable or, if permitted, decide not to pay accumulated dividends on our STRK Stock in cash, then we may, but are not obligated, subject to a limited exception, to elect to pay dividends on our STRK Stock in shares of our class A common stock. However, the payment of dividends in shares of our class A common stock will cause dilution to holders of our class A common stock and exposes holders of our STRK Stock to dilution and the risk of fluctuations in the price of our class A common stock. Additionally, even if we choose to pay dividends on our STRK Stock in shares of class A common stock, the number of shares of class A common stock that we are permitted to deliver may be limited by the terms of the STRK Stock, the number of our authorized but unissued shares, stock exchange rules, or other legal or contractual constraints.

If we fail to declare and pay full dividends on our Preferred Stock, then we will be prohibited from paying dividends on our class A common stock and any other junior securities, subject to limited exceptions. Although we do not currently pay dividends on our class A common stock, if we decide to do so in the future, a reduction or elimination of dividends on our class A common stock may cause the trading price of our class A common stock to decline, which, in turn, will likely depress the value of our Preferred Stock.

Our Preferred Stock has only limited voting rights

Our Preferred Stock confers no voting rights except with respect to certain dividend arrearages, certain amendments to the terms of our Preferred Stock, and certain other limited circumstances, and except as required by the Delaware General Corporation Law. For example, holders of our Preferred Stock, as such, do not have the right to vote in the general election of our directors, although holders of our STRF Stock and STRK Stock, as applicable, will have a limited right, voting together with holders of any voting parity stock, if any, with similar voting rights regarding the election of directors upon a failure to pay dividends on each of our STRF Stock and STRK Stock, as applicable, which similar voting rights are then exercisable, to elect one director upon the occurrence of each of the following events: (i) if less than the full amount of accumulated and unpaid regular dividends on the outstanding STRF Stock and STRK Stock, as applicable, have been declared and paid in respect of each of four or more consecutive regular dividend payment dates; and (ii) if less than the full amount of accumulated and unpaid regular dividends on the outstanding STRF Stock and STRK Stock, as applicable, have been declared and paid in respect of eight or more consecutive regular dividend payment dates. Our STRC Stock, STRE Stock and STRD Stock do not have any additional voting rights upon non-payment of dividends, such as the right to elect any directors. Accordingly, the voting provisions of our Preferred Stock may not afford meaningful protections. Additionally, holding STRK Stock does not confer the right to vote on an as-converted basis with holders of our class A common stock on matters on which our class A common stockholders are entitled to vote.

Without the consent of any holder of our Preferred Stock or class A common stock, we may issue preferred stock in the future that ranks equally with our STRF Stock and equally with or senior to our STRC Stock, STRE Stock, STRK Stock or STRD Stock with respect to dividends and liquidation rights, which may adversely affect the rights of holders of our existing series of Preferred Stock and our class A common stock

Without the consent of any holder of Preferred Stock or class A common stock, we may authorize and issue preferred stock (including additional STRF Stock) that ranks equally with STRF Stock with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up. In addition, without the consent of any holder of our STRC Stock, STRE Stock, STRK Stock, STRD Stock or class A common stock, we may authorize and issue preferred stock (including additional shares of our existing Preferred Stock) that ranks equally with or senior to our STRC Stock, STRE Stock, STRK Stock and STRD Stock with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up. If we issue any such preferred stock in the future, the rights of holders of our Preferred Stock and our class A common stock will be diluted and the value of our Preferred Stock and class A common stock may decline. For example, if we issue any preferred stock that is senior to STRC Stock, STRE Stock, STRK Stock or STRD Stock in the future, such preferred stock could contain provisions that prohibit us from paying dividends on our STRC Stock, STRE Stock, STRK Stock or STRD Stock or purchasing, redeeming or acquiring our STRC Stock, STRE Stock, STRK Stock or STRD Stock until and unless we first pay accumulated dividends in full on such preferred stock. The issuance of any preferred stock in the future would also have the effect of further subordinating our class A common stock.

Holders of our Preferred Stock may be treated as receiving deemed distributions and holders of STRK Stock may receive distributions paid in class A common stock, and consequently may be subject to tax with respect to our Preferred Stock under certain circumstances even though no corresponding distribution of cash has been made

Under Section 305 of the Internal Revenue Code of 1986, as amended (the "Code"), holders of our Preferred Stock may be treated as receiving a deemed distribution on our Preferred Stock under certain circumstances, including (i) an increase in the liquidation preference of our Preferred Stock, (ii) if our Preferred Stock is issued at a discount or (iii) in the case of STRC Stock, if we can call STRC Stock at a price above its issue price. The liquidation preference of the Preferred Stock is subject to adjustment in the manner described in the applicable certificate of designations, which adjustments may give rise to a deemed distribution to holders of Preferred Stock. See "Commitments and Contingencies – Shareholder Action" in Note 9 and Note 12, "Redeemable Preferred Stock", of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report for additional information. In addition, if our board of directors does not declare a dividend on our STRF Stock, STRC Stock, STRE Stock, or STRK Stock in respect of any dividend period before the related dividend payment date, the deferred dividend may be treated as an increase in the liquidation preference of our STRF Stock, STRC Stock, STRE Stock or STRK Stock that could give rise to a deemed dividend to holders of STRF Stock, STRC Stock, STRE Stock or STRK Stock. Although the matter is not entirely clear, we believe any deferred dividend on our STRF Stock, STRC Stock, STRE Stock or STRK Stock, any discount on our Preferred Stock, any adjustment of the liquidation preference of the Preferred Stock in accordance with their applicable terms, and, in the case of STRC Stock, any call premium, should not be treated as giving rise to a deemed distribution on our Preferred Stock. However, there is no assurance that the IRS or an applicable withholding agent will not take a contrary position.

In addition, the conversion rate of our STRK Stock is subject to adjustment in certain circumstances. If and to the extent that certain adjustments in the conversion rate (or failures to adjust the conversion rate) increase the proportionate interest of a holder of our STRK Stock in our assets or earnings and profits, the holder of our STRK Stock may be deemed to have received for U.S. federal income tax purposes a deemed distribution without the receipt of any cash or property.

Furthermore, upon a conversion of our STRK Stock into shares of our class A common stock, depending on the circumstances, any class A common stock received in respect of any deferred and unpaid dividend (and any dividend that has been declared and not yet paid as well as any accrued but unpaid dividend in the then-current dividend period) could be treated as a deemed distribution for U.S. federal income tax purposes.

Any deemed distribution on our Preferred Stock or any distribution to holders of our STRK Stock that is paid in shares of our class A common stock will generally be taxable to the same extent as a cash distribution. In addition, for any holder of our Preferred Stock that is a non-U.S. holder, any deemed distribution or non-cash distribution could be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty. Because deemed distributions or non-cash distributions received by a holder of our Preferred Stock would not give rise to any cash from which any applicable withholding tax could be satisfied, if we (or an applicable withholding agent) pay withholding (including backup withholding) on behalf of a holder of our Preferred Stock, we (or an applicable withholding agent) may set off any such payment against, or withhold such taxes from, payments of cash or, in the case of our STRK Stock, delivery of shares of our class A common stock to such holder of our Preferred Stock (or, in some circumstances, any payments on our class A common stock) or sales proceeds received by, or other funds or assets of, such holder of our Preferred Stock, or require alternative arrangements with respect to such withholding taxes (e.g., in the case of our STRK Stock, deposit for taxes prior to delivery of any dividend in the form of class A common stock or of conversion consideration).

The application of the rules under Section 305 of the Code to our Preferred Stock is uncertain, and holders of our Preferred Stock should consult their tax advisors about the impact of these rules in their particular situations.

U.S. holders of our Preferred Stock may not be entitled to the dividends-received deduction or preferential tax rates applicable to qualified dividend income and non-U.S. holders may be subject to U.S. federal withholding tax on dividends or deemed dividends on our Preferred Stock

Distributions paid to corporate U.S. holders of our Preferred Stock may be eligible for the dividends-received deduction and distributions paid to non-corporate U.S. holders of our Preferred Stock may be subject to tax at the preferential tax rates applicable to "qualified dividend income" if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes and certain holding period and other requirements are met. We do not have any current or accumulated earnings and profits, and do not expect to generate current earnings and profits in the current year or the foreseeable future. Accordingly, distributions on our Preferred Stock are generally not expected to qualify as dividends for U.S. federal income tax purposes in the current year or the foreseeable future.

Distributions to non-U.S. holders of our Preferred Stock that are not treated as being made out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, are potentially exempt from U.S. withholding tax, subject to backup withholding and the Foreign Account Tax Compliance Act rules. However, it is possible that a withholding agent may elect to withhold on the entire amount of such distributions, in which case any amounts withheld may be allowed as a refund or credit to the non-U.S. holder, provided the required information is timely furnished to the IRS. We do not have any accumulated earnings and profits, and do not expect to generate current earnings and profits in the current year or the foreseeable future. However, as described above, a withholding agent may still elect to withhold U.S. withholding tax. If a withholding agent withholds from distributions any U.S. withholding tax at a rate in excess of a rate for which a non-U.S. holder is otherwise eligible, the non-U.S. holder may be able to obtain a refund of or credit for any amounts withheld in excess of the applicable rate by timely filing a refund claim with the IRS. If any distributions on our Preferred Stock are not exempt from U.S. withholding tax because of any current or accumulated earnings and profits, the market value of our Preferred Stock may decline.

We intend to provide public notice to the holders of our Preferred Stock to the extent that the distributions on our Preferred Stock are not treated as being made out of our current or accumulated earnings and profits. However, our expectations on earnings and profits may change, and any such change could affect the U.S. federal income tax treatment of the distributions. Holders of our Preferred Stock are encouraged to consult with their tax advisors regarding the implications of our current or accumulated earnings and profits for U.S. federal income tax purposes.

The tax rules applicable to "fast-pay stock" could result in adverse consequences to holders of our Preferred Stock

Under Treasury Regulations promulgated under Section 7701(l) of the Code (the "Fast-Pay Stock Regulations"), if stock of a corporation is structured such that dividends paid with respect to the stock are economically (in whole or in part) a return of the stockholder's investment (rather than a return on the stockholder's investment), then the stock is characterized as "fast-pay stock" and is subject to adverse tax reporting requirements and potentially penalties, as described below. In addition, under the Fast-Pay Stock Regulations, unless clearly demonstrated otherwise, stock is presumed to be fast-pay stock if it is structured to have a dividend that is reasonably expected to decline (as opposed to a dividend rate that is reasonably expected to fluctuate or remain constant) (for such purpose, the dividend rate may be viewed as reasonably expected to decline if we are reasonably expected to stop paying regular dividends on our Preferred Stock, if the maximum compounded dividend rate (as defined in the certificate of designations for STRF Stock, the "Compounded STRF Dividend Rate") is in effect with respect to STRF Stock, if we are reasonably expected to reduce the monthly regular dividend rate over a meaningful time period with respect to STRC Stock or the maximum compounded dividend rate (as such term is defined in the certificate of designations for STRE Stock, the "Compounded STRE Dividend Rate") is in effect with respect to STRE Stock) or is issued for an amount that exceeds (by more than a de minimis amount, as determined under applicable Treasury Regulations) the amount at which the stockholder can be compelled to dispose of the stock. It is not clear what amount would constitute "de minimis" in the case of stock with a perpetual term.

The determination of whether stock is fast-pay stock is based on all the facts and circumstances. To determine if it is fast-pay stock, stock is examined when issued, and, for stock that is not fast-pay stock when issued, when there is a significant modification in the terms of the stock or the related agreements or a significant change in the relevant facts and circumstances. The relevant tax regulations do not indicate the types of significant changes in facts and circumstances that are intended to give rise to such a determination, and therefore it is possible that such a change could arise when, for example, a Compounded STRF Dividend Rate becomes in effect with respect to STRF Stock or a Compounded STRE Dividend Rate becomes in effect with respect to STRE Stock or there is a change to the terms of our optional redemption right with respect to STRC Stock.

We do not believe that our previously issued Preferred Stock is fast-pay stock.

We may issue additional shares of our Preferred Stock (or resell any shares that we or any of our subsidiaries have purchased or otherwise acquired) (such additional or resold shares, the "Additional Shares"). We do not intend to issue any Additional Shares that would be treated as fast-pay stock. Moreover, we intend to obtain advice of counsel in connection with future offerings of Additional Shares for the purpose of analyzing the consequences of issuing such Additional Shares in light of any legal developments regarding the definition of fast-pay stock. It is possible, however, that Additional Shares may be issued at a premium above their liquidation preference. As the liquidation preference of the Preferred Stock is subject to adjustment in the manner described in the applicable certificate of designations, and based on the expected overall circumstances of an offering of Additional Shares of STRK Stock, it is generally not expected that the Additional Shares of Preferred Stock would be issued at such a level of premium above their liquidation preference at the time of sale of such Additional Shares so as to implicate the fast-pay stock rules. See "Commitments and Contingencies – Shareholder Action" in Note 9 and Note 12, "Redeemable Preferred Stock", of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K for additional information. In addition, with respect to STRC Stock, we do not intend to adjust its regular dividend rate in a manner that would cause STRC Stock to be treated as fast-pay stock. Any adjustment to STRC Stock's regular dividend rate is expected to be consistent with our current intention to maintain STRC Stock's trading price at or close to its stated amount of $100 per share, and therefore STRC Stock's dividend rate is generally expected to fluctuate over time. Nonetheless, there may be increased risk that the IRS could assert that such Additional Shares constitute fast-pay stock.

Transactions involving fast-pay stock arrangements are treated as "listed transactions" for U.S. federal income tax purposes. Issuers and holders of any shares of fast-pay stock would be required to report their participation in the transaction on IRS Form 8886 on an annual basis with their U.S. federal income tax returns and would also be required to mail a copy of that form to the IRS Office of Tax Shelter Analysis. Failure to comply with those disclosure requirements could result in the assessment by the IRS of interest, additions to tax and onerous penalties. In addition, an accuracy-related penalty applies under the Code to any reportable transaction understatement attributable to a listed transaction if a significant purpose of the transaction is the avoidance or evasion of U.S. federal income tax. Furthermore, certain material advisors would also be required to file a disclosure statement with the IRS. If we determine that we are required to file an IRS Form 8886 (including a protective filing) in connection with the potential issuance of fast-pay stock with respect to our previously issued Preferred Stock or Additional Shares, we intend to provide public notice to the holders of our previously issued Preferred Stock or Additional Shares, as applicable, which notice may be by a press release, by publication on our investor relations website, or by filing a current report on Form 8-K with the SEC.

Notwithstanding our intent not to issue Additional Shares that would be fast-pay stock, the rules regarding the definition of fast-pay stock are unclear in certain respects and, therefore, the IRS could disagree with our determination and treat such Additional Shares as fast-pay stock. In addition, even though we believe that our previously issued Preferred Stock is not fast-pay stock, treatment of the Additional Shares as fast-pay stock could result in adverse consequences to holders of our previously issued Preferred Stock because such Additional Shares may be indistinguishable from our previously issued Preferred Stock. See "—A future issuance of Additional Shares could have an adverse tax profile, which could subject holders of our previously issued Preferred Stock to adverse consequences" below.

Accordingly, holders of our Preferred Stock are strongly urged to consult their tax advisors regarding the Fast-Pay Stock Regulations and their potential consequences to an investment in our Preferred Stock.

A future issuance of Additional Shares could have an adverse tax profile, which could subject holders of our previously issued Preferred Stock to adverse consequences

If we issue Additional Shares that have a different, and potentially adverse, tax profile or treatment for U.S. federal income tax purposes from our previously issued Preferred Stock, since such Additional Shares would trade under the same CUSIP (or, in the case of STRE Stock, ISIN) or other identifying number as that of our previously issued STRF Stock, STRC Stock, STRE Stock, STRK Stock or STRD Stock, as applicable, our previously issued Preferred Stock may be treated by subsequent purchasers, withholding agents and potentially the IRS as having the same profile or treatment as such Additional Shares if our previously issued Preferred Stock is not otherwise distinguishable from the Additional Shares.

For example, notwithstanding our intent not to issue any Additional Shares that are fast-pay stock, the IRS could assert that such Additional Shares constitute fast-pay stock, particularly, with respect to Additional Shares of STRK Stock, if they are issued at a premium to their liquidation preference. See "—The tax rules applicable to "fast-pay stock" could result in adverse consequences to holders of our Preferred Stock" above.

Furthermore, if any Additional Shares are issued at a price that exceeds their liquidation preference, such Additional Shares would constitute "disqualified preferred stock" within the meaning of Section 1059(f)(2) of the Code and any corporate U.S. holder generally will be required to reduce its tax basis (but not below zero) in our Preferred Stock by the amount of any dividends-received deduction it receives. The liquidation preference of our Preferred Stock is subject to adjustment in the manner described in the applicable certificate of designations, which adjustment may be taken into account for purposes of disqualified preferred stock determination. See "Commitments and Contingencies – Shareholder Action" in Note 9 and Note 12, "Redeemable Preferred Stock", of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report on Form 10-K for additional information. If Additional Shares issued are considered disqualified preferred stock, our previously issued Preferred Stock could also be subject to the same treatment as a practical matter due to fungible trading.

If any Additional Shares are sold at a discount (or at a discount that exceeds the discount that applies to our previously issued Preferred Stock), such Additional Shares may be subject to U.S. tax rules (which are similar to the rules governing original issue discount for debt instruments) that require the accrual of such discount (or such greater discount) over the deemed term of the Additional Shares. In that event, the IRS or a withholding agent may treat any such discount as resulting in deemed distributions, which may be taxable before receipt of any cash payments attributable to such discount with respect to our previously issued Preferred Stock and such Additional Shares.

Because the IRS or other parties (such as withholding agents) may not be able to distinguish our Preferred Stock offered or resold from time to time, a holder of our Preferred Stock might be subject to adverse tax consequences or might be required to demonstrate to the IRS (or such other parties) that the holder purchased our Preferred Stock in a specific offering to which those adverse tax consequences did not apply. Moreover, any adverse tax consequences as described above in connection with the future issuance of Additional Shares may adversely affect the trading price of our Preferred Stock.

Provisions of our Preferred Stock could delay or prevent an otherwise beneficial takeover of us

Certain provisions in our Preferred Stock could make a third-party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a fundamental change, then, subject to certain exceptions, holders of our Preferred Stock will have the right to require us to repurchase their Preferred Stock for cash. These fundamental change provisions could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, including in a transaction that holders of our Preferred Stock or holders of our class A common stock may view as favorable.

The accounting method for our Preferred Stock may result in lower reported net earnings attributable to common stockholders and lower reported diluted earnings per share

The accounting method for reflecting the conversion and other provisions of our Preferred Stock in our financial statements may adversely affect our reported earnings. Applicable accounting standards require us to separately account for certain redemption features associated with our Preferred Stock as embedded derivatives. Under this treatment, any embedded derivatives are measured at its fair value and accounted for separately as liabilities that are marked to market at the end of each reporting period. For each financial statement period after the issuance of the preferred stock, a gain or loss would be reported in our statement of operations to the extent the valuation of any of the embedded derivatives changes from the previous period. This accounting treatment may subject our reported net income (loss) to significant non-cash volatility. In addition, the if-converted method applies to reflect our STRK Stock in the calculation of our diluted earnings per share. Under this method, diluted earnings per share is calculated assuming that our STRK Stock is converted at the beginning of the reporting period (or, if later, the time our STRK Stock is issued). However, this calculation is not made if reflecting our STRK Stock in diluted earnings per share in this manner is anti-dilutive. Accordingly, the application of the if-converted method to our STRK Stock may result in lower reported diluted earnings per share.

In addition, accounting standards may change in the future. Accordingly, we may account for our Preferred Stock in a manner that is significantly different than described above.

Our right to unilaterally reduce the regular dividend rate of STRC Stock could cause STRC Stock to accumulate dividends at rates that are below those of otherwise comparable instruments, could cause the trading price or value of STRC Stock to decrease, and could otherwise significantly harm investors

STRC Stock accumulates cumulative regular dividends on the stated amount thereof at a variable rate per annum equal to the monthly regular dividend rate per annum then in effect. The monthly regular dividend rate per annum was initially set at 9.00%. However, we have the right, in our sole and absolute discretion, to adjust the monthly regular dividend rate per annum that applies to each regular dividend period that begins after the first regular dividend period. For example, most recently, on January 31, 2026, we announced an increase to the monthly regular dividend rate per annum on STRC Stock from 11.00% to 11.25% effective for monthly periods commencing on or after February 1, 2026. Our right to adjust the monthly regular dividend rate per annum is subject to certain restrictions. For example, we are not permitted to reduce the monthly regular dividend rate per annum that will apply to any regular dividend period (i) by more than the following amount from the monthly regular dividend rate per annum applicable to the prior regular dividend period: the sum of (1) 25 basis points; and (2) the excess, if any, of (x) the monthly SOFR per annum on the first business day of such prior regular dividend period, over (y) the minimum of the monthly SOFR per annum rates that occur on the business days during the period from, and including, the first business day of such prior regular dividend period to, and including, the last business day of such prior regular dividend period; or (ii) to a monthly regular dividend rate per annum that is less than the monthly SOFR per annum in effect on the business day before we provide notice of the next regular dividend rate. In addition, we are not entitled to reduce the monthly regular dividend rate per annum of STRC Stock unless, at the time we provide the related notice of the adjustment, all accumulated regular dividends, if any, on the STRC Stock then outstanding for all prior completed regular dividend periods, if any, have been paid in full (or have been declared in full and consideration in kind and amount that is sufficient, in accordance with the certificate of designations, to pay such accumulated regular dividends, is set aside for the benefit of the preferred stockholders entitled thereto).

Our current intention, which is subject to change in our sole and absolute discretion, is to adjust the monthly regular dividend rate per annum in such a manner as we believe will maintain STRC Stock's trading price at or close to its stated amount of $100 per share. We may, at any time in our sole and absolute discretion, and without the consent of any holder of STRC Stock, choose to reduce the monthly regular dividend rate per annum to the maximum extent permitted by the terms of STRC Stock, without regard to the impact that reduction may have on the trading price or value of STRC Stock. If we reduce the monthly regular dividend rate per annum, then the trading price or value of STRC Stock could decrease significantly. If you hold STRC Stock at the time of such a decrease, the value of your investment could materially depreciate, and you may not be able to resell your STRC Stock at favorable prices, if at all. Moreover, the mere existence of our right to unilaterally reduce the monthly regular dividend rate per annum could, in itself, and without any actual reduction in the monthly regular dividend rate per annum, cause STRC Stock to trade at prices below those that may otherwise be expected.

Notwithstanding the limitations on our ability to reduce the monthly regular dividend rate per annum, the trading price of STRC Stock could decline significantly if, for example, we reduce the dividend rate in successive regular dividend periods, or there is a market expectation that we do so. Further, consecutive monthly reductions of the regular dividends rate on STRC Stock may cause the regular dividend rate on STRC Stock to be viewed as reasonably expected to decline, which could result in adverse consequences to holders of STRC Stock. See "—The tax rules applicable to "fast-pay stock" could result in adverse consequences to holders of our Preferred Stock" above. If we reduce the monthly regular dividend rate per annum to the minimum dividend rate of the monthly SOFR per annum, and the monthly SOFR per annum thereafter increases, we will have no obligation to increase the monthly regular dividend rate per annum to the new monthly SOFR per annum. Moreover, SOFR has a limited history, and its future performance cannot be predicted.

Despite our current intention, which is to adjust the monthly regular dividend rate per annum in such a manner as we believe will maintain STRC Stock's trading price at or close to its stated amount of $100 per share, since we are permitted to exercise our right to adjust the monthly regular dividend rate per annum for any reason, the trading price of STRC Stock could be significantly volatile. For example, we could choose to adjust the monthly regular dividend rate per annum for reasons not directly related to the fair market value of our bitcoin holdings, the credit spreads on our other debt and preferred stock instruments, or the interest rate environment. Accordingly, the trading profile of our STRC Stock could be significantly different than that of our other securities or other securities with variable dividend or interest rate features.

Increased volatility could harm investors by, for example, causing wide fluctuations in the implied yield of the STRC Stock and otherwise increasing the uncertainty regarding the price at which investors may resell their STRC Stock, if at all.

Certain provisions of STRC Stock are intended to protect investors in the event we fail to declare and pay regular dividends on STRC Stock. These provisions include restrictions on our ability to make payments on, or engage in certain other transactions relating to, other classes of our capital stock that rank junior to, or on parity with, STRC Stock. Our ability to reduce the monthly regular dividend rate per annum could cause these provisions to be inadequate to protect investors. For example, we could reduce the monthly regular dividend rate per annum to a sufficiently low rate that permits us to pay all accumulated regular dividends and avoid invoking the protective measures of these provisions.

We may be unsuccessful in achieving, or may abandon, our current intention of adjusting the regular dividend rate on our STRC Stock in such a manner as we believe (in our sole and absolute judgment) would be designed to cause STRC Stock to trade at prices, or otherwise have a value, near its stated amount of $100 per share

Our current intention, which is subject to change in our sole and absolute discretion, is to adjust the monthly regular dividend rate per annum on our STRC Stock in such a manner as we believe will maintain STRC Stock's trading price at or close to its stated amount of $100 per share. However, we have no obligation to do so, and even if we attempt to achieve our current stated intent, any adjustments we make to the monthly regular dividend rate per annum, or any other actions we take, may fail to achieve or maintain the trading price or value of STRC Stock near $100 per share. For example, if STRC Stock is trading at a price per share above $100 and we reduce the monthly regular dividend rate per annum with the goal of decreasing the trading price per share of STRC Stock to $100, such reduction may cause the trading price of STRC Stock to decrease by a greater amount than we anticipate, such that the trading price per share of STRC Stock may decrease below $100. Similarity, if STRC Stock is trading at a price per share below $100 and we increase the monthly regular dividend rate per annum with the goal of increasing the trading price per share of STRC Stock to $100, such increase may cause the trading price of STRC Stock to increase by a lesser amount than we anticipate, such that the trading price per share of STRC Stock may remain below $100.

Further, for any additional shares of STRC Stock that we issue under the ATM of STRC Stock, our current intention (which is subject to change in our sole and absolute discretion) is to issue any such shares of STRC Stock at a price per share not less than $99 or more than $101. However, we may issue any additional shares of STRC Stock at any price we choose.

Like any other security, the trading price or value of STRC Stock will depend on a wide range of factors, including those described elsewhere in Part I, Item IA "Risk Factors" of this Annual Report, many of which are beyond our control. While we expect that the dividend rate on STRC Stock will directly impact its trading price or value, there are many other factors that could have equal or more significant impacts. Any adjustment we make to the monthly regular dividend rate per annum of STRC Stock that is designed to achieve a specified trading price or value will, necessarily, be based on assumptions regarding those other factors. These assumptions will always be inaccurate or incomplete to some degree, and potentially to a material extent. Moreover, even if such an adjustment initially achieves a specified trading price or value, the trading price or value may fluctuate significantly throughout the relevant regular dividend period before we have an opportunity to adjust the monthly regular dividend rate per annum for the next regular dividend period.

Importantly, the mere existence of our right to unilaterally adjust the monthly regular dividend rate per annum will impact the trading price and value of STRC Stock. Specifically, we expect the trading price of STRC Stock at any time to reflect the market's expectations at that time regarding how we will exercise this right in the foreseeable future. Comments we make regarding our intentions regarding the adjustment of the monthly regular dividend rate per annum could also impact the trading price and value of STRC Stock. Modeling the impact of market expectations on the trading price of STRC Stock may be impossible. For example, if we increase, or announce an intention to increase, the monthly regular dividend rate per annum, then the trading price of STRC Stock may in fact decrease if the market expected us to make a larger increase.

From time to time, we may publicly disclose our expected policies regarding adjustments to the monthly regular dividend rate per annum of STRC Stock. These disclosures may include specific numerical frameworks setting forth the amount of any change to the monthly regular dividend rate per annum that we intend to make based on the trading price of STRC Stock or other metrics. In all cases, these disclosures refer only to our current intent as of the time of the applicable disclosure; they are neither a guarantee that STRC Stock will trade at a specified price in response to any changes to the monthly regular dividend rate per annum, nor a guarantee that we will make any specific adjustment to the monthly regular dividend rate per annum. Moreover, we are free to abandon our stated intent, as described above, or any policies or frameworks that we may subsequently disclose publicly, at any time in our sole and absolute discretion and without the consent of any preferred stockholder. See "—Our right to unilaterally reduce the regular dividend rate of STRC Stock could cause STRC Stock to accumulate dividends at rates that are below those of otherwise comparable instruments, could cause the trading price or value of STRC Stock to decrease, and could otherwise significantly harm investors" above.

Currency exchange rate fluctuations and Euro-related risks may adversely affect our ability to pay regular dividends on, and the value of, the STRE Stock

Subject to a limited exception (described in the certificate of designations of the STRE Stock), dividends and other payments on the STRE Stock, including any liquidation preference, will be made in Euros. We do not hold an "EUR Reserve" similar to our USD Reserve to pay dividends on the STRE Stock. Because we expect to convert U.S. dollar cash balances into Euros to make such payments, our ability to pay dividends on the STRE Stock depends on prevailing currency exchange rates, which have historically been volatile. An appreciation of the Euro against the U.S. dollar could significantly increase the cost of making payments on the STRE Stock and may limit our ability to declare and pay dividends in full.

In addition, if the Euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or ceases to be used by member states of the European Monetary Union that have adopted the Euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the STRE Stock will be made in U.S. dollars until the Euro is again available to us or so used. In such circumstances, amounts payable on the STRE Stock in Euros will be converted into U.S. Dollars on the basis of the then most recently available market exchange rate. Such rate may be materially less favorable than the rate in effect at the time the STRE Stock was issued or as would be determined by applicable law.

Further, investors whose functional currency is not the Euro are exposed to factors beyond our control which could reduce such investors' returns or result in losses, including exchange rate fluctuations, foreign exchange controls, and related economic, financial, and political risks.

These risks could materially adversely affect the value of the STRE Stock, and investors may lose a significant portion of their investment.

Because the STRE Stock is held by or on behalf of Euroclear and Clearstream in book-entry form, holders of the STRE Stock must rely on their procedures for transfer, payment and communication with the issuer and to exercise their rights and remedies

The STRE Stock was issued in the form of one or more "global certificates" deposited with, or on behalf of a common depositary, and registered in the name of a nominee of the common depositary, for, and in respect of interests held through Euroclear and Clearstream (which we refer to collectively as the "ICSDs"). Beneficial interests in shares represented by global certificates are shown on, and transfers of global certificates are effected only through, the records maintained by the ICSDs. Except in limited circumstances, we do not issue physical certificates representing the STRE Stock.

Accordingly, beneficial owners of the STRE Stock may not be considered holders of record. Instead, the nominee of the common depositary for Euroclear and Clearstream will be the sole holder of record for beneficial interests in shares represented by global certificates. Payments of cash dividends and other cash amounts on global certificates will be made to the paying agent, who will remit the payments to Euroclear and Clearstream for distribution to their accountholders.

Furthermore, owners of beneficial interests in shares represented by global certificates will not have the direct right to act on our solicitations for consents or requests for waivers or other actions from holders of the STRE Stock. Such owners may act only through proxies from Euroclear and Clearstream or, if applicable, a Euroclear or Clearstream participant. Such proxy procedures may not be sufficient to enable owners of beneficial interests in shares represented by global certificates to exercise voting rights on a timely basis.

In addition, pursuant to SEC rules and regulations, Euroclear and Clearstream do not provide settlement services to any direct participant in the ICSDs having a U.S. residence, including, without limitation, U.S. banks, SEC- registered broker-dealer (even if such broker-dealer does not have a U.S. residence), and foreign branches of U.S. banks or U.S. registered broker-dealers. This restriction may limit the ability of certain investors to hold or transfer STRE Stock unless they can access a non-U.S. custody provider, which may have a negative impact on trading activity and limit liquidity in the STRE Stock.

The limited trading market for STRE Stock listed on the Luxembourg Stock Exchange's Euro MTF may adversely affect its liquidity and trading price

STRE Stock is admitted to trading on the Luxembourg Stock Exchange's Euro MTF, an exchange with limited trading volumes in equity securities compared to our other securities listed on Nasdaq. As a result, there is reduced liquidity and less extensive and timely price information available for investors transacting on the Euro MTF. As a result, the trading price of STRE Stock may deviate meaningfully from the prices at which other similar equity securities trade on Nasdaq or from the prices implied by broader market conditions.

Future sales or other dilution of our class A common stock, including other equity-related securities, could dilute our existing stockholders or otherwise depress the market price of our class A common stock and the value of our STRK Stock

Future sales of our class A common stock in the public market, or the perception that such sales could occur, or the issuance of class A common stock upon the conversion of our STRK Stock could negatively impact the market price of our class A common stock, and, accordingly, the value of our STRK Stock. The terms of our Preferred Stock do not restrict our ability to issue additional STRK Stock, class A common stock or other equity-related securities in the future. Future sales or issuances of class A common stock, STRK Stock or other equity-related securities could be dilutive to holders of our class A common stock and STRK Stock and could adversely affect their voting and other rights and economic interests. If we issue additional shares of our STRK Stock, shares of class A common stock (including as payment for regular dividends on our STRK Stock), or other equity-related securities, the price of our class A common stock and the value of our STRK Stock may decline. We cannot predict the size of future issuances of our class A common stock or other securities or the effect, if any, that the issuance of our STRK Stock, and future sales and issuances of our class A common stock and other securities would have on the market price of our class A common stock and the value of our STRK Stock.

In addition, the existence of our STRK Stock may encourage short selling by market participants because the conversion of our STRK Stock could be used to satisfy short positions, or anticipated conversion of our STRK Stock into shares of class A common stock could depress the price of our class A common stock. The sale or the availability for sale of a large number of shares of class A common stock in the public market could cause the market price of our class A common stock to decline.

Not all events that may adversely affect the value of our STRK Stock and our class A common stock will result in an adjustment to the conversion rate of our STRK Stock

The conversion rate of our STRK Stock is subject to adjustment for certain events, including:

- certain stock dividends, splits and combinations;

- the issuance of certain rights, options or warrants to holders of our class A common stock;

- certain distributions of assets, debt securities, capital stock or other property to holders of our class A common stock;

- cash dividends on our class A common stock; and

- certain tender or exchange offers.

We are not required to adjust the conversion rate for other events, such as third-party tender offers or an issuance of class A common stock (or securities exercisable for, or convertible into, class A common stock) for cash, that may adversely affect the value of our STRK Stock and the trading price of our class A common stock. An event may occur that adversely affects the value of our STRK Stock and the trading price of the underlying shares of our class A common stock but that does not result in an adjustment to the conversion rate.

Certain events that can significantly reduce, or eliminate entirely, the option value of the conversion right of our STRK Stock will not require an adjustment to the conversion rate. For example, if we are party to a business combination transaction pursuant to which our class A common stock is acquired solely for cash, then, our STRK Stock will become convertible solely into cash, which will eliminate the time value, and may harm the option value, of the conversion right of our STRK Stock. Similarly, a de-listing of our class A common stock will likely severely reduce the liquidity of the market for our class A common stock and the volatility of the trading price of our class A common stock, which, in turn, will likely reduce the option value of the conversion right of our STRK Stock significantly. None of these, or certain other, events will, in themselves, require an adjustment to the conversion rate to compensate holders of STRK Stock for their lost option value.

Many convertible instruments contain "make-whole" provisions that adjust the conversion rate in a manner that is designed to compensate investors for lost option value upon the occurrence of specified events. Our STRK Stock does not contain such a provision. Accordingly, we may engage in transactions that significantly reduce the option value of the conversion right of our STRK Stock without a corresponding adjustment to the conversion rate.

Recent and future regulatory actions, changes in market conditions and other events may adversely affect the trading price and liquidity of our STRK Stock and the ability of investors to implement a convertible arbitrage trading strategy

We expect that holders of our STRK Stock may seek to employ a convertible arbitrage strategy. Under this strategy, investors typically sell short a certain number of shares of our class A common stock and adjust their short position over time while they continue to hold our STRK Stock. Investors may also implement this type of strategy by entering into swaps on our class A common stock in lieu of, or in addition to, short selling shares of our class A common stock.

The SEC and other regulatory authorities have implemented various rules and taken certain actions, and may in the future adopt additional rules and take other actions, that may impact those engaging in short selling activity involving equity securities (including our class A common stock). These rules and actions include Rule 201 of SEC Regulation SHO, the adoption by the Financial Industry Regulatory Authority, Inc., and the national securities exchanges of a "limit up-limit down" program, the imposition of market-wide circuit breakers that halt trading of securities for certain periods following specific market declines, and the implementation of certain regulatory reforms required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Any governmental or regulatory action that restricts investors' ability to effect short sales of our class A common stock or enter into equity swaps on our class A common stock could depress the trading price of, and the liquidity of the market for, our STRK Stock.

In addition, the liquidity of the market for our class A common stock and other market conditions could deteriorate, which could reduce, or eliminate entirely, the number of shares available for lending in connection with short sale transactions and the number of counterparties willing to enter into an equity swap on our class A common stock with an investor of our STRK Stock. These and other market events could make implementing a convertible arbitrage strategy prohibitively expensive or infeasible. If investors seeking to employ a convertible arbitrage strategy are unable to do so on commercial terms, or at all, then the trading price of, and the liquidity of the market for, our STRK Stock may significantly decline.

Holding STRK Stock does not, in itself, confer any rights with respect to our class A common stock

Holding STRK Stock does not confer any rights with respect to our class A common stock (including the voting rights of, and rights to receive any dividends or other distributions on, our class A common stock). However, holders of our STRK Stock are subject to all changes affecting our class A common stock to the extent the value of our STRK Stock depends on the market price of our class A common stock and to the extent they receive shares of our class A common stock upon conversion of our STRK Stock. For example, if we propose an amendment to our charter documents that requires the approval of our class A common stockholders but not the approval of the holders of our Preferred Stock, then holders of any STRK Stock will not, as such, be entitled to vote on the amendment, although those holders will be subject to any changes implemented by that amendment in the powers, preferences or special rights of our class A common stock.

Holders of STRD Stock may not receive dividends on STRD Stock, which are discretionary and non-cumulative

Dividends on STRD Stock are discretionary and not cumulative. If our board of directors or any duly authorized committee thereof does not declare a dividend on STRD Stock in respect of a dividend period, then no dividend will be deemed to have accrued for such dividend period, be payable on the applicable dividend payment date or be cumulative, and we will have no obligation to pay any dividend for that dividend period, whether or not our board of directors or any duly authorized committee thereof declares a dividend on STRD Stock, any other series of our Preferred Stock or our common stock for any future dividend period. Accordingly, holders of STRD Stock may not receive dividends on STRD Stock.

Risks Related to Our Outstanding and Potential Future Indebtedness

Our level and terms of indebtedness could adversely affect our ability to raise additional capital to further execute on our bitcoin strategy, fund our enterprise analytics software operations, and take advantage of new business opportunities

As of December 31, 2025, we had $8.25 billion in aggregate indebtedness, consisting of $1.0 billion aggregate principal amount of 0.625% Convertible Senior Notes due 2028 (the "2028 Convertible Notes"), $3.0 billion aggregate principal amount of 0% Convertible Senior Notes due 2029 (the "2029 Convertible Notes"), $800.0 million aggregate principal amount of 0.625% Convertible Senior Notes due 2030 (the "2030A Convertible Notes"), $2.0 billion aggregate principal amount of 0% Convertible Senior Notes due 2030 (the "2030B Convertible Notes"), $603.7 million aggregate principal amount of 0.875% Convertible Senior Notes due 2031 (the "2031 Convertible Notes"), $800.0 million aggregate principal amount of 2.25% Convertible Senior Notes due 2032 (the "2032 Convertible Notes" and, together with the 2028 Convertible Notes, 2029 Convertible Notes, 2030A Convertible Notes, 2030B Convertible Notes and 2031 Convertible Notes, the "Convertible Notes"), and $40.3 million of other long-term indebtedness. As of December 31, 2025, our annual contractual interest expense relating to our Convertible Notes was $36.2 million.

Our substantial indebtedness and interest expense could have important consequences to us, including:

- limiting our ability to use a substantial portion of our cash flow from operations in other areas of our business, including for acquisition of additional bitcoin, working capital, research and development, expanding our infrastructure, capital expenditures, and other general business activities and investment opportunities in our company, because we must dedicate a substantial portion of these funds to pay interest on and/or service our debt;

- limiting our ability to obtain additional financing in the future for acquisition of additional bitcoin, working capital, capital expenditures, debt service, acquisitions, execution of our strategy, and other expenses or investments planned by us;

- limiting our flexibility and our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation, our business, and our industry;

- increasing our vulnerability to a downturn in our business and to adverse economic and industry conditions generally;

- placing us at a competitive disadvantage as compared to our competitors that are less leveraged; and

- limiting our ability, or increasing the costs, to refinance indebtedness.

We may be unable to service our indebtedness, which could cause us to default on our debt obligations and could force us into bankruptcy or liquidation

Our ability to make scheduled payments on and to refinance our indebtedness depends on and is subject to our financial and operating performance, which is influenced, in part, by general economic, financial, competitive, legislative, regulatory, counterparty business, and other risks that are beyond our control, including the availability of financing in the U.S. banking and capital markets. If our cash flows and capital resources, including our USD Reserve, are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, including our bitcoin, seek additional capital, or restructure or refinance our indebtedness. We cannot assure you that future borrowings will be available to us in an amount sufficient to enable us to service our indebtedness, to refinance our indebtedness, or to fund our other liquidity needs. Even if refinancing indebtedness is available, any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations. In addition, our bitcoin strategy anticipates that we may issue additional debt in future periods to finance additional purchases of bitcoin, but if we are unable to generate sufficient cash flow to service our debt and make necessary capital expenditures, we may be required to sell bitcoin. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or our financial covenants, which could cause us to default on our debt obligations. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness.

Upon the occurrence of an event of default under any of our indebtedness, the holders of the defaulted indebtedness could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest. Any of these events could in turn result in cross-defaults under our other indebtedness. We may not have sufficient funds available to pay the amounts due upon any such default, particularly in the event that there has been a decrease in the fair market value of our bitcoin holdings, and we may not be able to raise additional funds to pay such amounts on a timely basis, on terms we find acceptable, or at all. Any financing that we may undertake under such circumstances could result in substantial dilution of our existing stockholders, and in the absence of being able to obtain such financing, we could be forced into bankruptcy or liquidation.

We may not have the ability to raise the funds necessary to settle conversions of the Convertible Notes in cash or to repurchase the Convertible Notes for cash upon a fundamental change or to repurchase the 2028 Convertible Notes on September 15, 2027, the 2029 Convertible Notes on June 1, 2028, the 2030A Convertible Notes or the 2031 Convertible Notes on September 15, 2028, the 2030B Convertible Notes on March 1, 2028, or the 2032 Convertible Notes on June 15, 2029, and any future debt may contain limitations on our ability to engage in cash-settled conversions or repurchases of Convertible Notes

In connection with any conversion of the Convertible Notes, unless we elect (or have previously irrevocably elected) to deliver solely shares of our class A common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Convertible Notes being converted. However, any future debt may contain limitations on our ability to (i) pay cash upon conversion or redemption of the Convertible Notes, which may require us to elect to deliver solely shares of our class A common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), or (ii) sell certain bitcoin to generate cash that can be used to make such cash payments.

Upon a fundamental change as defined in the indentures governing the Convertible Notes, the holders of such notes will have the right to require us to offer to purchase all of the applicable notes then outstanding at a price equal to 100% of the principal amount of the Convertible Notes, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the repurchase date. Moreover, the exercise by holders of the Convertible Notes of their right to require us to repurchase such Convertible Notes could cause a default under future debt agreements, even if the change of control or fundamental change itself does not, due to the financial effect of such repurchase on us. In order to obtain sufficient funds to pay the purchase price of such notes, we expect that we would have to refinance the Convertible Notes or obtain a waiver from the applicable holders of Convertible Notes and we may not be able to refinance the Convertible Notes on reasonable terms, if at all. Absent a waiver from the applicable holders of Convertible Notes, our failure to offer to purchase all applicable Convertible Notes or to purchase all validly tendered Convertible Notes would be an event of default under the indentures governing the Convertible Notes.

In addition, holders of Convertible Notes have the right to require us to repurchase all or a portion of their notes on the following dates with respect to the following Convertible Notes: September 15, 2027 (2028 Convertible Notes), June 1, 2028 (2029 Convertible Notes), September 15, 2028 (2030A Convertible Notes and 2031 Convertible Notes), March 1, 2028 (2030B Convertible Notes), and June 15, 2029 (2032 Convertible Notes), in each case, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any.

The conditional conversion feature of the Convertible Notes, if triggered, may adversely affect our financial condition and operating results

In the event the conditional conversion feature of the Convertible Notes is triggered, holders of the applicable Convertible Notes will be entitled to convert such notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our class A common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. Furthermore, even if holders do not elect to convert their Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the applicable Convertible Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

We use funds from our subsidiaries in order to meet our cash needs and service our indebtedness, including the Convertible Notes and our other long-term indebtedness, and certain of our subsidiaries holding digital assets may not provide any dividends, distributions, or other payments to us to fund our obligations and meet our cash needs

We receive dividends, distributions, and other payments from our subsidiaries to fund our obligations, including those arising under the Convertible Notes, and our other long-term indebtedness, and meet our cash needs. The operating results of our subsidiaries at any given time may not be sufficient to make dividends, distributions, or other payments to us in order to allow us to make payments on the Convertible Notes, and our other long-term indebtedness. In addition, dividends, distributions, or other payments, as well as other transfers of assets, between our subsidiaries and from our subsidiaries to us may be subject to legal, regulatory, or contractual restrictions, which may materially adversely affect our ability to transfer cash within our consolidated companies and our ability to meet our cash needs and service our indebtedness.

Despite our current level of indebtedness, we may incur substantially more indebtedness and enter into other transactions in the future which could further exacerbate the risks related to our indebtedness

Our bitcoin strategy includes acquiring bitcoin using proceeds from equity and debt financings and, if available, cash flows from operations. As such, despite our current level of indebtedness, we may incur substantially more indebtedness, and we may enter into other transactions in the future. Even if we were to enter into debt or other arrangements that contain restrictions on our ability to incur additional indebtedness, these restrictions may be subject to a number of qualifications and exceptions that would allow us to incur significant additional indebtedness. To the extent we incur additional indebtedness or other obligations, the risks described herein with respect to our indebtedness may increase significantly.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

As part of our cybersecurity risk management framework, we have implemented comprehensive Corporate Incident Response Plans (IRPs) and other policies and procedures designed to ensure the assessment, identification, and management of material risks from cybersecurity threats, and to facilitate timely disclosure of material cybersecurity incidents in accordance with SEC rules. Our policies provide for cybersecurity awareness training for employees and engagement in due diligence processes in accordance with industry best practices for third-party vendors, including those handling critical services or sensitive data on our behalf. Our policies also provide for regular, senior management-led table-top exercises simulating cyberattack scenarios to ensure preparedness and response agility. We undertake an annual review of our policies to help ensure their effectiveness and relevance in light of evolving cybersecurity threats. Additionally, we maintain cyber insurance to help cover costs associated with the occurrence of certain cybersecurity events. We do not currently engage any other third parties as part of our cybersecurity risk management framework, but we do use third party services and products in the ordinary course with respect to certain common cybersecurity threats.

Our IRPs, which are tailored to address potential cybersecurity threats in both our product and corporate infrastructure technology environments, are designed to provide a comprehensive, structured response to cybersecurity incidents, and apply to all Strategy personnel, including employees, directors, temporary staff, and contractors. In accordance with our IRPs, we train our personnel to report any cybersecurity incidents to our Information Security Team (IST). Upon identification of a cybersecurity incident, the IRPs mandate that the IST conduct an immediate evaluation and assign a severity rating to the incident and, depending on the severity, report the incident to our Chief Information Security Officer (CISO). Based on the severity of the incident, a Security Incident Response Team (SIRT), the members of which include our Chief Technology Officer (CTO), the CISO, and personnel from various departments, including legal, is convened. The SIRT, with assistance from the IST, is tasked with executing a timely and effective response to the incident, and SIRT members are assigned specific roles and responsibilities, including assessment of the incident's materiality for disclosure purposes.

Our CTO and CISO oversee our cybersecurity preparedness. Our CTO has over 25 years of experience in the technology sector, including specifically in the cybersecurity industry, and held various leadership positions prior to joining Strategy in 2018. Our CISO, who joined Strategy as CISO in 2021, has over 20 years of experience with cybersecurity and privacy, and has experience with IT infrastructure technologies, including cloud, network, server, endpoint, and mobile technologies. Our CISO holds a master's degree in computer science and multiple industry-recognized cybersecurity certifications. The IST operates under our CISO's leadership, who in turn reports to our CTO.

We administer our cybersecurity risk management framework separately from our other risk management systems and processes, under the oversight of the audit committee of our board of directors and senior management. Strategy's management, including our CTO and CISO, provides the audit committee with regular updates on cybersecurity outreach, education, efforts, priorities and initiatives, as well as cybersecurity incidents and emerging threats. The audit committee actively engages with management on the development and implementation of cybersecurity policies and practices, offering insights and guidance. Additionally, board members with significant experience in software technology, such as Michael J. Saylor, our Executive Chairman and Chairman of the Board, with over 30 years of software industry experience, and Phong Le, our President and Chief Executive Officer, contribute their expertise to our cybersecurity risk management.

Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our third-party vendors, through various means, such as hacking, social engineering, phishing, and fraud. However, the Company does not believe that there are currently any risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. See "Item 1A. Risk Factors – Risks Related to Our Bitcoin Strategy and Holdings – If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our bitcoin, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our bitcoin and our financial condition and results of operations could be materially adversely affected" and "Item 1A. Risk Factors – Risks Related to Our Operations – If we or our third-party service providers experience a disruption due to a cybersecurity attack or security breach and unauthorized parties obtain access to our customers', prospects', vendors', or channel partners' data, our data, our networks or other systems, or the cloud environments we manage, our offerings may be perceived as not being secure, our reputation may be harmed, demand for our offerings may be reduced, our operations may be disrupted, we may incur significant legal and financial liabilities, and our business could be materially adversely affected."

Item 2.   Properties

As of December 31, 2025, we leased approximately 190,000 square feet of office space at a location in Northern Virginia that serves as our corporate headquarters. This lease provides for certain tenant allowances and incentives and will expire in December 2030.

In addition, we utilize offices in U.S. and foreign locations for our services and support, sales and marketing, research and development, and administrative personnel. As of December 31, 2025, we utilized approximately 20,000 square feet of office and other space in the United States, in addition to our corporate headquarters, and approximately 87,000 square feet of office space in various foreign locations.

Item 3.   Legal Proceedings

For information regarding material pending legal proceedings in which we are involved, see "Commitments and Contingencies – Shareholder Action" in Note 9 of the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report, which is incorporated herein by reference.

We are involved in various legal proceedings arising in the normal course of business. Although the outcomes of these legal proceedings are inherently difficult to predict, we do not expect the resolution of these legal proceedings to have a material adverse effect on our financial position, results of operations, or cash flows.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our class A common stock is traded on the Nasdaq Global Select Market under the symbol "MSTR." There is no established public trading market for our class B common stock. As of February 13, 2026, there were approximately 762 stockholders of record of our class A common stock and two stockholders of record of our class B common stock.

Holders of our class A common stock generally have the same rights as holders of our class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share.

We have never declared or paid any cash dividends on either our class A or class B common stock and have no current plans to declare or pay any such dividends on our class A or class B common stock.

Our Preferred Stock accumulate dividends as follows:

- **STRF Stock**: cumulative dividends at a rate of 10.00% per annum on the stated amount thereof;

- **STRC Stock**: cumulative dividends at a variable rate (currently 11.25%) per annum on the stated amount thereof;

- **STRE Stock**: cumulative dividends at a rate of 10.00% per annum on the stated amount thereof;

- **STRK Stock**: cumulative dividends at a rate of 8.00% per annum on the liquidation preference thereof (see "Commitments and Contingencies - Shareholder Action" in Note 9 and Note 12, "Redeemable Preferred Stock" to the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report); and

- **STRD Stock**: non-cumulative dividends at a rate of 10.00% per annum on the stated amount thereof.

Dividends on our Preferred Stock are payable when, as and if declared by our board of directors, out of funds legally available for their payment:

- in the case of STRF Stock, STRE Stock, STRK Stock, and STRD Stock, quarterly in arrears on March 31, June 30, September 30 and December 31 of each year; and

- in the case of STRC Stock, monthly in arrears.

Dividends on our STRF Stock, STRC Stock, STRE Stock, and STRD Stock are payable in cash. Dividends on our STRK Stock are payable, at our election, in cash, shares of our class A common stock or a combination of both.

We expect to fund any dividends paid in cash on our Preferred Stock primarily through proceeds from sales of our class A common stock under our ATM. We may also fund such dividends using cash held in our USD Reserve or through additional capital raising activities, including, but not limited to, ATMs of our STRC Stock, STRK Stock, or STRD Stock, as applicable, or other equity or debt financings. Refer to Note 12, Redeemable Preferred Stock, to the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report and the "Liquidity and Capital Resources" section under Part II, Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations for further information regarding Preferred Stock, including such dividends.

During the three months ended December 31, 2025, the Company settled $2,000 in aggregate principal amount of the 2031 Convertible Notes as a result of certain holders electing to convert such notes by issuing class A common stock. Eight shares of class A common stock were issued (together with a nominal amount of cash in lieu of fraction shares) in respect of all such conversions during the three months ended December 31, 2025. The shares of class A common stock issued upon conversion of each of the 2031 Convertible Notes were issued pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act.

Performance Graph

The following graph compares the cumulative total stockholder return on our class A common stock from December 31, 2020 (the last trading day before the beginning of our fifth preceding fiscal year) to December 31, 2025 (the last trading day of the fiscal year ended December 31, 2025) with the cumulative total return of (i) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) (the "Nasdaq Composite Index") and (ii) the Nasdaq Computer Index. The graph assumes the investment of $100.00 on December 31, 2020 in our class A common stock, the Nasdaq Composite Index, and the Nasdaq Computer Index, and assumes that any dividends on our class A common stock are reinvested. Measurement points are December 31, 2020, December 31, 2021, December 31, 2022, December 30, 2023, December 29, 2024, and December 31, 2025.



	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Strategy Inc	$ 100.00	$ 140.12	$ 36.43	$ 162.50	$ 745.01	$ 390.82
Nasdaq Composite Index	$ 100.00	$ 122.18	$ 82.43	$ 119.22	$ 154.48	$ 187.14
Nasdaq Computer Index	$ 100.00	$ 137.86	$ 88.54	$ 147.39	$ 200.98	$ 258.44

NOTE: Prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2026.

NOTE: Index Data: Copyright NASDAQ OMX, Inc. Used with permission. All rights reserved.

Item 6.   [Reserved]

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

Forward-Looking Information

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our financial condition and results of operations. This discussion and analysis should be read together with our consolidated financial statements and related notes that are included elsewhere in this Annual Report. In addition to historical financial information, this discussion and analysis contains forward-looking statements that are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. See the section of this Annual Report entitled "Forward Looking Information and Risk Factor Summary." Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Part I. Item 1A. Risk Factors" or elsewhere in this Annual Report.

10-for-1 stock split

On August 7, 2024, we completed a 10-for-1 stock split of our class A and class B common stock. See Note 2(a), Summary of Significant Accounting Policies – Basis of Presentation, to the Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report, for further information. As a result of the stock split, all applicable share and per share information presented within this "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" has been retroactively adjusted to reflect the stock split for all periods presented.

Management's Discussion and Analysis for the Year Ended December 31, 2023

Management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2023, including comparison of our results for the years ended December 31, 2024 and 2023, is included in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024.

Business Overview

Strategy is the world's first and largest Bitcoin Treasury Company. We pursue financial innovation strategies designed to generate value from our bitcoin holdings, including by developing and issuing novel fixed-income instruments that provide investors varying degrees of economic exposure to bitcoin. In addition, we are an industry leader in AI-powered enterprise analytics software, advancing our vision of Intelligence Everywhere™. We believe our combination of active bitcoin-focused capital management and a scaled operating software business positions us for long-term value creation across both digital asset and enterprise analytics markets.

Bitcoin Strategy

We believe that bitcoin is a financial and technological innovation that represents a compelling long-term treasury reserve asset due to its scarcity, durability, and global liquidity. Through our bitcoin treasury operations, we execute on our bitcoin acquisitions, capital management and capital markets strategies, which are designed to enable us to accumulate bitcoin in a manner we believe to be accretive to our shareholders in the long term and to generate value from our bitcoin holdings.

We announced our first acquisition of bitcoin in August 2020. In September 2020, our board of directors adopted a Treasury Reserve Policy, under which our treasury reserve assets consist of:

- Cash Assets in excess of working capital requirements; and

- bitcoin, which serves as the primary treasury reserve asset on an ongoing basis, subject to market conditions and anticipated needs of the business for Cash Assets.

In the first quarter of 2021, we adopted, in addition to and in conjunction with our Treasury Reserve Policy, a corporate strategy of acquiring and holding bitcoin, including with the proceeds of capital raising transactions. Our capital markets strategy generally involves issuing Class A common stock and preferred securities through ATMs when we deem advantageous. Prior to 2025, we primarily relied on proceeds from sales of class A common stock and senior convertible notes to purchase bitcoin. We also previously purchased bitcoin using cash flow from operations, and borrowings under senior secured notes and a collateralized term loan.

In 2025, we structured and issued five classes of Preferred Stock instruments, which provide differentiated indirect economic exposure to our class A common stock and bitcoin holdings, which we collectively refer to as "digital credit."

In December 2025, as part of our capital management strategy, we established the USD Reserve to support the payment of dividends on our preferred stock and interest on our outstanding indebtedness. As of February 13, 2026, the balance of the USD Reserve was $2.25 billion, held in cash and cash equivalents. We may, in our sole and absolute discretion, increase, reduce, eliminate, adjust, or reallocate amounts designated as part of the USD Reserve from time to time based on market conditions, liquidity needs, risk considerations, and other factors. To optimize our cash management, we may also deploy assets designated as part of the USD Reserve into USD-denominated and/or USD-referenced assets, including instruments that do not constitute cash or cash equivalents.

We evaluate our bitcoin strategy on an ongoing basis in light of market conditions, our capital structure, our contractual obligations, and our anticipated operating needs for cash resources.

We intend for our bitcoin strategy to remain adaptable. While our bitcoin strategy today includes developing and issuing novel "digital credit" instruments, we regularly evaluate other potential financial innovation opportunities that complement our bitcoin strategy. These opportunities may include, among others, additional financing structures and strategies intended to generate income streams or otherwise generate funds using our bitcoin holdings. There can be no assurance that any such opportunities will be available on attractive terms, or at all, or that we will pursue or successfully implement any particular strategy.

We are not registered as an investment company under the Investment Company Act of 1940, as amended, and stockholders do not have the protections associated with ownership of shares in a registered investment company, nor the protections afforded by the Commodity Exchange Act of 1936.

Enterprise Analytics Software Strategy

Strategy is a pioneer in AI-powered solutions delivering a comprehensive portfolio of software and services that addresses a wide spectrum of enterprise data challenges. We provide solutions designed to transform complex, fragmented data environments into unified, reliable ecosystems that drive insight and action across organizations worldwide. Our vision is to drive growth and competitive advantage for our customers by delivering Intelligence Everywhere™.

Strategy One™, our cloud-native analytics platform, is used by enterprises across a wide range of industries to deliver business intelligence and analytics solutions. It delivers visualization, reporting, and embedded analytics capabilities across retail, banking, technology, manufacturing, insurance, consulting, healthcare, telecommunications, and the public sector. Complementing this, Strategy Mosaic™ is a universal data layer that enables organizations to achieve a single source of truth across their data. It provides enterprises with consistent definitions and governance across data sources, regardless of where that data resides or which tools access it. AI-powered data modeling hastens data product creation, while Mosaic's intelligent architecture promotes accelerated performance for all workloads.

Integral to the Strategy portfolio are generative AI capabilities that are designed to automate and accelerate the deployment of AI-enabled applications across the enterprise. By making advanced analytics accessible through conversational AI, we provide non-technical users with timely, actionable insights for decision-making.

Bitcoin Activity and Holdings

Bitcoin Acquisition Activity

The following table presents a roll-forward of our bitcoin holdings, including additional information related to our bitcoin purchases, bitcoin sales (if any), unrealized loss (gain) on digital assets, digital asset impairment losses, and cumulative effect adjustments within the respective periods:

	Source of Capital Used to Purchase Bitcoin	Digital Asset Original Cost Basis (in thousands)	Digital Asset Impairment Losses (in thousands)	Digital Asset Carrying Value (in thousands)	Approximate Number of Bitcoins Held	Approximate Average Purchase Price Per Bitcoin
Balance at December 31, 2023		$ 5,895,489	$ (2,269,013)	$ 3,626,476	189,150	$ 31,168
Digital asset purchases	(a)	22,072,759		22,072,759	258,320	85,447
Digital asset impairment losses			(1,789,862)	(1,789,862)		
Balance at December 31, 2024 (before adoption of ASU 2023-08)		$ 27,968,248	$ (4,058,875)	$ 23,909,373	447,470	$ 62,503
Cumulative effect upon adoption of ASU 2023-08			4,058,875	17,881,048		
Balance immediately following adoption of ASU 2023-08		$ 27,968,248	n/a	$ 41,790,421	447,470	$ 62,503
Digital asset purchases	(b)	22,467,083	n/a	22,467,083	225,030	99,840
Unrealized loss on digital assets			n/a	(5,403,476)		
Balance at December 31, 2025		$ 50,435,331	n/a	$ 58,854,028	672,500	$ 74,997

(a) During 2024, we purchased bitcoin using $16.33 billion of the net proceeds from our sale of class A common stock under our ATMs, $2.97 billion of the net proceeds from our issuance of the 2029 Convertible Notes, $782.0 million of the net proceeds from our issuance of the 2030A Convertible Notes, $756.0 million of the net proceeds from our issuance of the 2032 Convertible Notes, $592.3 million of the net proceeds from our issuance of the 2031 Convertible Notes, $458.2 million of the net proceeds from our issuance of the 2028 Convertible Notes, and $179.7 million of Excess Cash.

(b) During 2025, we purchased bitcoin using $1.99 billion of the net proceeds from our issuance of the 2030B Convertible Notes, $1.18 billion of the net proceeds from the sale of STRF Stock under its initial public offering and our ATMs, $2.63 billion of the net proceeds from the sale of STRC Stock under its initial public offering and our ATMs, $699.0 million of the net proceeds from the sale of STRE Stock under its initial public offering, $1.22 billion of the net proceeds from the sale of STRK Stock under its initial public offering and our ATMs, $1.16 billion of the net proceeds from the sale of STRD Stock under its initial public offering and our ATMs, and $13.59 billion of the net proceeds from the sale of class A common stock under our ATMs.

"Excess Cash" refers to cash in excess of the minimum Cash Assets that we are required to hold under our Treasury Reserve Policy, which may include cash generated by operating activities and cash from the proceeds of financing activities.

Our unrealized loss on digital assets for the year ended December 31, 2025 amounted to $5.40 billion partially offset by $1.55 billion in deferred tax benefit, respectively. See "Results of Operations – Bitcoin Impacts" for additional information.

Bitcoin Holdings The following table shows the approximate number of bitcoins held at the end of each respective period, as well as fair market value calculations of our bitcoin holdings based on the lowest, highest, and ending market prices of one bitcoin on the Coinbase exchange (our principal market for bitcoin) for each respective year, as further defined below:

	Approximate Number of Bitcoins Held at End of Year	Lowest Market Price Per Bitcoin During Year (a)	Market Value of Bitcoin Held at End of Year Using Lowest Market Price (in thousands) (b)	Highest Market Price Per Bitcoin During Year (c)	Market Value of Bitcoin Held at End of Year Using Highest Market Price (in thousands) (d)	Market Price Per Bitcoin at End of Year (e)	Market Value of Bitcoin Held at End of Year Using Ending Market Price (in thousands) (f)
December 31, 2023	189,150	$ 16,490	$ 3,119,084	$ 45,000	$ 8,511,750	$ 42,531	$ 8,044,816
December 31, 2024	447,470	$ 38,501	$ 17,228,042	$ 108,389	$ 48,500,772	$ 93,390	$ 41,789,317
December 31, 2025	672,500	$ 74,421	$ 50,047,916	$ 126,296	$ 84,934,064	$ 87,515	$ 58,854,028

(a) The "Lowest Market Price Per Bitcoin During Year" represents the lowest market price for one bitcoin reported on the Coinbase exchange during the respective period, without regard to when we purchased any of our bitcoin.

(b) The "Market Value of Bitcoin Held at End of Year Using Lowest Market Price" represents a mathematical calculation consisting of the lowest market price for one bitcoin reported on the Coinbase exchange during the respective period multiplied by the number of bitcoins we held at the end of the applicable period.

(c) The "Highest Market Price Per Bitcoin During Year" represents the highest market price for one bitcoin reported on the Coinbase exchange during the respective period, without regard to when we purchased any of our bitcoin.

(d) The "Market Value of Bitcoin Held at End of Year Using Highest Market Price" represents a mathematical calculation consisting of the highest market price for one bitcoin reported on the Coinbase exchange during the respective period multiplied by the number of bitcoins we held at the end of the applicable period.

(e) The "Market Price Per Bitcoin at End of Year" represents the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective period.

(f) The "Market Value of Bitcoin Held at End of Year Using Ending Market Price" represents a mathematical calculation consisting of the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective period multiplied by the number of bitcoins we held at the end of the applicable period.

The amounts reported as "Market Value" in the above table represent only a mathematical calculation consisting of the price for one bitcoin reported on the Coinbase exchange (our principal market for bitcoin) in each scenario defined above multiplied by the number of bitcoins held by us at the end of the applicable period. Bitcoin and bitcoin markets may be subject to manipulation and the spot price of bitcoin may be subject to fraud and manipulation. Accordingly, the Market Value amounts reported above may not accurately represent fair market value, and the actual fair market value of our bitcoin may be different from such amounts and such deviation may be material. Moreover, (i) the bitcoin market historically has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks that are, or may be, inherent in its entirely electronic, virtual form and decentralized network and (ii) we may not be able to sell our bitcoins at the Market Value amounts indicated above, at the market price as reported on the Coinbase exchange (our principal market for bitcoin) on the date of sale, or at all.

As of February 13, 2026, we held approximately 717,131 bitcoins, all of which were unencumbered, and which had an aggregate fair market value of $49.3 billion as of February 13, 2026 (based on the market price of $68,734 of one bitcoin as reported on the Coinbase exchange as of February 13, 2026, 4:00 p.m. Eastern Time).

Capital Markets Activity

Equity Offerings

Consistent with our Treasury Reserve Policy and bitcoin strategy, we use the vast majority of our cash, including cash generated from capital raising transactions, to acquire bitcoin. We fund our purchases of bitcoin primarily from proceeds of our offerings of our class A common stock and various Preferred Stock instruments. We have also previously used proceeds from offerings of convertible notes and senior secured notes, and a loan secured by bitcoin, to purchase bitcoin, and we may incur additional indebtedness in the future, including for the purpose of purchasing bitcoin.

The following table sets forth total shares sold and total net proceeds received from shares sold under our initial public and at-the-market offerings for the periods indicated:

	Year Ended December 31,	
Number of shares sold:	**2025**	**2024**
STRF Stock	12,839,689	n/a
STRC Stock	29,587,063	n/a
STRE Stock	7,750,000	n/a
STRK Stock	13,981,948	n/a
STRD Stock	14,024,221	n/a
Class A common stock	57,331,466	52,308,512
Net proceeds received from shares sold (in thousands): (1)		
STRF Stock	$ 1,191,128	n/a
STRC Stock	2,631,281	n/a
STRE Stock	707,069	n/a
STRK Stock	1,226,553	n/a
STRD Stock	1,163,483	n/a
Class A common stock	16,247,607	$ 16,329,857
Total	$ 23,167,121	$ 16,329,857

(1) Includes shares sold and net proceeds received from shares sold under our initial public offerings of our Preferred Stock and ATMs of our class A common stock and Preferred Stock, as applicable, for the periods indicated. See Note 12, Redeemable Preferred Stock, to the Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report for additional information on the initial public offerings of our Preferred Stock.

The following table sets forth total shares sold and total net proceeds (net of sales commissions and expenses) received from shares sold under our ATMs for the periods indicated:

	Year Ended December 31,	
Number of shares sold pursuant to at-the-market offerings:	**2025**	**2024**
STRF Stock ATMs	4,339,689	n/a
STRC Stock ATMs	1,575,952	n/a
STRK Stock ATMs	6,681,948	n/a
STRD Stock ATMs	2,259,521	n/a
Class A common stock ATMs	57,331,466	52,308,512
Net proceeds received from shares sold pursuant to at-the-market offerings (in thousands):		
STRF Stock ATMs	$ 479,674	n/a
STRC Stock ATMs	157,221	n/a
STRK Stock ATMs	663,349	n/a
STRD Stock ATMs	183,998	n/a
Class A common stock ATMs	16,247,607	$ 16,329,857
Total	$ 17,731,849	$ 16,329,857

See Note 12, Redeemable Preferred Stock and Note 14, At-the-Market Offerings, to the Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report for additional information.

Debt Offerings

The following table sets forth the aggregate net proceeds (in thousands) from issuances of our Convertible Notes for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	**2024**
Net proceeds (in thousands)		
2028 Convertible Notes	$ —	$ 997,375
2029 Convertible Notes	—	2,974,250
2030A Convertible Notes	—	782,000
2030B Convertible Notes	1,984,852	—
2031 Convertible Notes	—	592,567
2032 Convertible Notes	—	786,000
Total net proceeds	$ 1,984,852	$ 6,132,192

In addition, in June 2025, we entered into a loan agreement that provides for aggregate borrowings of up to $31.1 million, available in multiple tranches, and bearing interest, with respect to each tranche, at a variable rate equal to the one-year Secured Overnight Financing Rate plus 4.24%. The loan will mature in December 2026. As of December 31, 2025, the loan had a net carrying value of $30.8 million, and an outstanding principal balance of $31.1 million.

For additional information on our Convertible Notes, see Note 8, Long-term Debt, to the Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report.

Bitcoin KPIs

We seek to increase BPS (defined below) by growing our bitcoin holdings faster than Assumed Diluted Shares Outstanding (defined below) through a combination of bitcoin acquisitions and disciplined use of equity and credit markets. To assess achievement of this strategy, we monitor and review the following Key Performance Indicators ("KPIs"):

- **Bitcoin Per Share (in Sats) ("BPS")** is a KPI that represents the ratio between our bitcoin holdings and Assumed Diluted Shares Outstanding, expressed in terms of "Satoshis" or "Sats", where:
    - “Assumed Diluted Shares Outstanding” refers to the aggregate of our Basic Shares Outstanding as of the dates presented plus all additional shares that would result from the assumed conversion of all outstanding convertible notes and convertible preferred stock, exercise of all outstanding stock option awards, and

settlement of all outstanding restricted stock units and performance stock units as of such dates. Assumed Diluted Shares Outstanding is not calculated using the treasury method, incorporates approximate forfeitures of awards in the current period which may be subject to future adjustment and does not take into account any vesting conditions (in the case of equity awards), the exercise price of any stock option awards or any contractual conditions limiting convertibility of convertible debt instruments.

- ◦ "Basic Shares Outstanding" reflects the actual class A common stock and class B common stock outstanding as of the dates presented. For purposes of this calculation, outstanding shares of such stock are deemed to include shares, if any, that (A) were sold under ATMs, or (B) were to be issued pursuant to (i) options that had been exercised, (ii) restricted stock units that have vested or (iii) conversion requests received with respect to convertible securities, but which in each case were pending issuance as of the dates presented.

- ◦ A "Satoshi" or a "Sat" is one one-hundred-millionth of one bitcoin, currently the smallest indivisible unit of a bitcoin.

- • **BTC Yield** represents the percentage change in BPS from the beginning of a period to the end of the period.

- • **BTC Gain** represents the number of bitcoins held by us at the beginning of a period multiplied by the BTC Yield for the period.

- • **BTC $ Gain** represents the dollar value of the BTC Gain calculated by multiplying the BTC Gain by the market price of bitcoin. For determining BTC $ Gain on a quarter-to-date or year-to-date basis, unless otherwise specified, we use the current market price of bitcoin. For determining BTC $ Gain for a past fiscal year or other past period, we use the market price of bitcoin as of 4:00pm ET as reported on the Coinbase exchange on the last day of the applicable period. We use these market prices of bitcoin for this calculation solely for the purpose of facilitating this illustrative calculation.

The following table presents our bitcoin holdings, our Assumed Diluted Shares Outstanding, our BPS, and the price of bitcoin, each as of December 31, 2025, 2024 and 2023, as well as the changes in each between the periods shown:

	As of December 31, 2025	Change (#)	As of December 31, 2024	Change(#)	As of December 31, 2023
Number of Bitcoin Held	672,500	225,030	447,470	258,320	189,150
Assumed Diluted Shares Outstanding (in thousands)	344,897	63,162	281,735	74,099	207,636
BPS (in Sats)	194,986	36,160	158,826	67,730	91,097
Bitcoin Price ($)	$ 87,515	$ (5,875)	$ 93,390	$ 50,859	$ 42,531

The following tables present our BTC Yield, BTC Gain, and BTC $ Gain for the years ended December 31, 2024 and 2025:

	Year Ended December 31,		
	2025	**2024**	**% Change**
BTC Yield	22.8%	74.3%	(51.5%) (1)
BTC Gain	101,873	140,631	(27.6)%
BTC $ Gain (in millions, except percentage)	$ 8,915	$ 13,134	(32.1)%

(1) Represents the absolute change between the periods presented.

- • **BTC Yield:** We achieved BTC Yield of 22.8% for the year ended December 31, 2025, as compared to 74.3% in the prior year, primarily due to a decrease in the total number of bitcoin acquired, a change in mix of dilutive versus non-dilutive capital markets activity and an overall increase in dilutive issuances of class A common stock to fund our liquidity needs, including payments of dividends on our Preferred Stock and interest on our Convertible Notes, to establish the USD Reserve, and for other purposes other than the acquisition of bitcoin, compared to the prior year, partially offset by an increase in non-dilutive issuances of preferred stock to purchase bitcoin compared to the prior year.

- ◦ We acquired 225,030 bitcoin (increasing our total holdings to 672,500) during the year ended December 31, 2025, compared to 258,320 bitcoin acquired (increasing our total holdings to 447,470) during the year ended December 31, 2024. Of the approximately $25.15 billion in net proceeds we raised from capital markets activity during the year ended December 31, 2025, approximately $19.46 billion was attributable to issuances under the STRK Stock and class A common stock under our ATMs, the issuance of the 2030B Convertible Notes and the initial public offering of STRK Stock, which resulted in an increase of approximately 63.2 million shares in Assumed Diluted Shares Outstanding (bringing our total Assumed Diluted Shares Outstanding to approximately 344.9 million as of December 31, 2025), while approximately $5.69 billion was attributable to issuances of STRF Stock, STRC Stock, and STRD Stock under our ATMs and the initial public offerings of STRF Stock, STRC Stock STRE Stock, and STRD Stock, which did not increase our Assumed Diluted Shares Outstanding. Further, we used proceeds from the issuance of class A common stock under our ATMs to pay dividends on our Preferred Stock and interest on our Convertible Notes, to establish our USD Reserve and for other general corporate purposes, each of which increased Assumed Diluted Shares Outstanding without a corresponding increase to our bitcoin holdings during the year ended December 31, 2025. See "Liquidity and Capital Resources " for additional information. While issuances of STRF Stock, STRC Stock, STRE Stock and STRD Stock do not increase our Assumed Diluted Shares Outstanding, these securities, as well as STRK Stock and our Convertible Notes, rank senior to our class A common stock, and would entitle their holders to claims on our assets (including bitcoin) senior to those of holders of our common stock if we were to liquidate; as a result, additional bitcoin acquired using the proceeds from the sale of such instruments may not accrete to common shareholders. In comparison, the $22.5 billion we raised from capital markets activity during the year ended December 31, 2024 was primarily attributable to issuances of class A common stock under our ATMs and of our 2028 Convertible Notes, 2029 Convertible Notes, 2030A Convertible Notes, 2031 Convertible Notes and 2032 Convertible Notes, which resulted in an increase of approximately 74.1 million shares in Assumed Diluted Shares Outstanding (bringing our total Assumed Diluted Shares Outstanding to approximately 281.7 million Assumed Diluted Shares Outstanding as of December 31, 2024). This was partially offset by our issuances of class A common stock under our ATMs to pay interest on our Convertible Notes and use of approximately $523.9 million of the proceeds from our offering of our 2028 Convertible Notes to repay the principal amount plus accrued and unpaid interest on our 6.125% Senior Secured Notes due 2028, each of which increased our Assumed Diluted Shares Outstanding without a corresponding increase to our bitcoin holdings during the year ended December 31, 2024.

- **BTC Gain:** We achieved BTC Gain of 101,873 for the year ended December 31, 2025, as compared to 140,631 during the prior year, as applicable, primarily due to a decrease in our BTC Yield for the year ended December 31, 2025, as compared to the prior year, as set forth above, partially offset by an increase in our bitcoin holdings as of the beginning of 2025 compared to the beginning of 2024 (as of December 31, 2023 and 2024, we held 189,150 and 447,470 bitcoin, respectively).

- **BTC $ Gain:** We achieved BTC $ Gain of approximately $8.92 billion for the year ended December 31, 2025, as compared to approximately $13.13 billion during December 31, 2024, primarily due to an decrease in bitcoin price to $87,515 as of December 31, 2025 from $93,390 as of December 31, 2024, as well as a decrease in BTC Gain compared to the same period in the prior year, as set forth above.

See "Important Information about KPIs" below for additional information about these KPIs, including their purposes and limitations and for the calculation of Assumed Diluted Shares Outstanding.

Factors Impacting Results

We believe the following key factors have previously had, and may continue to have, material impacts to our financial results and liquidity, and our ability to achieve our business objectives:

- **Bitcoin:**

    ◦ *Financial results.* Bitcoin is a highly volatile asset that has traded below $65,000 per bitcoin and above $120,000 per bitcoin on the Coinbase exchange (our principal market for bitcoin) in the 12 months preceding the date of this Annual Report. Although we continue to initially record our bitcoin purchases at cost, upon adoption of ASU 2023-08 on January 1, 2025, any subsequent increases or decreases in fair market value are recognized as incurred in the Consolidated Statements of Operations, and the fair value of our bitcoin is reflected within the Consolidated Balance Sheets each reporting period-end. Due to the volatility of bitcoin, and our substantial holdings of bitcoin, changes in the fair market value of bitcoin have materially impacted, and we expect will continue to materially impact, our results.

    ◦ *Bitcoin risks.* Bitcoin is a digital asset, which is a novel asset class that is subject to significant legal, commercial, regulatory and technical uncertainty. Holding bitcoin does not generate any cash flows and involves custodial fees and other costs. Additionally, the price of bitcoin has historically experienced significant price volatility, and a significant decrease in the price of bitcoin would adversely affect our financial condition and results of operations. Our strategy of acquiring and holding bitcoin also exposes us to counterparty risks with respect to the custody of our bitcoin, cybersecurity risks, and other risks inherent to holding a digital asset. In particular, we are subject to the risk that, if our private keys with respect to our digital assets are lost or destroyed or other similar circumstances or events occur, we may lose some or all of our digital assets, which could materially adversely affect our financial condition and results of operations.

- **Capital management:**

  - *Source of capital.* We rely substantially on the availability of equity and debt capital markets to fund our preferred stock dividend obligations, interest expense, and other financial obligations as well as to maintain the USD Reserve at targeted levels. As such, we are subject to risks relating to the availability of capital to us on favorable terms or at all.

  - *Preferred stock dividend obligations.* Our outstanding Preferred Stock creates recurring and potentially variable cash obligations that can reduce funds available for operations, product investment, and debt service. In addition, any deferred dividends on certain of our Preferred Stock would accrue and compound, including at increasing rates in the case of STRF Stock, which could increase future cash outlays, while STRC Stock's board-set variable rate can change monthly, introducing additional uncertainty to our dividend expense.

  - *Interest on our USD Reserve.* Cash equivalents held in our USD Reserve are generally invested in money market funds and other interest-bearing instruments. Interest income is affected by prevailing market interest rates and may decline in a falling-rate environment or increase in a rising-rate environment. Interest income is also affected by the size of our USD Reserve: to the extent we reduce the USD Reserve or increase it to scale with our interest and dividend obligations, the amount of interest income we earn would generally proportionately decrease or increase, respectively. Variations in interest rates and the size of our USD Reserve could materially impact our financial results.

- **Tax:**

  - *Deferred tax liability.* Since adopting ASU 2023-08, we are no longer required to account for our bitcoin under a cost-less-impairment accounting model and we no longer record a deferred tax asset related to bitcoin impairment losses. Instead, we establish a deferred tax liability if the fair market value of bitcoin at the reporting date is greater than the average cost basis of our bitcoin holdings at such reporting date, and any subsequent increases or decreases in the fair market value of bitcoin will increase or decrease the deferred tax liability. As of December 31, 2025, the cost basis of the bitcoin we held was less than its fair value. However, as of the date of this report, the fair market value of our bitcoin is less than the average cost basis of our bitcoin. If the fair market value of our bitcoin as of the end of any future period is below our average cost basis as of the end of the prior period, the deferred tax liability with respect to unrealized gains, if any, would be reversed and a deferred tax asset for the unrealized loss would be recorded and we would be required to establish a valuation allowance against all of our US federal and state deferred tax assets.

  - *Legal and regulatory developments.*

    - *CAMT:* On September 30, 2025, the Treasury and the IRS issued the Interim Guidance which, in relevant part, clarifies that a corporation may disregard unrealized gains and losses on its digital asset holdings when computing AFSI for purposes of determining whether it is subject to the 15% CAMT under the IRA. The Treasury and IRS intend to issue revised proposed regulations similar to this Interim Guidance. As previously disclosed, pursuant to the Interim Guidance, we plan to exclude our unrealized gains and losses on our bitcoin holdings from the calculation of our AFSI for purposes of determining whether we are subject to CAMT. As a result, we no longer expect to become subject to CAMT due to unrealized gains on our bitcoin holdings, if any.

    - *OBBBA:* On July 4, 2025, the One Big Beautiful Bill Act was enacted in the U.S., introducing several changes to corporate taxation. These changes include modifications to capitalization of research and development expenses, limitations on deductions for interest expense, accelerated fixed asset depreciation, and adjustments to the international tax framework. The legislation did not have a material impact to our income tax expense or effective tax rate for the year ended December 31, 2025.

- **Software business:**

  - *On-premise to cloud subscription.* During the year ended December 31, 2025, we continued to migrate existing customers from on-premise perpetual licenses to cloud-based subscription offerings. This transition has resulted, and is expected to continue to result, in changes to payment patterns and revenue recognition, with a shift from upfront recognition to ratable recognition over the contract term, which has affected and may continue to affect our reported revenue, operating results, and cash flows. For the year ended December 31, 2025, we experienced growth in cloud subscription services revenue of $68.9 million, partially offset by declines in product license revenue and related product support revenue of $48.5 million in the aggregate. We expect product license revenue and related product support revenue to continue to decline in future periods, as we no longer actively market new perpetual licenses or associated product support offerings.

◦ *Deferred revenue and advance payments.* Deferred revenue and advance payments represent amounts received or due from our customers before we transfer our software or services to the customer. For multi-year service contract arrangements, we generally invoice no more than one year in advance of services and record deferred revenue only for invoiced amounts. Revenue is subsequently recognized in the period(s) in which control of the software or services is transferred to the customer. The portions of multi-year contracts that will be invoiced in the future are not presented on the Consolidated Balance Sheets in "Accounts receivable, net" and "Deferred revenue and advance payments" and instead are included in the remaining performance obligation disclosure below.

See Item 1A., Risk Factors, of Part I of this Annual Report for information regarding the risks relating to our bitcoin holdings and strategy, bitcoin generally, our securities and capital markets activities, our operations, and other important risk factors, the materialization of any of which could materially impact our results and liquidity.

Results of Operations

The following table sets forth certain operating highlights (in thousands) for the years ended December 31, 2025 and 2024:

| | Years Ended December 31, | | |
	2025	2024	% Change
Revenues:			
Product licenses	$ 39,674	$ 48,567	(18.3)%
Subscription services	175,657	106,776	64.5 %
Total product licenses and subscription services	215,331	155,343	38.6 %
Product support	204,225	243,805	(16.2)%
Other services	57,677	64,308	(10.3)%
Total revenues	477,233	463,456	3.0 %
Cost of revenues:			
Product licenses	3,956	3,060	29.3 %
Subscription services	72,956	42,440	71.9 %
Total product licenses and subscription services	76,912	45,500	69.0 %
Product support	28,592	33,289	(14.1)%
Other services	43,913	50,679	(13.4)%
Total cost of revenues	149,417	129,468	15.4 %
Gross profit	327,816	333,988	(1.8)%
Operating expenses:			
Sales and marketing	122,956	138,081	(11.0)%
Research and development	93,860	118,486	(20.8)%
General and administrative	151,909	140,537	8.1 %
Unrealized loss on digital assets	5,403,476	—	n/a
Digital asset impairment losses	—	1,789,862	n/a
Total operating expenses	5,772,201	2,186,966	NM
Loss from operations	$ (5,444,385)	$ (1,852,978)	NM

For the results of operations we have included the respective percentage of changes, unless greater than 100% or less than (100)%, in which case we have denoted such changes as not meaningful (NM).

Unrealized losses associated with digital assets and digital asset impairment losses

The following table sets forth the unrealized losses on our digital assets for the year ended December 31, 2025 and impairment losses on our digital assets for the year ended December 31, 2024 (in thousands):

	Year Ended December 31,		% Change
	2025	2024	
Unrealized losses on digital assets	$5,403,476	—	n/a
Digital asset impairment losses	—	$1,789,862	n/a

Although we continue to initially record our bitcoin purchases at cost, upon adoption of ASU 2023-08 on January 1, 2025, any subsequent increases or decreases in fair value are recognized as incurred in the Consolidated Statements of Operations, and the fair market value of our bitcoin is reflected within the Consolidated Balance Sheets each reporting period-end.

We recognized an unrealized loss on digital assets of approximately $5.4 billion for the year ended December 31, 2025, primarily due to a decrease in the fair market value of our bitcoin during the year ended December 31, 2025. Due to the volatility of bitcoin, and our substantial holdings of bitcoin, we expect changes in the fair market value of bitcoin to materially impact our results.

We did not sell any of our digital assets during the years ended December 31, 2025 and 2024.

Revenues

- **Product licenses revenues.** Product license revenues are derived from fees earned for licensing our business intelligence software to customers on a term or perpetual basis, for installation either on-premises or in a customer-managed public cloud environment. Product license revenue is recognized at the point when control to the license is transferred to the customer. Product license revenues decreased by $8.9 million for the year ended December 31, 2025, as compared to the same period in the prior year, primarily due to increased migration to our cloud subscription services offerings.

- **Subscription services revenues.** Subscription services revenues are derived from our Cloud subscription service and are recognized ratably over the service period in the contract. Subscription services revenues increased by $68.9 million for the year ended December 31, 2025 as compared to the same periods in the prior year, primarily due to conversions to cloud-based subscriptions from existing on-premises customers, a net increase in the use of subscription services by existing customers, and sales contracts with new customers.

- **Product support revenues.** Product support revenues are derived from providing technical software support and software updates and upgrades to customers. Product support revenues are recognized ratably over the term of the contract, which is generally one year. Product support revenues decreased by $39.6 million for the year ended December 31, 2025, as compared to the same periods in the prior year, primarily due to existing customers converting from on-premises product licenses with support contracts to our Cloud subscription services offerings and non-renewals of existing support contracts.

- **Other services revenues:** Other services revenues are derived from providing consulting services and training and education services. Revenue from consulting services and certain education services is recognized over time as the services are delivered, and revenue from annual education subscriptions is recognized on a straight-line basis over the contract period. Other services revenues decreased by $6.6 million for the year ended December 31, 2025, as compared to the same periods in the prior year, primarily due to lower demand for consulting and training services.

Cost of Revenues

- **Cost of Revenues.** Cost of revenues increased by $19.9 million for the year ended December 31, 2025, as compared to the same period in the prior year, primarily due to a $32.5 million increase in subscription services cost of revenues driven by higher cloud service fees and related infrastructure costs associated with customer environments hosted in our cloud environment, as well as a $1.9 million increase in billable subcontractor expenses. These increases were partially offset by a $16.4 million decrease in personnel-related costs reflecting headcount reductions.

Operating Expenses

- **Sales and marketing expenses.** Sales and marketing expenses consist of personnel costs, commissions, and costs related to office facilities, travel, advertising, public relations programs, and promotional events, such as trade shows, seminars, and technical conferences. Sales and marketing expenses decreased by $15.1 million for the year ended December 31, 2025, as compared to the same period in the prior year primarily due to a decrease in personnel costs primarily attributable to a decrease in average staffing levels and forfeiture of certain equity incentive awards, partially offset by an increase in commissions.

- **Research and development expenses.** Research and development expenses consist of the personnel costs for our software engineering personnel and related overhead costs. Research and development expenses decreased by $24.6 million for the year ended December 31, 2025, as compared to the same periods in the prior year, primarily due to a decrease in personnel costs primarily attributable to a decrease in average staffing levels and forfeiture of certain equity incentive awards, partially offset by increased cloud-hosting costs used for internal development and testing.

- **General and administrative expenses.** General and administrative expenses consist of personnel and related overhead costs, and other costs of our executive, finance, human resources, information systems, and administrative departments, as well as third-party consulting, legal, and other professional fees, and third-party costs associated with our digital asset holdings. General and administrative expenses increased by $11.4 million for the year ended December 31, 2025, as compared to the same period in the prior year, primarily due to higher bitcoin custody fees, advocacy expenses, and public filing costs, partially offset by a reduction in personnel costs and decreased legal fees.

Interest Expense, Net

Interest expense, net, primarily relates to the contractual interest expense and amortization of issuance costs related to our long-term debt arrangements, as offset by interest income earned on interest-bearing cash equivalents held in our USD Reserve. The following table sets forth interest expense, net (in thousands) for the periods indicated:

	Year Ended December 31,	
	2025	2024
Interest expense, net:		
2025 Convertible Notes	$ —	$ 3,865
2027 Convertible Notes	401	4,046
2028 Convertible Notes	10,505	2,939
2029 Convertible Notes	7,279	787
2030A Convertible Notes	8,937	7,241
2030B Convertible Notes	4,263	—
2031 Convertible Notes	7,739	6,063
2032 Convertible Notes	20,696	11,067
2028 Secured Notes	—	23,915
Other interest expense, net	5,148	2,018
Total interest expense, net	$ 64,968	$ 61,941

Other (Expense) Income, Net

Other expense, net, of $— million in 2025 was comprised primarily of foreign currency transaction net losses. Other income, net of $3.5 million in 2024 was comprised primarily of foreign currency transaction net gains.

Income Taxes

We recorded a benefit from income taxes of $1.68 billion on a pretax loss of $5.53 billion that resulted in an effective tax rate of 30.4% for the year ended December 31, 2025, as compared to a benefit from income taxes of $767.7 million on a pre-tax loss of $1.93 billion that resulted in an effective tax rate of 39.7% for the year ended December 31, 2024. During the year ended December 31, 2025, our provision for income taxes primarily related to (i) the tax effect of the unrealized loss on digital assets and (ii) a tax benefit related to share-based compensation (including the income tax effects of exercises of stock options and vesting of share-settled restricted stock units). During the year ended December 31, 2024, our benefit from income taxes primarily related to (i) a tax benefit from an increase in our deferred tax asset related to the impairment on our bitcoin holdings and (ii) a tax benefit related to share-based compensation (including the income tax effects of exercises of stock options and vesting of share-settled restricted stock units).

As of December 31, 2025, we had a valuation allowance of $0.5 million primarily related to our deferred tax assets related to foreign tax credits in certain jurisdiction. As of December 31, 2025, we had deferred tax liabilities with respect to the unrealized gain on our bitcoin holdings of approximately $2.42 billion. Our deferred tax liabilities are partially offset by deferred tax assets, such as net operating losses and capitalized research and development costs. As of December 31, 2025, the cost basis of the bitcoin we held was less than its fair market value. However, as of the date of this report, the cost basis of the bitcoin we hold exceeds its fair market value. If the fair market value of bitcoin declines as of the end of any future period from the end of the prior period, our deferred tax liability with respect to the unrealized gain on our bitcoin holdings will decrease, and we may be required to establish additional valuation allowances against our deferred tax assets. If the fair market value of bitcoin declines to the point where the cost basis of the bitcoin the Company holds exceeds its fair market value, the deferred tax liability with respect to the unrealized gains would be reversed and a deferred tax asset for the unrealized loss would be recorded and we would be required to establish a valuation allowance against all of our US federal and state deferred tax assets. Such increases in valuation allowances could materially and adversely affect net income in periods in which such charges are incurred. We routinely consider actions necessary to preserve or utilize tax attributes. We will continue to regularly assess the realizability of deferred tax assets.

Our effective tax rate may fluctuate due to changes in our domestic and foreign earnings and losses, material discrete tax items, or a combination of these factors resulting from transactions or events.

See "Factors Impacting Results – Tax" for a for a discussion of tax factors which have had, and may continue to have, a significant impact on our results.

Deferred Revenue and Advance Payments

Deferred revenue and advance payments represent amounts received or due from our customers in advance of our transferring our software or services to the customer. In the case of multi-year service contract arrangements, we generally do not invoice more than one year in advance of services and do not record deferred revenue for amounts that have not been invoiced. Revenue is subsequently recognized in the period(s) in which control of the software or services is transferred to the customer.

Total deferred revenue and advance payments. Total deferred revenue and advance payments increased by $34.6 million as of December 31, 2025, compared to December 31, 2024, primarily due to (i) an increase in deferred subscription services revenue from new subscription service contracts with existing on-premises customer and new customers, partially offset by (ii) a decrease in deferred product support revenue due to on-premises customers converting to subscription services contracts and timing of product support renewals.

Current deferred revenue and advance payments increased by $34.1 million as of December 31, 2025, compared to December 31, 2024. Non-current deferred revenue and advance payments increased by $0.5 million as of December 31, 2025, compared to December 31, 2024.

Remaining performance obligation. Our remaining performance obligation represents contracted future revenue, including deferred revenue, advance payments, and non-cancellable billable amounts that will be invoiced and recognized in future periods. As of December 31, 2025, our remaining performance obligation was $588.0 million of which approximately $344.2 million is expected to be recognized as revenue over the next 12 months. The timing of revenue recognition may vary depending on our satisfaction of related performance obligations, and the amount of deferred revenue, advance payments, and remaining performance obligations at any date may not be indicative of future revenues.

Liquidity and Capital Resources

Liquidity

Principal and Potential Sources of Liquidity

Our principal sources of liquidity include:

- **Cash and cash equivalents:** Cash and cash equivalents may include holdings in bank demand deposits, money market instruments, certificates of deposit, and U.S. Treasury securities. As of December 31, 2025 and 2024, the amount of cash and cash equivalents held by our U.S. entities was $2.25 billion and $8.8 million, respectively, and by our non-U.S. entities was $50.0 million and $29.3 million, respectively. We earn a significant amount of our revenues outside the United States. We did not repatriate any foreign earnings and profits during the years ended December 31, 2025 and 2024. Integral to our cash and cash equivalents is our USD Reserve. As of February 13, 2026 and December 31, 2025, the balance of the USD Reserve was $2.25 billion. See "Availability of the USD Reserve" below for additional information.

- **Accounts receivable:** The primary sources of cash provided by operating activities are cash collections of our accounts receivable from customers following the sales and renewals of our product licenses, subscription services and product support services. As of December 31, 2025 and, 2024, our accounts receivable, net of allowance for credit losses was $205.8 million and $181.2 million, respectively. See "Cash Flows" below for a discussion of our accounts receivables.

Our potential sources of liquidity include:

- **Bitcoin:** As of December 31, 2025 and 2024, we held approximately 672,500 and 447,470 bitcoins, respectively, all of which were unencumbered. As of February 13, 2026, we held approximately 717,131 bitcoins, all of which were unencumbered, and which had an aggregate fair market value of $49.29 billion as of February 13, 2026 (based on the market price of $68,734 of one bitcoin as reported on the Coinbase exchange as of February 13, 2026, 4:00 p.m. Eastern Time). As discussed further below, although we do not anticipate needing to use our bitcoin to meet our liquidity needs in the next twelve months, we believe our substantial bitcoin holdings can serve as a source of liquidity, if necessary. See "Availability of Bitcoin for Liquidity" below.

- **ATM Offerings:** As of December 31, 2025 and February 13, 2026, we had the following capacities of the following securities available for issuance and sale under our ATM programs (in millions):

	December 31, 2025	February 13, 2026
STRF Stock	$ 1,619.3	$ 1,619.3
STRC Stock	$ 4,042.4	$ 3,542.8
STRK Stock	$ 20,335.0	$ 20,331.6
STRD Stock	$ 4,014.8	$ 4,014.8
Class A common stock	$ 11,502.8	$ 7,883.7

Short-term and Long-term Liquidity Needs

As of December 31, 2025, our short-term and long-term liquidity needs include the following:

- **Short-term Liquidity.** Our short-term liquidity needs include working capital requirements, anticipated capital expenditures, dividend obligations on our STRK Stock to the extent that we do not pay such dividends in the form of shares of our class A common stock, dividend obligations on our STRF Stock, STRC Stock, and STRE Stock, regular dividends on our STRD Stock, interest payments on our Convertible Notes and contractual obligations due within the next twelve months.

- **Long-Term Liquidity.** Beyond the next 12 months, our long-term cash needs are primarily for obligations related to our long-term debt and for payment of dividend obligations on our Preferred Stock. We also have long-term cash requirements for needs related to our operating leases, delivery of our new corporate aircraft, and our various purchase agreements primarily related to third-party cloud hosting services and third-party software supporting our products, marketing, and operations.

For further details regarding certain of our short-term and long-term liquidity needs, see "Contractual and Other Obligations" below.

Maturities and Holder Repurchase Rights.

The Convertible Notes have scheduled maturity dates and become subject to holder put option rights as follows:

Convertible Notes	Outstanding Principal Amount as of December 31, 2025 (in thousands)	Maturity Date	Put Option Date (1)
2028 Convertible Notes	$ 1,010,000	September 15, 2028	September 15, 2027
2029 Convertible Notes	$ 3,000,000	December 1, 2029	June 1, 2028
2030A Convertible Notes	$ 800,000	March 15, 2030	September 15, 2028
2030B Convertible Notes	$ 2,000,000	March 1, 2030	March 1, 2028
2031 Convertible Notes	$ 603,659	March 15, 2031	September 15, 2028
2032 Convertible Notes	$ 800,000	June 15, 2032	June 15, 2029

(1) Holders of the Convertible Notes may require us to repurchase for cash all or a portion of the Convertible Notes at 100% of principal plus accrued and unpaid interest on the dates indicated.

Conversion of Convertible Notes. If the conditional conversion features of the Convertible Notes are triggered and holders of our Convertible Notes elect to convert their Convertible Notes, we may elect to settle the conversions of such Convertible Notes in shares of our class A common stock, or a combination of cash and shares of class A common stock, rather than in all cash, which may enable us to reduce the amount of our cash obligations under the Convertible Notes. None of our Convertible Notes are convertible at the option of holders during the three months ending March 31, 2026.

Satisfying Liquidity Needs

We do not expect cash and cash equivalents generated by our software operations to be sufficient to satisfy our short-term or long-term liquidity needs. However, we expect to be able to use cash proceeds from sales of our class A common stock under our ATM, cash we hold in the USD Reserve and cash proceeds from additional equity or debt financings (including, but not limited to, ATMs of our STRC Stock, STRK Stock, or STRD Stock, as applicable) to meet our short-term liquidity needs. Although the establishment of the USD Reserve is intended to reduce the likelihood that we will sell bitcoin to meet our short-term liquidity needs and we do not anticipate needing to use our bitcoin to do so, if and to the extent it should become necessary, we would seek to use proceeds from the sale of our bitcoin to meet such needs. Additionally, we would seek to satisfy our long-term liquidity needs, including our debt and dividend obligations, through various means that we expect to be available to us, such as cash we hold in our USD Reserve, refinancing our debt or generating cash from other sources, which may include proceeds from equity or debt financings or the sale of our bitcoin.

Availability of the USD Reserve for Liquidity

In December 2025, we established the USD Reserve, a management-designated portion of our liquidity intended to support the payment of dividends on our preferred stock and interest on our outstanding indebtedness. As of December 31, 2025, and February 13, 2026, we held $2.25 billion in our USD Reserve, held in cash and cash equivalents. To date, we have funded our USD Reserve by using the proceeds of the sale of class A common stock under our ATM. Our ability to maintain the USD Reserve at target levels is subject to market conditions and other factors outside of our control, including obtaining equity financing in a timely manner, on favorable terms, or at all. See "Risks Related to Our Business in General — A significant decrease in the fair market value of our bitcoin holdings could adversely affect our ability to satisfy our financial obligations or liquidity needs" in Part I, Item 1A, "Risk Factors" of this Annual Report for additional information.

The USD Reserve is maintained within our general treasury and cash management framework and is not held in a segregated account or subject to any contractual, board-approved, or other mandate requiring that it be maintained for the payment of dividends or interest, or for any other specified purpose. We may, in our sole and absolute discretion, increase, reduce, eliminate, adjust, or reallocate amounts designated as part of the USD Reserve from time to time based on market conditions, liquidity needs, risk considerations, and other factors. The designation of assets as part of the USD Reserve does not create any lien, security interest, or other priority right in favor of any holder of our securities or indebtedness. To optimize our cash management, we may also deploy assets designated as part of the USD Reserve into USD-denominated and/or USD-referenced assets, including instruments that do not constitute cash or cash equivalents.

Availability of Equity and Debt Financing for Liquidity

Our ability to obtain equity and debt financing is subject to market conditions and other factors outside of our control, and we may not be able to obtain equity or debt financing in a timely manner, on favorable terms, or at all. See "Risks Related to Our Business in General— A significant decrease in the fair market value of our bitcoin holdings could adversely affect our ability to satisfy our financial obligations or liquidity needs" in Part I, Item 1A, "Risk Factors" of this Annual Report for additional information.

Our ability to issue preferred stock and obtain debt financing, on terms we consider favorable, or at all, may also be affected in part by our corporate credit rating. On October 27, 2025, S&P Global Ratings assigned us a corporate credit rating of B-. S&P Global Ratings affirmed this rating in December 2025 following our establishment of the USD Reserve. This credit rating is not a recommendation by the rating agency to buy, sell, or hold our securities, is subject to revision or withdrawal at any time by the rating agency and should be evaluated independently of any other credit rating we may receive.

S&P Global Ratings and other credit rating agencies review their ratings periodically, and there is no guarantee our current corporate credit rating will remain the same as described above. If our corporate credit rating were to be lowered, or if we were to be assigned lower corporate credit ratings by other rating agencies, or if any of our securities were to be assigned lower credit ratings, our ability to access the preferred stock and debt markets, our cost of funds, and other terms for new issuances of preferred stock or debt could be adversely impacted.

Availability of Bitcoin for Liquidity

We do not believe we will need to sell or engage in other transactions with respect to any of our bitcoins within the next twelve months to meet our liquidity needs, although we may from time to time sell or engage in other transactions with respect to our bitcoins as part of treasury management operations, as noted above. The bitcoin market historically has been characterized by significant volatility in its price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of instability in the bitcoin market, we may not be able to sell our bitcoins at reasonable prices or at all. As a result, our bitcoins are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. In addition, upon sale of our bitcoin, we may incur additional taxes related to any realized gains or we may incur capital losses as to which the tax deduction may be limited. See "Risks Related to Our Bitcoin Strategy and Holdings—Our bitcoin holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents" in Part I, Item 1A, "Risk Factors" of this Annual Report for additional information.

Capital Plan

In May 2025, we announced a capital plan to raise $84 billion in the medium-to-long term, including $42 billion of equity capital and $42 billion of fixed-income instruments, including debt, convertible notes and preferred stock. This capital plan reflects an increase from our capital plan initially announced in October 2024 to raise $42 billion in aggregate, and includes capital raised through the original plan.

Capital Markets Transactions

Initial Public Offerings of Preferred Stock

We completed five initial public offerings of Preferred Stock during the year ended December 31, 2025. In connection with each offering, we have filed certificates of designations with the Secretary of State of Delaware designating the aggregate shares issued of, and establishing the terms of, each preferred stock instrument:

	Date	Shares Sold	Net Proceeds (millions) [1]
STRF Stock	March 25, 2025	8,500,000	$ 710.9
STRC Stock	July 29, 2025	28,011,111	$ 2,473.8
STRE Stock	November 13, 2025	7,750,000	€ 608.7 [2]
STRK Stock	February 5, 2025	7,300,000	$ 563.2
STRD Stock	June 10, 2025	11,764,700	$ 979.5

(1) After deducting the underwriting discounts and commissions and our offering expenses.

(2) Approximately $707.1 million U.S. dollars (based upon the Euro to U.S. dollar exchange rate of €1.00/$1.16).

All net proceeds from these offerings were used for general corporate purposes, including the acquisition of bitcoin and for working capital.

At-the-Market Offerings

As noted above, we sold shares of STRF Stock, STRC Stock, STRK Stock, STRD Stock and class A common stock from time to time pursuant to our ATMs during 2025 and our class A common stock from time to time pursuant to our ATMs during 2024. See "Capital Markets Activity" for additional information about our ATM activity for the years ended December 31, 2025 and 2024 and "Liquidity and Capital Resources - Liquidity" for our ATM capacity as of February 13, 2026.

Debt Offerings

During the fiscal year ended December 31, 2025, we received net proceeds of approximately $1.98 billion from the issuance of our 2030B Convertible Notes. We used the net proceeds from this offering for general corporate purposes, including the acquisition of bitcoin and for working capital. During the year ended December 31, 2024, we received approximately $6.13 billion in aggregate net proceeds from the issuances of our 2028 Convertible Notes, 2029 Convertible Notes, 2030A Convertible Notes, 2031 Convertible Notes, and 2032 Convertible Notes. We principally used the net proceeds from these Convertible Notes to acquire bitcoin, and we used a portion of the net proceeds from the 2028 Convertible Notes to redeem our 6.125% Senior Secured Notes due 2028.

See "Capital Markets Activity" above and Note 8, Long-term Debt to the Notes to Consolidated Financial Statements contained in Part II, Item 8 of this of this Annual Report for additional information.

Contractual and Other Obligations

Our material contractual obligations and cash requirements as of December 31, 2025 consist of:

- Principal and interest payments related to our long-term debt, which includes:

  ◦ Principal due upon maturity of our long-term debt instruments in the aggregate of $8.25 billion;

  ◦ $17.3 million in aggregate coupon interest due each semi-annual period for the Outstanding Convertible Notes; and

  ◦ $0.3 million due monthly in principal and interest related to our other long-term secured debt.

- Payments under various purchase agreements, primarily related to third-party cloud hosting services and third-party software supporting our products, marketing, and operations, and a new corporate aircraft;

- Rent payments under noncancellable operating leases;

- Declared regular dividends, if any, on our Preferred Stock (in each case, to the extent declared by our board of directors or a duly authorized committee thereof). For additional information about our dividends declared and paid during the year ended December 31, 2025, and the dividends payable in the future as and if declared, see "Dividends" below.

- Ongoing personnel-related expenditures and vendor payments.

The above items are explained in further detail in Note 8, Long-term Debt and Note 12, Redeemable Preferred Stock, to the Consolidated Financial Statements as well as under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" included in this Annual Report.

Dividends

The following table sets forth the aggregate dividends paid for the year ended December 31, 2025 (in thousands):

	Year Ended December 31, 2025
STRF Stock	$ 86,803
STRC Stock	122,071
STRE Stock [1]	12,002
STRK Stock	87,795
STRD Stock	72,696
Total	$ 381,367

[1] Reflects the Euro to USD exchange rate then in effect at the time of the applicable STRE Stock dividend payment.

We did not pay any dividends on our capital stock during the year ended December 31, 2025.

On December 31, 2025, we announced that our board of directors increased the monthly regular dividend rate per annum on STRC Stock from 10.75% to 11.00% effective for monthly periods commencing on or after January 1, 2026 and declared a monthly cash dividend of $0.916666667 per share payable on STRC Stock on January 31, 2026 to stockholders of record as of 5:00 p.m., New York City time, on January 15, 2026. For a discussion of the dividends paid and payable on, and other rights of the STRF Stock, STRC Stock, STRE Stock, STRK Stock, and STRD Stock, see Note 12, Redeemable Preferred Stock, and Note 18, Subsequent Events, to the Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report.

Our declared regular dividends, if any, on our Preferred Stock, (in each case, to the extent declared by our board of directors or a duly authorized committee thereof), which, based on the number of shares of Preferred Stock outstanding as of February 13, 2026 (except as set forth below), would include:

- $32.1 million dividends payable each quarterly period on our STRF Stock;

- $32.4 million dividends payable each monthly period on our STRC Stock (assuming the current dividend rate of 11.25% remains unchanged);

- $23.0 million dividends payable each quarterly period on our STRE Stock (which is the Euro to U.S. dollar exchange rate displayed on the Bloomberg page "BFIX" as of 12:30 P.M. (New York City time) on February 13, 2026);

- $28.0 million dividends payable each quarterly period on our STRK Stock; and

- $35.1 million dividends payable each quarterly period on our STRD Stock.

Other than additional issuances of Preferred Stock and associated increases in the required dividends on our STRF Stock, STRC Stock, and STRK Stock, and the regular dividends on our STRD Stock, all of which are described more fully above, there have been no changes to our material contractual obligations and cash requirements since December 31, 2025.

Cash Flows

The following table sets forth a summary of our cash flows (in thousands) and related percentage changes for the periods indicated:

	2025	2024	% change
Net cash used in operating activities	$ (67,241)	$ (53,032)	26.8%
Net cash used in investing activities	(22,512,295)	(22,086,237)	1.9%
Net cash provided by financing activities	24,843,527	22,132,641	12.2%
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(544)	(2,148)	-74.7%
Net increase (decrease) in cash, cash equivalents, and restricted cash	2,263,447	(8,776)	-25891.3%
Cash, cash equivalents, and restricted cash, beginning of period	39,897	48,673	-18.0%
Cash, cash equivalents, and restricted cash, end of period	$ 2,303,344	$ 39,897	5673.2%

Net cash used in operating activities. The primary sources of cash used by operating activities are cash collections of our accounts receivable from customers following the sales and renewals of our product licenses, subscription services and product support, as well as consulting and education services. Our primary uses of cash in operating activities are for personnel-related expenditures for software development, personnel-related expenditures for providing consulting, education, and subscription services, and for sales and marketing costs, general and administrative costs, interest expense related to our long-term debt arrangements, and income taxes. Non-cash items to further reconcile net income (loss) to net cash (used in) provided by operating activities consist primarily of depreciation and amortization, reduction in the carrying amount of operating lease right-of-use assets, deferred taxes, release of liabilities for unrecognized tax benefits, share-based compensation expense, unrealized loss or gain on digital assets, digital asset impairment losses, and amortization of the issuance costs on our long-term debt.

Net cash used in operating activities increased $14.2 million for the year ended December 31, 2025, as compared to the same period in the prior year, mainly due to a $2.68 billion increase in net loss and a $13.1 million increase from changes in operating assets and liabilities, offset by a $2.68 billion increase in non-cash items (principally related to unrealized losses on digital assets). In particular, our cash from operations has been negatively impacted by our continued transition of customers to subscription services offerings, which has resulted in (i) reduced cash collections due to invoicing over multiple years, (ii) increased commissions and (iii) increased costs of our cloud infrastructure to support increased usage. We have also incurred additional bitcoin advocacy costs, custodial fees and personnel costs as we continue to pursue our bitcoin strategy. Our interest payments for the year ended December 31, 2025 have increased compared to the same period in the prior year primarily due to the issuance of the 2028 Convertible Notes.

Net cash used in investing activities. The changes in net cash used in investing activities primarily relate to purchases of digital assets, advance deposits on a new corporate aircraft, and expenditures on property and equipment. Net cash used in investing activities increased $426.1 million for the year ended December 31, 2025, as compared to the same period in the prior year, primarily due to a $394.3 million increase in purchases of bitcoins and a $26.5 million deposit on a new corporate aircraft. During the year ended December 31, 2025, we purchased $22.47 billion of bitcoin using net proceeds from the issuances of our 2030B Convertible Notes; net proceeds from the initial public offerings of our STRF Stock, STRC Stock, STRE Stock, STRK Stock and STRD Stock; and net proceeds from the sale of STRF Stock, STRC Stock, STRK Stock, STRD Stock and class A common stock under our ATMs, respectively; while during the year ended December 31, 2024, we purchased $22.07 billion of bitcoin using net proceeds from the issuances of our 2028 Convertible Notes, 2029 Convertible Notes, 2030A Convertible Notes, 2031 Convertible Notes, and 2032 Convertible Notes, net proceeds from the class A common stock ATMs, and Excess Cash. "Excess Cash" refers to cash in excess of the minimum Cash Assets that we are required to hold under our Treasury Reserve Policy, which may include cash generated by operating activities and cash from the proceeds of financing activities.

Net cash provided by financing activities. The changes in cash provided by financing activities primarily relate to the issuance and subsequent repayment of long-term debt; the sale of class A common stock under our ATMs; the sale of STRF Stock, STRC Stock, STRK Stock and STRD Stock under our ATMs; dividends paid on our STRF Stock, STRC Stock, STRE Stock, STRK Stock and STRD Stock, net proceeds from the initial public offerings of our STRF Stock, STRC Stock, STRE Stock, STRK Stock, and STRD Stock; the exercise or vesting of certain awards under the 2013 Stock Incentive Plan (as amended, the "2013 Equity Plan"), and the 2023 Equity Incentive Plan (as amended, the "2023 Equity Plan," and, together with the 2013 Equity Plan, the "Stock Incentive Plans")), and the sales of class A common stock under the 2021 Employee Stock Purchase Plan. Net cash provided by financing activities increased $2.71 billion for the year ended December 31, 2025, as compared to the same period in the prior year, primarily due to (i) $6.92 billion in aggregate net proceeds from the initial public offerings of our STRF Stock, STRC Stock, STRE Stock, STRK Stock, STRD Stock, and sales of STRF Stock, STRC Stock, STRK Stock and STRD Stock under our ATMs, respectively during the year ended December 31, 2025, partially offset by (ii) a $83.0 million decrease in net proceeds from our sale of class A common stock under our class A common stock ATMs and (iii) a $4.15 billion decrease in long-term debt proceeds, net of issuance costs, during the year ended December 31, 2025, as compared to the same period in the prior year; (iv) a $142.1 million decrease in proceeds from the exercise of stock options under the Stock Incentive Plans in the year ended December 31, 2025, as compared to the same period in the prior year and (v) $381.4 million in dividends paid on our Preferred Stock during the year ended December 31, 2025.

Long-term Debt

The terms of each of our long-term debt instruments and the interest payments we have made and are obligated to make on our long-term debt instruments are discussed more fully in Note 8, Long-term Debt, to the Consolidated Financial Statements included in this Annual Report.

We or our affiliates may, at any time and from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. We may also seek to prepay our outstanding indebtedness. The amounts involved in any such repurchase or prepayment may be material. We could seek to fund any such debt repurchases or prepayments using proceeds from equity offering programs that we may choose to undertake from time-to-time.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of our Consolidated Financial Statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and equity, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results and outcomes could differ from these estimates and assumptions.

Critical accounting estimates are those that involve a high degree of estimation uncertainty and have had, or are reasonably likely to have, a material impact on our financial condition or results of operations. Although the application of our accounting policies requires the use of estimates and judgments, as of the date of this report, we have concluded that none of our accounting estimates meet the definition of critical accounting estimates.

Important Information about KPIs

The following table presents total bitcoin holding, basic shares outstanding, Assumed Diluted Shares Outstanding, Bitcoin per basic shares outstanding (in Sats), BPS (in Sats), and bitcoin price for the periods as indicated. On August 7, 2024, we completed a 10-for-1 stock split of our class A and class B common stock. See Note 2(a), Summary of Significant Accounting Policies, to the Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report, for further information. As a result of the stock split, all applicable share and per share information presented within the calculation of our KPIs in this Annual Report have been retroactively adjusted to reflect the stock split for all periods presented.

	As of December 31		
	2025	**2024**	**2023**
Total Bitcoin Holdings	672,500	447,470	189,150
Shares Outstanding (in thousands)			
Class A Common Stock	292,422	226,138	149,041
Class B Common Stock	19,640	19,640	19,640
Basic Shares Outstanding	312,062	245,778	168,681
2025 Convertible Notes, convertible at $39.80	—	—	16,330
2027 Convertible Notes, convertible at $143.25	—	7,330	7,330
2028 Convertible Notes, convertible at $183.19	5,513	5,513	—
2029 Convertible Notes, convertible at $672.40	4,462	4,462	—
2030A Convertible Notes, convertible at $149.77	5,342	5,342	—
2030B Convertible Notes, convertible at $433.43	4,614		
2031 Convertible Notes, convertible at $232.72	2,594	2,594	—
2032 Convertible Notes, convertible at $204.33	3,915	3,915	—
STRK Stock, convertible at $1,000.00	1,398	—	—
Options Outstanding	3,662	4,956	12,936
Restricted Stock Units and Performance Stock Units Unvested	1,335	1,845	2,359
Assumed Diluted Shares Outstanding (in thousands)	344,897	281,735	207,636
Bitcoin Per Basic Shares Outstanding (in Sats)	215,502	182,063	112,135
Bitcoin Per Assumed Diluted Shares Outstanding Share (BPS) (in Sats)	194,986	158,826	91,097
Bitcoin Price	$ 87,515	$ 93,390	$ 42,531

Bitcoin Per Share (in Sats), or BPS, is a KPI that represents the ratio between our bitcoin holdings and Assumed Diluted Shares Outstanding, expressed in terms of Satoshis (or Sats), where:

- "Assumed Diluted Shares Outstanding" refers to the aggregate of our Basic Shares Outstanding as of the dates presented plus all additional shares that would result from the assumed conversion of all outstanding convertible notes and convertible preferred stock, exercise of all outstanding stock option awards, and settlement of all outstanding restricted stock units and performance stock units as of such dates. Assumed Diluted Shares Outstanding is not calculated using the treasury method, incorporates approximate forfeitures of awards in the current period which may be subject to future adjustment and does not take into account any vesting conditions (in the case of equity awards), the exercise price of any stock option awards or any contractual conditions limiting convertibility of convertible debt instruments.

- "Basic Shares Outstanding" reflects the actual class A common stock and class B common stock outstanding as of the dates presented. For purposes of this calculation, outstanding shares of such stock are deemed to include shares, if any, that (A) were sold under ATMs, or (B) were to be issued pursuant to (i) options that had been exercised, (ii) restricted stock units that have vested or (iii) conversion requests received with respect to convertible securities, but which in each case were pending issuance as of the dates presented.

- A "Satoshi" or a "Sat" is one one-hundred-millionth of one bitcoin, currently the smallest indivisible unit of a bitcoin.

	Year Ended December 31,		
	2025	**2024**	**% Change**
BTC Yield	22.8%	74.3%	(51.5%) (1)
BTC Gain	101,873	140,631	(27.6)%
BTC $ Gain (in millions, except percentage)	$ 8,915	$ 13,134	(32.1)%

(1) Represents the absolute change between the periods presented.

BTC Yield is a KPI that represents the percentage change in BPS from the beginning of a period to the end of a period.

BTC Gain is a KPI that represents the number of bitcoins held by us at the beginning of a period multiplied by the BTC Yield for such period.

BTC $ Gain is a KPI that represents the dollar value of the BTC Gain calculated by multiplying the BTC Gain by the market price of bitcoin. For determining BTC $ Gain quarter to date or year to date, unless otherwise specified, we use the current market price of bitcoin. For determining BTC $ Gain for a past fiscal year or other past period, we use the market price of bitcoin as of 4:00pm ET as reported on the Coinbase exchange on the last day of the applicable period. We use these market prices of bitcoin for this calculation solely for the purpose of facilitating this illustrative calculation.

We use BPS, BTC Yield, BTC Gain and BTC $ Gain as KPIs to help assess the performance of our strategy of acquiring bitcoin in a manner we believe is accretive to shareholders. We also believe these KPIs can supplement investors' understanding of how we choose to fund bitcoin purchases and the value created in a period:

- BPS measures the ratio of our bitcoin holdings to Assumed Diluted Shares Outstanding, which provides management and investors a baseline with which to assess our achievement of our strategy of acquiring bitcoin in an accretive manner over a given period. When evaluating a capital raise transaction, we review this metric and consider the impact such transaction will have on this ratio on a pro forma basis. This metric forms the baseline for our BTC Yield, BTC Gain and BTC $ Gain KPIs, which present changes in BPS from the beginning of a period to the end of the period in different formats, and which we review to assess the performance of our strategy of acquiring bitcoin in a manner we believe to be accretive to shareholders.

- BTC Yield measures the percentage change in BPS from the beginning of a period to the end of a period, which helps management and investors assess how our achievement of our strategy of acquiring bitcoin in an accretive manner varies across periods. We use BTC Yield to evaluate whether our capital markets activity and bitcoin acquisition strategy resulted in gross per-share accretion (or dilution) on an Assumed Diluted Shares Outstanding basis over an applicable period, and to compare the impact of our strategy across periods.

- BTC Gain hypothetically expresses the percentage change reflected in the BTC Yield metric as if it reflected an increase in the amount of bitcoin held at the end of the applicable period as compared to the beginning of such period, which provides management and investors with visibility into the absolute change in our bitcoin holdings resulting from our BTC Yield. We use BTC Gain to measure the accretive or dilutive impact of the change in BPS over an applicable period in absolute terms relative to our bitcoin holdings. This metric can be particularly helpful when comparing the execution of our capital markets strategy across periods, as BTC Yield may be lower when our bitcoin asset base is larger, but result in the same BTC Gain. For example, a 10% BTC Yield with a starting amount of 100,000 bitcoin will result in 10,000 BTC Gain, which is the same BTC Gain that would result from 5% BTC Yield with a starting amount of 200,000 bitcoin.

- BTC $ Gain further expresses the percentage change reflected in the BTC Yield metric as an illustrative dollar value by multiplying that bitcoin-denominated change by the market price of bitcoin at the end of the applicable period as described above. We refer to this metric for illustrative purposes to consider the magnitude of our BTC Gain for an applicable period with reference to the market price of bitcoin as of the end of an applicable period.

When we use these KPIs, management takes into account the various limitations of these metrics, including that:

- the KPIs do not take into account that our assets, including our bitcoin, are subject to (i) all of our existing and future liabilities, including our debt, and (ii) the preferential rights of our preferred stockholders to dividends and our assets in a liquidation, and that all such claims rank to senior to those of our common equity; therefore holders of such excluded instruments may have claims on our assets (including bitcoin) senior to those of holders of common stock in the event of our liquidation, and as a result the additional bitcoin acquired using proceeds from the sale of such instruments may not accrete to common stockholders; and

- the KPIs assume that all indebtedness will be refinanced or, in the case of our senior convertible debt instruments and convertible preferred stock, converted into shares of class A common stock in accordance with their respective terms.

BPS, BTC Yield, BTC Gain and BTC $ Gain are not, and should not be understood as, financial performance, valuation or liquidity measures. Specifically:

- BPS does not represent (i) our ability to satisfy our financial obligations, or (ii) our book value per share. Ownership of a share of our common stock does not represent an ownership interest in the bitcoin held by us.

- BTC Yield is not equivalent to "yield" in the traditional financial context. It is not a measure of the return on investment our shareholders may have achieved historically or can achieve in the future by purchasing our stock, or a measure of income generated by our operations or our bitcoin holdings, return on investment on our bitcoin holdings, or any other similar financial measure of the performance of our business or assets.

- BTC Gain and BTC $ Gain are not equivalent to "gain" in the traditional financial context. They also are not measures of the return on investment our shareholders may have achieved historically or can achieve in the future by purchasing our stock, or measures of income generated by our operations or our bitcoin holdings, return on investment on our bitcoin holdings, or any other similar financial measure of the performance of our business or assets. It should also be understood that BTC $ Gain does not represent a fair value gain of our bitcoin holdings, and BTC $ Gain may be positive during periods when we have incurred fair value losses on our bitcoin holdings.

The trading price of our class A common stock is informed by numerous factors in addition to our bitcoin holdings and our actual or potential shares of class A common stock outstanding, and as a result, the trading price of our securities can deviate significantly from the fair market value of our bitcoin, and none of BPS, BTC Yield, BTC Gain or BTC $ Gain are indicative or predictive of the trading price of our securities.

Investors should rely on the financial statements and other disclosures contained in our SEC filings. In particular, we have adopted Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets ("ASU 2023-08"), which requires that we measure our bitcoin at fair value in our statement of financial position as of the end of a reported period, and recognize gains losses from changes in the fair value in net income for the reported period. As a result, we may incur unrealized gain or loss on digital assets based on changes in the market price of bitcoin during a period, which would not be reflected in BPS, BTC Yield, BTC Gain or BTC $ Gain. For example, if we increase our bitcoin holdings relative to Assumed Diluted Shares Outstanding during a reported period, we would achieve increased BPS and positive BTC Yield, BTC Gain and BTC $ Gain even if we report significant unrealized loss on digital assets for the period. Similarly, if we increase Assumed Diluted Shares Outstanding at a faster rate than our bitcoin holdings, then we would experience decreased BPS and negative BTC Yield, BTC Gain, and BTC $ Gain, even if we report significant unrealized gain on digital assets for the period.

As noted above, these KPIs are narrow in their purpose and are used by management to assist it in assessing whether we are raising and deploying capital in a manner accretive to shareholders solely as it pertains to our bitcoin holdings.

In calculating these KPIs, we do not consider the source of capital used for the acquisition of our bitcoin. When we purchase bitcoin using proceeds from offerings of non-convertible notes or non-convertible preferred stock, or convertible notes or preferred stock that carry conversion prices above the current trading price of our common stock or conversion rights that are not then exercisable, such transactions have the effect of increasing the BPS, BTC Yield, BTC Gain and BTC $ Gain, while also increasing our indebtedness and senior claims of holders of instruments other than class A common stock with respect to dividends and to our assets, including our bitcoin, if we were to liquidate, in a manner that is not reflected in these metrics.

If any of our convertible notes mature or are redeemed without being converted into common stock, or if we elect to redeem or repurchase our non-convertible instruments, we may be required to sell shares of our class A common stock or bitcoin to generate sufficient cash proceeds to satisfy those obligations, either of which would have the effect of decreasing BPS, BTC Yield, BTC Gain and BTC $ Gain, and adjustments for such decreases are not contemplated by the assumptions made in calculating these metrics. Accordingly, these metrics might overstate or understate the accretive nature of our use of capital to buy bitcoin because not all bitcoin is purchased using proceeds of issuances of class A common stock, instruments that are convertible into class A common stock may be forfeited or repaid with funds other than from the sale of class A common stock in the period in question rather than being exercised for or converted into class A common stock, and not all proceeds from issuances of class A common stock are used to purchase bitcoin.

In addition, we are required to pay dividends with respect to our perpetual preferred stock in perpetuity. We could pay these dividends with cash or, in the case of STRK Stock, by issuing shares of class A common stock. We have issued shares of class A common stock for cash to fund the payment of cash dividends, and we may in the future issue shares of class A common stock in lieu of paying dividends on STRK Stock. As a result, we have experienced, and may experience in the future, increases in Assumed Diluted Shares Outstanding without corresponding increases in our bitcoin holdings, resulting in decreases in BPS, BTC Yield, BTC Gain and BTC $ Gain for the applicable periods.

We have historically not paid any dividends on our shares of class A common stock, and by presenting these KPIs we make no suggestion that we intend to do so in the future. Ownership of our securities, including our class A common stock and preferred stock, does not represent an ownership interest in, or a redemption right with respect to, the bitcoin we hold.

We determine our KPI targets based on our history and future goals. Our ability to maintain any given level of BPS, or achieve positive BTC Yield, BTC Gain, or BTC $ Gain may depend on a variety of factors, including factors outside of our control, such as the price of bitcoin, and the availability of debt and equity financing on favorable terms. Past performance is not indicative of future results.

These KPIs are merely supplements, not substitutes to the financial statements and other disclosures contained in our SEC filings. They should be used only by sophisticated investors who understand their limited purpose and many limitations.

Recent Accounting Standards

See Note 3, Recent Accounting Standards, to the Consolidated Financial Statements contained in Part II, Item 8 of this Annual Report for further information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The following discussion about our market risk exposures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

We are exposed to the impact of market price changes in bitcoin, foreign currency fluctuations and interest rate risks.

Market Price Risk of Bitcoin. We have used a significant portion of our cash, including cash generated from capital raising transactions, to acquire bitcoin. As discussed in Note 2(g), Summary of Significant Accounting Policies – Digital Assets, to the Consolidated Financial Statements, we account for our bitcoin as indefinite-lived intangible assets. Although we continue to initially record our bitcoin purchases at cost, upon adoption of ASU 2023-08 on January 1, 2025, any subsequent increases or decreases in fair value are recognized as incurred in the Consolidated Statements of Operations, and the fair value of our bitcoin is reflected within the Consolidated Balance Sheets each reporting period-end. As of December 31, 2025, we held approximately 672,500 bitcoins with a carrying value of $58.85 billion on our Consolidated Balance Sheet. Bitcoin is a highly volatile asset that has traded below $80,000 per bitcoin and above $120,000 per bitcoin in our principal market in the 12 months preceding December 31, 2025. A significant decrease in the price of bitcoin would have a material adverse effect on our earnings.

Foreign Currency Risk. We conduct a significant portion of our business in currencies other than the U.S. dollar, the currency in which we report our Consolidated Financial Statements. International revenues accounted for 43.0%, 44.0%, and 42.7% of our total revenues for the years ended December 31, 2025, 2024, and 2023, respectively. We anticipate that international revenues will continue to account for a significant portion of our total revenues. The functional currency of each of our foreign subsidiaries is generally the local currency.

Assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at exchange rates in effect as of the applicable Balance Sheet date and any resulting translation adjustments are included as an adjustment to stockholders' equity. Revenues and expenses generated from these subsidiaries are translated at average monthly exchange rates during the quarter in which the transactions occur. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the results of operations.

Additionally, absent limited circumstances, regular dividends and other payments on STRE Stock are paid in Euros. Because we expect to convert U.S. dollar cash balances into Euros to make regular dividends and other payments on the STRE Stock, our ability to make such payments depends on prevailing currency exchange rates, which have historically been volatile.

As a result of transacting in multiple currencies and reporting our Consolidated Financial Statements in U.S. dollars, our operating results may be adversely impacted by currency exchange rate fluctuations in the future.

We cannot predict the effect of exchange rate fluctuations upon our future results. We attempt to minimize our foreign currency risk by converting our excess foreign currency held in foreign jurisdictions to U.S. dollar-denominated cash and investment accounts.

As of December 31, 2025, a 10% adverse change in foreign currency exchange rates versus the U.S. dollar would have decreased our aggregate reported cash and cash equivalents by less than 1%. If average exchange rates during the year ended December 31, 2025 had changed unfavorably by 10%, our revenues for the year ended December 31, 2025 would have decreased by 3.8%. During the year ended December 31, 2025, our revenues were not significantly impacted by changes in weighted average exchange rates, as compared to the prior year.

Interest Rate Risk. We are exposed to changes in interest rates primarily via our STRC Stock and assets held within our USD Reserve.

Our STRC Stock accumulates cumulative dividends, which we refer to in this Item 7A Quantitative and Qualitative Disclosures About Market Risk as "regular dividends", at a variable dividend rate, which was initially set at 9.00% per annum. However, we have the right, in our sole and absolute discretion, to adjust the regular dividend rate applicable to subsequent regular dividend periods, subject to certain restrictions, including restrictions on the maximum reduction of the dividend rate and a requirement to declare a dividend equal to at least the monthly SOFR per annum rate. Our current intention (which is subject to change in our sole and absolute discretion) is to adjust the monthly regular dividend rate per annum in such manner as we believe is necessary to cause STRC Stock to trade at prices at or close to its stated amount of $100 per share. We have increased regular dividends on STRC Stock, most recently from 11.00% per annum to 11.25% per annum for the monthly period commencing on or after February 1, 2026.

As of December 31, 2025, if we determined to increase the regular dividend rate on our STRC Stock by 50 basis points, STRC Stock's monthly dividend accrual would increase by approximately $1.2 million. We do not believe our interest rate risk exposure via STRC Stock is material as of December 31, 2025.

As of December 31, 2025, we had cash and cash equivalents of approximately $2.3 billion. Integral to our cash and cash equivalents is our USD Reserve, which is primarily invested in money market funds to earn interest income on short-term cash balances. Interest earned on such funds fluctuates with prevailing interest rates. As of December 31, 2025, the balance of our USD Reserve was $2.25 billion. Based on the foregoing, we do not believe that a hypothetical 50 basis point adverse change in interest rates would materially impact our results of operations as of December 31, 2025.

Item 8.   Financial Statements and Supplementary Data

Our Consolidated Financial Statements, together with the related notes and the associated Reports of Independent Registered Public Accounting Firm, are set forth on the pages indicated in Item 15.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives. Based on the evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Such internal control includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the oversight of our Chief Executive Officer and Chief Financial Officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has determined that, as of December 31, 2025, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, KPMG LLP, which audited the Consolidated Financial Statements included in this Annual Report, has issued an attestation report on our internal control over financial reporting. This report is included in the Reports of Independent Registered Public Accounting Firm in "Item 15. Exhibits, Financial Statement Schedules."

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three months ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

Annual Discretionary Cash Bonus Targets for Certain Executive Officers

On February 18, 2026, the Company's Compensation Committee established an annual discretionary cash bonus target for 2026 for the following executive officers of the Company in the amounts set forth opposite their names:

Phong Le	$	1,300,000
Andrew Kang	$	600,000
Thomas C. Chow	$	450,000

Awards pursuant to the foregoing discretionary cash bonus target will be determined by the Company's Compensation Committee based on its subjective evaluation of the performance of each of the executive officers in the context of general economic and industry conditions and the Company's performance and achievement of its operational objectives during the year.

Rule 10b5-1 Information

On December, 5, 2025, Thomas C. Chow, our Executive Vice President, General Counsel and Secretary, entered into a Rule 10b5-1 trading arrangement (as defined in Item 408 of Regulation S-K) intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act.

This Rule 10b5-1 trading arrangement is intended to qualify as an "eligible sell-to-cover transaction" (as described in Rule 10b5-1(c)(1)(ii)(D)(3) under the Exchange Act). This sell-to-cover arrangement applies to restricted stock units and performance stock units that have been granted or may be granted in the future to Mr. Chow (other than those that (a) by their terms require the Company to withhold shares for tax withholding obligations in connection with vesting and

settlement or (b) from which the Company elects to withhold shares to satisfy tax withholding obligations in connection with vesting and settlement), and provide for the automatic sale of a number of shares of class A common stock as is necessary to cover tax withholding obligations incurred in connection with the vesting or settlement of such awards, with the proceeds of the sale delivered to the Company in satisfaction of the applicable withholding obligation.

This arrangement will remain in effect indefinitely until terminated by Mr. Chow. The total number of shares of class A common stock that may be sold pursuant to this instruction is not determinable, and will vary based on the extent to which vesting conditions are satisfied, the market price of the Company's class A common stock at the time of settlement, applicable tax rates and the potential future grant of additional equity awards subject to such arrangement.

Except as set forth above, none of our directors or officers (as defined in Rule 16a-1(f) promulgated under the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408 of Regulation S-K) during the fourth quarter of 2025.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference to the information provided under the headings "Executive Officers of the Company," "Election of Directors – Nominees," and "Corporate Governance and the Board of Directors and its Committees" in our definitive proxy statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the fiscal year ended December 31, 2025 (the "2026 Proxy Statement").

Item 11.   Executive Compensation

The information required by this Item (other than the information required by Item 402(v) of Regulation S-K) is incorporated herein by reference to the information provided under the headings "Executive and Director Compensation," "Compensation Committee Report," and "Corporate Governance and the Board of Directors and its Committees – Compensation Committee" in the 2026 Proxy Statement.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to the information provided under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Executive and Director Compensation – Equity Compensation Plan Information" in the 2026 Proxy Statement.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the information provided under the heading "Corporate Governance and the Board of Directors and its Committees" in the 2026 Proxy Statement.

Item 14.   Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to the information provided under the heading "Independent Registered Public Accounting Firm Fees and Services" in the 2026 Proxy Statement.

PART IV

Item 15.   Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report:

   1.   Consolidated Financial Statements

(b) Exhibits

   We hereby file as part of this Annual Report the exhibits listed in the Index to Exhibits.

(c) Financial Statement Schedule

   The following financial statement schedule is filed herewith:

   Schedule II—Valuation and Qualifying Accounts

All other items included in an Annual Report on Form 10-K are omitted because they are not applicable or the answers thereto are none.

Item 16.   Form 10-K Summary

None.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Strategy Inc (formerly MicroStrategy Incorporated):

Opinion on Internal Control Over Financial Reporting

We have audited Strategy Inc (formerly MicroStrategy Incorporated) and subsidiaries (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive (loss) income, mezzanine equity and stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule, Schedule II, Valuation and Qualifying Accounts, (collectively, the consolidated financial statements), and our report dated February 19, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

McLean, Virginia
February 19, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Strategy Inc (formerly MicroStrategy Incorporated):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Strategy Inc (formerly MicroStrategy Incorporated) and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive (loss) income, mezzanine equity and stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule, Schedule II, Valuation and Qualifying Accounts, (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2(g) to the consolidated financial statements, the Company has changed its method of accounting for digital assets that are qualifying indefinite-lived intangible assets to fair value in the consolidated balance sheet, with changes in fair value recognized in the consolidated statement of operations as of January 1, 2025 due to the adoption of Accounting Standards Update No. 2023-08, Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of audit evidence pertaining to the existence and control of the digital assets

As discussed in Notes 2(g) and 4 to the consolidated financial statements, the Company accounts for its digital assets as indefinite-lived intangible assets. The digital assets are recorded at fair value as of December 31, 2025, with changes in fair value recognized in the consolidated statement of operations. As of December 31, 2025, the carrying value of the Company's digital assets was $58.85 billion.

We identified the evaluation of audit evidence pertaining to the existence of the digital assets and whether the Company controls the digital assets as a critical audit matter. Especially subjective auditor judgement was involved in determining the nature and extent of evidence required to assess the existence of the digital assets and whether the Company controls the digital assets, as control over the digital assets is provided through private cryptographic keys stored using third-party custodial services at multiple locations that are geographically dispersed. In addition, information technology (IT) professionals with specialized skills and knowledge in blockchain technology were needed to assist in the evaluation of the sufficiency of certain audit procedures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the digital assets process, including a control over the comparison of the Company's records of digital assets held to the custodial records. We involved IT professionals with specialized skills and knowledge in blockchain technology, who assisted in evaluating certain internal controls over the digital assets process performed at the custodial locations, related specifically to the generation of the private cryptographic keys, the storing of these keys, and the reconciliation of digital assets per the custodial service ledgers to the public blockchain. We obtained confirmation of the Company's digital assets in custody as of December 31, 2025 and compared the total digital assets confirmed to the Company's record of digital asset holdings. We also compared the Company's record of digital asset transactions to the records on the public blockchain using a software audit tool. We applied auditor judgement in determining the nature and extent of audit evidence required, especially related to assessing the existence of the digital assets and whether the Company controls the digital assets. We evaluated the sufficiency and appropriateness of audit evidence obtained by assessing the results of procedures performed over the digital assets.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

McLean, Virginia
February 19, 2026

STRATEGY INC
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 2,301,470	$ 38,117
Restricted cash	1,873	1,780
Accounts receivable, net	205,748	181,203
Prepaid expenses and other current assets	55,046	31,224
Total current assets	2,564,137	252,324
Digital assets	58,854,028	23,909,373
Property and equipment, net	28,858	26,327
Right-of-use assets	46,975	54,560
Deposits and other assets	142,577	75,794
Deferred tax assets	4,507	1,525,307
Total assets	$ 61,641,082	$ 25,843,685
Liabilities, Mezzanine Equity, and Stockholders' Equity		
Current liabilities:		
Accounts payable, accrued expenses, and operating lease liabilities	$ 50,335	$ 52,982
Accrued compensation and employee benefits	69,986	58,362
Accrued interest	5,619	5,549
Preferred dividends payable	27,121	—
Current portion of long-term debt, net	31,313	517
Deferred revenue and advance payments	272,118	237,974
Total current liabilities	456,492	355,384
Long-term debt, net	8,158,842	7,191,158
Deferred revenue and advance payments	5,451	4,970
Operating lease liabilities	46,135	56,403
Other long-term liabilities	4,736	5,379
Deferred tax liabilities	1,926,454	407
Total liabilities	10,598,110	7,613,701
Commitments and Contingencies		
Mezzanine Equity		
10.00% Series A Perpetual Strife Preferred Stock, $0.001 par value; 33,200 shares authorized, 12,840 shares issued and outstanding at December 31, 2025; redemption value and liquidation preference of $1,363,151 at December 31, 2025	1,191,128	—
Variable Rate Series A Perpetual Stretch Preferred Stock, $0.001 par value; 70,435 shares authorized, 29,587 shares issued and outstanding at December 31, 2025; redemption value and liquidation preference of $2,958,706 at December 31, 2025	2,631,281	—
10.00% Series A Perpetual Stream Preferred Stock, $0.001 par value; 7,750 shares authorized, 7,750 shares issued and outstanding at December 31, 2025; redemption value and liquidation preference of $909,850 at December 31, 2025	707,069	—
8.00% Series A Perpetual Strike Preferred Stock, $0.001 par value; 269,800 shares authorized, 13,982 shares issued and outstanding at December 31, 2025; redemption value and liquidation preference of $1,398,195 at December 31, 2025	1,226,553	—
10.00% Series A Perpetual Stride Preferred Stock, $0.001 par value; 61,176 shares authorized, 14,024 shares issued and outstanding at December 31, 2025; redemption value and liquidation preference of $1,402,422 at December 31, 2025	1,163,483	—
Total mezzanine equity	6,919,514	—
Stockholders' Equity		
Preferred stock undesignated, $0.001 par value; 562,639 and 5,000 shares authorized, no shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	—	—

Class A common stock, $0.001 par value; 10,330,000 and 330,000 shares authorized, 292,422 and 226,138 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	292		226
Class B common stock, $0.001 par value; 165,000 shares authorized, 19,640 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	20		20
Additional paid-in capital	37,806,554		20,411,998
Accumulated other comprehensive loss	(5,171)		(15,384)
Retained earnings (accumulated deficit)	6,321,763		(2,166,876)
Total stockholders' equity	44,123,458		18,229,984
Total liabilities, mezzanine equity, and stockholders' equity	$ 61,641,082	$	25,843,685

The accompanying notes are an integral part of these Consolidated Financial Statements.

STRATEGY INC
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Years Ended December 31,	
	2025	**2024**	**2023**
Revenues:			
Product licenses	$ 39,674	$ 48,567	$ 75,351
Subscription services	175,657	106,776	81,179
Total product licenses and subscription services	215,331	155,343	156,530
Product support	204,225	243,805	263,888
Other services	57,677	64,308	75,843
Total revenues	477,233	463,456	496,261
Cost of revenues:			
Product licenses	3,956	3,060	1,929
Subscription services	72,956	42,440	31,776
Total product licenses and subscription services	76,912	45,500	33,705
Product support	28,592	33,289	22,434
Other services	43,913	50,679	53,805
Total cost of revenues	149,417	129,468	109,944
Gross profit	327,816	333,988	386,317
Operating expenses:			
Sales and marketing	122,956	138,081	149,671
Research and development	93,860	118,486	120,530
General and administrative	151,909	140,537	115,312
Unrealized loss on digital assets	5,403,476	—	—
Digital asset impairment losses	—	1,789,862	115,851
Total operating expenses	5,772,201	2,186,966	501,364
Loss from operations	(5,444,385)	(1,852,978)	(115,047)
Interest expense, net	(64,968)	(61,941)	(48,960)
(Loss) gain on debt extinguishment	—	(22,933)	44,686
Other (expense) income, net	(16,601)	3,506	(5,204)
Loss before income taxes	(5,525,954)	(1,934,346)	(124,525)
Benefit from income taxes	(1,677,802)	(767,685)	(553,646)
Net (loss) income	(3,848,152)	(1,166,661)	429,121
Dividends on preferred stock	(381,367)	—	—
Net (loss) income attributable to common stockholders of Strategy	(4,229,519)	(1,166,661)	429,121
Basic (loss) earnings per share (1)	$ (15.23)	$ (6.06)	$ 3.14
Weighted average common shares outstanding - Basic	277,660	192,549	136,706
Diluted (loss) earnings per share (1)	$ (15.23)	$ (6.06)	$ 2.64
Weighted average common shares outstanding - Diluted	277,660	192,549	165,662

(1) For the years ended December 31, 2025 and 2024, basic and fully diluted (loss) earnings per share for class A and class B common stock are the same.

The accompanying notes are an integral part of these Consolidated Financial Statements.

STRATEGY INC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Net (loss) income	$ (3,848,152)	$ (1,166,661)	$ 429,121
Other comprehensive income (loss), net of applicable taxes:			
Foreign currency translation adjustment	10,213	(3,940)	2,357
Total other comprehensive income (loss)	10,213	(3,940)	2,357
Comprehensive (loss) income	$ (3,837,939)	$ (1,170,601)	$ 431,478

The accompanying notes are an integral part of these Consolidated Financial Statements.

STRATEGY INC
CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS' EQUITY
(in thousands)

| | Mezzanine Equity | | Stockholders' Equity | | | | | | | | | |
| | Perpetual Preferred Stock | | | Class A Common Stock | | Class B Convertible Common Stock | | | Treasury Stock | | | |
	Shares	Amount	Total Stockholders' Equity	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Shares	Amount	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)
Balance at January 1, 2023	—	$ —	$ (383,120)	104,532	$ 18	19,640	$ 2	$ 1,841,120	(8,684)	$ (782,104)	$ (13,801)	$ (1,428,355)
Net income	—	—	429,121	—	—	—	—	—	—	—	—	429,121
Other comprehensive income	—	—	2,357	—	—	—	—	—	—	—	2,357	—
Issuance of class A common stock upon exercise of stock options	—	—	30,519	1,756	1	—	—	30,518	—	—	—	—
Issuance of class A common stock under employee stock purchase plan	—	—	3,955	198	—	—	—	3,955	—	—	—	—
Issuance of class A common stock upon vesting of restricted stock units, net of withholding taxes	—	—	(4,344)	260	—	—	—	(4,344)	—	—	—	—
Issuance of class A common stock under public offerings, net of issuance costs	—	—	2,020,089	50,979	5	—	—	2,020,084	—	—	—	—
Share-based compensation expense	—	—	66,395	—	—	—	—	66,395	—	—	—	—
Balance at December 31, 2023	—	$ —	$ 2,164,972	157,725	$ 24	19,640	$ 2	$ 3,957,728	(8,684)	$ (782,104)	$ (11,444)	$ (999,234)
Net loss	—	—	(1,166,661)	—	—	—	—	—	—	—	—	(1,166,661)
Other comprehensive loss	—	—	(3,940)	—	—	—	—	—	—	—	(3,940)	—
Par value adjustment for class A and B common stock issued upon stock split	—	—	—	—	157	—	18	(175)	—	—	—	—
Retirement of treasury stock	—	—	—	(8,684)	(9)	—	—	(781,114)	8,684	782,104	—	(981)
Issuance of class A common stock upon exercise of stock options	—	—	184,287	7,826	2	—	—	184,285	—	—	—	—
Issuance of class A common stock under employee stock purchase plan	—	—	4,304	94	—	—	—	4,304	—	—	—	—
Issuance of class A common stock upon vesting of restricted stock units, net of withholding taxes	—	—	(2,207)	545	—	—	—	(2,207)	—	—	—	—
Issuance of class A common stock under public offerings, net of issuance costs	—	—	16,329,857	52,309	50	—	—	16,329,807	—	—	—	—
Issuance of class A common stock upon conversions of convertible senior notes	—	—	645,164	16,323	2	—	—	645,162	—	—	—	—
Share-based compensation expense	—	—	74,208	—	—	—	—	74,208	—	—	—	—

Balance at December 31, 2024	—	$ —	226,138	$ 226	19,640	$ 20	$ 20,411,998	$ (15,384)	$ (2,166,876)	$ 18,229,984
Opening balance adjustment due to the adoption of ASU 2023-08, net of tax	—	—	—	—	—	—	—	—	12,746,378	12,746,378
Other	—	—	—	—	—	—	—	—	(1,098)	(1,098)
Net income	—	—	—	—	—	—	—	—	(3,848,152)	(3,848,152)
Preferred stock cash dividends declared	—	—	—	—	—	—	—	—	(408,489)	(408,489)
Other comprehensive income	—	—	—	—	—	—	—	10,213	—	10,213
Issuance of class A common stock upon exercise of stock options	—	—	1,121	—	—	—	42,154	—	—	42,154
Issuance of class A common stock under employee stock purchase plan	—	—	39	—	—	—	5,435	—	—	5,435
Issuance of class A common stock upon vesting of restricted stock units, net of withholding taxes	—	—	418	—	—	—	—	—	—	—
Issuance of class A common stock under public offerings, net of issuance costs	—	—	57,332	58	—	—	16,247,549	—	—	16,247,607
Issuance of class A common stock upon conversions of convertible senior notes	—	—	7,374	8	—	—	1,045,214	—	—	1,045,222
Share-based compensation expense	—	—	—	—	—	—	54,204	—	—	54,204
Issuance of Series A Perpetual Strike Preferred Stock	13,982	1,226,553	—	—	—	—	—	—	—	—
Issuance of Series A Perpetual Strife Preferred Stock	12,840	1,191,128	—	—	—	—	—	—	—	—
Issuance of Series A Perpetual Stride Preferred Stock	14,024	1,163,483	—	—	—	—	—	—	—	—
Issuance of Series A Perpetual Stretch Preferred Stock	29,587	2,631,281	—	—	—	—	—	—	—	—
Issuance of Series A Perpetual Stream Preferred Stock	7,750	707,069	—	—	—	—	—	—	—	—
Balance at December 31, 2025	78,183	$ 6,919,514	292,422	$ 292	19,640	$ 20	$ 37,806,554	$ (5,171)	$ 6,321,763	$ 44,123,458

The accompanying notes are an integral part of these Consolidated Financial Statements.

STRATEGY INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Year Ended December 31,	
	2025	2024	2023
Operating activities:			
Net income (loss)	$ (3,848,152)	$ (1,166,661)	$ 429,121
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	25,517	17,808	14,527
Reduction in carrying amount of right-of-use assets	9,068	8,475	8,643
Deferred taxes	(1,684,220)	(775,851)	(569,455)
Share-based compensation expense	53,369	77,124	69,571
Unrealized loss on digital assets	5,403,476	—	—
Digital asset impairment losses	—	1,789,862	115,851
Amortization of issuance costs on long-term debt	25,410	15,336	8,808
Other	3,484	—	—
Loss (gain) on debt extinguishment	—	22,933	(44,686)
Changes in operating assets and liabilities:			
Accounts receivable	20,406	6,337	11,694
Prepaid expenses and other current assets	(28,892)	3,804	(11,358)
Deposits and other assets	10,980	(10,668)	(632)
Accounts payable and accrued expenses	6,561	1,141	(634)
Accrued compensation and employee benefits	(46,593)	(34,563)	(12,000)
Accrued interest	70	4,193	(1,336)
Deferred revenue and advance payments	(7,966)	1,049	2,362
Operating lease liabilities	(10,662)	(10,510)	(10,218)
Other long-term liabilities	903	(2,841)	2,454
Net cash provided by (used in) operating activities	(67,241)	(53,032)	12,712
Investing activities:			
Purchases of digital assets	(22,467,083)	(22,072,759)	(1,902,299)
Advance deposits on purchases of property and equipment	(37,000)	(10,500)	—
Purchases of property and equipment	(8,212)	(2,978)	(2,938)
Net cash used in investing activities	(22,512,295)	(22,086,237)	(1,905,237)
Financing activities:			
Proceeds from convertible senior notes	2,000,000	6,213,750	—
Issuance costs paid for convertible senior notes	(15,178)	(81,033)	—
Payments to settle conversions and redemption of convertible senior notes	(143)	(398)	—
Repayments of secured debt and third-party extinguishment costs	—	(515,414)	(160,033)
Proceeds from other long-term secured debt, net of lender fees	31,000	—	—
Principal payments of other long-term secured debt	(569)	(539)	(513)
Proceeds from sale of preferred stock under public offerings	7,036,110	—	—
Issuance costs paid related to sale of preferred stock under public offerings	(120,802)	—	—
Dividends paid on preferred stock	(381,367)	—	—
Proceeds from sale of common stock under public offerings	16,271,959	16,363,023	2,029,214
Issuance costs paid related to sale of common stock under public offerings	(25,072)	(33,166)	(9,141)
Proceeds from exercise of stock options	42,154	184,287	30,518
Proceeds from sales under employee stock purchase plan	5,435	4,304	3,955
Payment of withholding tax on vesting of restricted stock units	—	(2,173)	(4,114)

Net cash provided by financing activities		24,843,527		22,132,641	1,889,886
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash		(544)		(2,148)	444
Net increase (decrease) in cash, cash equivalents, and restricted cash		2,263,447		(8,776)	(2,195)
Cash, cash equivalents, and restricted cash, beginning of period		39,897		48,673	50,868
Cash, cash equivalents, and restricted cash, end of period	$	2,303,344	$	39,897 $	48,673
Supplemental disclosure of cash flow information:					
Cash paid during the year for interest	$	46,525	$	44,571 $	41,229
Cash paid during the year for income taxes, net of tax refunds	$	13,132	$	1,059 $	30,318

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization

Strategy Inc ("Strategy," or the "Company") is the world's first and largest Bitcoin Treasury Company. Strategy pursues financial innovation strategies designed to generate value from its bitcoin holdings, including by developing and issuing novel fixed-income instruments that provide investors varying degrees of economic exposure to bitcoin. In addition, the Company is an industry leader in AI-powered enterprise analytics software, advancing its vision of Intelligence Everywhere™. Strategy believes its combination of active bitcoin-focused capital management and a scaled operating software business positions the Company for long-term value creation across both digital asset and enterprise analytics markets.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

On August 11, 2025, the Company filed with the Secretary of State of the State of Delaware an amendment to its Second Restated Certificate of Incorporation (as amended and supplemented to date, its "Certificate of Incorporation"), to effect a change of its name from "MicroStrategy Incorporated" to "Strategy Inc".

On July 11, 2024, the Company announced a 10-for-1 stock split of the Company's class A common stock and class B common stock. The stock split was effected by means of a stock dividend to the holders of record of the Company's class A common stock and class B common stock as of the close of business on August 1, 2024, the record date for the dividend. Shares held in treasury by the Company were not impacted by the stock split. The dividend was distributed after the close of trading on August 7, 2024 and trading commenced on a split-adjusted basis at market open on August 8, 2024. As a result of the stock split, all applicable share, per share, and equity award information has been retroactively adjusted in the Consolidated Financial Statements and Notes to Consolidated Financial Statements to reflect the stock split for all periods presented.

In the opinion of management, all adjustments necessary for a fair statement of financial position and results of operations have been included. All such adjustments are of a normal recurring nature, unless otherwise disclosed.

The accompanying Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the Consolidated Financial Statements, in conformity with GAAP, requires management to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to revenue recognition, allowance for doubtful accounts, investments, fixed assets, digital assets, leases, debt, share-based compensation, income taxes, including the carrying value of deferred tax assets, and litigation and contingencies, including liabilities that the Company deems not probable of assertion.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets, liabilities, and equity that are not readily apparent from other sources. Actual results and outcomes could differ from these estimates and assumptions.

(c) Fair Value Measurements

The Company measures certain assets and liabilities at fair value on a recurring or nonrecurring basis. Fair value is defined as the price that is expected to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1: Quoted (unadjusted) prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices that are either directly or indirectly observable, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Inputs that are generally unobservable, supported by little or no market activity, and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

The categorization of an asset or liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The valuation techniques used by the Company when measuring fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company also estimates the fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses, and accrued compensation and employee benefits. The Company considers the carrying value of these instruments in the Consolidated Financial Statements to approximate fair value due to their short maturities.

(d) Cash and Cash Equivalents and Restricted Cash

Cash equivalents may include bank demand deposits, money market instruments, certificates of deposit, U.S. Treasury securities, and equivalent funds. The Company generally considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash consists of cash balances restricted in use by contractual obligations with third parties.

(e) Credit Losses on Accounts Receivable

The Company maintains an allowance for credit losses on its accounts receivable balances, which represents its best estimate of current expected credit losses over the contractual life of the accounts receivable. When evaluating the adequacy of its allowance for credit losses each reporting period, the Company analyzes accounts receivable balances with similar risk characteristics on a collective basis, considering factors such as the aging of receivable balances, payment terms, geographic location, historical loss experience, current information, and future expectations. Each reporting period, the Company reassesses whether any accounts receivable no longer share similar risk characteristics and should instead be evaluated as part of another pool or on an individual basis. Changes to the allowance for credit losses are adjusted through credit loss expense, which is presented within "General and administrative" operating expenses in the Consolidated Statements of Operations.

(f) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable. The Company places its cash equivalents with high credit-quality financial institutions to maintain safety and liquidity.

The Company sells its offerings to various companies across several industries throughout the world in the ordinary course of business. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses. As of December 31, 2025 and 2024, no individual customer accounted for 10% or more of net accounts receivable, and for the years ended December 31, 2025, 2024, and 2023, no individual customer accounted for 10% or more of revenue.

(g) Digital Assets

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets ("ASU 2023-08"). ASU 2023-08 requires in-scope crypto assets (including the Company's bitcoin holdings) to be measured at fair value in the statement of financial position, with gains and losses from changes in the fair value of such crypto assets recognized in net income each reporting period. ASU 2023-08 also requires certain interim and annual disclosures for crypto assets within the scope of the standard. The Company adopted this guidance effective January 1, 2025 on a prospective basis, with a cumulative-effect adjustment to the opening balance of retained earnings. Prior periods were not restated. As a result, the Company's financial results for the year ended December 31, 2025 are not directly comparable to the financial results for earlier periods. See Note 4, Digital Assets, to the Consolidated Financial Statements, for further information.

The adoption of ASU 2023-08 resulted in the following impacts as of January 1, 2025:

Consolidated Balance Sheet	December 31, 2024 As Reported		Effect of the Adoption of ASU 2023-08		January 1, 2025 As Adjusted
Digital assets	$	23,909,373	$ 17,881,048	$	41,790,421
Deferred tax assets		1,525,307	(1,165,605)		359,702
Deferred tax liabilities		407	3,969,065		3,969,472
(Accumulated deficit) retained earnings	$	(2,166,876)	$ 12,746,378	$	10,579,502

Although the Company continues to initially record its bitcoin purchases at cost, subsequent to the Company's adoption of ASU 2023-08 on January 1, 2025, any increases or decreases in fair value are recognized as incurred in the Company's Consolidated Statements of Operations, and the fair value of the Company's bitcoin is reflected within the Company's Consolidated Balance Sheets at each reporting period-end. As a result of the adoption of ASU 2023-08, the Company no longer accounts for its bitcoin under a cost-less-impairment accounting model and no longer establishes a deferred tax asset related to bitcoin impairment losses. Instead, the Company establishes a deferred tax liability if the fair market value of bitcoin at the reporting date is greater than the average cost basis of the Company's bitcoin holdings at such reporting date, and any subsequent increases or decreases in the fair market value of bitcoin increases or decreases the deferred tax liability. If the fair market value of bitcoin declines to the point where the Company's cost basis in bitcoin exceeds the fair market value, the deferred tax liability with respect to the unrealized gains reverses and a deferred tax asset for the unrealized loss would be recorded and the Company may be required to establish a valuation allowance against all of the Company's US federal and state deferred tax assets. In determining the gain (loss) to be recognized upon sale, the Company calculates the difference between the sales price and carrying value of the specific bitcoin sold immediately prior to sale.

(h) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows: three years for computer equipment and purchased software; five years for office equipment; 10 years for office furniture; and 19 years for the Company's corporate aircraft, which has an estimated salvage value of 21%. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the term of the lease, whichever is shorter. The Company periodically evaluates the appropriateness of the estimated useful lives and salvage value of all property and equipment. Any change in the estimated useful life or salvage value is treated as a change in estimate and accounted for prospectively in the period of change.

Expenditures for maintenance and repairs are charged to expense as incurred. When assets are retired or sold, the capitalized cost and related accumulated depreciation are removed from the property and equipment accounts and any resulting gain or loss is recognized in the results of operations.

Eligible internal-use software development costs are capitalized subsequent to the completion of the preliminary project stage. Such costs include external direct material and service costs, employee payroll, and payroll-related costs. After all substantial testing and deployment is completed and the software is ready for its intended use, capitalization ceases and internal-use software development costs are then amortized using the straight-line method over the estimated useful life of the software, generally three years.

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an asset is impaired, the asset is written down by the amount by which the carrying value of the asset exceeds the related fair value of the asset.

(i) Leases

A lease is a contract, or part of a contract, that conveys the right to both (i) obtain economic benefits from and (ii) direct the use of an identified asset for a period of time in exchange for consideration. The Company evaluates its contracts to determine if they contain a lease and classifies any lease components identified as an operating or finance lease. For each lease component, the Company recognizes a right-of-use ("ROU") asset and a lease liability. ROU assets and lease liabilities are presented separately for operating and finance leases; however, the Company currently has no material finance leases. The Company's operating leases are primarily related to office space in the United States and foreign locations.

In a contract that contains a lease, a component is an item or activity that transfers a good or service to the lessee. Such contracts may be comprised of lease components, non-lease components, and elements that are not components. Each lease component represents a lessee's right to use an underlying asset in the contract if the lessee can benefit from the right of use of the asset either on its own or together with other readily available resources and if the right of use is neither highly dependent nor highly interrelated with other rights of use. Non-lease components include items such as common area maintenance and utilities provided by the lessor. The Company has elected the practical expedient to not separate lease components from non-lease components for office space. For each lease within this asset class, the non-lease components and related lease components are accounted for as a single lease component. Items or activities that do not transfer goods or services to the lessee, such as administrative tasks to set up the contract and reimbursement or payment of lessor costs, are not components of the contract and therefore no contract consideration is allocated to such items or activities.

Consideration in the contract is comprised of any fixed payments and variable payments that depend on an index or rate. Payments in the Company's operating lease arrangements are typically comprised of base office rent and parking fees. Costs related to the Company's non-lease components, as described above, are generally variable and do not depend on an index or rate and are therefore excluded from the contract consideration allocated to the lease components. The Company's operating lease arrangements generally do not contain any payments related to items or activities that are not components.

Operating lease liabilities are initially and subsequently measured at the present value of unpaid lease payments, discounted at the discount rate of the lease. Operating lease ROU assets are initially measured as the sum of the initial lease liability, any initial direct costs incurred, and any prepaid lease payments, less any lease incentives received. The ROU asset is amortized over the term of the lease. The amortization of operating lease ROU assets is included in "Reduction in carrying amount of right-of-use assets" within the operating activities section of the Consolidated Statements of Cash Flows. A single lease expense is recorded within operating expenses in the Consolidated Statements of Operations on a straight-line basis over the lease term. Variable lease payments that are not included in the measurement of the lease liability are recognized in the period when the obligations for those payments are incurred. In the Company's lease agreements, these variable payments typically include certain taxes, utilities, and maintenance costs, and other fees.

The Company uses its incremental borrowing rate as the discount rate for all of its leases, as the rate implicit in the lease is not readily determinable in any of its lease contracts. In order to estimate a collateralized borrowing rate curve, the Company first estimates a synthetic credit rating and then applies modeling methodologies to an unsecured borrowing rate curve. In determining the incremental borrowing rate of each lease, the Company uses a centralized treasury approach and considers the currency of the contract, the economic environment in which the lease exists, and the term of the lease.

The Company does not recognize lease liabilities or ROU assets for any short-term leases with a non-cancellable lease term of 12 months or less. Instead, the lease payments for these short-term leases are expensed on a straight-line basis over the lease term, and any variable payments are recognized in the period when the obligations for those payments are incurred. The Company believes that, using this methodology, the expense recorded reasonably reflects the Company's short-term lease commitments.

(j) Software Development Costs

The Company did not capitalize any software development costs during the years ended December 31, 2025, 2024, and 2023. Due to the pace of the Company's software development efforts and frequency of its software releases, the Company's software development costs are expensed as incurred within "Research and development" in the Consolidated Statements of Operations.

(k) Loss Contingencies and Legal Costs

The Company accrues loss contingencies that are believed to be probable and can be reasonably estimated. As events evolve during the administration and litigation process and additional information becomes known, the Company reassesses its estimates related to loss contingencies. Legal costs are expensed in the period in which the costs are incurred.

(l) Deferred Revenue and Advance Payments

Deferred revenue and advance payments are contract liabilities that represent amounts received or due from customers in advance of the Company transferring its software or services to the customer under an enforceable contract. Revenue is subsequently recognized in the period(s) in which control of the software or services is transferred to the customer. Deferred revenue is comprised of deferred product licenses and subscription services, product support, and other services revenue based on the transaction price allocated to the specific performance obligation in the contract with the customer, and presented as either current or non-current in the Consolidated Balance Sheets, depending on whether the software or services are expected to be transferred to the customer within the next year.

(m) Debt Arrangements

As discussed in Note 8, Long-term Debt, to the Consolidated Financial Statements, the Company has issued convertible senior notes and senior secured notes, and entered into secured term loan agreements in recent years. The embedded conversion features in each of the convertible notes are indexed to the Company's class A common stock and meet the criteria for classification in stockholders' equity, and therefore derivative accounting does not apply. The Company records the aggregate principal amount of each of its debt instruments as a liability on its Consolidated Balance Sheets, offset by the issuance costs associated with each instrument. The issuance costs are amortized to interest expense using the effective interest method over the expected term of each debt instrument.

(n) Redeemable Preferred Stock

As of December 31, 2025, the following series of preferred stock of the Company were outstanding: (i) 10.00% Series A Perpetual Strife Preferred Stock ("STRF Stock"), (ii) Variable Rate Series A Perpetual Stretch Preferred Stock ("STRC Stock"), (iii) 10.00% Series A Perpetual Stream Preferred Stock ("STRE Stock"), (iv) 8.00% Series A Perpetual Strike Preferred Stock ("STRK Stock"), and (v) 10.00% Series A Perpetual Stride Preferred Stock ("STRD Stock"). In these Notes to Consolidated Financial Statements, STRF Stock, STRC Stock, STRE Stock, STRK Stock and STRD Stock are collectively referred to as "Preferred Stock." In accordance with Accounting Standards Codification ("ASC") 480, Distinguishing Liabilities from Equity, each series of Preferred Stock outstanding as of December 31, 2025 is classified within mezzanine equity, as certain events that could cause shares of each such series of Preferred Stock to become redeemable are not solely within the control of the Company. In each case, the carrying values of the shares are initially recognized based on proceeds received, net of issuance costs, and are not accreted to their redemption value unless it becomes probable that the shares will become redeemable. Refer to Note 12, Redeemable Preferred Stock, for further discussion.

(o) Revenue Recognition

The Company recognizes revenue using the five-step model:

    (i)   Identifying the contract(s) with a customer,

    (ii) Identifying the performance obligation(s),

    (iii) Determining the transaction price,

    (iv) Allocating the transaction price to the performance obligations in the contract, and

    (v) Recognizing revenue when, or as, the Company satisfies a performance obligation.

The Company has elected to exclude taxes assessed by government authorities in determining the transaction price, and therefore revenue is recognized net of taxes collected from customers. The Company enters into non-cancellable nonrefundable orders with customers and does not have a history of granting returns or refunds and therefore does not have a reserve for future returns.

Performance Obligations and Timing of Revenue Recognition

The Company primarily sells software and services that fall into the categories discussed below. Each category contains one or more performance obligations that are either (i) capable of being distinct (i.e., the customer can benefit from the software or service on its own or together with readily available resources, including those purchased separately from the Company) and distinct within the context of the contract (i.e., separately identifiable from other promises in the contract) or (ii) a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. Aside from the Company's term and perpetual product licenses, which are delivered at a point in time, the majority of the Company's services are delivered over time.

On- Premises Product Licenses

The Company sells different types of business intelligence software licenses licensed on a term or perpetual basis for installation on premises by the customer; however, as of January 2025, Strategy on-premises product licenses have entered an end-of-support cycle, with full support for such licenses ending December 31, 2026. Although product licenses are sold with product support, the software is fully functional at the outset of the arrangement and is considered a distinct performance obligation. Revenue from product license sales is recognized when control of the license is transferred to the customer, which is the later of delivery or commencement of the license term.

Cloud Services Subscriptions

The Company also sells access to its software through fully managed cloud environments for commercial or government use, wherein customers access the software through a cloud environment that the Company manages on behalf of the customer. Cloud subscriptions are regularly sold on a standalone basis and include technical support, monitoring, backups, updates, and quarterly service reviews. Cloud subscriptions are generally considered a single performance obligation. Additionally, customers with existing on-premises software licenses may convert their installations to the Company's fully managed cloud environment, on or around the time such on-premises licenses are typically terminated and replaced by a new subscription to the Company's cloud service. At conversion, an analysis is performed for each contract to determine whether any revenue adjustments are necessary given that the contract modifications revoke previously transferred rights to perpetual on-premise software. Such revenue adjustments were not material for the years ended December 31, 2025, 2024, and 2023. Revenue related to cloud subscriptions is recognized on a straight-line basis over the contract period, which is the period over which the customer has continuous access to the software and services.

Product Support

In all on-premises product license transactions and cloud service subscription transactions, customers receive technical support, either purchased separately or as an included component. Customers may also purchase a premium product support package for a fixed annual fee. All such current support includes both technical support and when-and-if-available software upgrades, which are treated as a single performance obligation as they are considered a series of distinct services that are substantially the same and have the same duration and measure of progress. Revenue from product support is recognized on a straight-line basis over the contract period, which is the period over which the customer has continuous access to product support.

See Note 16, Segment Information, to the Consolidated Financial Statements for information regarding total revenues by geographic region.

Estimates and Judgments

The Company makes estimates and judgments to allocate the transaction price based on an observable or estimated Standalone Selling Prices ("SSP"). The Company also makes estimates and judgments with respect to capitalizing incremental costs to obtain a customer contract and determining the subsequent amortization period. These estimates and judgments are discussed further below.

Determining the Transaction Price

The Company does not adjust the transaction price for significant financing components where the time period between cash payment and performance is one year or less. However, there are circumstances where the timing between cash payment and performance may exceed one year. These circumstances generally involve prepaid multi-year license, product support and subscription services arrangements where the customer determines when the service is utilized. In these circumstances, the Company has determined no significant financing component exists because the customer controls when to utilize the service and because there are significant business purposes behind the timing difference between payment and performance (e.g., ensuring collectability in the case of subscription services).

Allocating the Transaction Price Based on Standalone Selling Prices (SSP)

The Company allocates the transaction price to each performance obligation in a contract based on its relative SSP, which is the price, or estimated price, of the software or service when sold on a standalone basis at contract inception. When SSP is not directly observable, the Company estimates SSP. The selling price of both subscription services and product licenses is highly variable. The Company estimates SSP using a residual approach after first determining the SSP of any other services included in the arrangement. SSP for standard product support is established as a percentage of the stated net license fee, consistent with normal pricing practices and historical standalone renewals at similar percentages. The Company routinely analyzes its SSP and concluded its methodology results in a reasonable allocation of the transaction price.

(p) Incremental Costs to Obtain Customer Contracts

The Company capitalizes costs incurred to obtain a contract with a customer when they are deemed incremental to obtaining the contract and expected to be recoverable. Capitalizable costs are generally limited to sales incentives paid to the Company's sales team. The Company capitalizes the amounts related to new product support, cloud subscription, and term license contracts. Costs capitalized are amortized over a period of time that is consistent with the pattern of transfer to the customer, which the Company has determined is generally three years and includes consideration for contract length, anticipated renewals, product life cycle, and customer behavior. The Company amortizes the cost over this period on a straight-line basis for product support and subscription service components, and at point(s) in time coinciding with delivery of the license component of term license contracts. The Company has elected the practical expedient to expense capitalizable costs as incurred where the amortization period would be one year or less, which includes those amounts earned on perpetual license, consulting, and education contracts, and renewals of product support, cloud subscription, and term license contracts, if applicable.

As of December 31, 2025 and 2024, capitalized costs to obtain customer contracts, net of accumulated amortization, were $79.3 million and $48.3 million, respectively, and are presented within "Deposits and other assets" in the Consolidated

Balance Sheets. During the years ended December 31, 2025, 2024, and 2023, amortization expenses related to these capitalized costs were $24.6 million, $12.3 million, and $8.1 million, respectively, and are reflected within "Sales and marketing" in the Consolidated Statements of Operations.

(q) Share-based Compensation

The Company maintains the 2013 Stock Incentive Plan (as amended, the "2013 Equity Plan"), and the 2023 Equity Incentive Plan (as amended, the "2023 Equity Plan," and, together with the 2013 Equity Plan, the "Stock Incentive Plans"). As of May 2023, no new awards will be granted under the 2013 Equity Plan, though awards previously granted under the 2013 Equity Plan remain outstanding in accordance with their terms. Under the Stock Incentive Plans, the Company's employees, officers, directors, and other eligible participants may be (with respect to the 2023 Equity Plan) and have been (with respect to both the 2023 Equity Plan and the 2013 Equity Plan) awarded various types of share-based compensation, including options to purchase shares of the Company's class A common stock, restricted stock units, and other stock-based awards. Additionally, under the 2023 Equity Plan, awards may be and have been granted that are subject to the achievement of one or more performance measures established by the Company's Board of Directors (the "Board") or a duly authorized committee thereof. In January 2025, the Company's stockholders approved an amendment to the 2023 Equity Plan (the "2024 Plan Amendment") that had been previously adopted by the Board in December 2024, subject to stockholder approval. The 2024 Plan Amendment amended the 2023 Equity Plan to provide that, beginning on December 20, 2024, each non-employee director who is newly appointed to the Board shall automatically receive, upon the date of such director's initial appointment to the Board, equity awards having an aggregate fair value equal to $2,000,000, one-half of which ($1,000,000) will consist of non-statutory stock options and one-half of which ($1,000,000) will consist of restricted stock units, with each award vesting annually in equal installments over four years. During 2021, the Company adopted and the Company's stockholders approved the 2021 Employee Stock Purchase Plan (the "2021 ESPP"), under which eligible employees of the Company and certain of its subsidiaries may be provided with opportunities to purchase shares of the Company's class A common stock.

For options and other stock-based awards, the share-based compensation expense is based on the fair value of the awards on the date of grant, as estimated using the Black-Scholes valuation model. For restricted stock units, the share-based compensation expense is based on the fair value of the Company's class A common stock on the date of grant. The fair value of liability-classified awards (e.g., the other stock-based awards and cash-settled restricted stock units) is remeasured at each reporting date. For performance stock units subject to a market condition, the Company uses a Monte Carlo simulation model to determine the grant date fair value. For the 2021 ESPP, the share-based compensation expense is based on the grant date fair value, which consists of the intrinsic value of any purchase discount and the fair value of the look-back provision using the Black-Scholes valuation model.

The Company recognizes share-based compensation expense for service-conditioned awards granted under the Stock Incentive Plans and the 2021 ESPP on a straight-line basis over the requisite service period (generally, the vesting period for service-conditioned awards under the Stock Incentive Plans and the offering period under the 2021 ESPP). The Company recognizes share-based compensation expense for market-conditioned performance stock units granted under the 2023 Equity Plan ratably over the performance period using an accelerated attribution cost recognition method. Share-based compensation expense is recorded in cost of revenues or operating expense line items in the Consolidated Statements of Operations corresponding to the respective participant's role or function.

See Note 11, Share-based Compensation, to the Consolidated Financial Statements for further information regarding the Stock Incentive Plans, the 2021 ESPP, related share-based compensation expense, and assumptions used in determining fair value.

(r) Income Taxes

The Company is subject to federal, state, and local income taxes in the United States and a number of foreign countries. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and deferred tax liabilities on the basis of differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which differences are expected to reverse. The effect of a change in the tax rates on deferred tax assets and deferred tax liabilities is recognized in income in the period that includes the enactment date.

For deferred tax assets, management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. The Company provides a valuation allowance to reduce deferred tax assets to the amount more-likely-than-not to be realized.

For uncertain income tax positions, the Company uses a more-likely-than-not recognition threshold based on the technical merits of the income tax position taken. Income tax positions that meet the more-likely-than-not recognition threshold are measured in order to determine the tax benefit recognized in the financial statements. The Company recognizes accrued interest related to unrecognized tax benefits as part of income tax expense. Penalties, if incurred, are recognized as a component of income tax expense.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires enhanced disclosures surrounding income taxes, particularly related to rate reconciliation and income taxes paid information. In particular, on an annual basis, companies are required to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Companies are also required to disclose, on an annual basis, the amount of income taxes paid, disaggregated by federal, state, and foreign taxes, and also disaggregated by individual jurisdictions above a quantitative threshold. The Company adopted ASU 2023-09 prospectively for its annual period ended December 31, 2025. The adoption of ASU 2023-09 did not have a material effect on the Company's Consolidated Financial Statements or Notes to the Financial Statements. For further information, see Note 10, Income Taxes.

(s) Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per share is determined by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock, including shares of class A common stock and class B common stock, outstanding during the period. Diluted earnings (loss) per share is determined by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock and potential shares of common stock outstanding during the period. The impact from potential shares of common stock on the diluted earnings per share calculation are included when dilutive. Potential shares of common stock consisting of class A common stock issuable upon the exercise of outstanding employee stock options, the vesting of restricted stock units and performance stock units considered probable of achievement, and in connection with the 2021 ESPP, are computed using the treasury stock method. Potential shares of class A common stock issuable upon conversion of the Company's convertible senior notes are computed using the if-converted method. In computing diluted earnings per share, the Company first calculates the earnings per incremental share ("EPIS") for each class of potential shares of common stock and ranks the classes from the most dilutive (i.e., lowest EPIS) to the least dilutive (i.e., highest EPIS). Basic earnings per share is then adjusted for the effect of each class of shares, in sequence and cumulatively, until a particular class no longer produces further dilution.

The Company has two classes of common stock: class A common stock and class B common stock. Holders of class A common stock generally have the same rights, including rights to dividends, as holders of class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share. Each share of class B common stock is convertible at any time, at the option of the holder, into one share of class A common stock. As such, basic and fully diluted earnings per share for class A common stock and for class B common stock are the same. The Company has never declared or paid any cash dividends on either class A or class B common stock.

As of December 31, 2025, the Company had five series of preferred stock outstanding: STRF Stock, STRC Stock, STRE Stock, STRK Stock and STRD Stock. Only STRK Stock is convertible into the Company's class A common stock and, therefore, is the only series of Preferred Stock that impacts diluted earnings per common share. Each share of STRK Stock is convertible at any time, at the option of the holder, into 0.1 shares of class A common stock. None of the Company's other series of outstanding Preferred Stock are convertible into any class of the Company's common stock and therefore do not impact the Company's diluted earnings per common share. Refer to Note 12, Redeemable Preferred Stock, Redeemable Preferred Stock, to the Consolidated Financial Statements, for additional information on the dividend, voting, and other rights of the Company's outstanding preferred stock.

The impact from potential shares of common stock on the diluted earnings per common share calculation are included when dilutive. Potential shares of class A common stock issuable upon the exercise of outstanding stock options, the vesting of restricted stock units and performance stock units considered probable of achievement, and in connection with the 2021 ESPP are computed using the treasury stock method. Potential shares of class A common stock issuable upon conversion of the Convertible Notes and upon conversion of the STRK Stock are computed using the if-converted method.

See Note 13, Basic and Diluted Earnings (Loss) per Common Share, to the Consolidated Financial Statements for further information regarding the calculation of Basic and Diluted earnings (loss) per share.

(t) Foreign Currency Translation

The functional currency of the Company's international operations is generally the local currency. Accordingly, such assets and liabilities of international subsidiaries are translated using exchange rates in effect at the end of the period, and revenue and expenses are translated using average monthly exchange rates for the period in which the transactions occur. The related translation adjustments are reported in "Accumulated other comprehensive loss" in stockholders' equity. In general, upon complete or substantially complete liquidation of an investment in an international subsidiary, the amount of accumulated translation adjustments attributable to that subsidiary is reclassified from stockholders' equity to the consolidated statements of operations. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the results of operations.

As of December 31, 2025, 2024, and 2023, the cumulative foreign currency translation adjustments were $5.2 million, $15.4 million, and $11.4 million, respectively. No taxes were recognized on the temporary differences resulting from foreign currency translation adjustments for the years ended December 31, 2025, 2024, and 2023.

Transaction gains and losses arising from transactions denominated in foreign currencies resulted in a net loss of $16.8 million in 2025, net gain of $2.9 million in 2024, and net loss of $5.6 million in 2023, respectively, and are included in "Other (expense) income, net" in the Consolidated Statements of Operations.

(3) Recent Accounting Standards

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) ("ASU 2024-03"). ASU 2024-03 requires specified information about certain costs and expenses be disclosed in the notes to the financial statements, including the expense caption on the face of the income statement in which they are disclosed, in addition to a qualitative description of remaining amounts not separately disaggregated. Entities will also be required to disclose their definition of "selling expenses" and the total amount in each annual period. The standard is effective for the Company for annual periods beginning January 1, 2027 and for interim periods beginning January 1, 2028, with updates applied either prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its disclosures.

In September 2025, the FASB issued Accounting Standards Update No. 2025-06, Intangibles: Goodwill and Other–Internal-Use Software: Targeted Improvements to the Accounting for Internal-Use Software (Subtopic 350-40) (ASU 2025-06) to modernize the accounting for software costs under Subtopic 350-40, Intangibles–Goodwill and Other–Internal-Use Software (referred to as "internal-use software"). Upon adoption, the Company will be required to account for internal-use software under the updated capitalization criteria. The standard is effective for our interim and annual 2028 periods, with early adoption permitted. The standard can be applied either prospectively, retrospectively, or under a modified transition approach. The Company is currently evaluating the impact of this guidance.

(4) Digital Assets

The Company accounts for its digital assets, which are comprised solely of bitcoin, as indefinite-lived intangible assets in accordance with ASC 350, Intangibles—Goodwill and Other and ASU 2023-08. The Company's digital assets are initially recorded at cost. Subsequent to the Company's adoption of ASU 2023-08 on January 1, 2025, bitcoin assets are measured at fair value as of each reporting period. The Company determines the fair value of its bitcoin in accordance with ASC 820, Fair Value Measurement, based on quoted (unadjusted) prices on the Coinbase exchange, the active exchange that the Company has determined is its principal market for bitcoin (Level 1 inputs). Changes in fair value are recognized as incurred in the Company's Consolidated Statements of Operations, within "Unrealized loss on digital assets", within operating expenses in the Company's Consolidated Statement of Operations. Prior to the adoption of ASU 2023-08, the Company's digital assets were initially recorded at cost, and subsequently measured at cost, net of any impairment losses incurred since acquisition. Impairment losses were recognized as "Digital asset impairment losses" in the Company's Consolidated Statement of Operations in the period in which the impairment occurred. Gains (if any) were not recorded until realized upon sale, at which point they were presented net of any impairment losses in the Company's Consolidated Statements of Operations.

The following table presents a reconciliation of the opening and closing balances of the Company's digital assets, including purchases and unrealized gains or losses as calculated after the adoption of ASU 2023-08 on January 1, 2025, and digital asset impairment losses as calculated prior to the adoption of ASU 2023-08 (in thousands, except number of bitcoins) for the periods indicated.

	Digital Asset Carrying Value (in thousands)	Approximate Number of Bitcoins Held
Balance at December 31, 2022 (before the adoption of ASU 2023-08)	$ 1,840,028	132,500
Digital asset purchases	1,902,299	56,650
Digital asset impairment losses	(115,851)	n/a
Balance at December 31, 2023 (before the adoption of ASU 2023-08)	$ 3,626,476	189,150
Digital asset purchases	22,072,759	258,320
Digital asset impairment losses	(1,789,862)	n/a
Balance at December 31, 2024 (before the adoption of ASU 2023-08)	$ 23,909,373	447,470
Cumulative effect upon adoption of ASU 2023-08	17,881,048	n/a

Digital asset purchases		22,467,083	225,030
Unrealized loss on digital assets (1)		(5,403,476)	n/a
Balance at December 31, 2025	$	58,854,028	672,500

(1) Unrealized loss on digital assets is included in Unrealized loss on digital assets on the Consolidated Statements of Operations.

The Company did not sell any of its bitcoins during the years ended December 31, 2025, 2024, or 2023.

The following table summarizes the Company's digital asset holdings (in thousands, except number of bitcoins), as of the dates indicated.

		December 31			
		2025	**2024**		**2023**
Digital asset cost basis	$	50,435,331	$ 27,968,248	$	5,895,489
Digital asset fair value	$	58,854,028	n/a		n/a
Cumulative digital asset impairment losses		n/a	$ 4,058,875	$	2,269,013

The carrying value on the Company's Consolidated Balance Sheet at each period-end prior to the adoption of ASC 2023-08 represented the lowest fair value (based on Level 1 inputs in the fair value hierarchy) of the bitcoin at any time since their acquisition. Therefore, these fair value measurements were made during the period from their acquisition through December 31, 2024.

From time to time, the Company's execution partners may extend short-term trade credits to the Company and to MacroStrategy LLC ("MacroStrategy"), a wholly-owned subsidiary of the Company, to purchase bitcoin in advance of using cash funds in the respective trading accounts. Previously, the Company also made bitcoin purchases on a delayed settlement basis. Trade credits and delayed settlement payments, as applicable, are due and payable after the bitcoin purchases are completed. In 2025 and 2024, certain bitcoin of the Company and MacroStrategy were subject to a first priority security interest and lien in order to secure payments owed by the Company or MacroStrategy with respect to these arrangements. While trade credits or delayed settlements are outstanding, the Company may incur interest fees and be required to maintain minimum balances in its trading and custody accounts with such execution partners. As of December 31, 2025 and 2024, the Company had no outstanding trade credits payable or delayed settlement obligations.

The vast majority of the Company's assets are concentrated in its bitcoin holdings. Bitcoin is a digital asset, which is a novel asset class that is subject to significant legal, commercial, regulatory and technical uncertainty. Holding bitcoin does not generate any cash flows and involves custodial fees and other costs. Additionally, the price of bitcoin has historically experienced significant price volatility, and a significant decrease in the price of bitcoin would adversely affect the Company's financial condition and results of operations. The Company's strategy of acquiring and holding bitcoin also exposes it to counterparty risks with respect to the custody of its bitcoin, cybersecurity risks, and other risks inherent to holding a digital asset. In particular, the Company is subject to the risk that, if its private keys with respect to its digital assets are lost or destroyed or other similar circumstances or events occur, the Company may lose some or all of its digital assets, which could materially adversely affect the Company's financial condition and results of operations.

(5) Contract Balances

The Company invoices its customers in accordance with billing schedules established in each contract. The Company's rights to consideration from customers are presented separately in the Company's Consolidated Balance Sheets depending on whether those rights are conditional or unconditional.

The Company presents unconditional rights to consideration from customers within "Accounts receivable, net" in its Consolidated Balance Sheets. All of the Company's contracts are generally non-cancellable and/or non-refundable, and therefore an unconditional right generally exists when the customer is billed or amounts are billable per the contract.

Accounts receivable (in thousands) consisted of the following, as of:

		December 31,		
		2025		**2024**
Billed and billable	$	209,094	$	183,391
Less: allowance for credit losses		(3,346)		(2,188)
Accounts receivable, net	$	205,748	$	181,203

Changes in the allowance for credit losses were not material for the year ended December 31, 2025.

Rights to consideration that are subject to a condition other than the passage of time are considered contract assets until they are expected to become unconditional and transfer to accounts receivable. Current contract assets included in "Prepaid expenses and other current assets" in the Consolidated Balance Sheets consisted of $9.7 million and $2.6 million, as of December 31, 2025 and 2024, respectively, related primarily to performance obligations or services being rendered in advance of future invoicing associated with multi-year contracts. These true-up adjustments are generally not material. Non-current contract assets included in "Deposits and other assets" in the Consolidated Balance Sheets consisted of $4.7 million and $6.8 million, as of December 31, 2025 and 2024, respectively, related to performance obligations or services being rendered in advance of future invoicing associated with multi-year contracts. During the years ended December 31, 2025, 2024, and 2023, there were no significant impairments to the Company's contract assets, nor were there any significant changes in the timing of the Company's contract assets being reclassified to accounts receivable.

Contract liabilities are amounts received or due from customers in advance of the Company transferring the software or services to the customer and presented as "Deferred revenue and advance payments" in the Consolidated Balance Sheets. In the case of multi-year service contract arrangements, the Company generally does not invoice more than one year in advance of services and does not record deferred revenue for amounts that have not been invoiced. Revenue is subsequently recognized in the period(s) in which control of the software or services is transferred to the customer.

The Company's "Accounts receivable, net" and "Deferred revenue and advance payments" balances in the Consolidated Balance Sheets include unpaid amounts related to contracts under which the Company has an enforceable right to invoice the customer for non-cancellable and/or non-refundable software and services. Changes in accounts receivable and changes in deferred revenue and advance payments are presented net of these unpaid amounts in "Operating activities" in the Consolidated Statements of Cash Flows.

Deferred revenue and advance payments (in thousands) from customers consisted of the following, as of:

		December 31,		
		2025		2024
Current:				
Deferred product licenses revenue	$	3,053	$	1,777
Deferred subscription services revenue		165,971		107,119
Deferred product support revenue		98,607		124,684
Deferred other services revenue		4,487		4,394
Total current deferred revenue and advance payments	$	272,118	$	237,974
Non-current:				
Deferred product licenses revenue	$	91	$	174
Deferred subscription services revenue		3,308		2,263
Deferred product support revenue		1,362		2,111
Deferred other services revenue		690		422
Total non-current deferred revenue and advance payments	$	5,451	$	4,970

During the years ended December 31, 2025, 2024, and 2023, the Company recognized revenues of $242.9 million, $225.4 million, and $215.9 million, respectively, from amounts included in the total deferred revenue and advance payments balances at the beginning of the respective year. For the years ended December 31, 2025, 2024, and 2023, there were no significant changes in the timing of revenue recognition on the Company's deferred balances.

The Company's remaining performance obligation represents all future revenue under contract and includes deferred revenue and advance payments and billable non-cancelable amounts that will be invoiced and recognized as revenue in future periods. The remaining performance obligation excludes contracts that are billed in arrears, such as certain time and materials contracts. The portions of multi-year contracts that will be invoiced in the future are not presented on the balance sheet within accounts receivable and deferred revenues and are instead included in the following remaining performance obligation disclosure. As of December 31, 2025, the Company had an aggregate transaction price of $588.0 million allocated to the remaining performance obligation related to subscription services, product support, product licenses, and other services contracts. The Company expects to recognize $344.2 million within the next 12 months and the remainder thereafter.

(6) Property and Equipment

Property and equipment (in thousands) consisted of the following, as of:

	December 31,	
	2025	**2024**
Corporate aircraft and related equipment	$ 48,996	$ 48,645
Computer equipment and purchased software	47,679	61,828
Furniture and equipment	11,942	9,708
Leasehold improvements	31,989	29,547
Internally developed software	5,969	9,917
Property and equipment, gross	146,575	159,645
Less: accumulated depreciation and amortization	(117,717)	(133,318)
Property and equipment, net	$ 28,858	$ 26,327

Depreciation and amortization expenses related to property and equipment were $5.8 million, $5.6 million, and $6.4 million for the years ended December 31, 2025, 2024, and 2023, respectively.

(7) Leases

The Company leases office space in the United States and foreign locations under operating lease agreements. Office space is the Company's only material underlying asset class under operating lease agreements. The Company has no material finance leases.

Under the Company's office space lease agreements, fixed payments and variable payments that depend on an index or rate are typically comprised of base rent and parking fees. Additionally, under these agreements the Company is generally responsible for certain variable payments that typically include certain taxes, utilities and maintenance costs, and other fees. These variable lease payments are generally based on the Company's occupation or usage percentages and are subject to adjustments by the lessor.

The Company's ROU asset and total lease liability balances were $47.0 million and $57.4 million, respectively, as of December 31, 2025, and $54.6 million and $66.8 million, respectively, as of December 31, 2024. The Company's most significant lease is for its corporate headquarters in Northern Virginia. The ROU asset and total lease liability balances related to the Company's corporate headquarters lease were $37.1 million and $46.8 million, respectively, as of December 31, 2025, and $42.8 million and $54.6 million, respectively, as of December 31, 2024. The lease agreement for the Company's corporate headquarters location is set to expire in December 2030, with an option for the Company to extend the term for an additional five or 10 consecutive years. The Company is currently not reasonably certain it will exercise this renewal option and therefore has not included the renewal option in the lease term. Several of the Company's remaining leases contain options for renewal or options to terminate all or a portion of the leased space. The Company continually assesses the likelihood of exercising these options and recognizes an option as part of its ROU assets and lease liabilities if and when it is reasonably certain that it will exercise the option.

The following table presents the Company's total lease cost and other lease details for the periods indicated (in thousands, except years and discount rates):

		Years Ended December 31,				
		2025		2024		2023
Lease cost:						
Operating lease cost	$	12,574	$	12,577	$	13,081
Short-term lease cost		721		619		579
Variable lease cost		439		632		783
Total lease cost	$	13,734	$	13,828	$	14,443
Other information:						
Cash paid for amounts included in the measurement of operating lease liabilities	$	14,434	$	14,525	$	9,862
ROU assets obtained in exchange for new operating lease liabilities	$	1,110	$	6,032	$	6,183
Weighted average remaining lease term in years – operating leases		4.9		5.8		6.6
Weighted average discount rate – operating leases		6.0 %		6.0 %		6.0 %

The following table presents the maturities of the Company's operating lease liabilities as of December 31, 2025 (in thousands):

For the year ended December 31,		
2026	$	15,093
2027		14,293
2028		13,815
2029		12,942
2030		8,097
Thereafter		1,442
Total lease payments		65,682
Less: imputed interest		(8,240)
Total	$	**57,442**

Reported as:		
Current operating lease liabilities	$	11,307
Non-current operating lease liabilities		46,135
Total	$	**57,442**

(8) Long-term Debt

The net carrying value of the Company's outstanding debt (in thousands) consisted of the following as of:

	December 31,	
	2025	**2024**
2027 Convertible Notes	$ —	$ 1,041,352
2028 Convertible Notes	1,002,736	998,543
2029 Convertible Notes	2,982,316	2,975,037
2030A Convertible Notes	789,109	785,172
2030B Convertible Notes	1,989,115	—
2031 Convertible Notes	596,843	594,476
2032 Convertible Notes	790,113	787,417
Other long-term secured debt	39,923	9,678
Total	**$ 8,190,155**	**$ 7,191,675**
Reported as:		
Current portion of long-term debt, net	31,313	517
Long-term debt, net	8,158,842	7,191,158
Total	**$ 8,190,155**	**$ 7,191,675**

Convertible Senior Notes

As of December 31, 2025, the following convertible notes were outstanding (the "Outstanding Convertible Notes"):

- $1.01 billion aggregate principal amount of 0.625% Convertible Senior Notes due 2028 (the "2028 Convertible Notes");

- $3.00 billion aggregate principal amount of 0% Convertible Senior Notes due 2029 (the "2029 Convertible Notes");

- $800.0 million aggregate principal amount of 0.625% Convertible Senior Notes due 2030 (the "2030A Convertible Notes");

- $2.00 billion aggregate principal amount of 0% Convertible Senior Notes due 2030 (the "2030B Convertible Notes");

- $603.7 million aggregate principal amount of 0.875% Convertible Senior Notes due 2031 (the "2031 Convertible Notes"); and

- $800.0 million aggregate principal amount of 2.25% Convertible Senior Notes due 2032 (the "2032 Convertible Notes").

Additionally, the Company also previously issued, in February 2021, $1.05 billion aggregate principal amount of 0% Convertible Senior Notes due 2027 (the "2027 Convertible Notes", and together with the Outstanding Convertible Notes, the "Convertible Notes"). All of the 2027 Convertible Notes were redeemed or converted into the Company's class A common stock during the first quarter of 2025.

Each of the Convertible Notes were issued in a private offering. The Outstanding Convertible Notes are, and the 2027 Convertible Notes were, senior unsecured obligations of the Company ranking senior in right of payment to any of the Company's indebtedness expressly subordinated in right of payment to the Convertible Notes; equal in right of payment to any of the Company's unsecured indebtedness not so subordinated; effectively junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries. The following table summarizes the key terms of each of the Convertible Notes (principal at inception, net proceeds, and issuance costs are each reported in thousands). The summaries below are qualified in their entirety by the full text of the applicable indenture:

	2027 Convertible Notes	2028 Convertible Notes	2029 Convertible Notes	2030A Convertible Notes	2030B Convertible Notes	2031 Convertible Notes	2032 Convertible Notes
Issuance Date	February 2021	September 2024	November 2024	March 2024	February 2025	March 2024	June 2024
Maturity Date (1)	February 15, 2027	September 15, 2028	December 1, 2029	March 15, 2030	March 1, 2030	March 15, 2031	June 15, 2032
Principal at Inception	$ 1,050,000	$ 1,010,000	$ 3,000,000	$ 800,000	$ 2,000,000	$ 603,750	$ 800,000
Stated Interest Rate (2)	0.000 %	0.625 %	0.000 %	0.625 %	0.000 %	0.875 %	2.250 %
Interest Payment Dates (3)	February 15 & August 15	March 15 & September 15	June 1 & December 1	March 15 & September 15	March 1 & September 1	March 15 & September 15	June 15 & December 15
Net Proceeds	$ 1,025,830	$ 997,375	$ 2,974,250	$ 782,000	$ 1,984,852	$ 592,567	$ 786,000
Issuance Costs (4)	$ 24,170	$ 12,625	$ 25,750	$ 18,000	$ 15,148	$ 11,183	$ 14,000
Effective Interest Rate (4)	0.39 %	1.05 %	0.24 %	1.14 %	0.25 %	1.30 %	2.63 %
Date of Holder Put Option (5)	n/a	September 15, 2027	June 1, 2028	September 15, 2028	March 1, 2028	September 15, 2028	June 15, 2029
Initial Conversion Rate (6)	6.98	5.46	1.49	6.68	2.31	4.30	4.89
Initial Conversion Price (7)	$ 143.25	$ 183.19	$ 672.40	$ 149.77	$ 433.43	$ 232.72	$ 204.33
Convertible at any time after the following date (8) (9)	January 24, 2025	March 15, 2028	June 1, 2029	September 15, 2029	December 3, 2029	September 15, 2030	December 15, 2031
Not redeemable by the Company prior to the following date (10)	February 20, 2024	December 20, 2027	December 4, 2026	March 22, 2027	March 5, 2027	March 22, 2028	June 20, 2029
Redemption Date (11)	February 24, 2025	n/a	n/a	n/a	n/a	n/a	n/a

(1) "Maturity Date" is the stated maturity date under each applicable indenture governing such notes, unless earlier converted, redeemed, or repurchased in accordance with their terms.

(2) Holders may receive additional or special interest under specified circumstances as outlined under each applicable indenture governing the Convertible Notes.

(3) The 2029 Convertible Notes and the 2030B Convertible Notes do not bear regular interest. Additionally, the 2027 Convertible Notes did not bear regular interest prior to their redemption.

(4) "Issuance Costs" reflect the customary offering expenses associated with each of the Convertible Notes. The Company accounts for these issuance costs as a reduction to the principal amount of the respective Convertible Notes and amortizes the issuance costs to interest expense from the respective debt issuance dates through the earlier of the "Maturity Date" or the "Date of Holder Put Option," if applicable, at the "Effective Interest Rates" stated in the table.

(5) "Date of Holder Put Option" represents the respective dates upon which holders of the 2028 Convertible Notes, 2029 Convertible Notes, 2030A Convertible Notes, 2030B Convertible Notes, 2031 Convertible Notes, and 2032 Convertible Notes each have a noncontingent right to require the Company to repurchase for cash all or any portion of their respective notes at a repurchase price equal to 100% of the principal amount of such notes to be repurchased, plus any accrued and unpaid interest to, but excluding the repurchase date.

(6) The "Initial Conversion Rate" is stated in the approximate number of shares of the Company's class A common stock per $1,000 principal amount. The conversion rates are subject to customary anti-dilution adjustments. In addition, following certain events that may occur prior to the respective maturity dates or if the Company delivers a notice of redemption, the Company will increase the conversion rate for a holder who elects to convert its respective Convertible Notes in connection with such corporate event or notice of redemption, as the case may be, in certain circumstances as provided in each indenture governing the respective Convertible Notes.

(7) The "Initial Conversion Price" is stated in dollars per share of the Company's class A common stock.

(8) On or after the stated dates until the close of business on the second scheduled trading day immediately preceding the respective maturity dates, holders may convert the Convertible Notes at any time. Upon conversion of the Convertible Notes, the Company will pay or deliver, as the case may be, cash, shares of the Company's class A common stock, or a combination of cash and shares of class A common stock, at the Company's election. For the 2027 Convertible Notes, the date presented is the date on which the Company delivered its notice of full redemption of the 2027 Convertible Notes, which resulted in the 2027 Convertible Notes being convertible at any time thereafter until 5:00pm New York City time, on February 20, 2025. See below under "Conversions and Redemption of Convertible Notes" for further information.

(9) Prior to the respective dates, the Convertible Notes are convertible only under the following circumstances:

    a. during any calendar quarter (and only during such calendar quarter) if the last reported sale price of the Company's class A common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price of the respective Convertible Notes on each applicable trading day;

    b. during the five business day period after any five consecutive trading day period (the "measurement period") in which the "trading price" (as defined under each applicable indenture governing the respective Convertible Notes) per $1,000 principal amount of the respective Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's class A common stock and the applicable conversion rate on each such trading day;

    c. (a) in the case of the 2028 Convertible Notes, 2029 Convertible Notes, 2030A Convertible Notes, 2031 Convertible Notes and 2032 Convertible Notes, the Company calls any or all of such Convertible Notes for redemption, then a holder may surrender all or any part of such of its Convertible Notes as called for redemption for conversion at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; and (b) in the case of the 2030B Convertible Notes, the Company calls any 2030B Convertible Notes for redemption, then the holders of such 2030B Convertible Note may convert such 2030B Convertible Notes at any time before the close of business on the second business day immediately before the related redemption date; and

    d. upon occurrence of specified corporate events as described in each applicable indenture governing the respective Convertible Notes.

(10) The Company may redeem for cash all or a portion of the Convertible Notes at its option, on or after the stated dates, if the last reported sale price of the Company's class A common stock has been at least 130% of the conversion price of the respective Convertible Notes then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides a notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption. The redemption price will be equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. See below "Conversions and Redemption of Convertible Notes" subsection for information regarding the Company's notice of redemption of the 2027 Convertible Notes.

(11) "Redemption Date" for the 2027 Convertible Notes is the date on which the Company redeemed all outstanding 2027 Convertible Notes.

If the Company undergoes a "fundamental change," as defined in the respective indentures governing the Convertible Notes prior to maturity, subject to certain conditions, holders may require the Company to repurchase for cash all or any portion of their respective Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the respective Convertible Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The respective indentures governing the Convertible Notes contain customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of at least 25% in principal amount outstanding of the respective Convertible Notes may declare 100% of the principal of, and accrued and unpaid interest, if any, on, all the respective Convertible Notes to be due and payable.

Although the Convertible Notes contain embedded conversion features, the Company accounts for the Convertible Notes in their entirety as a liability because the conversion features are indexed to the Company's class A common stock and meet the criteria for classification in stockholders' equity and therefore do not qualify for separate derivative accounting.

Conversions and Redemption of Convertible Notes

On January 24, 2025, the Company delivered a notice of full redemption (the "2027 Redemption Notice") to the trustee of the Company's 2027 Convertible Notes for the redemption of all $1.05 billion in aggregate principal amount of the 2027 Convertible Notes then outstanding on February 24, 2025 (the "2027 Redemption Date"), at a redemption price equal to 100% of the principal amount of the 2027 Convertible Notes to be redeemed, plus accrued and unpaid special interest, if any, to but excluding the 2027 Redemption Date, unless earlier converted. Due to the Company's issuance of the 2027 Redemption Notice, the 2027 Convertible Notes became convertible at the option of the holders of such notes from the delivery of the 2027 Redemption Notice until 5:00 p.m., New York City time, on February 20, 2025. The Company elected to satisfy its conversion obligation with respect to the 2027 Convertible Notes by delivering solely shares of its class A common stock, together with cash in lieu of any fractional shares. Holders of the 2027 Convertible Notes requested to convert $1.05 billion in principal amount of the 2027 Convertible Notes for which the Company issued 7,373,528 shares of the Company's class A common stock and paid a nominal amount of cash in lieu of fractional shares upon settlement of such conversion requests, in accordance with the terms and provisions of the indenture governing the 2027 Convertible Notes. There were no outstanding 2027 Convertible Notes as of December 31, 2025.

During the year ended December 31, 2025, the Company received from certain holders of the 2031 Convertible Notes requests to convert an immaterial principal amount of the 2031 Convertible Notes, which the Company settled in shares of class A common stock and a nominal amount of cash in lieu of fractional shares in accordance with the terms and provisions of the indenture governing the 2031 Convertible Notes.

During the year ended December 31, 2024 (and prior to the delivery of the 2025 Redemption Notice (defined below)), the Company received from certain holders of the Company's 0.750% Convertible Senior Notes due 2025 (the "2025 Convertible Notes") requests to convert an immaterial principal amount of the 2025 Convertible Notes, which the Company elected to settle in shares of class A common stock and cash in accordance with the terms and provisions of the indenture governing the 2025 Convertible Notes.

On June 13, 2024, the Company announced that it delivered a notice of redemption (the "2025 Redemption Notice") to the trustee of the 2025 Convertible Notes for redemption of all $650.0 million in aggregate principal amount of the 2025 Convertible Notes then outstanding on July 15, 2024 (the "2025 Redemption Date"). Due to the Company's issuance of the 2025 Redemption Notice, the 2025 Convertible Notes became convertible at the option of the holders of such notes from the delivery of the 2025 Redemption Notice until 5:00 p.m., New York City time, on July 11, 2024. The Company elected to satisfy its conversion obligation with respect to the 2025 Convertible Notes by delivering solely shares of its class A common stock, together with cash in lieu of any fractional shares. Holders of the 2025 Convertible Notes requested to convert $649.7 million in principal amount of the 2025 Convertible Notes prior to the 2025 Redemption Date, for which the Company issued 16,323,050 shares of the Company's class A common stock and paid a nominal amount of cash in lieu of fractional shares upon settlement of such conversion requests, in accordance with the terms and provisions of the indenture governing the 2025 Convertible Notes. On the 2025 Redemption Date, the Company redeemed $0.3 million aggregate principal amount of 2025 Convertible Notes, constituting all of the 2025 Convertible Notes then outstanding, at an aggregate redemption price of $0.3 million in cash, equal to 100% of the principal amount of the 2025 Convertible Notes redeemed, plus accrued and unpaid interest, to but excluding the 2025 Redemption Date. There were no outstanding 2025 Convertible Notes as of December 31, 2024.

Collective Convertible Notes Disclosures

As of December 31, 2025, the maximum number of shares into which the Convertible Notes could have been potentially converted if the conversion features were triggered at the conversion rates then in effect based on the Convertible Notes then outstanding on such date was:

- 2028 Convertible Notes: 5,513,489 shares of class A common stock;
- 2029 Convertible Notes: 4,461,600 shares of class A common stock;
- 2030A Convertible Notes: 5,341,600 shares of class A common stock;
- 2030B Convertible Notes: 4,614,400 shares of class A common stock;
- 2031 Convertible Notes: 2,593,923 shares of class A common stock; and
- 2032 Convertible Notes: 3,915,200 shares of class A common stock.

The 2028 Convertible Notes, 2030A Convertible Notes, 2031 Convertible Notes and 2032 Convertible Notes were convertible at the option of the holders during certain quarters of the year ended December 31, 2025. However, the Company did not receive any requests to convert the 2028 Convertible Notes, 2030A Convertible Notes, and 2032

Convertible Notes during such periods. See "Conversions and Redemption of Convertible Notes" above for additional information about conversions of the 2031 Convertible Notes.

The Outstanding Convertible Notes may be convertible in future periods if one or more of the conversion conditions are satisfied during future measurement periods. None of the Outstanding Convertible Notes are convertible at the option of holders during the three months ending March 31, 2026.

No conversions of the Outstanding Convertible Notes occurred during the years ended December 31, 2025, 2024, and 2023, except for the 2031 Convertible Notes as discussed above under the "Conversions and Redemption of Convertible Notes" subsection.

Other than the Company's redemption of the 2027 Convertible Notes, the Company did not redeem any of the Convertible Notes during the year ended December 31, 2025.

As of December 31, 2025 and 2024, the net carrying value of the Convertible Notes was classified as a long-term liability in the "Long-term debt, net" line item in the Company's Consolidated Balance Sheets.

The following is a summary of the Company's convertible debt instruments as of December 31, 2025 and 2024 (in thousands):

| | December 31, 2025 | | | | |
| | Outstanding Principal Amount | Unamortized Issuance Costs | Net Carrying Value | Fair Value | |
				Amount	Leveling
2028 Convertible Notes	$ 1,010,000	$ (7,264)	$ 1,002,736	$ 1,214,525	Level 2
2029 Convertible Notes	3,000,000	(17,684)	2,982,316	2,468,832	Level 2
2030A Convertible Notes	800,000	(10,891)	789,109	1,014,071	Level 2
2030B Convertible Notes	2,000,000	(10,885)	1,989,115	1,728,262	Level 2
2031 Convertible Notes	603,659	(6,816)	596,843	621,950	Level 2
2032 Convertible Notes	800,000	(9,887)	790,113	892,562	Level 2
Total	$ 8,213,659	$ (63,427)	$ 8,150,232	$ 7,940,202	

| | December 31, 2024 | | | | |
| | Outstanding Principal Amount | Unamortized Issuance Costs | Net Carrying Value | Fair Value | |
				Amount	Leveling
2027 Convertible Notes	$ 1,050,000	$ (8,648)	$ 1,041,352	$ 2,134,125	Level 2
2028 Convertible Notes	1,010,000	(11,457)	998,543	1,927,828	Level 2
2029 Convertible Notes	3,000,000	(24,963)	2,975,037	2,447,682	Level 2
2030A Convertible Notes	800,000	(14,828)	785,172	1,657,323	Level 2
2031 Convertible Notes	603,750	(9,274)	594,476	877,559	Level 2
2032 Convertible Notes	800,000	(12,583)	787,417	1,324,602	Level 2
Total	$ 7,263,750	$ (81,753)	$ 7,181,997	$ 10,369,119	

The fair value of the Convertible Notes is determined using observable market data other than quoted prices, specifically the last traded price at the end of the reporting period of identical instruments in the over-the-counter market (Level 2).

For the years ended December 31, 2025, 2024 and 2023, interest expense related to the Convertible Notes was as follows (in thousands):

	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	Contractual Interest Expense	Amortization of Issuance Costs	Total	Contractual Interest Expense	Amortization of Issuance Costs	Total	Contractual Interest Expense	Amortization of Issuance Costs	Total
2025 Convertible Notes	$ —	$ —	$ —	$ 2,371	$ 1,494	$ 3,865	$ 4,875	$ 3,043	$ 7,918
2027 Convertible Notes	—	401	401	—	4,046	4,046	—	4,029	4,029
2028 Convertible Notes	6,313	4,192	10,505	1,771	1,168	2,939	—	—	—
2029 Convertible Notes	—	7,279	7,279	—	787	787	—	—	—
2030A Convertible Notes	5,000	3,937	8,937	4,069	3,172	7,241	—	—	—
2030B Convertible Notes	—	4,263	4,263	—	—	—	—	—	—
2031 Convertible Notes	5,282	2,457	7,739	4,154	1,909	6,063	—	—	—
2032 Convertible Notes	18,000	2,696	20,696	9,650	1,417	11,067	—	—	—
Total	$ 34,595	$ 25,225	$ 59,820	$ 22,015	$ 13,993	$ 36,008	$ 4,875	$ 7,072	$ 11,947

The Company paid $34.5 million, $16.5 million and $4.9 million, respectively, in interest related to the Convertible Notes during the years ended December 31, 2025, 2024, and 2023. The Company has not paid any additional interest or special interest related to the Convertible Notes to date.

Senior Secured Notes

On June 14, 2021, the Company issued $500.0 million aggregate principal amount of 2028 Secured Notes. The 2028 Secured Notes were sold under a purchase agreement, dated as of June 8, 2021, entered into by and among the Company, MicroStrategy Services Corporation, a wholly owned subsidiary of the Company (the "Guarantor"), and Jefferies LLC, for resale to qualified institutional buyers. The terms of the 2028 Secured Notes were governed by an indenture, dated as of June 14, 2021 (the "2028 Secured Notes Indenture"), among the Company, the Guarantor, and U.S. Bank National Association, as trustee and collateral agent.

The 2028 Secured Notes were unconditionally guaranteed, jointly and severally, on a senior secured basis by the Guarantor and certain subsidiaries of the Company (excluding MacroStrategy) (collectively, the "Subsidiary Guarantors"). The 2028 Secured Notes bore interest at a fixed rate of 6.125% per annum, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2021. The 2028 Secured Notes had a stated maturity date of June 15, 2028, unless earlier redeemed or repurchased in accordance with their terms and subject to a springing maturity date of September 15, 2025 or November 16, 2026 under certain conditions outlined in the 2028 Secured Notes Indenture. The springing maturity feature was not triggered while the 2028 Secured Notes were outstanding.

The Company redeemed all of the 2028 Secured Notes on September 26, 2024 at a redemption price equal to 103.063% of the principal amount of the 2028 Secured Notes, plus accrued and unpaid interest to, but excluding, September 26, 2024 (the "Redemption Price"). The Redemption Price consisted of a $515.3 million payment to redeem the full $500.0 million outstanding principal amount of the 2028 Secured Notes as of September 26, 2024 and an $8.6 million payment for accrued unpaid interest on the 2028 Secured Notes to but excluding September 26, 2024. The Company also incurred $0.1 million in third party fees in connection with the redemption of the 2028 Secured Notes. The net carrying value of the 2028 Secured Notes as of September 26, 2024, immediately prior to their redemption, was $492.5 million, which resulted in a $22.9 million loss on debt extinguishment recognized in the Company's Consolidated Statement of Operations in the third quarter of 2024.

While outstanding, the 2028 Secured Notes were secured, on a senior secured basis with the Company's existing and future senior indebtedness, by a first priority security interest in substantially all of the Company's and the Subsidiary Guarantors' assets (the "Collateral"). The Collateral included any bitcoins or other digital assets acquired by the Company or a Subsidiary Guarantor on or after June 14, 2021. As of December 31, 2023, approximately 16,081 of the bitcoins held by the Company served as part of the Collateral. Upon the redemption of the 2028 Secured Notes in September 2024, all collateral securing the 2028 Secured Notes was released.

The Company incurred approximately $12.8 million in customary offering expenses associated with the 2028 Secured Notes. The Company accounted for these issuance costs as a reduction to the principal amount of the 2028 Secured Notes and amortized the issuance costs to interest expense over the contractual term of the 2028 Secured Notes at an effective interest rate of 6.58%.

No interest expense related to the 2028 Secured Notes was recognized after the debt was repaid in full during the third quarter of 2024. For the years ended December 31, 2024 and 2023, interest expense related to the 2028 Secured Notes was as follows (in thousands):

| | Year Ended December 31, 2024 | | | Year Ended December 31, 2023 | | |
	Contractual Interest Expense	Amortization of Issuance Costs	Total	Contractual Interest Expense	Amortization of Issuance Costs	Total
2028 Secured Notes	$ 22,628	$ 1,287	$ 23,915	$ 30,625	$ 1,646	$ 32,271

The Company paid $23.9 million and $30.6 million respectively, in interest related to the 2028 Secured Notes during the years ended December 31, 2024 and 2023.

Other long-term secured debt

In June 2022, the Company, through a wholly-owned subsidiary, entered into a secured term loan agreement in the amount of $11.1 million, bearing interest at an annual rate of 5.2%, and maturing in June 2027. The loan is secured by certain non-bitcoin assets of the Company that are not otherwise serving as collateral for any of the Company's other indebtedness. After monthly payments made under the terms of the agreement, the loan had a net carrying value of $9.2 million and $9.7 million as of December 31, 2025 and 2024, respectively, and an outstanding principal balance of $9.2 million and $9.8 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, $0.6 million and $0.5 million of the respective net carrying values were short-term and presented in "Current portion of long-term debt, net" in the Consolidated Balance Sheets.

In June 2025, the Company entered into a loan agreement that provides for aggregate borrowings of up to $31.1 million, available in multiple tranches, to fund a capital asset purchase. Amounts outstanding under the loan bear interest, with respect to each tranche, at a variable rate equal to the one-year Secured Overnight Financing Rate plus 4.24%. The loan is secured by non-bitcoin assets that do not and will not otherwise serve as collateral for any of the Company's other indebtedness. The loan will mature in 2026.

After monthly payments made under the terms of these other long-term secured debt agreements, the other long-term secured debt had an aggregate net carrying value of $39.9 million and $9.7 million as of December 31, 2025 and 2024, respectively, and an aggregate outstanding principal balance of $40.3 million and $9.8 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025, and 2024, $31.3 million and $0.5 million of the respective net carrying values were short-term and were presented in "Current portion of long-term debt, net" in the Consolidated Balance Sheets.

Maturities

The following table shows the maturities of the Company's debt instruments as of December 31, 2025 (in thousands). The principal payments related to the 2028 Convertible Notes, 2029 Convertible Notes, 2030A Convertible Notes, 2030B Convertible Notes, 2031 Convertible Notes, and 2032 Convertible Notes are included in the table below as if the holders exercised their right to require the Company to repurchase all of the respective convertible notes on their respective Date of Holder Put Option.

Payments due by period ended December 31,	2028 Convertible Notes	2029 Convertible Notes	2030A Convertible Notes	2030B Convertible Notes	2031 Convertible Notes	2032 Convertible Notes	Other long-term secured debt	Total
2026	$ —	$ —	$ —	$ —	$ —	$ —	$ 31,708	$ 31,708
2027	1,010,000	—	—	—	—	—	8,633	1,018,633
2028	—	3,000,000	800,000	2,000,000	603,659	—	—	6,403,659
2029	—	—	—	—	—	800,000	—	800,000
2030	—	—	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—	—	—
Total	$ 1,010,000	$ 3,000,000	$ 800,000	$ 2,000,000	$ 603,659	$ 800,000	$ 40,341	$ 8,254,000

As part of the Company's bitcoin strategy, the Company expects to incur or continue to incur additional indebtedness and other fixed charges for the purposes of acquiring additional bitcoin and to satisfy its financial and other obligations. The Company's ability to obtain equity and debt financing is subject to market conditions and other factors outside of its control, and the Company may not be able to secure equity or debt financing in a timely manner, on favorable terms, or at all. If the Company is unable to obtain equity or debt financing, the Company could seek to use proceeds from the sale of its bitcoin to meet its obligations. Historically, the bitcoin market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, the Company may not be able to sell its bitcoin at favorable prices or at all. As a result, the Company's bitcoin holdings may not be able to serve as a source of liquidity for the Company to the same extent as cash and cash equivalents. Further, the Company's bitcoin holdings do not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation.

(9) Commitments and Contingencies

(a) Commitments

From time to time, the Company enters into certain types of contracts that require it to indemnify parties against third-party claims. These contracts primarily relate to agreements under which the Company assumes indemnity obligations for intellectual property infringement, as well as other obligations from time to time depending on arrangements negotiated with customers and other third parties. The conditions of these obligations vary. Thus, the overall maximum amount of the Company's indemnification obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations and does not currently expect to incur any material obligations in the future. Accordingly, the Company has not recorded an indemnification liability on its Consolidated Balance Sheets as of December 31, 2025 or December 31, 2024.

The following table shows future minimum payments related to noncancelable purchase agreements with initial terms of greater than one year as of December 31, 2025 (in thousands):

Year		Purchase Obligations
2026	$	69,000
2027		59,644
2028		27,473
2029		—
2030		—
Thereafter		—
	$	156,117

(b) Contingencies

Brazil Matter

Following an internal review initiated in 2018, the Company disclosed its belief that its Brazilian subsidiary failed or likely failed to comply with local procurement regulations in conducting business with certain Brazilian government entities.

In 2020 the Company learned that the Brazilian Federal Police were investigating alleged corruption and procurement fraud involving certain government officials, including a transaction that was part of the basis of the Company's previously reported failure or likely failure of its Brazilian subsidiary to comply with local procurement regulations. To the best of the Company's knowledge, this investigation was concluded in 2023. Neither employees of the Company's Brazilian subsidiary nor the subsidiary itself were targets of the Federal Police investigation.

The Company's Brazilian subsidiary voluntarily disclosed information from its 2018 internal review to Brazil's General Superintendence of the Administrative Council for Economic Defense ("SG/CADE"), the Federal Comptroller General ("CGU") and the Office of the Comptroller General of the State of São Paulo ("CGE-SP"). Following this voluntary disclosure and cooperation with these agencies, the Company's Brazilian subsidiary signed leniency agreements with the SG/CADE in September 2020, with the CGU and the Federal General Attorney's Office ("AGU") in July 2024, and with the CGE-SP and the Office of the Attorney General of the State of São Paulo ("PGE-SP") in April 2025.

In 2023, the SG/CADE launched a public administrative proceeding to investigate potentially anticompetitive conduct by various entities and individuals in Brazil based in part on the information voluntarily disclosed by the Company's Brazilian subsidiary, which is also one of the defendants in the proceeding. If at the end of the proceeding, SG/CADE's Tribunal confirms that the Brazilian subsidiary's obligations under the leniency agreement it signed with SG/CADE have been fulfilled, the Brazilian subsidiary will receive full immunity from fines.

Pursuant to its leniency agreement with the CGU and the AGU, the Brazilian subsidiary (i) paid approximately BRL6.16 million (equivalent to approximately $1.1 million) in July 2024, (ii) agreed to certain undertakings regarding its compliance program, and (iii) has been granted immunity from debarment and other sanctions. As a result of this leniency agreement, the CGU dismissed its pending administrative action against the Brazilian subsidiary over alleged procurement violations.

During 2024, the Company paid approximately $1.1 million in cash in respect of these matters as indicated above and accrued an additional $0.3 million in respect of losses that might be incurred with respect to these matters, resulting in a net accrual of $0.4 million as of December 31, 2024, with such accrued amount included as a component of "Accounts payable, accrued expenses, and operating lease liabilities" in the Consolidated Balance Sheet as of December 31, 2024.

Pursuant to its leniency agreement with the CGE-SP and PGE-SP, the Brazilian subsidiary (i) paid approximately BRL2.38 million (equivalent to approximately $0.4 million) in April 2025, and (ii) has been granted immunity from debarment and other sanctions.

The Company's Brazilian subsidiary continues to cooperate with requests from government authorities related to the above matters. As of December 31, 2025, the Company remained unable to reasonably estimate a range of loss beyond the payments described above.

Shareholder Action

On July 21, 2025, David Dodge filed a purported class action lawsuit in the Court of Chancery of the State of Delaware against the Company and the Company's Board alleging violations of the Delaware General Corporation Law (the "DGCL"), and asserting a claim against the Company's Board for breach of fiduciary duty in connection with the purported DGCL violation. Plaintiff Dodge purports to assert claims on behalf of himself and similarly situated holders of the Company's common stock alleging that pursuant to Section 242 of the DGCL ("Section 242"), the holders of the Company's common stock were entitled to vote on the STRK Amendment (as defined in Note 12, Redeemable Preferred Stock) the Company filed on July 7, 2025 with the Secretary of State of the State of Delaware. Refer to Note 12, Redeemable Preferred Stock, for additional information on the STRK Amendment. Plaintiff Dodge seeks, among other things, an order (i) finding, determining and declaring that the Company violated Section 242; (ii) finding, determining and declaring that the Board has breached its fiduciary duties; (iii) deeming the STRK Amendment ineffective and requiring that the Company file a certificate of correction with the Delaware Secretary of State invalidating the STRK Amendment; (iv) awarding unspecified damages to Plaintiff Dodge and the class, including interest; (v) awarding attorneys' fees and costs; and (vi) granting other relief. At this time, the Company cannot predict the outcome or provide a reasonable estimate or range of estimates of the possible outcome or loss, if any, in this matter.

Various Legal Proceedings and Contingent Liabilities

The Company is also involved in various legal proceedings arising in the normal course of business. Although the outcomes of these legal proceedings are inherently difficult to predict, management does not expect the resolution of these legal proceedings to have a material adverse effect on the Company's financial position, results of operations, or cash flows.

The Company has contingent liabilities that, in management's judgment, are not probable of assertion. If such unasserted contingent liabilities were to be asserted, or become probable of assertion, the Company may be required to record significant expenses and liabilities in the period in which these liabilities are asserted or become probable of assertion.

(10) Income Taxes

Income before Income Tax Expense – Domestic and Foreign

U.S. and international components of (loss) income before income taxes (in thousands) were comprised of the following for the periods indicated:

	Years Ended December 31,		
	2025	2024	2023
U.S.	$ (5,578,372)	$ (1,966,444)	$ (157,810)
Foreign	52,418	32,098	33,285
Total	$ (5,525,954)	$ (1,934,346)	$ (124,525)

The (benefit from) provision for income taxes (in thousands) consisted of the following for the periods indicated:

		Years Ended December 31,				
		2025		**2024**		**2023**
Current:						
Federal	$	24	$	(5,202)	$	2,774
State		708		72		3,376
Foreign		5,417		5,368		9,146
	$	6,149	$	238	$	15,296
Deferred:						
Federal	$	(1,116,016)	$	(505,359)	$	(374,800)
State		(569,751)		(262,441)		(194,374)
Foreign		1,816		(123)		232
	$	(1,683,951)	$	(767,923)	$	(568,942)
Total Income tax expense (benefit)						
Federal	$	(1,115,992)	$	(510,561)	$	(372,026)
State		(569,043)		(262,369)		(190,998)
Foreign		7,233		5,245		9,378
Total benefit	$	(1,677,802)	$	(767,685)	$	(553,646)

Reconciliation of Statutory Federal Income Tax Rate to the Effective Income Tax Rate

The benefit from or provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to the Company's loss before income taxes as follows for the periods indicated.

Below is a tabular rate reconciliation pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 (in thousands):

		December 31, 2025	
		$	**%**
U.S. Federal Statutory Tax Rate	$	(1,160,450)	21.0 %
State and Local Income Tax, Net of Federal Income Tax Effect*		(449,659)	8.1 %
Foreign Tax Effects			
Other Foreign Jurisdictions		(3,912)	0.1 %
Domestic U.S. Federal			
Effect of Cross-Border Tax Laws		2,746	(0.1)%
Tax Credits		(8,710)	0.2 %
Nontaxable or Nondeductible Items			
Stock Compensation		(61,051)	1.1 %
Other		2,291	— %
Changes in Unrecognized Tax Benefits		943	— %
Total tax benefit and effective income tax rate	$	(1,677,802)	30.4 %

* State taxes in Virginia made up the majority (greater than 50 percent) of the tax effect in this category.

During the year ended December 31, 2025, the Company's benefit from income taxes primarily related to (i) the tax effect of the unrealized loss on digital assets and (ii) a tax benefit related to share-based compensation (including the income tax effects of exercises of stock options and vesting of share-settled restricted stock units).

Below is a reconciliation of the statutory federal income tax expense and the Company's total income tax expense for the years ended December 31, 2024 and 2023:

	December 31, 2025	
	2024	**2023**
Income tax expense at federal statutory rate	21.0 %	21.0 %
State taxes, net of federal tax effect	10.7 %	8.4 %
Other international components	(0.5)%	(3.4)%
Change in valuation allowance	— %	409.5 %
Non-deductible officers compensation	(0.9)%	(5.5)%
Research and development tax credit	0.5 %	2.7 %
Share-based compensation	8.7 %	3.4 %
Rate changes, including states	(0.1)%	11.0 %
Other permanent differences (1)	0.3 %	(2.5)%
Effective income tax rate	39.7 %	444.6 %

(1) Included in the "Other permanent differences" category in the table above are other permanent items, each below the threshold required for separate presentation in the table.

During the year ended December 31, 2024, the Company's benefit from income taxes primarily related to (i) a tax benefit from an increase in the Company's deferred tax asset related to the impairment on its bitcoin holdings and (ii) a tax benefit related to share-based compensation (including the income tax effects of exercises of stock options and vesting of share-settled restricted stock units).

Income Tax Payments

The following table presents income taxes paid (net of refunds received) for the year ended December 31, 2025 (in thousands):

Jurisdictions	Income Taxes Paid
Federal Taxes	
U.S.	$ 7,931
State Taxes	
Other State Jurisdictions	1,044
Foreign Taxes	
Netherlands	1,047
Other Foreign Jurisdictions	3,110
Total	$ **13,132**

Deferred tax assets and liabilities

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities (in thousands) were as follows for the periods indicated:

	December 31,	
	2025	2024
Deferred tax assets, net:		
Net operating loss carryforwards	$ 327,200	$ 231,063
Tax credit carryforwards	14,270	6,287
Intangible assets, including capitalized R&D	112,430	88,362
Deferred revenue	1,021	902
Accrued compensation	5,264	5,204
Share-based compensation expense	12,340	14,042
Digital asset impairment losses	—	1,165,831
Interest expense carryforward	36,320	24,974
Lease liability	14,363	16,734
Other	6,719	1,854
Deferred tax assets before valuation allowance	529,927	1,555,253
Valuation allowance	(494)	(494)
Deferred tax assets, net of valuation allowance	529,433	1,554,759
Deferred tax liabilities:		
Prepaid expenses and other	(14,078)	(8,278)
Digital assets	(2,417,297)	—
Property and equipment	—	(373)
Deferred tax on undistributed foreign earnings	(4,583)	(3,962)
Right of use asset	(15,422)	(17,246)
Total deferred tax liabilities	(2,451,380)	(29,859)
Total net deferred tax asset (liability)	$ (1,921,947)	$ 1,524,900
Reported as:		
Non-current deferred tax assets	4,507	1,525,307
Non-current deferred tax liabilities	(1,926,454)	(407)
Total net deferred tax asset (liability)	$ (1,921,947)	$ 1,524,900

The Company had $1.10 billion of U.S. Net operating loss ("NOL") carryforwards as of December 31, 2025 that can be carried forward indefinitely and $775.9 million of U.S. NOL carryforwards as of December 31, 2024. In addition, as of December 31, 2025, the Company had $14.3 million of tax credits that will expire by 2045. The Company also had $7.6 million and $5.9 million of foreign NOL carryforwards as of December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company also had gross state NOLs of $1.77 billion of which $516.6 million will expire between 2034 and 2044, and the remainder can be carried forward indefinitely.

The Company's valuation allowance of $0.5 million at both December 31, 2025 and 2024, primarily related to the Company's deferred tax assets related to foreign tax credits in certain jurisdictions that, in the Company's present estimation, more likely than not will not be realized.

Valuation allowances have been established where the Company has concluded that it is more likely than not that such deferred tax assets are not realizable. The Company's ability to realize its remaining deferred tax assets as of December 31, 2025 was primarily dependent upon generating sufficient taxable income of the proper character in future years. Management has concluded that there was sufficient positive evidence to support the expected realization of these deferred tax assets primarily due to the fact that the excess of the fair market value of the Company's bitcoin over the cost basis of the Company's bitcoin as of December 31, 2025 resulted in a significant built-in gain for tax purposes and was therefore a source of future taxable income that was expected to allow all of the U.S. net deferred tax assets to be realized. As part of the assessment of the amount of the valuation allowance, the Company considered that it had the ability and intent to execute tax planning strategies if necessary, including selling bitcoin with a built-in gain.

After consideration of all available evidence, the Company concluded that, as of December 31, 2025, it was more likely than not that its deferred tax assets, with the exception of certain foreign tax credits for which a valuation allowance had been established, would be realized. If the fair market value of bitcoin declines in future periods, the Company would need to assess other sources of forecasted taxable income of proper character, which could result in additional valuation allowances being recorded. If the fair market value of bitcoin declines to the point where the Company's cost basis in its bitcoin exceeds the fair market value, the deferred tax liability with respect to the unrealized gains would be reversed and a deferred tax asset for the unrealized loss would be recorded and the Company may be required to establish a valuation allowance against all of the Company's US federal and state deferred tax assets.

As of December 31, 2025 and 2024, the Company had income taxes payable of $1.8 million and $9.5 million, respectively, recorded in "Accounts payable, accrued expenses, and operating lease liabilities" in the Company's Consolidated Balance Sheets. As of December 31, 2025 and 2024, the Company had income taxes receivable of $4.5 million and $7.1 million, respectively, recorded in " Prepaid expenses and other current assets" in the Company's Consolidated Balance Sheets.

As of December 31, 2025, the Company had gross unrecognized income tax benefits of $13.4 million, including accrued interest, $3.0 million of which was recorded in "Other long-term liabilities" and $10.4 million of which was recorded in "Deferred tax liability" in the Company's Consolidated Balance Sheets. The change in unrecognized income tax benefits (in thousands) is presented in the table below for the periods indicated:

	2025	2024	2023
Unrecognized income tax benefits at beginning of year	$ 10,053	$ 7,898	$ 5,811
Increase (decrease) related to positions taken in prior period	967	216	1458
Increase related to positions taken in current period	2,380	2,898	930
Decrease related to settlement with tax authorities	—	—	—
Decrease related to expiration of statute of limitations	(373)	(959)	(301)
Unrecognized income tax benefits at end of year	13,027	10,053	7,898
Accrued interest	348	195	352
Gross unrecognized income tax benefits at end of year	$ 13,375	$ 10,248	$ 8,250

If recognized, $13.4 million of the gross unrecognized income tax benefits as of December 31, 2025 would impact the Company's effective tax rate. The Company recognizes estimated accrued interest related to unrecognized income tax benefits in the (benefit from) provision for income taxes. During the years ended December 31, 2025, 2024, and 2023, the Company released or recognized an immaterial amount of accrued interest. The amount of accumulated accrued interest related to the above unrecognized income tax benefits was approximately $0.3 million and $0.2 million as of December 31, 2025 and 2024, respectively.

The Company files tax returns in numerous foreign countries as well as in the United States, and its tax returns may be subject to audit by tax authorities in all jurisdictions in which it files. Each country has its own statute of limitations for assessing additional tax liabilities. As of December 31, 2025, the Company's U.S. federal income tax return for tax year 2022 is under audit. The Company's U.S. federal income tax returns for tax years 2022 and forward remain subject to potential examination. However, due to the Company's use of state NOL carryovers in the United States, state tax authorities may attempt to reduce or fully offset the amount of state NOL carryovers from tax years ended 2011 and forward that the Company utilized in later tax years. The Company's major foreign tax jurisdictions and the tax years that remain subject to potential examination are Italy and Poland for tax years 2021 and forward; and Spain, Germany, and the United Kingdom for tax years 2022 and forward. To date there have been no material audit assessments related to any of the applicable foreign jurisdictions.

The Company previously disclosed that, given the potential magnitude of the unrealized gain on its digital assets, the Company expected that it could become subject to CAMT in future tax years. On September 30, 2025, the Treasury and IRS issued Interim Guidance which, in relevant part, clarifies that a corporation may disregard unrealized gains and losses on its digital asset holdings when computing AFSI (if such assets are measured at fair value for financial statement income purposes but are not marked to market for regular tax purposes) for purposes of determining whether it is subject to the CAMT. The Treasury and IRS intend to issue revised proposed regulations similar to the Interim Guidance. Pursuant to the Interim Guidance, the Company plans to exclude any unrealized gains and losses on its bitcoin holdings from the calculation of its AFSI for purposes of determining whether the Company is subject to CAMT. As a result, the Company does not expect to become subject to CAMT due to unrealized gains on its bitcoin holdings, if any.

(11) Share-based Compensation

Stock Incentive Plans

On May 24, 2023, the Company's stockholders approved the Company's 2023 Equity Plan, which became effective as of such date. No awards may be granted under the 2023 Equity Plan more than 10 years after the 2023 Equity Plan's effective date. No new awards will be granted under the Company's 2013 Equity Plan, though awards previously granted under the 2013 Equity Plan remain outstanding in accordance with their terms. Under the Stock Incentive Plans, the Company's employees, officers, directors, and other eligible participants may be (with respect to the 2023 Equity Plan) and have been (with respect to both the 2023 Equity Plan and the 2013 Equity Plan) awarded various types of share-based compensation, including options to purchase shares of the Company's class A common stock, restricted stock units, and other stock-based awards. Additionally, under the 2023 Equity Plan, awards may be and have been granted that are subject to the achievement of one or more performance measures established by the Company's Board or a duly authorized committee thereof. Any shares issued under the Stock Incentive Plans may consist in whole or in part of authorized but unissued shares or treasury shares.

On January 21, 2025, the Company's stockholders approved the 2024 Plan Amendment. The 2024 Plan Amendment amended the 2023 Equity Plan to provide that, beginning on December 20, 2024, each non-employee director who is newly appointed to the Board shall automatically receive, upon the date of such director's initial appointment to the Board, equity awards having an aggregate fair value equal to $2,000,000, one-half of which ($1,000,000) will consist of a non-statutory stock option and one-half of which ($1,000,000) will consist of restricted stock units, with each award vesting annually in equal installments over four years.

An aggregate of up to 19,327,030 shares of the Company's class A common stock were initially authorized for issuance under the 2023 Equity Plan, comprised of (i) 2,000,000 shares of the Company's class A common stock authorized under the 2023 Equity Plan and (ii) up to an aggregate of 17,327,030 shares of the Company's class A common stock consisting of: (a) the shares of class A common stock reserved for issuance under the 2013 Equity Plan that remained available for grant as of May 23, 2023, and (b) shares of class A common stock subject to awards granted under the 2013 Equity Plan that were outstanding as of May 23, 2023 and which subsequently expire, terminate or are otherwise surrendered, cancelled or forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right, including shares subject to awards granted under the 2013 Equity Plan that are delivered (either by actual delivery, attestation or net exercise) to the Company by a participant to (x) purchase shares upon the exercise of such award or (y) satisfy tax withholding obligations with respect to such awards, including shares retained from the award creating the tax obligation, subject, in the case of incentive stock options, to any limitations under the Internal Revenue Code of 1986, as amended. As of December 31, 2025, there were 3,142,799 shares of class A common stock reserved and available for future issuance under the 2023 Equity Plan.

In determining related share-based compensation expense for any award under the Stock Incentive Plans, the Company has made an accounting policy election to account for forfeitures of awards as they occur and therefore share-based compensation expense presented below has not been adjusted for any estimated forfeitures.

Stock option awards

Stock options granted under the Stock Incentive Plans must have an exercise price equal to at least the fair market value of the Company's class A common stock on the date of grant, become exercisable as established by the Board or the Compensation Committee, and expire no later than 10 years following the date of grant. The Company recognizes share-based compensation expense associated with such stock option awards on a straight-line basis over the award's requisite service period (generally, the vesting period). With the exception of annual grants of stock option awards to non-employee members of the Company's Board under the 2023 Equity Plan, which vest in full after one year, the stock option awards granted to date vest in equal annual installments over an approximately four-year vesting period (unless accelerated in connection with a change in control event under specified conditions or the death of the participant, in each case as set forth in the applicable option agreement or otherwise in accordance with provisions of the Stock Incentive Plans).

Share-based compensation expense related to stock option awards is based on the fair value of the stock option awards on the date of grant, as estimated using the Black-Scholes valuation model. The Black-Scholes valuation model requires the input of certain management assumptions, including the expected term, expected stock price volatility, risk-free interest rate, and expected dividend yield. The Company estimates the term over which option holders are expected to hold their stock options by using the simplified method for "plain-vanilla" stock option awards because the Company's stock option exercise history does not provide a reasonable basis to compute the expected term for stock options granted under the Stock

Incentive Plans. The Company primarily relies on historical stock price volatility using a simple average calculation method to estimate the expected stock price volatility over the expected term. The volatility assumption may be further adjusted to incorporate implied volatility if such impact would be significant to the overall fair value estimate. The risk-free interest rate is based on U.S. Treasury securities with terms that approximate the expected term of the stock options. The expected dividend yield is zero, as the Company has not previously declared cash dividends and does not currently intend to declare cash dividends on its class A common stock in the foreseeable future. These assumptions are based on management's best judgment, and changes to these assumptions could materially affect the fair value estimates and amount of share-based compensation expense recognized.

As of December 31, 2025, there were options to purchase 3,535,016 shares of class A common stock outstanding under the Stock Incentive Plans. The following table summarizes the Company's stock option activity (in thousands, except per share data and years) for the periods indicated:

| | Stock Options Outstanding | | | |
	Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
Balance as of January 1, 2023	15,769	$ 28.83		
Granted	368	29.01		
Exercised	(1,756)	17.38	$ 36,636	
Forfeited/Expired	(1,445)	44.15		
Balance as of December 31, 2023	12,936	28.68		
Granted	97	163.16		
Exercised	(7,826)	23.55	$ 807,096	
Forfeited/Expired	(251)	45.58		
Balance as of December 31, 2024	4,956	38.56		
Granted	64	282.46		
Exercised	(1,121)	37.61	$ 353,207	
Forfeited/Expired	(364)	44.94		
Balance as of December 31, 2025	3,535	$ 42.63		
Exercisable as of December 31, 2025	2,744	$ 37.93	$ 313,658	4.8
Expected to vest as of December 31, 2025	791	$ 58.93	81,418	6.8
Total	3,535	$ 42.63	$ 395,076	5.2

Stock options outstanding as of December 31, 2025 are comprised of the following range of exercise prices per share (in thousands, except per share data and years):

| | Stock Options Outstanding at December 31, 2025 | | |
Range of Exercise Prices per Share	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)
$12.45 - $20.00	909	$ 15.35	3.5
$20.01 - $30.00	868	$ 24.48	6.8
$30.01 - $40.00	15	$ 30.16	7.4
$40.01 - $50.00	894	$ 41.19	5.9
$50.01 - $70.00	718	$ 69.12	4.0
$70.01 -$220.00	77	$ 162.10	8.3
$220.01 - $300.00	36	$ 261.38	9.1
$300.01 - $364.20	11	$ 364.20	9.0
$364.21 and over	7	$ 371.27	9.5
Total	3,535	$ 42.63	5.2

An aggregate of 1,380,198, 1,727,360, and 2,606,250 stock options with an aggregate grant date fair value of $38.7 million, $41.3 million, and $51.6 million vested during the years ended December 31, 2025, 2024, and 2023, respectively.

The weighted average grant date fair value of stock option awards using the Black-Scholes valuation model was $282.46, $114.18, and $19.49 for each share subject to a stock option granted during the years ended December 31, 2025, 2024, and 2023, respectively, based on the following assumptions:

| | Years Ended December 31, | | |
	2025	2024	2023
Expected term of awards in years	5.5 - 6.3	5.5 - 6.3	5.5 - 6.3
Expected volatility	83.8% - 91.5%	75.1%- 82.8%	70.6% - 74.1%
Risk-free interest rate	3.8% - 4.4%	4.2% - 4.5%	3.7% - 4.4%
Expected dividend yield	0.0%	0.0%	0.0%

The Company recognized approximately $20.4 million, $39.4 million, and $44.8 million in share-based compensation expense for the years ended December 31, 2025, 2024, and 2023, respectively, from stock options granted under the Stock Incentive Plans. As of December 31, 2025, there was approximately $19.3 million of total unrecognized share-based compensation expense related to unvested stock options, which the Company expects to recognize over a weighted average vesting period of approximately 2.4 years.

Share-settled restricted stock units

Share-settled restricted stock units granted under the Stock Incentive Plans entitle recipients to receive a number of shares of the Company's class A common stock over a vesting period, as specified in the applicable restricted stock unit agreement. Although the Company may in its sole discretion elect to pay fully or partially in cash in lieu of settling solely in shares, it does not currently intend to do so.

Share-based compensation expense related to share-settled restricted stock units is based on the fair value of the Company's class A common stock on the date of grant. The Company recognizes share-based compensation expense associated with such share-settled restricted stock unit awards on a straight-line basis over the award's requisite service period (generally, the vesting period). With the exception of annual grants of share-settled restricted stock unit awards to non-employee members of the Board under the 2023 Equity Plan, which vest in full after one year, the share-settled restricted stock unit awards granted to date vest in equal annual installments over a four-year period (unless accelerated in connection with a change in control event under specified conditions or the death of the participant, in each case as set forth in the applicable restricted stock unit agreement or otherwise in accordance with provisions of the Stock Incentive Plan or applicable restricted stock unit agreement).

As of December 31, 2025, there were 731,178 share-settled restricted stock units outstanding under the Stock Incentive Plans. The following table summarizes the Company's share-settled restricted stock unit activity (in thousands) for the periods indicated:

	Share-Settled Restricted Stock Units Outstanding	
	Units	Aggregate Intrinsic Value
Balance as of January 1, 2023	1,196	
Granted	1,229	
Vested	(365) $	14,817
Forfeited	(208)	
Balance as of December 31, 2023	1,852	
Granted	328	
Vested	(571) $	112,476
Forfeited	(378)	
Balance as of December 31, 2024	1,231	
Granted	176	
Vested	(418) $	142,985
Forfeited	(258)	
Balance as of December 31, 2025	731	
Expected to vest as of December 31, 2025	731 $	111,102

During the year ended December 31, 2025, the Company used a sell-to-cover method, under which all vested shares are issued and a portion is sold in the open market to satisfy employee payroll tax obligations. During the year ended December 31, 2025, 418,306 share-settled restricted stock units having an aggregate grant date fair value of of $23.4 million vested and were issued; of these issued shares, 136,608 shares were sold in the open market to satisfy employee tax obligations. During the year ended December 31, 2024, 570,980 share-settled restricted stock units having an aggregate grant date fair value of $19.0 million vested, and 25,060 shares were withheld to satisfy tax obligations, resulting in 545,920 issued shares. During the year ended December 31, 2023, 365,020 share-settled restricted stock units having an aggregate grant date fair value of $13.5 million vested, and 104,400 shares were withheld to satisfy tax obligations, resulting in 260,620 issued shares. The weighted average grant date fair value of share-settled restricted stock units granted during the years ended December 31, 2025, 2024, and 2023 was $271.72, $146.50 and $29.28, respectively, based on the fair value of the Company's class A common stock. The Company recognized approximately $24.5 million , $24.2 million, and $17.4 million in share-based compensation expense for the years ended December 31, 2025, 2024, and 2023, respectively, from share-settled restricted stock units granted under the Stock Incentive Plans. As of December 31, 2025, there was approximately $59.6 million of total unrecognized share-based compensation expense related to unvested share-settled restricted stock units, which the Company expects to recognize over a weighted average vesting period of approximately 2.8 years.

Share-settled performance stock units

During the years ended December 31, 2025, 2024, and 2023, the Company granted performance stock units under the 2023 Equity Plan. Performance stock units entitle recipients to receive a number of shares of the Company's class A common stock at a specified date in the future based on achievement of one or more performance measures, as specified in the applicable performance stock unit agreement. Although the Company may in its sole discretion elect to pay fully or partially in cash in lieu of settling solely in shares, it does not currently intend to do so.

The vesting of each performance stock unit granted is subject to the Company's achievement of a relative total shareholder return ("TSR") performance goal over a three-year performance period with the number of performance stock units granted representing the number of performance stock units that would vest based on target performance. As more fully specified in the applicable grant agreements, the number of performance stock units that will vest will be based on the percentile ranking of the Company's TSR over the three-year performance period as compared to the TSR of the members of the Nasdaq Composite Index over the same period (the "TSR Goal"), with the payout factor ranging from 0% to 200% of the number of performance stock units granted. The performance stock units, to the extent vested, will vest on the date the Compensation Committee of the Board certifies the level of achievement of the TSR Goal.

Vesting of the performance stock units is also generally subject to the provision of service through the vesting date of the award (unless accelerated in connection with a termination following a change in control event as set forth in the applicable performance stock unit agreement or otherwise in accordance with provisions of the 2023 Equity Plan or applicable performance stock unit agreement).

The TSR Goal is considered a "market condition" under ASC 718, *Compensation—Stock Compensation*. The Company uses a Monte Carlo simulation model to determine the grant date fair value of performance awards with a market condition. The Monte Carlo simulation takes into consideration the assumptions noted below, in addition to the probability that the market condition will be achieved based on predicted stock price paths compared to peer companies in the Nasdaq Composite Index. The Company did not grant any performance awards prior to 2024. The weighted average grant date fair value of performance stock units using the Monte-Carlo simulation model was $445.66 and $313.86 for each performance stock unit granted during the years ended December 31, 2025 and 2024, respectively, based on the following assumptions:

	Years ending December 31,	
	2025	2024
Expected term of awards in years	3.0	3.0
Expected volatility	99.2 %	92.67% - 95.50%
Risk-free interest rate	3.9 %	4.1%-4.4%
Expected dividend yield	0.0 %	0.0 %

Since the Company accounts for forfeitures as they occur, as long as the performance stock unit recipient provides service to the Company during the requisite service period, share-based compensation expense associated with the grant date fair value of the performance stock units is recognized ratably over the performance period, regardless of the Company's actual level of achievement against the TSR Goal.

As of December 31, 2025, there were 238,508 performance stock units outstanding under the 2023 Equity Plan. The following table summarizes the Company's performance stock unit activity (in thousands) for the period indicated:

	Share-Settled Performance Stock Units Outstanding	
	Units	Aggregate Intrinsic Value
Balance as of January 1, 2023	—	
Granted	267	
Vested	—	$ —
Forfeited	(13)	
Balance as of December 31, 2023	254	
Granted	60	
Vested	—	
Forfeited	(7)	
Balance as of December 31, 2024	307	
Granted	24	
Vested	—	$ —
Forfeited	(92)	
Balance as of December 31, 2025	239	
Expected to vest as of December 31, 2025	239	$ 67,831

No performance stock units vested during the years ended December 31, 2025 or 2024. For the years ended December 31, 2025 and 2024, the Company recognized approximately $6.6 million and $8.4 million, respectively, in share-based compensation expense from performance stock units granted under the 2023 Equity Plan. As of December 31, 2025, there was approximately $13.7 million of total unrecognized share-based compensation expense related to unvested performance stock units, which the Company expects to recognize over a weighted average vesting period of approximately 1.7 years.

Other stock-based awards and cash-settled restricted stock units

From time to time the Company has granted "other stock-based awards" and "cash-settled restricted stock units" under the 2013 Equity Plan. Other stock-based awards are similar to stock options, and cash-settled restricted stock units are similar to the Company's share-settled restricted stock units, except in each case these awards are settled in cash only and not in shares of the Company's class A common stock. Due to their required cash settlement feature, these awards are classified as liabilities in the Company's Consolidated Balance Sheets and the fair value of the awards is remeasured each quarterly reporting period.

The Company recognized a reduction of approximately $1.1 million and an expense of approximately $2.8 million, respectively, in share-based compensation expense from other stock-based awards and cash-settled restricted stock units for the years ended December 31, 2025 and 2024. During the year ended December 31, 2023, the Company recognized an expense of approximately $3.2 million in share-based compensation expense from other stock-based awards and cash-settled restricted stock units. As of December 31, 2025, there were no other stock-based awards or cash-settled restricted stock units outstanding and there was no unrecognized share-based compensation expense related to other stock-based awards and cash-settled restricted stock units.

2021 ESPP

The Company also maintains the 2021 ESPP. The purpose of the 2021 ESPP is to provide eligible employees of the Company and certain of its subsidiaries with opportunities to purchase shares of the Company's class A common stock in 6-month offering periods commencing on each March 1 and September 1. An aggregate of 1,000,000 shares of the Company's class A common stock has been authorized for issuance under the 2021 ESPP. During the years ended December 31, 2025, 2024, and 2023, 38,806 shares, 93,668 shares, and 198,560 shares, respectively, of class A common stock were issued in connection with the 2021 ESPP. As of December 31, 2025, 463,596 shares of the Company's class A common stock remained available for issuance under the 2021 ESPP.

Unless otherwise determined by the Board, shares are purchased at a price equal to 85% of the lesser of the closing price of the Company's class A common stock on the first or last business day of the offering period, respectively. Share-based compensation expense is based on the grant date fair value, which consists of the intrinsic value of the 15% discounted share purchase rights and the fair value of the look-back provision using the Black-Scholes valuation model, recognized on a straight-line basis over the offering period. The grant date is the offering period commencement date.

During the years ended December 31, 2025, 2024, and 2023, the Company recognized approximately $2.9 million, $2.2 million and $1.9 million, respectively, in share-based compensation expense related to the 2021 ESPP. As of December 31, 2025, there was approximately $0.6 million of total unrecognized share-based compensation expense related to the 2021 ESPP, which the Company expects to recognize over a period of approximately 0.2 years.

Tax Benefits Related to Equity Plans

The following table summarizes the tax (benefit) expense related to the Company's equity plans (in thousands) for the periods indicated:

	Years Ended December 31,		
	2025	2024	2023
Tax (benefit) expense related to:			
Share-based compensation expense	$ (8,806)	$ (15,652)	$ (12,874)
Exercises of stock options and vesting of share-settled restricted stock units	(92,122)	(216,477)	(3,367)
Total tax benefit related to the Company's equity plans	$ (100,928)	$ (232,129)	$ (16,241)

(12) Redeemable Preferred Stock

The STRF Stock, STRC Stock, STRE Stock, STRK Stock and STRD Stock discussed in this note below are classified within mezzanine equity, as certain events that could cause such shares to become redeemable are not solely within the control of the Company. Issuances of the Preferred Stock are recognized based on proceeds received, net of issuance costs and are not accreted to its redemption value unless it is probable that the Preferred Stock will become redeemable. The Company has evaluated the probability of a redemption in connection with a Fundamental Change (defined below). Based on current facts and circumstances and the Company's current and projected capital structure, management has determined that the occurrence of a Fundamental Change is remote. Accordingly, the Company concluded that accretion to the redemption value of the Preferred Stock is not required as of the reporting date.

On July 7, 2025, the Company filed a certificate of amendment (the "STRK Amendment") with the Secretary of State of the State of Delaware to the STRK Stock certificate of designations so that, together with other conforming changes, the STRK Stock has a liquidation preference that is initially $100 per share; provided, however, that, effective immediately after the close of business on each business day on or after July 7, 2025 (and, on or after July 7, 2025, if applicable, during the course of a business day on which any sale transaction to be settled by the issuance of STRK Stock is executed, from the exact time of the first such sale transaction during such business day until the close of business of such business day), the liquidation preference per share of STRK Stock will be adjusted to be the greatest of (i) the stated amount of $100 per share of STRK Stock; (ii) in the case of any business day on or after July 7, 2025 with respect to which Strategy has, on such business day or any business day during the ten trading day period preceding such business day, executed any sale transaction to be settled by the issuance of STRK Stock, an amount equal to the Last Reported Sale Price (as defined in the STRK Stock certificate of designations) per share of STRK Stock on the trading day immediately before such business day; and (iii) the arithmetic average of the Last Reported Sale Prices per share of STRK Stock for each trading day of the ten consecutive trading days immediately preceding such business day; provided that, for purposes of the definition of liquidation preference, the execution of the STRK Amendment will be treated as an execution of a sale transaction settled by the issuance of STRK Stock. See Note 9, Commitments and Contingencies. The Company intends to seek common stockholder ratification of the STRK Amendment. Until such ratification has been completed, investors should treat the STRK Amendment as being subject to ratification.

The following table summarizes the key terms and provisions of each series of Preferred Stock, and information relating to each series of Preferred Stock as of December 31, 2025. The summaries below are qualified in their entirety by the full text of the applicable certificate of designations:

	STRF Stock	STRC Stock	STRE Stock	STRK Stock	STRD Stock
Trading Symbol	STRF	STRC	STRE	STRK	STRD
Stock Exchange	NASDAQ	NASDAQ	Luxembourg Stock Exchange	NASDAQ	NASDAQ
Initial Issuance Date	March 25, 2025	July 29, 2025	November 13, 2025	February 5, 2025	June 10, 2025
Initial Shares Issued	8,500,000	28,011,111	7,750,000	7,300,000	11,764,700
Initial Public Offering Price per share	$ 85.00	$ 90.00	€ 80.00	$ 80.00	$ 85.00
Initial Net Proceeds (in thousands)	$ 710,873	$ 2,473,800	€ 608,734	$ 563,226	$ 979,486
Initial Issuance Costs (in thousands)	$ 11,627	$ 47,200	€ 11,266	$ 20,774	$ 20,514
Shares Issued as of December 31,2025	12,839,689	29,587,063	7,750,000	13,981,948	14,024,221
Par Value Per Share	$ 0.001	$ 0.001	€ 0.001	$ 0.001	$ 0.001
Liquidation Preference Per Share as of December 31, 2025 (1)	$ 106.17	$ 100.00	€ 100.00	$ 100.00	$ 100.00
Stated Amount	$ 100.00	$ 100.00	€ 100.00	n/a	$ 100.00
Dividend Rate Per Annum as of December 31, 2025 (2)	10%	10.75%	10%	8%	10%
Cumulative Dividends	Yes	Yes	Yes	Yes	No
Dividend Payment Method	Cash	Cash	Cash	Cash, class A common stock, or a combination of both	Cash
Conversion Privilege	None	None	None	Convertible to class A common stock at any time	None
Initial Conversion Rate	n/a	n/a	n/a	0.1 shares of class A common stock per share of STRK Stock	n/a
Redemption Rights (3)	Yes	Yes	Yes	Yes	Yes
Repurchase Rights (4)	Yes, upon a fundamental change	Yes, upon a fundamental change	Yes, upon a fundamental change	Yes, upon a fundamental change	Yes, upon a fundamental change
Board Rights (5)	Yes	No	No	Yes	No

(1) The liquidation preference per share of STRF Stock, STRC Stock, STRE Stock and STRD Stock generally approximates to the greater of the trading price per share of the applicable series of Preferred Stock or $100 (or, in the case of STRE Stock, €100) as set forth in the applicable certificate of designations. As of December 31, 2025, the liquidation preference per share of STRK Stock was $100.00. See Note 9, Commitments and Contingencies – Contingencies - Shareholder Action, for additional information.

(2) Shares of STRC Stock accumulate cumulative dividends at a variable rate per annum on the stated amount thereof. The Company has the right, at its sole and absolute discretion, to adjust the regular dividend rate applicable to a regular dividend period in the manner set forth in the STRC Stock certificate of designations. The monthly regular dividend rate per annum on STRC Stock for the month ended December 31, 2025 was 10.75%. On December 31, 2025, the Company increased the monthly regular dividend rate per annum on STRC Stock from 10.75% to 11.00% effective for monthly periods commencing on or after January 1, 2026. See Note 18, Subsequent Events, for additional information.

(3) As set forth in the applicable certificate of designations, upon the occurrence of certain events, the Company will have the right, at its election, to redeem all, and not less than all, of the applicable series of Preferred Stock for cash at a redemption price calculated in accordance with the applicable certificate of designations. The Company also has the right, to redeem (subject to certain limitations set forth in the STRC Stock certificate of designations) all or any whole number of issued and outstanding shares of STRC Stock at any time, and from time to time, on any redemption date, at a cash redemption price per share of $101 (or such higher amount as may be chosen in the Company's sole discretion), plus accumulated and unpaid regular dividends, if any, thereon to, and including, the redemption date.

(4) If a "Fundamental Change" (as defined in the applicable certificate of designations) occurs, then (subject to a limited exception in the case of STRK Stock), holders of each series of Preferred Stock will have the right to require the Company to repurchase some or all of their shares of the applicable series of Preferred Stock for cash at a repurchase price calculated in accordance with the applicable certificate of designations.

(5) Holders of STRC Stock, STRE Stock and STRD Stock do not have the right to elect any directors to the Company's board of directors upon non-payment of regular dividends. However, with respect to STRK Stock and STRF Stock, if (in each case, subject to the applicable certificate of designations) less than the full amount of accumulated and unpaid regular dividends on the applicable series of Preferred Stock have been declared and paid by the following regular dividend payment date in respect of each of (i) four or more consecutive regular dividend payment dates; and (ii) eight or more consecutive regular dividend payment dates, then, in each case, subject to certain limitations, the authorized number of the Company's directors will automatically increase by one (or the Company will vacate the office of one of its directors) and the holders of the applicable series of Preferred Stock, voting together as a single class with the holders of each class or series of "Voting Parity Stock" (as defined in the applicable certificate of designations) with similar voting rights that are then exercisable, will have the right to elect one director to fill such directorship at the Company's next annual meeting of stockholders (or, if earlier, at a special meeting of the Company's stockholders called for such purpose). If, thereafter, all accumulated and unpaid regular dividends on the outstanding shares of the applicable series of Preferred Stock have been paid in full, then this right will terminate. Upon the termination of such right with respect to the applicable series of Preferred Stock and all other outstanding Voting Parity Stock, if any, the term of office of each person then serving as a director pursuant to this right will immediately and automatically terminate (and, if the authorized number of the Company's directors was increased by one or two, as applicable, in connection with such election, then the authorized number of the Company's directors will automatically decrease by one or two, as applicable).

At-the-Market Offerings of Preferred Stock

The Company is party to a sales agreement (the "Omnibus Sales Agreement") with TD Securities (USA) LLC, Barclays Capital Inc., The Benchmark Company, LLC, BTIG, LLC, Canaccord Genuity LLC, Cantor Fitzgerald & Co., Clear Street LLC, Compass Point Research & Trading, LLC, H.C. Wainwright & Co., LLC, Keefe, Bruyette & Woods, Inc., Maxim Group LLC, Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, Santander US Capital Markets LLC, SG Americas Securities, LLC and TCBI Securities, Inc., doing business as Texas Capital Securities, as sales agents (each an "Agent" and collectively, the "Agents"), pursuant to which the Company may from time to time through the Agents issue and sell shares of STRF Stock, STRC Stock, STRK Stock, STRD Stock, class A common stock and any additional series of preferred stock as may be designated by the Company from time to time in the future.

Refer to Note 14, At-the-Market Offerings, for additional information regarding the Company's at-the-market offering programs with respect to the Preferred Stock.

Dividends on Preferred Stock

Dividends on the Company's Preferred Stock are payable when, as and if declared by the Board, out of funds legally available for their payment:

- in the case of STRF Stock, STRE Stock, STRK Stock, and STRD Stock, quarterly in arrears on March 31, June 30, September 30 and December 31 of each year; and

- in the case of STRC Stock, monthly in arrears.

During the year ended December 31, 2025, the Company declared and paid the following dividends:

Preferred Stock	Cash Dividends Paid (in millions)
STRF Stock	$ 86.8
STRC Stock	122.1
STRE Stock (1)	12.0
STRK Stock	87.8
STRD Stock	72.7
Total Cash Dividends Paid	$ 381.4

(1) Reflects the Euro to USD exchange rate in effect at the time of the applicable STRE Stock dividend payment.

On December 31, 2025, the Company's board of directors declared a cash dividend of $0.916666667 per share, payable on January 31, 2026 (or, if such date is not a business day, the next succeeding business day) to stockholders of record as of 5:00 p.m., New York City time, on January 15, 2026. As of December 31, 2025, the Company recorded $27.1 million relating to these STRC dividends, which is reflected as Preferred dividends payable on the December 31, 2025 consolidated balance sheet.

Refer to Note 18, Subsequent Events, for additional information on the STRC Stock monthly regular dividend rate per annum and dividend declarations.

(13) Basic and Diluted (Loss) Earnings per Share

Basic earnings (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average common stock outstanding during the respective period. Net income (loss) attributable to common stockholders is computed by deducting both the dividends declared in the period on the Company's redeemable preferred stock and the dividends accrued for the period on the Company's redeemable preferred stock, if any, from net income (loss).

The Company has two classes of common stock: class A common stock and class B common stock. Holders of class A common stock generally have the same rights, including rights to dividends, as holders of class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share. Each share of class B common stock is convertible at any time, at the option of the holder, into one share of class A common stock. As such, basic and fully diluted earnings per common share for class A common stock and for class B common stock are the same. The Company has never declared or paid any cash dividends on either class A or class B common stock.

As of December 31, 2025, the Company had five series of preferred stock outstanding: STRF Stock, STRC Stock, STRE Stock, STRK Stock, and STRD Stock. Holders of the Preferred Stock do not have voting rights, except for rights to appoint a director to the Company's Board upon certain failures to pay dividends on STRF Stock and STRK Stock, and have rights to dividends and other rights as discussed in Note 12, Redeemable Preferred Stock, to the Consolidated Financial Statements. Additionally, each share of the STRK Stock is convertible at any time, at the option of the holder, into 0.1 shares of class A common stock.

The impact from potential shares of common stock on the diluted earnings per common share calculation are included when dilutive. Potential shares of class A common stock issuable upon the exercise of outstanding stock options, the vesting of restricted stock units and performance stock units considered probable of achievement, and in connection with the 2021 ESPP are computed using the treasury stock method. Potential shares of class A common stock issuable upon conversion of the Convertible Notes and upon conversion of the STRK Stock are computed using the if-converted method. In computing diluted earnings per common share, the Company first calculates the earnings per incremental share ("EPIS") for each class of potential shares of common stock and ranks the classes from the most dilutive (i.e., lowest EPIS) to the least dilutive (i.e., highest EPIS). Basic earnings per common share is then adjusted for the effect of each class of shares, in sequence and cumulatively, until a particular class no longer produces further dilution.

The following table sets forth the computation of basic and diluted (loss) earnings per share (in thousands, except per share data) for the periods indicated:

	Years Ended December 31,		
	2025	2024	2023
Numerator:			
Net (loss) income - Basic	$ (3,848,152)	$ (1,166,661)	$ 429,121
Dividends on perpetual preferred stock	(381,367)	—	—
Net (loss) income attributable to common shareholders	$ (4,229,519)	$ (1,166,661)	$ 429,121
Effect of dilutive shares on net (loss) income:			
Interest expense on 2025 Convertible Notes, net of tax	—	—	5,648
Interest expense on 2027 Convertible Notes, net of tax	—	—	2,874
Net (loss) income - Diluted	$ (4,229,519)	$ (1,166,661)	$ 437,643
Denominator:			
Weighted average common shares of class A common stock	258,020	172,909	117,066
Weighted average common shares of class B common stock	19,640	19,640	19,640
Total weighted average shares of common stock outstanding - Basic	277,660	192,549	136,706
Effect of dilutive shares on weighted average common shares outstanding:			
Stock options	—	—	4,613
Restricted stock units	—	—	546
Performance stock units	—	—	130
Employee stock purchase plan	—	—	5
2025 Convertible Notes	—	—	16,332
2027 Convertible Notes	—	—	7,330
Total weighted average shares of common stock outstanding - Diluted	277,660	192,549	165,662
(Loss) earnings per share:			
Basic (loss) earnings per share (1)	$ (15.23)	$ (6.06)	$ 3.14
Diluted (loss) earnings per share (1)	$ (15.23)	$ (6.06)	$ 2.64

(1) Basic and fully diluted (loss) earnings per share for class A and class B common stock are the same in 2024 and 2025.

The following weighted average shares of potential class A common stock were excluded from the diluted (loss) earnings per share calculation because their impact would have been anti-dilutive (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
Stock options	4,186	6,926	5,896
Restricted stock units	968	1,647	297
Performance stock units	568	585	—
Employee stock purchase plan	18	16	52
2025 Convertible Notes	—	4,998	—
2027 Convertible Notes	709	7,330	—
2028 Convertible Notes	5,513	1,558	—
2029 Convertible Notes	4,462	497	—
2030A Convertible Notes	5,342	4,358	—
2030B Convertible Notes	3,961	—	—
2031 Convertible Notes	2,594	2,046	—
2032 Convertible Notes	3,915	2,108	—
Convertible preferred stock - STRK	1,041	—	—
Total	**33,277**	**32,069**	**6,245**

(14) At-the-Market Offerings

From time to time, the Company has entered into sales agreements with agents pursuant to which the Company could issue and sell shares of its Preferred Stock and class A common stock through at-the-market equity offering programs. Pursuant to these agreements, the Company agreed to pay the sales agents commissions for their services in acting as agents with respect to the sale of shares through the at-the-market equity offering programs and also agreed to provide the sales agents with reimbursement for certain incurred expenses and customary indemnification and contribution rights.

As of December 31, 2025, the Company entered into the Omnibus Sales Agreement, pursuant to which the Company may from time to time through the Agents issue and sell shares of STRF Stock, STRC Stock, STRK Stock, STRD Stock, class A common stock and any additional series of preferred stock as may be designated by the Company from time to time in the future.

The following table sets forth total shares sold and net proceeds (net of sales commissions and expenses) received from shares sold under the Company's at-the-market equity offering programs for the years ended December 31, 2025, 2024 and 2023:

		Year Ended December 31,		
		2025	**2024**	**2023**
Number of shares sold pursuant to at-the-market offerings:				
STRF Stock ATMs		4,339,689	n/a	n/a
STRC Stock ATMs		1,575,952	n/a	n/a
STRK Stock ATMs		6,681,948	n/a	n/a
STRD Stock ATMs		2,259,521	n/a	n/a
Class A common stock ATMs		57,331,466	52,308,512	50,978,900
Net proceeds received from shares sold pursuant to at-the-market offerings (in thousands):				
STRF Stock ATMs	$	479,674	n/a	n/a
STRC Stock ATMs		157,221	n/a	n/a
STRK Stock ATMs		663,349	n/a	n/a
STRD Stock ATMs		183,998	n/a	n/a
Class A common stock ATMs		16,247,607	16,329,857	2,020,089
Total	$	17,731,849	$ 16,329,857	$ 2,020,089

The sales commissions and expenses related to sales of class A common stock described above are considered direct and incremental costs and are charged against "Additional paid-in capital" on the Consolidated Balance Sheet in the period in which the corresponding shares are issued and sold.

(15) Employee Benefit Plan

The Company sponsors a benefit plan to provide retirement benefits for its employees, known as the MicroStrategy 401(k) Savings Plan (the "401(k) Plan"). Participants may make voluntary contributions to the 401(k) Plan of up to 75% (and prior to September 30, 2022, up to 50%) of their annual base pre-tax compensation, cash bonuses, and commissions not to exceed the federally determined maximum allowable contribution amounts. Participants may designate all or a portion of the 401(k) Plan elective deferral contributions as Roth elective deferral contributions instead of pre-tax elective deferral contributions. The 401(k) Plan permits for discretionary Company contributions.

The Company makes a matching contribution to each 401(k) Plan participant in the amount of 50% of the first 12% of a participant's contributions, up to a maximum of $5,000 per year. Further, all active participants become fully vested in the Company's matching contributions after completing four years of employment, vesting in 25% increments at the end of each year of employment with the Company.

The Company made contributions to the 401(k) Plan totaling $1.6 million, $2.3 million, and $2.8 million during the years ended December 31, 2025, 2024, and 2023, respectively.

(16) Segment Information

The Company has one reportable operating segment, the "Software Business," which is engaged in the design, development, marketing, and sales of the Company's enterprise analytics software platform through cloud subscriptions and licensing arrangements and related services (i.e., product support, consulting, and education). The "Corporate & Other" category presented in the following tables is not considered an operating segment. It consists primarily of costs and expenses related to executing the Company's bitcoin strategy and includes the unrealized losses, impairment charges and other third-party costs associated with the Company's bitcoin holdings, net interest expense primarily related to long-term debt obligations (the net proceeds of which were primarily used to purchase bitcoin), and income tax effects generated from the Company's bitcoin holdings and related debt issuances. Beginning in 2025, the Company has dedicated certain corporate resources to its bitcoin strategy. These costs, including related Share-based compensation expense are included within the "Corporate resources" and the "Share-based compensation expense" segment expense line items to better align with their activities and utilization.

The Company's chief operating decision maker ("CODM") is the Company's Chief Executive Officer, who manages the entity on a consolidated basis. The CODM uses "net income (loss)" to assess the profitability of the software business by comparing actual to budgeted results on a monthly basis. In doing so, he focuses on "controllable costs" across main functions of the Software Business and will allocate personnel and budget accordingly to maximize potential profitability.

The CODM also uses "net income (loss)" to understand the impact from income taxes and debt-related items for general tax and liquidity planning purposes.

The following tables present (for each of the Software Business segment and Corporate & Other category, and on a consolidated basis) the Company's revenues and significant expenses regularly provided to the CODM, reconciled to net income (loss) (in thousands) for each of the periods presented.

| | Year-Ended December 31, 2025 | | |
	Software Business	Corporate & Other (6)	Total Consolidated
Total revenues	$ 477,233	—	$ 477,233
Significant expenses (1)			
Controllable			
Sales and marketing	(100,665)	—	(100,665)
Maintenance	(27,264)	—	(27,264)
Consulting	(47,513)	—	(47,513)
Cloud	(72,973)	—	(72,973)
Technology	(88,361)	—	(88,361)
Corporate resources	(72,648)	(26,702)	(99,350)
Non-Controllable			
Unrealized loss on digital assets	—	(5,403,476)	(5,403,476)
Digital asset custody fees	—	(17,375)	(17,375)
Share-based compensation expense	(40,176)	(13,193)	(53,369)
Payroll taxes on equity award exercises and vestings	(5,838)	(983)	(6,821)
Other segment items (2)	(17,568)	(3,484)	(21,052)
Interest expense, net (3)	332	(65,300)	(64,968)
Income tax benefit (4)	86,097	1,591,705	1,677,802
Net income (loss)	$ 90,656	$ (3,938,808)	$ (3,848,152)
Total assets, as of December 31, 2025 (5)	$ 537,054	$ 61,104,028	$ 61,641,082

	Year-Ended December 31, 2024		
	Software Business	Corporate & Other	Total Consolidated
Total revenues	$ 463,456	—	$ 463,456
Significant expenses (1)			
Controllable			
Sales and marketing	(105,782)	—	(105,782)
Maintenance	(28,739)	—	(28,739)
Consulting	(56,472)	—	(56,472)
Cloud	(42,731)	—	(42,731)
Technology	(105,140)	—	(105,140)
Corporate resources	(85,479)	—	(85,479)
Non-Controllable			
Digital asset impairment losses	—	(1,789,862)	(1,789,862)
Digital asset custody fees	—	(5,956)	(5,956)
Share-based compensation expense	(77,124)	—	(77,124)
Payroll taxes on equity award exercises and vestings	(13,723)	—	(13,723)
Other segment items (2)	(167)	(1,753)	(1,920)
Interest expense, net (3)	—	(61,941)	(61,941)
Loss on debt extinguishment	—	(22,933)	(22,933)
Income tax benefit (4)	226,961	540,724	767,685
Net income (loss)	$ 175,060	$ (1,341,721)	$ (1,166,661)
Total assets, as of December 31, 2024	$ 743,190	$ 25,100,495	$ 25,843,685

| | Year Ended December 31, 2023 | | |
	Software Business	Corporate & Other	Total Consolidated
Total revenues	$ 496,261	—	$ 496,261
Significant expenses (1)			
Controllable			
Sales and marketing	(112,408)	—	(112,408)
Maintenance	(20,058)	—	(20,058)
Consulting	(61,019)	—	(61,019)
Cloud	(31,466)	—	(31,466)
Technology	(106,901)	—	(106,901)
Corporate resources	(84,947)	—	(84,947)
Non-Controllable			
Digital asset impairment losses	—	(115,851)	(115,851)
Digital asset custody fees	—	(1,572)	(1,572)
Share-based compensation expense	(69,571)	—	(69,571)
Payroll taxes on equity award exercises and vestings	(820)	—	(820)
Other segment items (2)	(10,717)	(1,182)	(11,899)
Interest expense, net (3)	—	(48,960)	(48,960)
Gain on debt extinguishment	—	44,686	44,686
Income tax benefit (4)	10,553	543,093	553,646
Net income	$ 8,907	$ 420,214	$ 429,121
Total assets, as of December 31, 2023	$ 470,353	$ 4,292,175	$ 4,762,528

(1) Significant expenses regularly provided to the CODM include both: (i) costs that the CODM considers to be "controllable", for which the Company can manage future expense via the budgeting process (e.g. salaries, commissions, travel and entertainment expenses, third party-service provider fees, etc.), and that support each specific function of the Software Business (i.e. sales and marketing, maintenance, consulting, cloud, technology, and corporate resources) and (ii) costs that the CODM considers to be "non-controllable", for which future expenses are primarily outside the Company's control, such as digital asset impairment and custody fees, share-based compensation expense, and employer payroll taxes related to the exercise or vesting of certain awards under the Stock Incentive Plans.

(2) Other segment items for the Software Business are primarily related to foreign currency transaction gains and losses, costs supporting the Company's education function, one-time corporate initiatives, and certain expenses that are not easily allocable to specific functions. Other segment items for the Corporate & Other category are primarily related to third-party consulting and advisory fees.

(3) Interest income (expense), net is substantially related to interest expense on the Company's long-term debt arrangements, the proceeds from which were primarily used to purchase bitcoin. All of the Company's interest income and expense are presented in the Corporate & Other category for the years ended December 31, 2024 and 2023.

(4) Income tax effects allocated to the Corporate & Other category are related solely to transactions involving the Company's bitcoin or debt, including unrealized gains or losses on digital assets, digital asset impairment losses, interest expense, gains and losses on debt extinguishments, share-based compensation expense, corporate resources (including personnel costs), and other third-party expenses. The income tax benefit in the Software Business category mainly relates to the tax benefit of the share-based compensation for employees.

(5) Due to the adoption of ASU 2023-08, segment assets allocated to the Corporate & Other category as of December 31, 2025 included only the Company's digital assets. As of December 31, 2025, segment assets included the Company's digital assets and deferred tax assets primarily related to unrealized losses on digital assets.

(6) Beginning in 2025, certain personnel costs for employees involved in the Company's bitcoin strategy are allocated and reported within Corporate resources in the Corporate & Other category. Non-Controllable costs include bitcoin fair value adjustments, bitcoin custody fees, and stock-based compensation.

Depreciation and amortization are included in net income (loss), but are not regularly reported to the CODM. All remaining depreciation and amortization is related to the Software Business, and separately presented in the Company's Consolidated Statements of Cash Flows. Significant non-cash items include unrealized gain or loss on digital assets post adoption of ASU 2023-08, digital asset impairment, share-based compensation, and gains and losses on debt extinguishments and are presented in the table above and in the Company's Consolidated Statements of Operations and/or Statements of Cash Flows. The Company does not regularly report capital expenditures on long-lived assets to the CODM.

The following table presents total revenues and long-lived assets (in thousands) according to geographic region. Long-lived assets are comprised of right-of-use assets and property and equipment, net. The Corporate & Other category disclosed above is included within the U.S. region.

Geographic regions:		U.S.		EMEA		Other Regions		Consolidated
Total revenues								
Year ended December 31, 2025	$	272,218	$	162,661	$	42,354	$	477,233
Year ended December 31, 2024	$	259,582	$	155,923	$	47,951	$	463,456
Year ended December 31, 2023	$	284,174	$	155,914	$	56,173	$	496,261
Long-lived assets								
As of December 31, 2025	$	66,022	$	2,908	$	6,903	$	75,833
As of December 31, 2024	$	69,767	$	3,556	$	7,564	$	80,887

The EMEA region includes operations in Europe, the Middle East, and Africa. The other regions include all other foreign countries, generally comprising Latin America, the Asia Pacific region, and Canada. For the year ended December 31, 2025, Germany accounted for 10% or more of total consolidated revenues. For the years ended December 31, 2024 and 2023, no individual foreign country accounted for 10% or more of total consolidated revenues.

For the years ended December 31, 2025, 2024, and 2023, no individual customer accounted for 10% or more of total consolidated revenues.

As of December 31, 2025 and 2024, no individual foreign country accounted for 10% or more of total consolidated assets.

(17) Related Party Transactions

Saylor Indemnification Agreements

Commencing in June 2021, Michael J. Saylor, the Company's Chairman of the Board and Executive Chairman, provided indemnification coverage to the Company's directors and officers ("D&Os") through a series of indemnification agreements. These agreements were initially executed for applicable periods in which the Company determined not to obtain commercial D&O insurance policies and later to cover claims not insured under the Company's commercial D&O liability policies. The Company determined that having indemnity coverage from Mr. Saylor was in the best interest of the Company.

In June 2023, the Company bound new commercial D&O liability insurance policies (the "2023 Commercial Policies") providing $40 million in aggregate coverage for a one-year term, but those policies excluded (i) claims previously noticed to and accepted by an earlier D&O insurer, (ii) claims related to acts or omissions giving rise to such claims, and demands, investigations, suits or other proceedings entered against an insured prior to June 24, 2022, and (iii) future interrelated wrongful acts (collectively, the "Excluded Claims"). Concurrently, the Company entered into a new indemnification agreement with Mr. Saylor (the "2023 Tail Agreement"), pursuant to which he agreed to cover the Excluded Claims for $157,000 for an initial one-year term, with options to extend for additional one-year periods. The Company elected to extend the 2023 Tail Agreement for an additional one-year term in June 2024 and paid Mr. Saylor $157,000 for that coverage period.

In June 2025, the Company bound new commercial D&O liability insurance policies (the "2025 Commercial Policies") providing $120 million in aggregate coverage for a one-year term. The Company has determined that the 2025 Commercial Policies provide sufficient coverage and, accordingly, the 2023 Tail Agreement was not extended beyond its June 2025 expiration.

Allocation Agreements

On August 31, 2022, the District of Columbia (the "District"), through its Office of the Attorney General, filed a civil complaint in the Superior Court of the District of Columbia naming as defendants (i) Michael J. Saylor, the Chairman of the Company's Board and the Company's Executive Chairman, in his personal capacity, and (ii) the Company. The District sought, among other relief, monetary damages under the District's False Claims Act for the alleged failure of Mr. Saylor to pay personal income taxes to the District over a number of years together with penalties, interest, and treble damages. The complaint alleged in the sole claim against the Company that it violated the District's False Claims Act by conspiring to assist Mr. Saylor's alleged failure to pay personal income taxes. On May 31, 2024, the District, Mr. Saylor, and the Company stipulated to the entry of a Consent Order and Judgment ("Consent Order") with the court pursuant to which the District, upon receipt of all amounts due under the Consent Order, released Mr. Saylor and the Company from all claims and liabilities that the District asserted, could have asserted, or may assert in the future based on the conduct described in the complaints filed in the case.

In connection with the Consent Order, on May 31, 2024, the Company and Mr. Saylor entered into an agreement pursuant to which Mr. Saylor and the Company agreed that Mr. Saylor would pay $40,000,000 due to the District to settle the case and resolve the litigation with the District. Pursuant to a separate agreement between Mr. Saylor and the Company, Mr. Saylor paid this settlement amount to the District in full and the Company was not obligated to make any contribution to the settlement payment. On July 15, 2024, Mr. Saylor and the Company entered into a separate agreement with counsel to Tributum, LLC, the relator in the case (the "Relator"), to resolve the amount due to such counsel in satisfaction of Relator's claims for statutory expenses, attorneys' fees and costs. Pursuant to a separate agreement between Mr. Saylor and the Company, Mr. Saylor paid this settlement amount in full and the Company was not obligated to make any contribution to this settlement payment.

(18) Subsequent Events

Dividends on Preferred Stock

On February 2, 2026, the Company paid an aggregate $30.9 million of cash dividends on STRC Stock, representing a cash dividend per share of $0.916666667 and a dividend rate of 11.00% per annum.

On January 31, 2026, the Company declared a monthly cash dividend of $0.9375 per share payable on STRC Stock on February 28, 2026 (or, if such day is not a business day, the next business day) to stockholders of record as of 5:00 p.m., New York City time, on February 15, 2026. The cash dividend for the month ending February 28, 2026 represents a dividend rate of 11.25% per annum.

Bitcoin Holdings

As of February 13, 2026, the Company held approximately 717,131 bitcoins with an aggregate fair market value of $49.3 billion (based on the market price of $68,734 of one bitcoin as reported on the Coinbase exchange as of February 13, 2026, 4:00 p.m. Eastern Time).

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Second Restated Certificate of Incorporation of the registrant (incorporated herein by reference to Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003 (File No. 000-24435)).
3.2	Certificate of Amendment to the registrant's Second Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on January 23, 2025 (File No. 000-24435)).
3.3	Certificate of Amendment to the registrant's Second Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on August 11, 2025 (File No. 001-42509)).
3.4	Second Amended and Restated By-Laws of the registrant (incorporated herein by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K filed with the SEC on August 11, 2025 (File No. 001-42509)).
3.5	Certificate of Designations of 8.00% Series A Perpetual Strike Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on February 5, 2025 (File No. 000-24435)).
3.6	Certificate of Designations of 10.00% Series A Perpetual Strife Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 25, 2025 (File No. 001-42509)).
3.7	Certificate of Amendment to Certificate of Designations of 8.00% Series A Perpetual Strike Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on July 7, 2025 (File No. 001-42509)).
3.8	Certificate of Designations of 10.00% Series A Perpetual Stride Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on June 10, 2025 (File No. 001-42509)).
3.9	Certificate of Designations of Variable Rate Series A Perpetual Stretch Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on July 29, 2025 (File No. 001-42509)).
3.10	Certificate of Increase for 8.00% Series A Perpetual Strike Preferred Stock (incorporated herein by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K filed with the SEC on July 29, 2025 (File No. 001-42509)).
3.11	Certificate of Validation for 8.00% Series A Perpetual Strike Preferred Stock (incorporated herein by reference to Exhibit 3.10 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 5, 2025 (File No. 001-42509)).
3.12	Certificate of Increase for 10.00% Series A Perpetual Strife Preferred Stock (incorporated herein by reference to Exhibit 3.3 to the registrant's Current Report on Form 8-K filed with the SEC on July 29, 2025 (File No. 001-42509)).
3.13	Certificate of Validation for 10.00% Series A Perpetual Strife Preferred Stock (incorporated herein by reference to Exhibit 3.14 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 5, 2025 (File No.001-42509)).
3.14	Certificate of Increase for 10.00% Series A Perpetual Stride Preferred Stock (incorporated herein by reference to Exhibit 3.4 to the registrant's Current Report on Form 8-K filed with the SEC on July 29, 2025 (File No. 001-42509)).
3.15	Certificate of Validation for 10.00% Series A Perpetual Stride Preferred Stock (incorporated herein by reference to Exhibit 3.14 to the registrant's Quarterly Report on Form 10-Q filed with the SEC on August 5, 2025 (File No. 001-42509)).
3.16	Certificate of Increase for Variable Rate Series A Perpetual Stretch Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on July 31, 2025 (File No. 001-42509)).
3.17	Certificate of Designations of 10.00% Series A Perpetual Stream Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 13, 2025 (File No. 001-42509)).
4.1	Form of Certificate of Class A Common Stock of the registrant (incorporated herein by reference to Exhibit 4.1 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 (File No. 000-24435)).
4.2	Description of the registrant's registered securities.
4.3	Indenture, dated as of March 8, 2024, by and between the registrant and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 11, 2024 (File No. 000-24435)).
4.4	Form of 0.625% Convertible Senior Note due 2030 (included within Exhibit 4.5 incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 11, 2024 (File No. 000-24435)).
4.5	Indenture, dated as of March 18, 2024, by and between the registrant and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 19, 2024 (File No. 000-24435)).
4.6	Form of 0.875% Convertible Senior Note due 2031 (included within Exhibit 4.7 incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 19, 2024 (File No. 000-24435)).
4.7	Indenture, dated as of June 17, 2024, by and between the registrant and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on June 20, 2024 (File No. 000-24435)).
4.8	Form of 2.25% Convertible Senior Note due 2032 (included within Exhibit 4.9 incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on June 20, 2024 (File No. 000-24435)).

4.9	Indenture, dated as of September 19, 2024, by and between the registrant and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 20, 2024 (File No. 000-24435)).
4.10	Form of 0.625% Convertible Senior Note due 2028 (included within Exhibit 4.11 incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 20, 2024 (File No. 000-24435)).
4.11	Indenture, dated as of November 21, 2024, by and between the registrant and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 21, 2024 (File No. 000-24435)).
4.12	Form of 0% Convertible Senior Note due 2029 (included within Exhibit 4.13 incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 21, 2024 (File No. 000-24435)).
4.13	Indenture, dated as of February 21, 2025, by and between the registrant and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on February 24, 2025 (File No. 001-42509)).
4.14	Form of 0% Convertible Senior Notes due 2030 (incorporated herein by reference to Exhibit 4.2 to the registrant's Current Report on Form 8-K filed with the SEC on February 24, 2025 (File No. 001-42509)).
4.15	Form of Certificate of 8.00% Series A Perpetual Strike Preferred Stock of the registrant (included within Exhibit 3.4 incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K filed with the SEC on February 5, 2025 (File No. 000-24435)).
4.16	Form of Certificate of 10.00% Series A Perpetual Strife Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on March 25, 2025 (File No. 001-42509)).
4.17	Form of Certificate of 10.00% Series A Perpetual Stride Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on June 10, 2025 (File No. 001-42509)).
4.18	Form of Certificate of Variable Rate Series A Perpetual Stretch Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on July 29, 2025 (File No. 001-42509)).
4.19	Form of Certificate of 10.00% Series A Perpetual Stream Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 13, 2025 (File No. 001-42509)).
10.1†	MicroStrategy Incorporated 2013 Stock Incentive Plan (the "2013 Plan") (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on September 9, 2013 (File No. 000-24435)).
10.2†	Amendment No. 1 to the 2013 Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on April 28, 2014 (File No. 000-24435)).
10.3†	Amendment No. 2 to the 2013 Plan (incorporated herein by reference to Exhibit 99.3 to the registrant's Registration Statement on Form S-8 filed with the SEC on July 25, 2014 (File No. 333-197645)).
10.4†	Amendment No. 3 to the 2013 Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the SEC on October 26, 2015 (File No. 000-24435)).
10.5†	Amendment No. 4 to the 2013 Plan (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2018 (File No. 000-24435)).
10.6†	Amendment No. 5 to the 2013 Plan (incorporated herein by reference to Appendix A to the registrant's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 15, 2021 (File No. 000-24435)).
10.7†	Form of Nonstatutory Stock Option Agreement (2013) under the 2013 Plan (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the SEC on September 9, 2013 (File No. 000-24435)).
10.8†	Form of Nonstatutory Stock Option Agreement (2016) under the 2013 Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (File No. 000-24435)).
10.9†	Form of Restricted Stock Unit ("RSU") Agreement (2021) under the 2013 Plan (incorporated herein by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (File No. 000-24435)).
10.10†	Form of International RSU Agreement (2022) under the 2013 Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022 (File No. 000-24435)).
10.11†	Form of UK RSU Agreement (2021) under the 2013 Plan (incorporated herein by reference to Exhibit 10.11 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (File No. 000-24435)).
10.12†	Form of Canada RSU Agreement (2021) under the 2013 Plan (incorporated herein by reference to Exhibit 10.12 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (File No. 000-24435)).
10.13†	Form of Argentina RSU Agreement (2022) under the 2013 Plan (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022 (File No. 000-24435)).
10.14†	Form of China RSU Agreement (2022) under the 2013 Plan (incorporated herein by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022 (File No. 000-24435)).
10.15†	Strategy Inc 2023 Equity Incentive Plan (the "2023 Plan") (incorporated herein by reference to Exhibit 10.15 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (File No. 000-24435)).
10.16†	Amendment No. 1 to the 2023 Plan (incorporated herein by reference to Exhibit 10.16 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 2024 (File No. 001-42509)).

10.17†	U.S. Form of Nonstatutory Stock Option Agreement (2023) under the 2023 Plan (incorporated herein by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K filed with the SEC on May 30, 2023 (File No. 000-24435)).
10.18†	U.S. Form of RSU Agreement (2023) under the 2023 Plan (incorporated herein by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K filed with the SEC on May 30, 2023 (File No. 000-24435)).
10.19†	UK Form of Nonstatutory Stock Option Agreement (2023) under the 2023 Plan (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (File No. 000-24435)).
10.20†	UK Form of RSU Agreement (2023) under the 2023 Plan (incorporated herein by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (File No. 000-24435)).
10.21†	China Form of Nonstatutory Stock Option Agreement (2023) under the 2023 Plan (incorporated herein by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (File No. 000-24435)).
10.22†	China Form of RSU Agreement (2023) under the 2023 Plan (incorporated herein by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (File No. 000-24435)).
10.23†	Canada Form of RSU Agreement (2023) under the 2023 Plan (incorporated herein by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (File No. 000-24435)).
10.24†	International Form of Nonstatutory Stock Option Agreement (2023) under the 2023 Plan (incorporated herein by reference to Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (File No. 000-24435)).
10.25†	International Form of RSU Agreement (2023) under the 2023 Plan (incorporated herein by reference to Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (File No. 000-24435)).
10.26†	UK Sub-Plan under the 2023 Plan (incorporated herein by reference to Exhibit 10.11 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (File No. 000-24435)).
10.27†	U.S. Form of Nonstatutory Stock Option Agreement (Non-Employee Director) (2023) under the 2023 Plan (incorporated herein by reference to Exhibit 10.12 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (File No. 000-24435)).
10.28†	U.S. Form of RSU Agreement (Non-Employee Director) (2023) under the 2023 Plan (incorporated herein by reference to Exhibit 10.13 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (File No. 000-24435)).
10.29†	U.S. Form of Performance Stock Unit ("PSU") Agreement (2023) under the 2023 Plan (incorporated herein by reference to Exhibit 99.3 to the registrant's Current Report on Form 8-K filed with the SEC on May 30, 2023 (File No. 000-24435)).
10.30†	China Form of RSU Agreement (2024) under the 2023 Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (File No. 000-024435)).
10.31†	U.S. Form of RSU Agreement (2024) under the 2023 Plan (incorporated herein by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (File No. 000-024435)).
10.32†	U.K. Form of RSU Agreement (2024) under the 2023 Plan (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (File No. 000-024435)).
10.33†	Canada Form of RSU Agreement (2024) under the 2023 Plan (incorporated herein by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (File No. 000-024435)).
10.34†	International Form of RSU Agreement (2024) under the 2023 Plan (incorporated herein by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (File No. 000-024435)).
10.35†	U.S. Form of PSU Agreement (2024) under the 2023 Plan (incorporated herein by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (File No. 000-024435)).
10.36†	Amendments made to certain outstanding RSU and PSU Agreements under the 2013 Plan and the 2023 Plan, the forms of which agreements were filed or incorporated by reference as Exhibits 10.9, 10.10, 10.11, 10.12, 10.13, 10.17, 10.19, 10.22, 10.24, and 10.28 to the registrant's Annual Report on Form 10-K filed with the SEC on February 15, 2024 (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30 2024 (File No. 000-024435)).
10.37†	U.S. Form of RSU Agreement (2025) under the 2023 Plan (incorporated herein by reference to Exhibit 10.7 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (File No. 001-42509)).
10.38†	U.S. Form of Non Statutory Stock Option Agreement (2025) under the 2023 Plan (incorporated herein by reference to Exhibit 10.8 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (File No. 001-42509)).
10.39†	U.S. Form of RSU Agreement (Non-Employee Director) (2025) under the 2023 Plan (incorporated herein by reference to Exhibit 10.9 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (File No. 001-42509)).
10.40†	U.S. Form of Non Statutory Stock Option Agreement (Non-Employee Director) (2025) under the 2023 Plan (incorporated herein by reference to Exhibit 10.10 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (File No. 001-42509)).
10.41†	International Form of RSU Agreement (2025) under the 2023 Plan (incorporated herein by reference to Exhibit 10.11 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (File No. 001-42509)).
10.42†	International Form of Non Statutory Option Agreement (2025) under the 2023 Plan (incorporated herein by reference to Exhibit 10.12 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (File No. 001-42509)).

10.43†	Amendments to existing Forms of RSU Agreement and Option Agreements under the registrant's 2013 Stock Incentive Plan and the 2023 Plan (incorporated herein by reference to Exhibit 10.13 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (File No. 001-42509)).
10.44†	Summary of Perquisites and Associated Other Compensation Arrangements for Named Executive Officers.
10.45†	Summary of Director Fees, Equity Grants, Perquisites, and Associated Other Compensation Arrangements for Non-Employee Directors.
10.46†	Sublease Agreement, dated as of January 31, 2011, by and between the Company and Aeromar Management Company, LLC (incorporated herein by reference to Exhibit 10.14 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-24435)).
10.47†	Summary of Designated Company Vehicles Policy (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (File No. 000-24435)).
10.48†	Summary of Cash Bonus and Salary Determinations for Certain Executive Officers (incorporated herein by reference to Item 9B to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-42509)).
10.49†	Summary of Certain Provisions of CFO Offer Letter (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (File No. 000-24435)).
10.50†	MicroStrategy Incorporated 2021 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 99.1 to the registrant's Registration Statement on Form S-8 filed with the SEC on February 1, 2021 (File No. 333-252608)).
10.51†	Summary of Certain Provisions of General Counsel Offer Letter.
10.52	Omnibus Sales Agreement, dated as of November 4, 2025, by and among the registrant and TD Securities (USA) LLC, Barclays Capital Inc., The Benchmark Company, LLC, BTIG, LLC, Canaccord Genuity LLC, Cantor Fitzgerald & Co., Clear Street LLC, Compass Point Research & Trading, LLC, H.C. Wainwright & Co., LLC, Keefe, Bruyette & Woods, Inc., Maxim Group LLC, Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, Santander US Capital Markets LLC, SG Americas Securities, LLC and TCBI Securities, Inc., doing business as Texas Capital Securities (incorporated herein by reference to Exhibit 1.1 to the registrant's Current Report on Form 8-K filed with the SEC on November 4, 2025 (File No. 001-42509)).
19	Strategy Inc Insider Trading Policy.
21.1	Subsidiaries of the registrant.
23.1	Consent of KPMG LLP.
31.1	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Principal Executive Officer.
31.2	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Principal Financial Officer.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Dodd-Frank Compensation Recovery Policy (incorporated herein by reference to Exhibit 97.1 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (File No. 000-24435))
101.INS	Inline XBRL Instance Document. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbases Document.
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

---

† Management contracts and compensatory plans or arrangements.

SIGNATURES

*Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the und*ersigned, thereunto duly authorized.

STRATEGY INC
(Registrant)

By: /s/ Phong Le
_____

Name: **Phong Le**
Title: **President & Chief Executive Officer**

Date: February 19, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/S/ PHONG LE **Phong Le**	President & Chief Executive Officer and Director (Principal Executive Officer)	February 19, 2026
/S/ ANDREW KANG **Andrew Kang**	Executive Vice President & Chief Financial Officer (Principal Financial Officer)	February 19, 2026
/S/ JEANINE MONTGOMERY **Jeanine Montgomery**	Vice President & Chief Accounting Officer (Principal Accounting Officer)	February 19, 2026
/S/ MICHAEL J. SAYLOR **Michael J. Saylor**	Chairman of the Board of Directors & Executive Chairman	February 19, 2026
/S/ PETER L. BRIGER **Peter L. Briger**	Director	February 19, 2026
/S/ BRIAN BROOKS **Brian Brooks**	Director	February 19, 2026
/S/ JANE DIETZE **Jane Dietze**	Director	February 19, 2026
/S/ STEPHEN X. GRAHAM **Stephen X. Graham**	Director	February 19, 2026
/S/ JARROD M. PATTEN **Jarrod M. Patten**	Director	February 19, 2026
/S/ CARL J. RICKERTSEN **Carl J. Rickertsen**	Director	February 19, 2026
/S/ GREGG WINIARSKI **Gregg Winiarski**	Director	February 19, 2026

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2025, 2024, and 2023
(in thousands)

	Balance at the beginning of the period	Additions (1)	Deductions	Balance at the end of the period
Allowance for credit losses:				
December 31, 2025	$ 2,188	1,437	(279) $	3,346
December 31, 2024	$ 3,069	722	(1603) $	2,188
December 31, 2023	$ 2,564	797	(292) $	3,069
Deferred tax valuation allowance:				
December 31, 2025	$ 494	—	— $	494
December 31, 2024	$ 1,427	—	(933) $	494
December 31, 2023	$ 511,412	193	(510,178) $	1,427

(1)   Reductions in/charges to revenues and expenses.

Board of Directors

Michael J. Saylor

Chairman of the Board &
Executive Chairman

Phong Q. Le

President & Chief Executive
Officer

Peter L. Briger, Jr.

Chairman, Fortress Investment
Group

Brian P. Brooks

Chairman and Chief
Executive Officer, Meridian
Capital Group

Jane A. Dietze

Chief Investment Officer,
Brown University

Stephem X. Graham

President, CrossHill
Financial Group, Inc.

Jarrod M. Patten

President & Chief
Executive Officer, RRG

Carl J. Rickertsen

Managing Partner, Pine Creek
Partners LLC

Gregg J. Winiarski

Chief Legal Officer, Fanatics
Holdings Inc.

Executive Officers

Michael J. Saylor

Chairman of the Board &
Executive Chairman

Phong Q. Le

President & Chief Executive
Officer

Andrew Kang

Executive Vice President &
Chief Financial Officer

Thomas C. Chow

Executive Vice President,
General Counsel & Secretary



Strategy Inc
1850 Towers Crescent Plaza | Tysons Corner, VA 22182 |
strategy.com